Form 20-F
period 2003-01-31
EL NINO VENTURES INC
filed 2003-07-17
CIK 1136861

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

________

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X

________

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED

JANUARY 31, 2003

OR

FOR THE TRANSITION PERIOD FROM ________ TO ________

COMMISSION FILE NUMBER

0-31108

EL NINO VENTURES INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

NOT APPLICABLE

(TRANSLATION OF REGISTRANT’S NAME INTO ENGLISH)

BRITISH COLUMBIA, CANADA

(JURISDICTION OF INCORPORATION OR ORGANIZATION)

2303 WEST 41ST AVENUE, VANCOUVER, BRITISH COLUMBIA V6M 2A3

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

TITLE OF EACH CLASS        NAME OF EACH EXCHANGE ON WHICH REGISTERED

NONE

Securities Registered or to be Registered Pursuant to Section 12(g) of the Act.

COMMON SHARES WITHOUT PAR VALUE

(TITLE OF CLASS)

Securities For Which There is a Reporting Obligation Pursuant to Section 15(d) of the Act.

NONE

(TITLE OF CLASS)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER’S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

3,071,546 COMMON SHARES

Indicate by Check Mark Whether the Registrant (1) has Filed All Reports Required To be Filed by Section 12 or 15(D) of the Securities Exchange Act of 1934 During the Preceding 12 Months (or for such shorter period that the registrant was required to file such reports), and (2) Has Been Subject to Such Filing Requirements for the Past 90 Days.

YES

________

NO

__X____

Indicate by Check Mark Which Financial Statement Item the Registrant Has Elected to Follow. ITEM 17 __X______ ITEM 18 _______

Indicate by Check Mark Whether the Registrant Has Filed All Documents and Reports Required to be Filed by Sections 12, 13 or 15(D) of the Securities Exchange Act of 1934 Subsequent to the Distribution of Securities Under a Plan Confirmed by a Court.

YES

________

NO

_______

NOT APPLICABLE

____X___

TABLE OF CONTENTS

Page

Glossary of Mining Terms

6

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

7

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

7

ITEM 3.

KEY INFORMATION

7

Selected Financial Data

7

Capitalization and Indebtedness

8

Reasons for the Offer and Use of Proceeds

8

Risk Factors

8

Exploration and Development Risks

9

Operating Hazards and Risks

10

Lack of Cash Flow and Non Availability of Additional Funds

10

Reserves

10

Title Risks

10

Uncertainty or Contestation of Contract Rights

11

Conflicts of Interest

11

Competition and Agreements with Other Parties

11

Fluctuating Mineral Prices

11

Shares Reserved for Future Issuance; Potential Dilution

12

Environmental Regulation

12

Canadian Jurisdictional and Enforceability of Judgements, Risks

12

Adequate Labor and Dependence Upon Key Personnel

13

Forward Looking Statements

13

ITEM 4.

INFORMATION ON THE COMPANY

13

History and Development of the Company

13

Business of the Company

14

Sassy Property, Alaska, USA

14

Ownership

14

Description of Property

15

Location and Access

15

Property Geology

16

Previous Work

16

Conclusion

17

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

17

Operating Results

17

Fiscal Year Ended January 31, 2003 compared to Fiscal Year Ended January 31, 2002

17

Overview

17

Summary of the Results of the Operation

17

Fiscal Year Ended January 31, 2002 compared to Fiscal Year Ended January 31, 2001

17

Overview

17

Summary of Results of the Operation

18

Fiscal Year Ended January 31, 2001 compared to Fiscal Year Ended January 31, 2000

18

Overview

18

Summary of Results of the Operation

18

Liquidity and Capital Resources

18

January 31, 2003 compared to January 31, 2002

18

Capital Resources and Liquidity

18

January 31, 2002 compared to January 31, 2001

18

Capital Resources and Liquidity

18

January 31, 2001 compared to January 31, 2000

19

Capital Resources and Liquidity

19

Research and Development, Patents and Licenses, etc.

19

Trend Information

19

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

19

Directors and Senior Management

19

Compensation

Summary Compensation

21

Long Term Incentive Plan

21

Termination of Employment, Change in Responsibilities and Employment Contracts

21

Compensation Committee

21

Report on Executive Compensation

21

Compensation to Directors

21

Options and Stock Appreciation Rights Grants During Most Recently Completed

Financial Year

22

Options Exercised by Directors, Executive Officers, Non-Executive Insiders, and

Others in Financial Year

22

Defined Benefit Plans

23

Board Practices

23

Employees

23

Share Ownership

23

Performance Shares and Escrowed Shares

24

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

24

Major Shareholders

24

Related Party Transactions

24

Interests of Experts and Counsel

25

ITEM 8.

FINANCIAL INFORMATION

25

Consolidated Statements and Other Financial Information

25

Significant Changes

25

ITEM 9.

THE OFFER AND LISTING

25

Offer and Listing Details

25

Plan of Distribution

26

Markets

26

Selling Shareholders

26

Dilution

27

Expenses of the Issue

27

ITEM 10.

ADDITIONAL INFORMATION

27

Share Capital

27

Memorandum and Articles of Association

27

Material Contracts

27

Exchange Controls

27

Taxation

28

Canadian Federal Income Tax Consequences

29

Dividends

29

Capital Gains

29

United States Federal Income Tax Consequences

30

US Holders

31

Distributions on Common Shares of the Company

31

Foreign Tax Credit

31

Disposition of Common Shares of the Company

32

Other Considerations for US Holders

32

Foreign Personal Holding Company

32

Foreign Investment Company

33

Passive Foreign Investment Company

33

Controlled Foreign Corporation

35

Dividends and Paying Agents

35

Statements by Experts

36

Documents on Display

36

Subsidiary Information

36

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

36

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

36

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

36

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

36

PART III

ITEM 17.

FINANCIAL STATEMENTS

37

ITEM 18.

FINANCIAL STATEMENTS

37

ITEM 19.

EXHIBITS

37

SIGNATURES

38

EXHIBIT INDEX

GLOSSARY

The following are abbreviations and definitions of terms commonly used in the mining industry and this

Annual Report.

Anglo

Anglo Alaska Gold Corp.

Ag

The chemical symbol for silver.

Airborne Mag-EM

Airborne magnetometer and electromagnetic geophysical surveys which measure the magnetic and electrical responses from the ground over which the survey is carried out.

Au

The chemical symbol for gold.

Geophysical Surveys

The use of one or more geophysical techniques in geophysical exploration.

Grab Samples

A sample of rock or sediment taken more or less indiscriminately at any place.

Gneisses

Layered granite like rock.

Gossans

An iron-oxide rich weathered product overlying a sulphide deposit.

gpt

Grams per tonne.

g/t Au

Grams of gold per tonne.

Km

A measure of distance known as a kilometre.

Max-Min EM

A specific type of electromagnetic geophysical survey.

Mineralization

The concentration of metals and their chemical compounds within a body of rock.

NSR

Net Smelter Returns.

Opt

Ounce per ton.

Oz

A measure of weight known as an ounce.

Pd

The chemical symbol for Palladium.

PGM

Platinum Group Metals.

PGE

Platinum Group Elements.

Ppm

Parts per million.

Pt

The chemical symbol for Platinum.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The Company has a limited history of operations and has not generated any operating revenues in the pertinent.  The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company.  This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  To date the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  There are material differences between Canadian GAAP and the accounting principles that are generally accepted in the United States (“U.S. GAAP”) as applied to the Company including disclosure items.  For a comparison of these differences, refer to Note 10 to the Financial Statements.

SELECTED FINANCIAL DATA

CANADIAN GAAP

(IN CANADIAN DOLLARS)

Selected Financial Data for the Year Ended January 31

	12 Months Jan 31/03	12 Months Jan 31/02	12 Months Jan 31/01	12 Months Jan 31/00	12 Months Jan 31/99

Cash	28,485	67,974	73,402	156,437	-
Total Assets	29,679	71,483	75,671	160,408	-
Current Liability	52,838	33,097	49,105	36,793	202,243
Total Administrative Expenses	81,714	66,937	75,362	84,872	74,587
Exploration Expenses	4,831	382	61,687	-	-
Net Loss	86,545	67,319	137,049	84,872	74,587
Deficit	2,875,752	2,789,207	2,721,888	2,584,839	2,499,967
Weighted Avg # Shares	3,071,546	2,679,416	2,664,611	1,227,944	1,028,857
Basic Earnings (loss) per share	(0.03)	(0.03)	(0.05)	(0.07)	(0.07)

SELECTED FINANCIAL DATA

US GAAP

(IN CANADIAN DOLLARS)

Selected Financial Data for the Year Ended January 31

	12 Months Jan 31/03	12 Months Jan 31/02	12 Months Jan 31/01	12 Months Jan 31/00	12 Months Jan 31/99

Cash	28,485	67,974	73,402	156,437	-
Total Assets	29,679	71,483	75,671	160,408	-
Current Liability	52,838	33,097	49,105	36,793	202,243
Total Administrative Expenses	81,714	66,937	75,362	84,872	74,587
Exploration Expenses	4,831	382	61,687	-	-
Net Loss	86,545	67,319	137,049	84,872	74,587
Deficit	2,875,752	2,789,207	2,721,888	2,584,839	2,499,967

Weighted Avg # Shares	3,071,546	2,679,416	2,664,611	1,227,944	1,028,857
Basic Earnings (loss) per share	(0.03)	(0.03)	(0.05)	(0.07)	(0.07)

B.

Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons for the Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

From time to time, the Company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters.  The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements.  In order to comply with the terms of the safe harbor, the Company notes that a variety of factors including those set forth in this section entitled “Risk Factors of the Company’s Business” could cause the Company’s actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company’s forward-looking statements.

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

(i)

Exploration and Development Risks

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of commercial bodies of ore.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish ore reserves through drilling, metallurgical processes to extract the metal from the ore and, in the case of new properties to build the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for further expansion can be obtained on a timely basis.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short term factors relating to reserves, such as the need for orderly exploration of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.  Reserves are reported as general indicators of mine life.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

The Company's property is currently being explored or assessed for exploration and as a result, the Company has no source of operating cash flow.  The Company has limited financial resources and there is no assurance that if additional funding were needed, that it would be available to all the Company on terms and conditions acceptable to it.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in current properties.  The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs. The exploration of any ore deposits found on the Company's exploration property depends upon the Company's ability to obtain financing through debt financing, equity financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such property and reduce or terminate its operations.

None of the Company's property has commenced commercial production and the Company has no history of earnings or cash flow from its operations.  As a result there can be no assurance that the Company will be able to generate any of its property profitably or that its activities will generate positive cash flow.  The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is through the sale of its Common Shares.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially minable deposit exists on any property.  While the Company may generate additional working capital through the operation, sale or possible joint venture expansion of its properties, there is no assurance that any such funds will be available for operations.

The foregoing would apply in the event that the Company has reserves at some point in the future.

(ii)

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property, and possible environmental damage.  The Company does not have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities.  Payment of any liabilities as a result could have a materially adverse effect upon the Company's financial condition.

(iii)

Lack of Cash Flow and Non Availability of Additional Funds

The Company’s property has not commenced commercial production and the Company has no history of earnings or cash flow from its operations.  As a result there can be no assurance that the Company will be able to generate any of its property profitably or that its activities will generate positive cash flow.  The only present source of funds available to the Company is through the sale of its Common Shares.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property.  While the Company may generate additional working capital through the operation, development, sale or possible joint venture development of its property, there is no assurance that any such funds will be available for operations.

(iv)

No Proven Reserves

All of the properties in which the Company holds an interest are considered to be in the exploration stage only and do not contain a known body of commercial ore.

(v)

Title Risks

Full investigation of legal title to the property has not been carried out at this time.  The Company's properties consist of recorded mineral claims which have not been surveyed, and therefore the precise area and location of such claims is undefined.

While the Company has reviewed and is satisfied with the title for any claim in which it has a material interest and, to the best of its knowledge, such title is in good standing, there is no guarantee that title to such claim will not be challenged or impugned.  The property may be subject to prior unregistered agreements of transfer or native land claims and title may be affected by undeeded claims.

(vi)

Uncertainty or Contestation of Contract Rights

The Company owns or has the right to earn interests in properties under contract with a number of individuals and corporations.

(vii)

Conflicts of Interest

Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company.  In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.  Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.  The Company is not aware of the existence of any conflict of interest as described herein.

(viii)

Competition and Agreements with Other Parties

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities than itself.  Significant competition exists for the limited number of mineral acquisition opportunities available in the Company's sphere of operations.  As a result of this competition, the Company's ability to acquire additional attractive mining properties on terms it considers acceptable may be adversely affected.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in the properties subject to such agreements reduced as a result.  Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

(ix)

Fluctuating Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  There is no assurance that commodity prices will remain at current levels; significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted.  As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

(x)

Shares Reserved for Future Issuance; Potential Dilution

As of January 31, 2003, the Company had reserved, 250,000 Common Shares for issuance upon the exercise of incentive stock options.  Such common shares represent a potential equity dilution of approximately 7%, based upon the number of outstanding Common Shares at January 31, 2003, of 3,071,546.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional Common Shares and may grant additional stock options and/or issue additional warrants.  At January 31, 2003 the Company had 96,678,454 authorized but unissued and unreserved Common Shares.  Issuance of additional shares would be subject to Exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue Common Shares other than for the purposes of raising funds for property acquisition and general working capital requirements which issuance would be subject to Exchange approval.

(xi)

Environmental Regulation

All phases of the Company's operations in the United States are subject to environmental regulations.  It is the Company's belief that if environmental legislation in the United States including but not limited to possible amendment to the Federal Land Policy and Management Act which prevents undue and unnecessary degradation of federal lands; the Clean Air Act (which sets air quality standards), the Federal Water Pollution Control Act (Clean Water Act) (which directs standards to be set for surface water quality and for controlling discharges to surface water), the Safe Drinking Water Act (which directs standards to be set for quality of drinking water to be supplied to the public - states are the primary authorities - and regulating underground injection operations, the Solid Water Disposal Act (which regulates generation, storage and disposal of hazardous ware and manage solid, non-hazardous waste), the Comprehensive Environmental Response, Compensation and Liability Act (which requires operators to report releases of hazardous substances to the environment and inventory chemicals handled), the Toxic Substance Control Act (requires regulation of chemicals that present risk to health or environment), the Endangered Species Act (plants and animals listed that are threatened; protection plans mandated), and the Migratory Bird Treaty Act (prohibits killing of virtually all bird species), evolve in require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  The cost of compliance therewith may substantially increase and thereby effect the Company's operations; however, the Company is not aware of any pending environmental litigation or amendments to existing environmental litigation which will affect the Company's current or prepared operations or which would otherwise have a material adverse effect on the Company or its operations.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

(xii)

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Registrant is a Canadian corporation.  All of its directors and officers are residents of Canada except one who is a Panamanian resident.  As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Registrant, and as such directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgements of courts of the United States predicated upon civil liability of any of the Registrant, such directors or officers under the United States federal securities laws.  The Registrant has been advised by its Canadian counsel, that there is substantial doubt as to whether Canadian courts would (i) enforce judgements of the United States courts of competent jurisdiction obtained against the Registrant, such directors, or officers predicated upon the civil liabilities provisions of such securities laws or (ii) impose liabilities in original actions against the Registrant or their respective directors and officers predicated solely upon such securities laws.  Accordingly, United States shareholders may be forced to bring actions against the Registrant and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Registrant or its directors and officers.  Subject to necessary registration under applicable provincial corporate statutes in the case of a corporate shareholder.  Canadian courts do not restrict the ability of non-resident persons to sue in their courts.

(xiii)

Adequate Labor and Dependence Upon Key Personnel

The Company will depend upon recruiting and maintaining other qualified personnel to staff its operations.  The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company intends to operate.  There can be no assurance, however, that such personnel will always be available in the future.  In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized.  The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management.  The loss of services of any of its management could have a material adverse effect on the Company.

(xiv)

Forward Looking Statements

This document contains forward looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the likelihood of the Company's success in operating as an independent company and expanding its business.  These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change.  Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's future results.  All such forward looking statements are qualified by reference to matters discussed under this section entitled "Risk Factors of the Company's Business."  See Item 5: “Operating and Financial Review and Prospects”.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

El Nino Ventures Inc. ("ELN," or the "Company") was incorporated under the laws of the Province of British Columbia by registration of its Memorandum and Articles pursuant to the Company Act under the name Triple A Gold Mines Ltd.  On February 16, 1989 the name was changed to Westwego Resources Ltd. and on October 2, 1995, the name of the Company was changed to Corum Resource Corp.  On May 19, 1999, the shares of the Company were consolidated on a 12 old share for 1 new share basis.  After consolidation the authorized number of shares was increased from 1,666,666 (post-consolidation) to 100,000,000 and the name was changed to El Nino Ventures Inc.

Its head office and registered and records office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3.  The Company’s auditors are Smythe Ratcliffe, Chartered Accountants, Vancouver, British Columbia and the Registrar and Transfer Agent is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

The common shares of the Company are posted and listed for trading on the TSX Venture Exchange (the “Exchange”).

The Company is a junior exploration Company focusing on platinum group elements, (“PGE”) and gold.  The Company is in the exploration stage and has not generated any revenues from operations.

B.

Business of the Company

All the mineral properties in which the Company has an interest are currently at the exploration stage. The Company's primary objective is to explore mineral properties.  Its secondary objective is to locate, evaluate and acquire other mineral properties, and, to finance their exploration and, if warranted, expansion either through equity financing, by way of joint venture or option agreements or through a combination of both.  There are currently no known quantifiable reserves of gold or PGEs on any of the Company's properties.

Sassy Property, Alaska USA

Ownership

A Lease Purchase Option Agreement dated April 26, 2000 between the Company and Anglo Alaska Gold Corp. whereby the Company has acquired certain mineral claims located in the Fairbanks Recording District in Alaska.  Consideration is as follows:

a)

Work Commitments of $10,000 in the year 2000;

b)

Work Commitments of $25,000 in the year 2001;

c)

Work commitments of $45,000 in the year 2002;

d)

Work commitments of $50,000 in 2003 and each succeeding year during which the agreement is in effect; and

e)

100,000 shares upon execution of the agreement (which shares have been issued); and

f)

100,000 shares upon completion of First Work Program with recommendation for future work.

During the term of the agreement, the Company will pay a production royalty equal to 3% of the Net Smelter Returns.  The Company has the option to purchase 1% of the NSR for US $1,000,000 subject to further Exchange review and acceptance. El Nino can acquire 100% interest in the property for US$500,000 subject to a 3% NSR retained by the vendor

Under the agreement the Company was to make a cash payment to Anglo Alaska of $5000.00 US on each November 1st and March 1st until 2002. In 2002 the payments would increase to $10,000 March 1st and November 1st, 2002. In 2003, the payments would once again escalate to $20,000 each November and March 1st.

An amendment dated October 31st, 2000 was signed whereby the $5000.00 payment due March 1st was waived and the subsequent payments due were advanced by 6 months until March 1, 2003.  A further amendment was made whereby should a third party enter into an agreement with the Company then the original payment dates shall stand and any monies that were due and payable under the original payment schedule shall become due within 30 days of the Company entering into such an agreement.  On January 26th, 2001 correspondence was received from Anglo Alaska waiving the 2000 and 2001 work commitment. In early 2002, an amendment was signed and the payment due March 1st, 2002 was reduced to $2,500. The payment was made.  Pursuant to an amendment dated February 3, 2003, between Anglo Alaska and the Company the advance royalty payments due on the Sassy Property were revised as follows:

March 1, 2003

$1,000

March 1, 2004

$1,000

March 1, 2005

$5,000

March 1, 2006   $5,000

March 1, 2007

$5,000

March 1, 2008

$5,000

Furthermore, Anglo Alaska also waived all existing work commitments on the property, and agrees that only the minimum amount of work to keep the property in good standing shall be conducted.

Description of Property

The Property consists of 66 State of Alaska mining claims covering 2,640 acres on the Sassy gold property in Interior Alaska’s Tintina Gold Belt. The property size was reduced in late 2001 to 6 claims, covering 240 acres.  In 2000, Spectrum Resources Inc. was retained to write a compilation report on the Property. This compilation was based upon the most reliable and unpublished data that was available to the Spectrum Resources. The following italized section is excerpted from the report by Spectrum Resources.

Location and Access

The Sassy claims are located approximately 140 km southeast of Fairbanks in the Big Delta and B2 and C2 quadrangles in Township 5 South, Range 14 East, Sections, 1,2, 1101 and inTownship 5 South, Range 15 Earst, Sections 5 –8. This region is referred to as the Yukon-Tanana uplands, and area of rolling hills and mountain north of the Alaska Range. The claims are situated on the north shore of the Goodpastor River, approximately 1,.6km east of Indian Creek. Elevations range from a low of approximately 1,500ft above sea level in the Goodpastor River Valley, along the southern margin of the claims, to a high of approximately 2,550 ft above sea level on ridges forming the northern portion of the claims. Three major north-south stream drainages dissect the claims and flow south into the Goodpastor River. The nearest road is a winter road which extends from the Richardson Highway to the Pogo gold deposit about 5km south of the Sassy claims.  Access to the property is by helicopter, boat or walking. Large gravel bars along the south edge of the claims could be utilized to make an airstrip

Property Geology

The Sassy prospect is almost entirely underlain by rocks of the Cretaceous Goodpastor Batholith, a Tombstone suite intrusive composed of rocks ranging from granite to diorite.  The claims are situated on the south flank of the batholith, and cover a portion of the southwest contact zone. Rock sample geochemistry is not available and published geologic maps provide few details of the geology of the claims.  A small amount of public sector stream sediment sample geochemistry is available which indicates detectable values for arsenic and base metals.  Gold mineralization of Pogo or Ft. Knox style is permissive based on the ages and lithologies of rocks which are known to occur on the claims.

Several major fault zones are suspected on both the Sassy claims and in the immediate vicinity. These include the Gobi Fault, which trends northeast and cuts through the middle of the Sassy claims, and the Pogo Fault which trends northwest and transects the region less than 1km south of the Sassy Claims. Another significant regional-scale fault is the Indian Creek Fault, a north-south trending fault which follows Indian Creek approximately 1.5 km to the west of the claims.

Previous Work

Previous work within the claims is very limited.  Regional geological mapping was completed by the United States Geological Survey (USGS) in the mid-1970’s.  Stream sediment samples were collected in the region as part of the National Urananium Resource Evaluation program in the late 1970’s. More detailed stream sediment sampling (at quarter mile spacing) was completed in 1999 during regional sampling.   There is no known lode or placer gold production within the claims, nor has any detailed geologic sampling or mapping been completed on the claims.  Airborne geophysical data including aeromagnetic, electromagnetic and radiometric data was acquired by the Alaska Division of Geologic and Geophysical Surveys.

Conclusion

The Company’s independent geological consultant has recommended a Phase 1 exploration program consisting of detailed stream sediment sampling, grid-based power auger soil sampling and geologic mapping and rock sampling.  The cost of such a Program is estimated to be in the order of $50,000US, however due to low metal prices this program has been deferred until 2002. In 2001 the size of the Property was reduced and accordingly the work program is being replanned to reflect the new property size.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

This discussion should be read in conjunction with the audited financial statements of the Company and related notes thereto included herein.

Summary of Results of the Operation

Twelve Months Ended January 31, 2003 Compared To Twelve Months Ended January 31, 2002

Overview

El Nino Ventures Inc. (“El Nino”) is well positioned to take advantage of a rally in the gold market.  The Company continues to hold its interest in the Sassy Gold Project, located in the Goodpaster Mining District of Alaska, located some 5 km to the north of the Teck Sumitomo Pogo Deposit. The area around the Pogo deposit is receiving considerable additional attention, as Pogo deposit advances further, and El Nino is considering additional acquisitions within this area. In addition, El Nino continues to evaluate platinum group metal targets (primarily platinum, palladium and rhodium) for possible acquisition, and plans to continue its evaluation program until a suitable property with long term potential is found. Utilizing the following evaluation criteria of potential economic value, and an excellent infrastructure in its vicinity, El Nino is evaluating properties through out Canada the United States, notably Alaska, and internationally, where it already has assets and experience.

Summary of Results of the Operation

The fiscal year ended ended January 31, 2003 resulted in a net loss of $86,545 which compares with a loss of $67,319 for the same period in 2002. General and administrative expenses for the period ending January 31, 2003 were $81,714, an increase of $14,777 over the same period in 2002. This increase was mainly due to increased travel and consulting fees for property investigations.  During the year, $4,831 was spent on exploration acquisition costs compared to $382 the year before.

El Nino is not engaged in any investor relations contracts.

Twelve Months Ended January 31, 2002 Compared To Twelve Months Ended January 31, 2001

Overview

El Nino Ventures Ltd. is well positioned to take advantage of the rally in the gold market and continues to maintain it’s interest in the Sassy Gold Project in Pogo Mining District of Alaska.  A number of other precious metals projects have also been evaluated, so far without any additional properties being acquired.  This is an ongoing process and currently management and the company’s consultants have properties in Canada, Alaska and internationally in the valuation process.  We hope to be in a position to move to a more definitive stage with one or more projects in the near future.

Summary of Results of the Operation

The year ending January 31, 2002 resulted in a net loss of $67,319 which compares with a loss of $137,049 for the same period in 2001.  General and administrative expenses for the period ending January 31, 2002 were $66,937, a decrease of $8,425 over the same period in 2001.  During the year, $382 was spent on exploration expenditures compared to $61,687 the year before.

Twelve Months Ended January 31, 2001 Compared To Twelve Months Ended January 31, 2000

Overview

The year 2000 represented an end of an era for the global mining community, however, it also represented a new beginning for El Nino.  With the price of gold reaching its lowest level in 20 years, and its overall negative prognosis for the near term, no fieldwork was conducted on the company’s only current asset, the Sassy property adjacent to Teck/Sumitomo’s +5 million ounce Pogo gold deposit in Alaska.  Maintenance level work is being planned for 2001.

Summary of Results of the Operation

The fiscal year ending January 31, 2001 resulted in a net loss of $137,049 which compares with a loss of $84,872 for the same period in 2000.  General and administrative expenses for the year ending January 31, 2001 were $75,362, a decrease of $9,510 over the same period in 2000.

During the year, $61,687 was spent on acquisition and exploration expenditures.  Of this amount $40,000 related to the issuance of 100,000 shares.

B.

Liquidity and Capital Resources

Twelve Months Ended January 31, 2003 Compared to Twelve Months Ended January 31, 2002

Capital Resources and Liquidity

During the year ended January 31, 2003, the Company announced up to a 1 million unit private placement at a price of $0.15 per unit for gross proceeds of $150,000.  As at January 31, 2003, $25,000 was subscribed for.

Working capital deficit at January 31, 2003 was ($23,702) compared to working capital of $37,610 at January 31, 2002.  Additional financing will be needed to continue operations.

Twelve Months Ended January 31, 2002 Compared to Twelve Months Ended January 31, 2001

Capital Resources and Liquidity

During the year 417,590 shares of the Company were issued for $79,139 for a total issued and outstanding of 3,071,546 shares at January 31, 2002.  The Company’s Janaury 31, 2002 working capital of $37,610 is sufficient to meet its general and administrative expenses over the next several months.  Additional financing will be needed to continue operations.

Twelve Months Ended January 31, 2001 Compared to Twelve Months Ended January 31, 2000

Capital Resources and Liquidity

During the year no shares of the Company were issued for a total issued and outstanding of 2,653,956 shares at January 31, 2001.  62,500 escrow shares were cancelled.  The Company’s January 31, 2001 working capital of $25,458 is sufficient to meet its general and administrative expenses over the next several months.  Additional financing will be needed to continue operations.

C.

Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is inapplicable.

D.

Trend Information

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

ITEM 6:

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The names and municipalities of residence of the directors and officers of the Company, positions held by them with the Company.  Following the table is a brief biographical summary and listing of their principal occupations for the past five years.

Name & Municipality	Position Held with the Company
James G.G. Watt Vancouver, BC	President, CEO and Director

Harry Gordon Barr Vancouver, BC	Director

Werner Grieder Panama	Director
Taryn Downing North Vancouver, BC	Director and Corporate Secretary

Gordon Steblin Richmond, BC	Chief Financial Officer

The Company's audit committee is comprised of Messrs. Watt, Barr and Grieder.

Each Director serves until the next annual meeting of shareholders and until his successor shall have been duly elected and qualified or until such earlier time as such Director may resign or is removed.

James G.G. Watt – President, CEO, and Director

Self-employed businessman.  President and Director of El Nino Ventures Inc. from 1998- present.  President and Director of Clan Resources Ltd. from 1998 to present.

Harry Gordon Barr - Director

Director of El Nino Ventures Inc. from 1999-present; President, CEO and Director of CanAlaska Ventures Ltd. from 1985-present; Chairman and Director of Freegold Ventures Limited from 1999-present; President, CEO and Director of Freegold Ventures Limited from 1985-1999; President, CEO and Director of Pacific North West Capital Corp. from 1996-present.

Werner Grieder – Director

Self employed businessman.  Director of El Nino Ventures Inc. from 1999-present.

Taryn Downing – Director/Corporate Secretary

Corporate Secretary of El Nino Ventures Inc. from 1998- present; Director of El Nino Ventures Inc. from 2000-present; Corporate Secretary of Pacific North West Capital Corp. from 1998-present; Corporate Secretary of Freegold Ventures Limited from 1995-present; Director of Freegold Ventures Limited from 2003-present; Corporate Secretary of CanAlaska Ventures Ltd. from 1995-present; and Director of CanAlaska Ventures Ltd. from 2002-present.

Gordon Steblin – Chief Financial Officer

Mr. Steblin, B. Commerce, Certified General Accountant, is currently Chief Financial Officer of the following companies: El Nino Ventures Inc. from 2002-present, Freegold Ventures Limited from 2002-present, CanAlaska Ventures Ltd. from 2002-present, and Pacific North West Capital Corp. from 2002-Present.

B.

Compensation

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

The following table details the compensation paid to the persons who held the position of Chief Executive Officer and the next most highest paid executive officer of the Company.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation[1]	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
(a)	(b)	($) (c)	($) (d)	($) (e)	(#) (f)	($) (g)	($) (h)	($) (i)
James Watt	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	5,000 15,000 15,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Harry Barr	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	15,000 15,000 15,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1Consulting Fee

Long Term Incentive Plan

The Company does not have a long-term incentive plan for its named Executive Officers.

Termination of Employment, Change in Responsibilities and Management Contracts

There are no management contracts at this time.

Compensation Committee

The Company does not have a Compensation Committee.  During the financial year ended January 31, 2003 compensation matters were dealt with by the entire board of directors.

Report on Executive Compensation

The Company’s executive compensation program is administered by the board of directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its senior officers.

Compensation to Directors

During the financial year ended January 31, 2003, $5,000 was charged by James Watt, President of the Company and $15,000 was charged by Harry Barr, a Director, and $3,656 was charged by Taryn Downing for consulting services rendered to the Company.

During the past financial year, no remuneration payments were made, directly or indirectly by the Company pursuant to any existing plan or arrangement to its directors or senior officers, nor were payments made to such persons for acting in such capacities.

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

Options and Stock Appreciation Rights (Sars) Grants During the Most Recently Completed Financial Year

Pursuant to regulatory requirements, stock options granted and amended to insiders as defined in the Securities Act (British Columbia) are required to be ratified by the shareholders of the Company.  Accordingly, the shareholders of the Company will be asked to approve, ratify and confirm the following options granted to insiders and directors of the Company.

During the year ended January 31, 2003 no options were granted to directors, officers, consultants, and employees.  As of May 13, 2003 there were 250,000 outstanding options.

The following Options/SARs were granted to Named Executive Officers, Directors, Non-Executive Insiders and Others in the financial year ended January 31, 2003.

(a)

Options/SARs Grants During The Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Nil

(b)

Options/SARs exercised by directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number Of Shares Exercised	Date Of Grant	Exercise Price	Date Of Expiry

Nil

(c)

Options/SARs cancelled by directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number Of Shares Cancelled	Date Of Grant	Exercise Price	Date Of Expiry

Nil

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its executive officers were eligible to participate.

C.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.

The Company’s Audit Committee is comprised of Barr, Watt, and Grieder.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

D.

Employees

During the fiscal year ended January 31, 2003, the Company had no employees.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.A above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	# of common shares held at May 13, 2003	# of Options	Date of Grant	Exercise Price	Expiry Date

Harry Barr	675,299	100,000	Mar 17/00	$0.55	Mar 17/05
James Watt	51,500	130,000	Mar 17/00	$0.55	Mar 17/05
Werner Grieder	401,143	Nil	N/A	N/A	N/A
Taryn Downing	Nil	10,000	Mar 17/00	$0.55	Mar 17/05
Gordon Steblin	Nil	Nil	N/A	N/A	N/A

Performance Shares and Escrowed Shares

62,500 common shares of the Company held in escrow by Computershare Trust Company of Canada (the “Escrow Shares”) were cancelled November 27, 2000.  At the Company’s annual meeting held on May 19, 1999 shareholders of the Company approved the issuance of 375,000 additional post consolidated escrow shares, which shares will be issued on receipt of the acceptance of the TSX Venture Exchange.  The escrow restrictions provide that the Escrow Shares may not be traded, dealt with or released in any manner whatsoever, nor may the Company, its transfer agent or escrow holder make any transfers or record any trading of the Escrow Shares without the consent of the Exchange.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons as at May 13, 2003.

Name	Number of Shares as at May 13, 2003	Percentage of Outstanding Shares at May 13, 2003
CDS & Co. 25 The Esplanade PO Box 1038 Stn A Toronto, ON M5W 1G5	2,011,791	65.5%
Harry Barr 2303 West 41st Avenue Vancouver, BC V6M 2A3	675,299	22%
Werner Grieder Torre Banco Aliado Suite 10-c Calle Ricardo Arias PO 6-6960 El Dorado Panama City	401,143	13%
CanAlaska Ventures Ltd. 2303 West 41st Avenue Vancouver, BC V6M 2A3	260,131	8.5%

The Company’s major shareholders all have the same voting rights.

A.

Related Party Transactions

There were no material transactions in the fiscal year ended January 31, 2003, or proposed material transactions between the Company or any of its subsidiaries.

B.

Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended January 31, 2003 which contain an Audit Report dated March 25, 2003.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low market prices for the last three financial years

Year ended January 31,2003	High ($)	Low ($)	Volume (Shares)

Feb – Apr 1999	$0.05	$0.01	562,000
May – Jul 1999	$0.04	$0.02	154,000
Aug – Oct 1999	$0.35	$0.17	258,186*
Nov 99 – Jan 2000	$0.35	$0.23	73,182

Feb – Apr 2000	$0.75	$0.33	110,969
May – Jul 2000	$0.56	$0.45	14,455
Aug – Oct 2000	$0.45	$0.30	58,574
Nov 00 – Jan 2001	$0.31	$0.22	103,273

Feb – Apr 2001	$0.28	$0.24	22,957
May – Jul 2001	$0.27	$0.20	54,980
Aug – Oct 2001	$0.20	$0.14	99,923
Nov 01 – Jan 2002	$0.28	$0.09	60,683
Feb – Apr 2002	$0.24	$0.13	34,515
May – Jul 2002	$0.33	$0.17	92,588
Aug – Oct 2002	$0.27	$0.12	88,846
Nov 02 – Jan 2003	$0.22	$0.11	158,185

*Corum Resource Corp. changed its name to El Nino Ventures Inc. and completed a roll back of 12 for 1.

On May 13, 2003 the closing sale price of the common shares on the Exchange was $0.13 per share.

The annual high and low market prices for the most recently completed financial years:

	High	Low

February 2000 to January 2001	$0.75	$0.22
February 2001 to January 2002	$0.28	$0.09
February 2002 to January 2003	$0.33	$0.11

High and Low market prices for the most recent six months:

	High	Low

April 2003	$0.16	$0.12
March 2003	$0.17	$0.17
February 2003	$0.22	$0.22
January 2003	$0.22	$0.14
December 2002	$0.16	$0.13
November 2002	$0.13	$0.11

Total number of Registered Holders	Number of Registered US Holders	Number of Common Shares Held in the US	Percentage of Common Shares

48	6	190,392	6.2%

A substantial number of Common Shares are held by depositaries, brokerage firms and financial institutions in "street names".

The computation of the number and percentage of Common Shares held in the United States is based upon the number of Common Shares held by record holders with United States addresses.  United States residents may beneficially own Common Shares held of record by non-United States residents.

B.

Plan of Distribution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company’s common shares have traded on the TSX Venture Exchange since August, 1999 under the trading symbol “ELN”.

D.

Selling Shareholders

This Form 20F is being filed as an Annual Report under the Exchange Act and as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20F is being filed as an Annual Report under the Exchange Act as as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20F is being filed as an Annual Report under the Exchange Act and as such, there is no requirement to provide any information under this section.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

This Form 20F is being filed as an Annual Report under the Exchange Act and as such, there is no requirement to provide any information under this section.

B.

Memorandum and Articles of Association

El Nino Ventures Inc. ("ELN," or the "Company") was incorporated under the laws of the Province of British Columbia by registration of its Memorandum and Articles pursuant to the Company Act under the name Triple A Gold Mines Ltd.  On February 16, 1989 the name was changed to Westwego Resources Ltd. and on October 2, 1995, the name of the Company was changed to Corum Resource Corp.  On May 19, 1999, the shares of the Company were consolidated on a 12 old share for 1 new share basis.  After consolidation the authorized number of shares was increased from 1,666,666 (post-consolidation) to 100,000,000 and the name was changed to El Nino Ventures Inc.

C.

Material Contracts

Mining Lease Agreement with option to purchase between the Company and Anglo Alaska Gold Corporation and the Company dated April 26, 2001.  Amendment to the 26th of April, 2001 agreement amended October 31, 2000 dated as of the 26th day of February, 2002 and further amended February 3, 2003.

D.

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.  See Item 7: "Taxation".

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada).  The following summarizes the material features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporations or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada".  The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act.  Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control.  Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business be divested.  Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

E.

Taxation

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of the taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and the United States; the consequences, if any, of state and local taxes are not considered.  The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own taxes.  The Company has not paid dividends on the common shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future.

Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to the Company's non-resident shareholders.  However, individual shareholders resident in the United States would generally have this rate reduced to 5% through the tax treaty between Canada and the United States.  The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends.  The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the stated capital of the Company had increased by reason of the payment of such a dividend.  Interest paid or deemed to be paid on the Company's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty, provided that the U.S. shareholder has not resided in Canada in the ten years immediately preceding the disposition.

Under the present legislation in the United States, the Company is generally not subject to United States back-up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided the Company with a taxpayer identification number, provided that the U.S. shareholder has not resided in Canada in the ten years immediately preceding the disposition.

Gains derived from a disposition of shares of the Company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of shares of the Company was owned by the non-resident shareholder and/or persons with whom the non-resident did not deal at arm's length at any time during the five year period immediately preceding the disposition.  In such cases, gains derived by a U.S. shareholder from a disposition of shares of the Company would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty, provided that the U.S. shareholder has not resided in Canada in the ten years immediately preceding the disposition.

This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United Sates federal income tax consequences to any such holder or prospective holder is made.  Shareholders and prospective shareholders should therefore consult their own tax advisors with respect to the effect of these taxes in their particular circumstances.

Canadian Federal Income Tax Consequences

The following is a discussion of the material Canadian federal income tax consequences applicable to a holder of Common Shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his Common Shares in connection with carrying on a business in Canada (a “non-resident holder”).  Accordingly, shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Form 20-F Annual Report.

Dividends

Dividends paid on the Common Shares to a non-resident holder will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a Common Share is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  Three-quarters of a capital gain (the “taxable capital gain”) is included in income, and three-quarters of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  The Company is a public corporation for purposes of the ITA and a Common Share will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Common Shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Common Shares, subject to the relieving provisions of the Treaty described below.  The Common Shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain “rollover” transactions.  This would include transactions under Sections 85 and 87 of the ITA which apply to share for share and amalgamation transactions.

Where a U.S. resident holder realizes a capital gain on a disposition of Common Shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:  the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources; the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time; or the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Notwithstanding the potential exemption from Canadian tax provided under the Treaty, where a non-resident of Canada disposes of Common Share that are taxable Canadian property, the non-resident is required to file a Canadian income tax return in respect of such dispositions.

United States Federal Income Tax Consequences

The following is a discussion of all material United States Federal income tax consequences, under current law, that may be applicable to a U.S. Holder (as defined below) of Common Shares of the Registrant.  This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See "Canadian Federal Income Tax Consequences" above.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares.  Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner; and (2) is notified by the IRS that it has failed to report payments of interest or dividends properly; or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of Common Shares of the Registrant who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in or under the laws of the United States or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust.  For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Registrant are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Common Shares of the Registrant will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Registrant may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  It will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Registrant equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the Common Shares of the Registrant.  This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder unless the Registrant were to become a controlled foreign corporation.  For the effect on the Registrant of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below.  Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares of the Registrant:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Common Shares of the Registrant would be required to include in income for such year their allocable portion of the Registrant's passive income which would have been treated as a dividend had that passive income actually been distributed.  To the best knowledge of the Registrant, it is not and has never been a Foreign Personal Holding Company.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Registrant to be treated as ordinary income rather than capital gains.  To the best knowledge of the Registrant, it is not and has never been a Foreign Investment Company.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.  U.S. investors who invest in the Company will be subject to U.S. taxation at possibly adverse or higher rates and under a system that may be more complicated and unfamiliar to them.  The directors of the Registrant believe that the Company has and does qualify as a Passive Foreign Investment Company for U.S. shareholders.

Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more.  For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only.  The Registrant believes that it is a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed.  Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant's qualifies as a PFIC on his pro-rata share of the Registrant's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Registrant taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital gain; (ii) treat his share of the Registrant's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC.  If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.  If, however, the Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Registrant is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions").  Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Registrant no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a  QEF Election at any time(a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Common Shares and (ii) certain "excess distributions", as specially defined, by the Registrant.

A Non-electing U.S. Holder would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S.  Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Common Shares, then the Registrant will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer by definition a PFIC.  A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Registrant is a PFIC and the U.S. Holder holds shares of the Registrant) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective.  U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special adverse rules will apply with respect to the Common Shares while the Registrant is a PFIC whether or not it is treated as a QEF.  For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion.  In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.  There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion.  Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Registrant.  For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Registrant is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Registrant, the Registrant would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code.  This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Registrant and the Registrant's earnings invested in "U.S. property" (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Registrant by such a 10% U.S. Holder of Registrant at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Registrant attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because the Registrant may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

F.

Dividends and Paying Agents

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Statements by Experts

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3, during normal business hours.

I.

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.  The Company does not have any subsidiaries.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at October 31, 2000, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries.  There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 15.

[Reserved]

ITEM 16.

[Reserved]

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 9 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

1.

a)

Material Contracts

i)

Mining Lease with Option to Purchase dated April 26, 2000.

i)

Amendment, dated October 31, 2000, to the Mining Lease dated April 26, 2000.

ii)

Amended dated February 3, 2003.

2.

a)

Financial Statements

i)

Consent of Independent Auditors

ii)

Cover page and index to financial statements for the period ending January 31, 2003 and 2002.

iii)

Independent Auditors’ Report to the Shareholders dated March 25, 2003.

iv)

Balance Sheet

v)

Statement of Operations and Deficit for the period from February 19, 1988 to January 31, 2003.

vi)

Statement of Stockholders’ Equity for the period from February 19, 1988 to January 31, 2003.

vii)

Statement of Cash Flows for the period from February 19, 1988 to January 31, 2003.

viii)

Notes to the Financial Statements for the period from February 19, 1988 to Janaury 31, 2003.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of El Nino Ventures Inc. for the year ending January 31, 2003, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

1.

I have reviewed this annual report on Form 20F of El Nino Ventures Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within  those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the ”Evaluation Date”); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

1.

The registrants’ other certifying officers and I have disclosed, based on our more recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

i.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

ii.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATED:

June 6, 2003

EL NINO VENTURES INC.

Per:

“James G.G. Watt”

James G.G. Watt

Chief Executive Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of El Nino Ventures Inc. for the year ending January 31, 2003, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

1.

I have reviewed this annual report on Form 20F of El Nino Ventures Inc.;

a)

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

b)

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

c)

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within  those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the ”Evaluation Date”); and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

a)

The registrants’ other certifying officers and I have disclosed, based on our more recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

i.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

ii.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATED:

June 6, 2003

EL NINO VENTURES INC.

Per:

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of El Nino Ventures Inc. (the “Company”) on Form 20F for the period ended January 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, James G.G. Watt, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

James G.G. Watt

“James G.G. Watt”

Chief Executive Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of El Nino Ventures Inc. (the “Company”) on Form 20F for the period ended January 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gordon Steblin, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Gordon Steblin

“Gordon Steblin”

Chief Financial Officer

SmytheRatcliffe

CHARTERED ACCOUNTANTS

EL NINO VENTURES INC.

(An Exploration Stage Company)

Financial Statements

January 31, 2003 and 2002

(Canadian Dollars)

INDEX

Page

Auditors' Report to the Shareholders

1

Financial Statements

Balance Sheets

2

Statements of Operations

3

Statements of Stockholders' Equity

4-5

Statements of Cash Flows

6

Notes to Financial Statements

7-14

SmytheRatcliffe.com

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC  V6C 2G8

SmytheRatcliffe

CHARTERED ACCOUNTANTS

facsimile:  604.688.4675

telephone:  604.687.1231

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF EL NINO VENTURES INC.

(An Exploration Stage Company)

We have audited the balance sheets of El Nino Ventures Inc. (an Exploration Stage Company) as at January 31, 2003 and 2002 and the statements of operations, stockholders' equity and cash flows for each of the three years ended January 31, 2003 and the cumulative totals for the exploration stage operations from February 19, 1988 (inception) through January 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  The financial statements of El Nino Ventures Inc. (an Exploration Stage Company) from February 19, 1988 (inception) through January 31, 1994 were audited by other auditors who expressed unqualified opinions in their reports.  Our opinion, insofar as it relates to the cumulative totals for exploration stage operations from February 19, 1988 (inception) through January 31, 1994, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and 2002 and the results of its operations and cash flows for each of the three years ended January 31, 2003 and the cumulative totals for the exploration stage operations from February 19, 1988 (inception) through January 31, 2003 in accordance with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 10 to the financial statements.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada

March 25, 2003

COMMENTS BY AUDITORS FOR U.S. READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as described in note 1 to the financial statements.  Our report to the shareholders dated March 25, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada

March 25, 2003

EL NINO VENTURES INC.

(An Exploration Stage Company)

Balance Sheet (note 1)

January 31

(Canadian Dollars)

	2003	2002

Assets

Current
Cash	$28,485	$67,974
Accounts receivable	651	2,733

Total Current Assets	9,136	70,707
Equipment, net (note 4)	543	776

Total Assets	$29,679	$71,483

Liabilities

Current
Accounts payable (note 7(d))	$52,838	$33,097

Commitments (note 9)

Stockholders' Equity (Deficiency) (note 6)

Common Stock, without par value
100,000,000 Shares authorized
3,071,546 (2002 - 3,071,546) shares issued and outstanding	2,827,593	2,827,593
Share Subscription	25,000	0
Deficit Accumulated During the Exploration Stage	(2,875,752)	(2,789,207)

Total Stockholders' Equity (Deficiency)	(23,159)	38,386

Total Liabilities and Stockholder's Equity	$29,679	$71,483

Approved on behalf of the Board:

“Harry Barr”

.......................................................................................  Director

“Taryn Downing”

.......................................................................................  Director

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Operations

For Each of the Three Years Ending January 31, 2003 and Cumulative from Inception to January 31, 2003

(Canadian Dollars)

				Cumulative
				from
				February 19,
				1988
				(Inception)
				Through
	Years Ended January 31,			January 31,
	2003	2002	2001	2003

Expenses
Management fees	$20,000	$30,000	$30,000	$285,054
Office and miscellaneous	19,672	16,895	13,074	339,913
Professional fees	8,954	11,254	12,016	424,404
Stock exchange and transfer
agent fees	12,888	5,658	9,989	122,589
Consulting	13,525	4,376	12,928	378,683
Exploration expenditures	4,831	382	61,687	863,136
Telephone	948	118	433	26,012
Travel, promotion, investor
relations and trade shows	5,939	0	1,369	216,989
Uncollectible loans receivable	0	0	0	288,037
Litigation costs	0	0	0	10,287
Interest and bank charges, net	(445)	(1,696)	(4,923)	(41,276)
Depreciation	233	332	476	7,866

Net (Loss) Before Extraordinary Item	(86,545)	(67,319)	(137,049)	(2,921,694)
Extraordinary Item
Forgiveness of debt	0	0	0	45,942

Net (Loss)	$(86,545)	$(67,319)	$(137,049)	$(2,875,752)

(Loss) Per Share (note 6(b))	$ (0.03)	$ (0.03)	$ (0.05)

Weighted Average Number
of Shares Outstanding	3,071,546	2,679,416	2,664,611

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Stockholders' Equity (Deficiency)

For the Period from February 19, 1988 (Inception) to January 31, 2003

(Canadian Dollars)

	Common Stock
	(note 6(b))		Share		Total
	Number		Subscriptions		Stockholders'
	of Shares	Amount	Received	Deficit	Equity
Balance, February 19, 1988 (inception)	0	$0	$0	$0	$0
Issue of shares
For cash
Private placement	8	100	0	0	100
Share subscriptions received,
net of issue costs	0	0	39,160	0	39,160
Net loss	0	0	0	(32,113)	(32,113)
Balance, January 31, 1989	8	100	39,160	(32,113)	7,147
Issue of shares			0
For cash
Private placement,
net of issue costs	105,250	110,064	0	0	110,064
For subscriptions previously received	15,583	39,160	(39,160)	0	0
Net loss	0	0	0	(81,172)	(81,172)
Balance, January 31, 1990	120,841	149,324	0	(113,285)	36,039
Issue of shares
For cash	58,333	202,851	0	0	202,851
For property	8,333	8,000	0	0	8,000
Net loss	0	0	0	(239,911)	(239,911)
Balance, January 31, 1991	187,507	360,175	0	(353,196)	6,979
Issue of shares
For cash	6,667	12,000	0	0	12,000
Net loss	0	0	0	(57,761)	(57,761)
Balance, January 31, 1992	194,174	372,175	0	(410,957)	(38,782)
Issue of shares
For debt settlement	19,234	35,871	0	0	35,871
Share subscriptions received, cash	0	0	30,000	0	30,000
Net loss	0	0	0	(58,393)	(58,393)
Balance, January 31, 1993	213,408	408,046	30,000	(469,350)	(31,304)
Share subscriptions received, cash
net of issue costs	0	0	284,600	0	284,600
Net loss	0	0	0	(87,237)	(87,237)
Balance, January 31, 1994	213,408	408,046	314,600	(556,587)	166,059
Issue of shares
For cash and subscriptions
previously received	83,333	224,086	(152,298)	0	71,788
For finder's fees	5,270	10,750	0	0	10,750
For cash subscriptions previously
received	88,777	238,805	(162,302)	0	76,503
Share issue costs	0	0	0	(10,750)	(10,750)
Net loss	0	0	0	(348,385)	(348,385)
Balance, January 31, 1995	390,788	881,687	0	(915,722)	(34,035)
Issue of shares
Exercise of warrants, cash	54,430	111,037	0	0	111,037
For property	29,167	70,000	0	0	70,000
For debt settlement	73,746	132,741	0	0	132,741
Share subscriptions received, cash	0	0	95,500	0	95,500
Net loss	0	0	0	(224,701)	(224,701)
Balance, January 31, 1996	548,131	$1,195,465	$95,500	$(1,140,423)	$150,542

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Stockholders' Equity (Deficiency)

For the Period from February 19, 1988 (Inception) to January 31, 2003

(Canadian Dollars)

	Common Stock				Total
	(note 6(b))		Share		Stockholders'
	Number		Subscriptions		Equity
	of Shares	Amount	Received	Deficit	(Deficiency)

Balance, January 31, 1996	548,131	$1,195,465	$95,500	$(1,140,423)	$150,542
Issue of shares
For cash
Private placement	165,833	418,500	(95,500)	0	323,000
Exercise of options	36,917	141,760	0	0	141,760
Exercise of warrants	26,403	53,863	0	0	53,863
For finders' fee	18,000	54,000	0	0	54,000
For resource property	4,167	13,500	0	0	13,500
Net loss	0	0	0	(801,029)	(801,029)
Balance, January 31, 1997	799,451	1,877,088	0	(1,941,452)	(64,364)
Issue of shares
For cash
Private placement	41,667	100,000	0	0	100,000
Exercise of options	2,083	8,000	0	0	8,000
For settlement of debt	196,206	353,170	0	0	353,170
Net loss	0	0	0	(483,928)	(483,928)
Balance, January 31, 1998	1,039,407	2,338,258	0	(2,425,380)	(87,122)
Cancellation of subscription
receivable	(16,889)	(40,534)	0	0	(40,534)
Net loss	0	0	0	(74,587)	(74,587)
Balance, January 31, 1999	1,022,518	2,297,724	0	(2,499,967)	(202,243)
Issue of shares
For cash
Private placement	1,546,138	324,689	0	0	324,689
For settlement of debt	47,800	86,041	0	0	86,041
Net loss	0	0	0	(84,872)	(84,872)
Balance, January 31, 2000	2,616,456	2,708,454	0	(2,584,839)	123,615
Issue of shares
For resource property (note 5)	100,000	40,000	0	0	40,000
Cancellation of escrow shares	(62,500)	0	0	0	0
Net loss	0	0	0	(137,049)	(137,049)
Balance, January 31, 2001	2,653,956	2,748,454	0	(2,721,888)	26,566
Issue of shares
For cash
Exercise of warrants	417,590	79,139	0	0	79,139
Net loss	0	0	0	(67,319)	(67,319)

Balance, January 31, 2002	3,071,546	2,827,593	0	(2,789,207)	38,386
For cash, private placement	0	0	25,000	0	25,000
Net loss	0	0	0	(86,545)	(86,545)

Balance, January 31, 2003	3,071,546	$2,827,593	$25,000	$(2,875,752)	$(23,159)

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Cash Flows

For Each of the Three Years Ending January 31, 2003 and Cumulative from Inception to January 31, 2003

(Canadian Dollars)

				Cumulative
				from
				February 19,
				1988
				(Inception)
				Through
	Years Ended January 31,			January 31,
	2003	2002	2001	2003

Operating Activities
Net loss	$(86,545)	$(67,319)	$(137,049)	$(2,875,752)
Items not involving cash
Exploration expenditures
paid with shares	0	0	40,000	131,500
Loan receivable written off	0	0	0	276,255
Property and equipment written off	0	0	0	1,674
Depreciation	233	332	76	7,866
Finders' fees	0	0	0	64,750
Operating Cash Flow (Outflow)	(86,312)	(66,987)	(96,573)	(2,393,707)

Changes in Non-Cash Working Capital
Accounts receivable	2,082	(1,572)	1,226	11,131
Subscriptions receivable	0	0	0	(40,533)
Prepaid expenses	0	0	0	(11,782)
Accounts payable	19,741	(16,008)	12,312	624,790
	21,823	(17,580)	13,538	583,606
Cash Used in Operating Activities	(64,489)	(84,567)	(83,035)	(1,810,101)

Investing Activities
Proceeds on sale of property and equipment	0	0	0	9,342
Purchase of property and equipment	0	0	0	(19,425)
Cash Provided by (Used in) Investing Activities	0	0	0	(10,083)

Financing Activities
Issuance of shares for cash	0	79,139	0	1,600,560
Share issue costs	0	0	0	(33,276)
Subscriptions received	25,000	0	0	557,641
Loan advances (repayments)	0	0	0	(276,256)
Cash Provided by Financing Activities	25,000	79,139	0	1,848,669

Inflow (Outflow) of Cash	(39,489)	(5,428)	(83,035)	28,485
Cash, Beginning of Year	67,974	73,402	156,437	0

Cash, End of Year	$28,485	$67,974	$73,402	$28,485
Supplemental Cash Flow
Information
Non-cash investing activity
Shares issued for resource property	$0	$0	$40,000	$118,000

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended January 31, 2003, 2002 and 2001 and Period from February 19, 1988 (Inception) through January 31, 2003

(Canadian Dollars)

1.

INCORPORATION, OPERATIONS AND GOING CONCERN

El Nino Ventures Inc. ("the Company") was incorporated on February 19, 1988 in British Columbia.  The Company is in the business of exploring mineral properties and is considered to be an exploration stage company.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis.  This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.  Management intends to raise additional capital through share issuances to finance operations.

The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies.  These factors raise substantial doubt about the Company's ability to continue as a going concern and is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses.  The outcome of these matters cannot be predicted.  These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Exploration expenditures

The Company is in the exploration stage and expenses all exploration expenditures as they are incurred until it is determined that a property has economically recoverable ore reserves, further exploration expenditures will then be capitalized.

(b)

Depreciation

Depreciation of computers is calculated on a declining balance basis at an annual rate of 30%.

(c)

Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year.  Diluted loss per share has not been presented as the outstanding stock options and warrants are anti-dilutive.

(d)

Revenue recognition

Incidental revenues from mineral sales during the exploration phase are offset against mineral exploration expense.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended January 31, 2003, 2002 and 2001 and Period from February 19, 1988 (Inception) through January 31, 2003

(Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Stock-based compensation plans

Effective February 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

(f)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

3.

FINANCIAL INSTRUMENTS

(i)

Fair value

The carrying value of cash, accounts receivable and accounts payable approximate their fair value because of the short maturity of these financial instruments.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)

Credit risk

The Company is not exposed to significant credit risk due to the insignificant amount of accounts receivable.

4.

EQUIPMENT

	2003
		Accumulated
	Cost	Depreciation	Net

Computers	$1,863	$1,320	$543

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended January 31, 2003, 2002 and 2001 and Period from February 19, 1988 (Inception) through January 31, 2003

(Canadian Dollars)

4.

EQUIPMENT (Continued)

	2002
		Accumulated
	Cost	Depreciation	Net

Computers	$1,863	$1,087	$776

5.

EXPLORATION EXPENDITURES

	2003
	Acquisition	Exploration
	Costs	Expenditures	Total

Sassy Gold Project,
Pogo Area, Alaska	$55,113	$11,787	$66,900

	2002
	Acquisition	Exploration
	Costs	Expenditures	Total

Sassy Gold Project,
Pogo Area, Alaska	$55,113	$6,956	$62,069

During the year ended January 31, 2001, the Company acquired 66 State of Alaska Mining claims on the Sassy Gold property in Interior Alaska's Tintina Gold Belt.  Under the terms of the lease purchase option agreement with Anglo Alaska Gold Corp. ("Anglo"), the Company must expend the following work commitments on the property:

Calendar year 2000

-  US $10,000 (waived)

Calendar year 2001

-  US $25,000 (waived)

Calendar year 2002

-  US $45,000 (waived)

Calendar year 2003

  and each succeeding

  year during the agreement

-  US $50,000 (waived)

The Company is obligated to issue to Anglo 100,000 common shares in the capital stock of the Company upon execution of the agreement (done) and a further 100,000 common shares upon completion of the First Work program with recommendation for future work.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended January 31, 2003, 2002 and 2001 and Period from February 19, 1988 (Inception) through January 31, 2003

(Canadian Dollars)

5.

EXPLORATION EXPENDITURES (Continued)

The Company will pay a production royalty equal to 3% of the Net Smelter Returns ("NSR") to Anglo of not less than the following minimum royalties:

Agreement date

-

US

 $5,000

(paid)

November 1, 2000

-

US

 $5,000

(paid)

March 1, 2001  *

-

US

 $5,000

(waived)

November 1, 2001 *

-

US

 $5,000

(amended to March 1, 2002 and reduced to US $2,500 - paid)

March 1, 2002 *

-

US

$10,000

(amended to November 1, 2002, refer to amended payment schedule)

November 1, 2002 *

-

US

$10,000

(amended to March 1, 2003 refer to amended payment schedule)

March 1, 2003 and each

  succeeding March 1

  during the agreement

-

US

$20,000

(refer to amended payment schedule)

*

Should the property be optioned to a third party then the original payment shall apply.

Further to an amendment dated February 3, 2003 the production royalty has been amended and reduced as follows:

New Payment Date and Amount

March 1, 2003

$ 1,000

 (paid subsequently)

March 1, 2004

   1,000

March 1, 2005

   5,000

March 1, 2006

   5,000

March 1, 2007

   5,000

March 1, 2008

   5,000

All existing work commitments on the property have been waived and the Company is obligated to complete only the minimum amount of work required by law to keep the property in good standing.

The Company also has the option to purchase one-third of the total NSR (or 1% NSR) from Anglo for US $1,000,000 subject to further TSX Venture Exchange ("TSX") review and acceptance.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended January 31, 2003, 2002 and 2001 and Period from February 19, 1988 (Inception) through January 31, 2003

(Canadian Dollars)

6.

STOCKHOLDERS' EQUITY

(a)

Authorized

  100,000,000  Common voting shares without par value (no additional paid-in capital).

(b)

Effective May 19, 1999 the common stock of the Company was consolidated on a 12 for 1 basis.  After consolidation the authorized number of shares was increased from 1,666,666 (post-consolidation) to 100,000,000.  Prior years' number of share amounts have been restated to reflect this consolidation.

(c)

62,500 common shares issued in a prior year were held in escrow subject to the direction and determination of the TSX Venture Exchange.  The escrow expired during the year ended January 31, 2000 and the shares were cancelled.

(d)

At January 31 the following stock options were outstanding:

Expiry Date	Exercise Price	Number of Shares
		2003	2002

March 17, 2005	$ 0.55	250,000	250,000

(e)

The Company has granted founders, directors and certain employees stock options.  Stock option activity is summarized as follows:

	Number	Exercise
	of Shares	Price *

Balance outstanding, January 31, 1998 and 1999	80,111	$ 2.61
2000 - Expired	(55,133)	1.92
2000 - Cancelled	(24,978)	3.84

Balance outstanding, January 31, 2000	0	0
2001 - Granted	260,000	0.55
2001 - Cancelled	(10,000)	0.55

Balance outstanding, January 31, 2001,
2002 and 2003	250,000	$ 0.55

*

Weighted average exercise price

(a)

During the year ended January 31, 2001, the Company issued 100,000 common shares at $0.40 per share as part of the consideration for the Pogo Area property (note 5).

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended January 31, 2003, 2002 and 2001 and Period from February 19, 1988 (Inception) through January 31, 2003

(Canadian Dollars)

6.

STOCKHOLDERS' EQUITY (Continued)

(g)

On May 29, 2002, up to a one million unit private placement was announced at a price of $0.15 per unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder thereof to purchase one additional common share ("warrant shares") of the Company for a period of two years at a price of $0.20 per warrant share.  The Company has yet to determine whether all or a portion of the common shares to be issued will have flow-through privileges attached to them.

7.

RELATED PARTY TRANSACTIONS

(a)

During the year ended January 31, 2003, the Company was charged $20,000 (2002 - $30,000; 2001 - $30,000) for management fees by companies with common directors.

(b)

During the year ended January 31, 2003, the Company paid $3,656 (2002 - $4,376; 2001 - $Nil) for consulting fees to a company controlled by an officer and director.

(c)

During the year ended January 31, 2003 the Company paid $1,150 (2002 - $Nil; 2001 - $Nil) for professional fees to a company controlled by an officer.

(d)

Accounts payable includes $40,500 (2002 - $20,500; 2001 - $35,175) due to companies with common directors.

(e)

During the year ended January 31, 2003, the Company paid basic rent of $10,296 (2002 - $10,296; 2001 - $6,006) to a company controlled by a director.

8.

INCOME TAX LOSSES

The components of the future income tax assets using applicable tax rates are as follows:

	2003	2002

Future income tax assets
Non-capital loss carry-forwards	$445,200	$496,400
Capital loss carry-forwards	74,800	74,800
Unused cumulative Canadian exploration	244,000	244,000
Unused cumulative foreign exploration	26,800	24,800

	790,800	840,000
Less: Valuation allowance	(790,800)	(840,000)

Net future income tax assets	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets likely will not be realized.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended January 31, 2003, 2002 and 2001 and Period from February 19, 1988 (Inception) through January 31, 2003

(Canadian Dollars)

8.

INCOME TAX LOSSES (Continued)

The exploration expenses can be carried forward indefinitely to reduce taxable income of future years.  The capital losses may be carried forward indefinitely to apply against capital gains of future years.  The non-capital losses expire commencing in 2004 through 2010 as follows:

2004	$385,000
2005	294,000
2006	94,000
2007	95,000
2008	86,000
2009	67,000
2010	92,000

$1,113,000

9.

COMMITMENTS

By agreement dated July 1, 2000 and amended November 8, 2000, the Company entered into a 5 year lease for premises with a company controlled by a director.  Minimum basic rent commitments are approximately as follows:

2004	$10,000
2005	4,000

$14,000

In addition, the Company is also responsible for its proportionate share of property taxes and operating costs.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended January 31, 2003, 2002 and 2001 and Period from February 19, 1988 (Inception) through January 31, 2003

(Canadian Dollars)

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

(a)

Compensation expense

The Company elected to follow APB 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options.  The exercise prices of all the stock options were at or above the market price of the underlying stock on the date of grant, therefore, no compensation expense was recorded under the intrinsic value method.  Had compensation expense been determined on the basis of the estimated fair values of the options granted in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", net loss under this method would have been increased by $Nil (2002 - $Nil; 2001 - $84,000) or $Nil (2002 - $Nil; 2001 - $0.02) per share.

The fair value of common share options granted in 2001 is $84,000.  The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option pricing model, using the following average assumptions:

Dividend yield

0%

Risk-free interest rate

6%

Expected life

5 Years

Expected volatility

95%

(b)

Cumulative financial data

Cumulative financial data from inception to January 31, 2003 has been reported using Canadian generally accepted accounting principles which do not differ materially from amounts determined under U.S. GAAP.

(c)

Recent accounting pronouncements

In December 2002, FASB issued SFAS 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an amendment to SFAS 123".  SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock-based compensation.  Further, the statement requires disclosure of comparable information for all companies regardless of whether, when or how an entity adopts the preferable, fair value method of accounting.  These disclosures are now required for interim periods in addition to the traditional annual disclosure.  The amendment to SFAS 123, which provides for additional methods, are effective for the periods beginning after December 15, 2002, although earlier application is permitted.  The amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

SCHEDULE C:

PRESIDENT’S REPORT

El Nino Ventures Inc. (“El Nino”) is continuing to search for a precious metals property, either platinum group metals (primarily platinum, palladium rhodium) or an additional gold property for possible acquisition.

El Nino’s criteria remains very stringent as it seeks a property with not only potential economic value, but also a property that has an excellent infrastructure in its vicinity and as such El Nino is focusing it search on properties located in Canada and/or the United States.

El Nino continues to hold an interest in the Sassy Gold Project, located in the Goodpaster Mining District of Alaska. Sassy lies some 5 km to the north of the Teck-Sumitomo Pogo Deposit.

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements in Schedule A.

Results of Operations

The first quarter ended April 30, 2003 resulted in a net loss of $86,545 which compares with a loss of $67,319 for the same period in 2002. General and administrative expenses for the period ending April 30, 2003 were $81,714, an increase of $14,777 over the same period in 2002. This increase was mainly due to increased travel and consulting fees for property investigations.  During the first three months, $4,831 was spent on exploration acquisition costs compared to $382 the year before.

El Nino is not engaged in any investor relations contracts.

Liquidity and Capital Resources

Working capital deficit at April 30, 2003 was ($23,702) compared to working capital of $37,610 at January 31  2003.

During the year ended January 31, 2003, the Company announced up to a 1 million unit private placement at a price of $0.15 per unit for gross proceeds of $150,000. As at April 30, 2003, $25,000 was subscribed for.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The company has limited financial resources, no source of operation cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

 El NINO VENTURES INC.

JANUARY 31, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

Section 1:

             Related Transaction - Current Fiscal Year-To-Date:

See financial statements for details.

Section 2:

A.

Securities Issued During Quarter Ended January 31, 2003.

NIL

B.

Options Granted During Quarter Ended January 31, 2003.

NIL

Section 3:

A.

Authorized And Issued Share Capital As At January 31, 2003.

Authorized share capital 100,000,000 common shares without par value.  A total of 3,071,546 shares have been issued for a total of $2,827,593.

A.

Outstanding Options As At January 31, 2003.

March 17, 2005	250,000	$0.55

Outstanding Warrants As At January 31, 2003.

NIL

C.

Shares In Escrow Or Subject To Pooling As At January 31, 2003.

 NIL

D.

List Of Directors and Officers As At January 31, 2003.

James G.G. Watt – Director and President

Harry Barr – Director

Werner Grieder - Director

Taryn Downing – Director and Corporate Secretary

Gord Steblin – Chief Financial Officer