Form 20-F
period 2004-01-31
EL NINO VENTURES INC
filed 2004-05-26
CIK 1136861

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED

JANUARY 31, 2004

OR

FOR THE TRANSITION PERIOD FROM

TO

COMMISSION FILE NUMBER:  0-31108

EL NINO VENTURES INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

NOT APPLICABLE

(TRANSLATION OF REGISTRANT’S NAME INTO ENGLISH)

BRITISH COLUMBIA, CANADA

(JURISDICTION OF INCORPORATION OR ORGANIZATION)

2303 WEST 41ST AVENUE, VANCOUVER, BRITISH COLUMBIA V6M 2A3

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12 (b) OF THE ACT.

TITLE OF EACH CLASS

NAME ON EACH EXCHANGE ON WHICH REGISTERED

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

4,571,546 COMMON SHARES

Indicate by Check Mark Whether the Registrant (1) has Filed All Reports Required To be Filed by Section 12 or 15(D) of the Securities Exchange Act of 1934 During the Preceding 12 Months (or for such shorter period that the registrant was required to file such reports), and (2) Has Been Subject to Such Filing Requirements for the Past 90 Days.

YES

NO

X

Indicate by Check Mark Which Financial Statement Item the Registrant Has Elected to Follow.

ITEM 17

X

ITEM 18

X

Indicate by Check Mark Whether the Registrant Has Filed All Documents and Reports Required to be Filed by Sections 12, 13 or 15(D) of the Securities Exchange Act of 1934 Subsequent to the Distribution of Securities Under a Plan Confirmed by a Court.

YES

NO

NOT APPLICABLE

X

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

10

Conflicts of Interest

10

Competition and Agreements with Other Parties

11

Fluctuating Mineral Prices

11

Shares Reserved for Future Issuance; Potential Dilution

11

Environmental Regulation

12

Canadian Jurisdictional and Enforceability of Judgements, Risks

12

Adequate Labor and Dependence Upon Key Personnel

13

Forward Looking Statements

13

ITEM 4.

INFORMATION ON THE COMPANY

13

History and Development of the Company

13

Business of the Company

14

Organizational Structure

14

Property, Plants, and Equipment

14

Sassy Property, Alaska, USA

14

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

17

Operating Results

17

Fiscal Year Ended January 31, 2004 compared to Fiscal Year Ended January 31, 2003

17

Fiscal Year Ended January 31, 2003 compared to Fiscal Year Ended January 31, 2002

18

Fiscal Year Ended January 31, 2002 compared to Fiscal Year Ended January 31, 2001

19

Liquidity and Capital Resources

19

January 31, 2004 compared to January 31, 2003

19

January 31, 2003 compared to January 31, 2002

19

January 31, 2002 compared to January 31, 2001

19

Research and Development, Patents and Licenses, etc.

20

Trend Information

20

Off-Balance Sheet Arrangements

20

Tabular Disclosure of Contractual Obligations

20

Safe Harbour

20

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

21

Directors and Senior Management

21

Compensation

22

Summary Compensation Table

22

Long Term Incentive Plan

23

Termination of Employment, Change in Responsibilities and Employment Contracts

23

Compensation Committee

23

Report on Executive Compensation

23

Compensation to Directors

23

Stock Options

23

Options and Stock Appreciation Rights Grants During Most Recently Completed

Financial Year

23

Options Granted To Directors, Non-Executive Insiders And Others in Financial Year

24

Options Exercised by Directors, Executive Officers, Non-Executive Insiders, and

Others in Financial Year

24

Options Cancelled by Directors, Executive Officers, Non-Executive Insiders, and

Others in Financial Year

24

Amendment to Stock Option Plan

24

Defined Benefit Plans

24

Board Practices

25

Employees

27

Share Ownership

27

Performance Shares and Escrowed Shares

27

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

28

Major Shareholders

28

Related Party Transactions

28

Interests of Experts and Counsel

28

ITEM 8.

FINANCIAL INFORMATION

28

Consolidated Statements and Other Financial Information

28

Significant Changes

28

ITEM 9.

THE OFFER AND LISTING

29

Offer and Listing Details

29

Plan of Distribution

30

Markets

30

Selling Shareholders

30

Dilution

30

Expenses of the Issue

30

ITEM 10.

ADDITIONAL INFORMATION

30

Share Capital

30

Memorandum and Articles of Association

30

Material Contracts

31

Exchange Controls

31

Taxation

31

Canadian Federal Income Tax Consequences

32

Dividends

32

Capital Gains

33

United States Federal Income Tax Consequences

34

US Holders

34

Distributions on Common Shares of the Company

34

Foreign Tax Credit

35

Disposition of Common Shares of the Company

35

Other Considerations for US Holders

36

Foreign Personal Holding Company

36

Foreign Investment Company

36

Passive Foreign Investment Company

36

Controlled Foreign Corporation

39

Dividends and Paying Agents

39

Statements by Experts

39

Documents on Display

39

Subsidiary Information

39

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

39

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

40

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

40

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

40

AND USE OF PROCEEDS

ITEM 15.

CONTROLS AND PROCEDURES

40

ITEM 16.

[ RESERVED ]

40

ITEM 16A.

AUDIT COMMITTEE FINANICAL EXPERT

40

ITEM 16B.

CODE OF ETHICS

40

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

43

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARES FOR AUDIT COMMITTEES

43

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

43

PART III

ITEM 17.

FINANCIAL STATEMENTS

43

ITEM 18.

FINANCIAL STATEMENTS

43

ITEM 19.

EXHIBITS

43

SIGNATURES

45

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

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  There are no material differences between Canadian GAAP and the accounting principles that are generally accepted in the United States (“U.S. GAAP”) as applied to the Company including disclosure items.  For a comparison of these differences, refer to Note 10 to the Financial Statements.

SELECTED FINANCIAL DATA

CANADIAN GAAP

(IN CANADIAN DOLLARS)

Selected Financial Data for the Year Ended January 31

	2004	2003	2002	2001	2000

Cash	31,818	28,485	67,974	73,402	156,437
Total Assets	33,000	29,679	71,483	75,671	160,408
Current Liability	19,673	52,838	33,097	49,105	36,793
Total Administrative Expenses	124,491	81,714	66,937	75,362	84,872
Exploration Expenses	2,539	4,831	382	61,687	-
Net Loss	127,030	86,545	67,319	137,049	84,872
Deficit	3,002,782	2,875,752	2,789,207	2,721,888	2,584,839
Weighted Avg # Shares	3,535,930	3,071,546	2,679,416	2,664,611	1,227,944
Basic Earnings (loss) per share	(0.04)	(0.03)	(0.03)	(0.05)	(0.07)

SELECTED FINANCIAL DATA

US GAAP

(IN CANADIAN DOLLARS)

Selected Financial Data for the Year Ended January 31

	2004	2003	2002	2001	2000

Cash	31,818	28,485	67,974	73,402	156,437
Total Assets	33,000	29,679	71,483	75,671	160,408
Current Liability	19,673	52,838	33,097	49,105	36,793
Total Administrative Expenses	124,491	81,714	66,937	75,362	84,872
Exploration Expenses	2,539	4,831	382	61,687	-
Net Loss	127,030	86,545	67,319	137,049	84,872
Deficit	3,002,782	2,875,752	2,789,207	2,721,888	2,584,839
Weighted Avg # Shares	3,535,930	3,071,546	2,679,416	2,664,611	1,227,944
Basic Earnings (loss) per share	(0.04)	(0.03)	(0.03)	(0.05)	(0.07)

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

(x)

Shares Reserved for Future Issuance; Potential Dilution

As of January 31, 2004, the Company had reserved, 604,000 Common Shares for issuance upon the exercise of incentive stock options and 1,500,000 common shares for the issuance upon the exercise of warrants.  Such common shares represent a potential equity dilution of approximately 32%, based upon the number of outstanding Common Shares at January 31, 2004, of 4,571,546.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional Common Shares and may grant additional stock options and/or issue additional warrants.  At January 31, 2004 the Company had 93,324,454 authorized but unissued and unreserved Common Shares.  Issuance of additional shares would be subject to Exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue Common Shares other than for the purposes of raising funds for property acquisition and general working capital requirements which issuance would be subject to Exchange approval.

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

Pursuant to a review performed by the TSX Venture Exchange it was determined that the Company fails to meet working capital and business activity requirements in terms of Tier 2 TMR as outlined in the Toronto Venture Exchange’s Policy 2.5.

The Company did not achieve the Tier 2 maintenance requirements on the Toronto Venture Exchange and consequently the Company was transferred to the NEX effective October 17, 2003.

In order for the Company to achieve a return to Tier 2 on the TSX it must prepare and be able to execute a comprehensive Business Plan in order to demonstrate to the TSX that it can meet the Tier 2 Maintenance Requirements.

The Company was also listed on the OTCBB since July 25, 2002 under the trading symbol “ELNOF.”

The Company is a junior exploration Company focusing on precious metal projects and gold.  The Company is in the exploration stage and has not generated any revenues from operations.

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

C.

Organizational Structure

The Company is not part of a group.

D.

Property, Plants, and Equipment

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

March 1, 2007

$5,000

March 1, 2008

$5,000

Furthermore, Anglo Alaska also waived all existing work commitments on the property, and agrees that only the minimum amount of work to keep the property in good standing shall be conducted. The Property payment for 2004 was made.

Property Title

The Property consists of 66 State of Alaska mining claims covering 2,640 acres on the Sassy gold property in Interior Alaska’s Tintina Gold Belt. The property size was reduced in late 2001 to 6 claims, covering 240 acres.  In 2000, Spectrum Resources Inc. was retained to write a compilation report on the Property. This compilation was based upon the most reliable and unpublished data that was available to the Spectrum Resources. The following italized sections are excerpted from the report by Spectrum Resources filed on SEDAR.

Property Description and Location

The Sassy claims are located approximately 140 km southeast of Fairbanks in the Big Delta and B2 and C2 quadrangles in Township 5 South, Range 14 East, Sections, 1,2, 1101 and inTownship 5 South, Range 15 Earst, Sections 5 –8. This region is referred to as the Yukon-Tanana uplands, and area of rolling hills and mountain north of the Alaska Range.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The claims are situated on the north shore of the Goodpastor River, approximately 1.6km east of Indian Creek. Elevations range from a low of approximately 1,500ft above sea level in the Goodpastor River Valley, along the southern margin of the claims, to a high of approximately 2,550 ft above sea level on ridges forming the northern portion of the claims. Three major north-south stream drainages dissect the claims and flow south into the Goodpastor River. The nearest road is a winter road which extends from the Richardson Highway to the Pogo gold deposit about 5km south of the Sassy claims.  Access to the property is by helicopter, boat or walking. Large gravel bars along the south edge of the claims could be utilized to make an airstrip.

History

Previous work within the claims is very limited. Regional geological mapping was completed by the U.S. G. S. in the mid 1970’s (Weber, et al, 1978). Stream sediment samples were collected in the region as part of the NURE program in the late 1970’s (Hoffman and Buttleman, 1996). More detailed stream sediment sampling (at quarter mile spacing) was completed in 1999 during regional sampling. There is no known lode or placer claim production within the claims, nor has any geologic sampling of mapping been completed. Airborne geophysical data, including aeromagnetic, electromagnetic and radiometric data, was acquired by the Alaska Division of Geologic and Geophysical Surveys (Burns and Vincent, 2000; Burns and others , 2000).

Geological Setting

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

Mineralization

No mineralization of any type has been documented on the Sassy Claims. Exposure is poor and only limited, regional scale, mapping is available. Potential exists on the Sassy Claims for “Ft. Knox style ,“Pogo style”, and other types of mesothermal gold mineralization.

Exploration and Development

The Company’s independent geological consultant has recommended a Phase 1 exploration program consisting of detailed stream sediment sampling, grid-based power auger soil sampling and geologic mapping and rock sampling.  The cost of such a Program is estimated to be in the order of $50,000US, however due to low metal prices this program has been deferred with the reduction in the size of the Property, the work program is currently under revision.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

This discussion should be read in conjunction with the audited financial statements of the Company and related notes thereto included herein.

Twelve Months Ended January 31, 2004 Compared To Twelve Months Ended January 31, 2003

Overview

El Nino Ventures Inc. continues to evaluate precious metal projects for possible acquisition through out North America, and internationally. The Company has a strict acquisition criteria which includes significant potential economic value, combined with an excellent infrastructure in its vicinity. In light of its strict project criteria, El Nino is also considering potential acquisitions and mergers outside the mining spectrum.

The Company continues to hold its Sassy Gold Project, located in the Goodpaster Mining District of Alaska, located some 5 km to the north of the Teck Sumitomo 5.6 Moz Pogo gold deposit, where pre-construction activities are currently underway. Final permits for Pogo have now been received and as a result the Pogo area is once again receiving considerable attention.

Results of the Operation

The year ended January 31, 2004 resulted in a net loss of $127,030 which compares with a loss of $86,545 for the same period in 2003. General and administrative expenses for the year ending January 31, 2004 were $124,491, an increase of $42,777 over the same period in 2003. Consulting fees of $53,939 were recorded, which included $38,516 in stock option compensation costs.  During the year, 354,000 stock options were granted with the fair value of these stock options using the Black-Scholes Option Pricing Model for non-employees and employees used to calculate the value of $38,516.  During the year, $2,539 was spent on exploration expenditures compared to $4,831 the year before.

The Company did not carry out any investor relation activity during or subsequent to the year, save and except the directors and officers responding to questions of interested parties.

Move to NEX

Pursuant to a review performed by the TSX Venture Exchange it was determined that the Company fails to meet working capital and business activity requirements in terms of Tier 2 TMR as outlined in the Exchange’s Policy 2.5.

The company did not achieve the Tier 2 maintenance requirements and consequently the Company was transferred to the NEX effective October 17, 2003.

In order for the Company to achieve a return to Tier 2 on the TSX it must prepare and be able to execute a comprehensive Business Plan in order to demonstrate to the TSX that it can meet the Tier 2 Maintenance Requirements.

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

B.

Liquidity and Capital Resources

Twelve Months Ended January 31, 2004 Compared to Twelve Months Ended January 31, 2003

Capital Resources and Liquidity

Working capital at January 31, 2004 was $12,947 compared to working capital deficit of ($23,702) at January 31  2003.

During the year ended January 31, 2004, the Company completed a 1.5 million unit private placement at a price of $0.10 per unit for gross proceeds of $150,000.  Additional financing will be needed to continue operations.

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

E.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

Contractual Obligations(1)	Payments Due By Period

	Total	Less than 1 yr	1-3 yrs	3-5 yrs	More than 5 yrs

Office Lease (2)	22,480	15,868	6,612	-	-

	$ 22,480	$ 15,868	$ 6,612	$ -	$ -

1)

No mineral property payments or exploration expenditures are included in the above table as they are considered option payments solely exercisable at the option of the Company.

1)

Included in the above rent is its estimated proportionate share of property taxes and operating costs.

G.

Safe Harbor

The Registration Statement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward looking statements".  Such statements are included, among other places in this Registration Statement, in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and "Description of Property"; and, in particular the section entitled the "Almaden Property" as they involve the assessment, based upon certain assumption, concerning future events and conditions that the resources described can be profitably produced.  Forward-looking statements are based on expectations, estimated and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  These include, but are not limited to, the risks of mining industry (for example, operational risks of exploring for, developing and producing crude oil and natural gas, risks and uncertainties involving geology of mineral deposits, the uncertainty of reserve estimates and estimates relating to production volumes, cost and expense projections, potential cost overruns and health, safety and environmental risks), risks relating to the Company's properties (for example, lack of operating history and transportation), fluctuations in mineral prices and exchange rates and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures (collectively "Cautionary Statements").  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors, Senior Management and Employees

The names and municipalities of residence of the directors and officers of the Company, positions held by them with the Company.  Following the table is a brief biographical summary and listing of their principal occupations for the past five years.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years(1)	Director /Officer Since	Shares Beneficially Owned or Controlled(2)
Harry Barr(3) Canada President CEO & Director	President, CEO, & Director of CanAlaska Ventures Ltd. (1985–present); President, CEO, & Director of Pacific North West Capital Corp. (1996–present); President and Director of Freegold Ventures Limited (1985-1999); and Chairman and Director of Freegold Ventures Limited. (1999–present).	1999	1,750,299
Bernard Barlin(3) United Kingdom Director	Director of CanAlaska Ventures Ltd. (1989–present); Director of Freegold Ventures Limited (1989-present); and Director of Pacific North West Capital Corp. (2000–present).	2004	0
Michael Philpot(3) Canada Director	Director of First Quantum Minerals Ltd. (1997-2001); and Officer of First Quantum Minerals Ltd. (2001-present).	2004	0
Gordon Steblin Canada Officer	Chief Financial Officer of El Nino Ventures Inc. from (2002–present); Director of El Nino Ventures Inc. from (2003–2004); Chief Financial Officer of Freegold Ventures Limited from (2002-present); Director of Freegold Ventures Limited from (2003-2004); Chief Financial Officer of CanAlaska Ventures Ltd., from 2002-present; Chief Financial Officer of Pacific North West Capital Corp. from 2002-Present; and Director of Pacific North West Capital from (2003-present)	2002	50,000
Taryn Downing Canada Officer	Corporate Secretary of El Nino Ventures Inc. (1998–present), Director of El Nino Ventures Inc. (2000–2004). Corporate Secretary of CanAlaska (1995-present); Director of CanAlaska (2002-2004); Corporate Secretary of Pacific North West Capital Corp. (1998–present); Director of Pacific North West Capital (2003-present); Corporate Secretary of Freegold Ventures Limited (1995-present) and Director of Freegold Ventures Limited (2003-2004).	1998	50,000

(1)

The information as to principal occupation has been furnished by the respective individual.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually.

(3)

Denotes member of the audit committee.

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

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation(1)	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
(a)	(b)	($) (c)	($) (d)	($) (e)	(#) (f)	($) (g)	($) (h)	($) (i)
Harry Barr	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	24,000 15,000 15,000	159,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Consulting Fee

(2)

Of the 159,000 options, 79,500 were granted to Canadian Gravity Recovery Inc. a 100% owned Company of Harry Barr

Long Term Incentive Plan

The Company does not have a long-term incentive plan for its named Executive Officers.

Termination of Employment, Change in Responsibilities and Management Contracts

There are no management contracts at this time.

Compensation Committee

The Company does not have a Compensation Committee.  During the financial year ended January 31, 2004 compensation matters were dealt with by the entire board of directors.

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

Compensation to Directors

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase shares of the Company.

Stock Options

The following Options/SARs were granted to Named Executive Officers in the financial year ended January 31, 2004.

(a)

Options/SARs Grants During The Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Harry Barr	79,500	22.5%	$0.15	$0.14	Sept 10/08
Canadian Gravity Recovery Inc.(1)	79,500	22.5%	$0.15	$0.14	Sept 10/08

(1)

Canadian Gravity Recovery Inc. is a wholly-owned company of Harry Barr.

(b)

Options granted to Directors, non-executive insiders and others in the financial year:

Optionee	Number Of Shares Subject To Option	Date Of Grant	Exercise Price	Date of Expiry
Directors / Officers	80,000	Sept 10/03	$0.15	Sept 10/08
Consultants	115,000	Sept 10/03	$0.15	Sept 10/08

(c)

Options/SARs exercised by Directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number Of Shares Exercised	Date Of Grant	Exercise Price	Date Of Expiry
Nil

(d)

Options/SARs cancelled by Directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number Of Shares Cancelled	Date Of Grant	Exercise Price	Date Of Expiry
Nil

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 614,309 to 914,309 shares.  Insiders beneficially own 1,750,299 common shares of the Company which will be excluded for the purposes of the disinterested shareholder approval.

Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX.  Both shareholder approval and TSX approval are required before the amendment to the Plan may be implemented.

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 914,309 shares, representing 20% of the issued and outstanding shares of the Company.

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its executive officers were eligible to participate.

C.

Board Practices

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Company’s general approach to corporate governance is summarized below.  The Board is currently reviewing the guidelines for improved corporate governance in Canada adopted by the TSX (the ”Exchange Guidelines”).

The Board is currently composed of three directors.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “unrelated” directors.  An “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder.  Of the proposed nominees, two are considered by the Board to be “unrelated” within the meaning of the Exchange Guidelines.

Mandate of the Board of Directors

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Meetings of the Board

The Board plans to meet at least quarterly to review, among other things, the performance of the Company.  Results are compared and measured against a previously established plan and performance in prior years.  The Board also holds a meeting each year to review and assess the Company’s financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.

Committee Responsibilities and Activities

Committees of the Board are an integral part of the company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Harry Barr, Michael Philpot, and Bernard Barlin.  Mr. Barr is a “related” Director, and Mr. Philpot and Mr. Barlin are “unrelated” Directors.  The Exchange Guidelines recommend that an audit committee be comprised only of outside directors.  The board believes that Mr. Barr brings valuable knowledge and experience to the Audit Committee and that the composition of the Committee is appropriate.  The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Compensation Committee

The Compensation Committee is comprised of Harry Barr, Michael Philpot and Bernard Barlin.  Mr. Barr is a “related” Director and Mr. Philpot and Mr. Barlin are “unrelated” Directors.  The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fee paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

This Committee meets at least once annually.  Currently, the members are Harry Barr, Michael Philpot and Bernard Barlin who also constitute the Company’s Audit Committee.

Nomination and Assessment

The Board determines new nominees to the Board, although a process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

D.

Employees

During the fiscal year ended January 31, 2004, the Company had no employees.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.A above and includes details of all options and warrants to purchase shares of the Company held by such persons:

Name	# of common shares held at May 13, 2003	# of Options and / or Warrants	Date of Grant	Exercise Price	Expiry Date
Harry Barr	1,750,299	100,000 (option) 159,000 (option) (1) 1,100,000 (warrant) (2)	Mar 17/00 Sept 10/03 Oct 10/03	$0.55 $0.15 $0.13	Mar 17/05 Sept 10/08 Oct 10/05
Bernard Barlin	Nil	Nil	Nil	Nil	Nil
Michael Philpot	Nil	Nil	Nil	Nil	Nil
Taryn Downing	50,000 50,000	10,000 (option) 40,000 (option) 50,000 (warrant)	Mar 17/00 Sept 10/03 Oct 10/03	$0.55 $0.15 $0.13	Mar 17/05 Sept 10/08 Oct 10/05
Gordon Steblin	50,000 50,000	40,000 (option) 50,000 (warrant)	Sept 10/03 Oct 10/03	$0.15 $0.13	Sept 10/08 Oct 10/05

(1)

Of the 159,000 stock options beneficially owned by Harry Barr, 79,500 are owned directly and 79,500 are owned indirectly.

(2)

Of the 1,100,000 warrants beneficially owned by Harry Barr, 200,000 are owned directly and 900,000 are owned indirectly

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

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons as at May 12, 2004.

Name	Number of Shares	Percentage of Outstanding Shares
CDS & Co. 25 The Esplanade PO Box 1038 Stn A Toronto, Ontario M5W 1G5	2,493,915	54.6%
Harry Barr 2303 West 41st Avenue Vancouver, BC V6M 2A3	1,750,299	38.3%
CanAlaska Ventures Ltd. 2303 West 41st Avenue Vancouver, BC V6M 2A3	260,131	5.7%

The Company’s major shareholders all have the same voting rights.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended January 31, 2004, or proposed material transactions between the Company other than that have not been disclosed in the financial statements.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended January 31, 2004 which contain an Audit Report dated April 25, 2004.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The annual high and low market prices for the common shares of the Company on the TSX Venture Exchange for each of the last five full financial years are as follows:

January 31	High (Cdn $)	Low (Cdn $)	Volume

2004	$0.42	$0.105	786,684
2003	$0.33	$0.11	374,134
2002	$0.28	$0.09	238,543
2001	$0.75	$0.22	287,271
2000	$0.35	$0.01	1,047,368

The high and low market prices for the common shares of the Company on the TSX Venture Exchange for each of the two most recently completed financial year for each quarter are as follows:

January 31	High (Cdn $)	Low (Cdn $)	Volume

2004
First Quarter	$0.22	$0.12	13,264
Second Quarter	$0.27	$0.12	174,431
Third Quarter	$0.245	$0.105	330,306
Fourth Quarter	$0.42	$0.18	268,683

2003
First Quarter	$0.24	$0.13	34,515
Second Quarter	$0.30	$0.17	92,588
Third Quarter	$0.27	$0.11	88,846
Fourth Quarter	$0.22	$0.11	158,185

The high and low market prices for the common shares of the Company on the TSX Venture Exchange for the six most recently completed months are as follows:

January 31	High (Cdn $)	Low (Cdn $)	Volume

April 2004	$0.235	$0.20	31,917
March 2004	$0.28	$0.235	31,207
February 2004	$0.40	$0.31	78,596
January 2004	$0.40	$0.30	42,317
December 2003	$0.42	$0.315	58,486
November 2003	$0.38	$0.18	167,880

On January 31, 2004 the closing price of the Common Shares of the Company on the TSX Venture Exchange was $0.30 per share.

Total number of Registered Holders	Number of Registered US Holders	Number of Common Shares Held in the US	Percentage of Common Shares
60	5	190,226	4.2%

A substantial number of Common Shares are held in depositaries, brokerage firms and financial institutions in “street names”.

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

C.

Markets

The Company’s common shares have traded on the TSX Venture Exchange since August, 1999 under the trading symbol “ELN” and on the NEX Board under the trading symbol “ELN.H” since October 14, 2003.

D.

Selling Shareholders

This Form 20F is being filed as an Annual Report under the Exchange Act and as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20F is being filed as an Annual Report under the Exchange Act as such, there is no requirement to provide any information under this section.

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

ITEM 15.

CONTROLS AND PROCEDURES

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL REPORT

The Board of Directors has determined that the Company does not have an audit committee financial expert.

ITEM 16B:

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s principal executive officer and principal financial officer and will provide to any person without charge, upon request by mail but may also be made by telephone, telecopier or other electronic means of communication, a copy of such code of ethics.

CERTIFICATE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER

AND THE CHIEF FINANCIAL OFFICER

In my role as Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of El Nino Ventures Inc. (the “Company”), I have adhered to and advocated to the best of my knowledge and ability the following principles and responsibilities governing professional conduct and ethics:

1.

Act with honesty and integrity, handling in an ethical manner any actual or apparent conflicts of interest between personal and professional relationships.  A “conflict of interest” exists when an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.

2.

Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.  If I am the CEO or CFO, I shall review the Company’s annual reports before certifying and filing them with the SEC.

3.

Comply with all applicable laws, rules and regulations of federal, provincial, territorial, state and local governments, and other appropriate private and public regulatory agencies.

4.

Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

5.

Respect the confidentiality of information acquired in the course of business except when authorized or otherwise legally obligated to disclose the information.  I acknowledge that confidential information acquired in the course of business is not to be used for personal advantage.

6.

Promote ethical behavior among employees at the Company and as a responsible partner with industry peers and associates.

7.

Maintain control over and responsibly manage all assets and resources employed or entrusted to me by the Company.

8.

Report illegal or unethical conduct by any director, officer or employee that has occurred, is occurring or may occur, including any potential violations of the Company’s Code of Business Conduct and Ethics (the “Code”).  Such report shall be made to the Audit Committee of the Board of Directors and shall include conduct of a financial or non-financial nature.

9.

Comply with the Code.  I understand that if I violate any part of the Code, I will be subject to disciplinary action.

I understand that the Code is subject to all applicable laws, rules and regulations.

I understand that there shall be no waiver of, modification of, or change to any part of the Code except by a vote of the Board of Directors or a designated Board committee.  In the event that a waiver of, modification of, or a change to the Code is granted, then the notice of the waiver, modification and/or change shall be posted on the Company’s website within five business days of the Board of Directors’ or designated Board committee’s vote or shall be disclosed otherwise as required by applicable law or Stock Exchange or SEC rules.  Notices posted on the Company website shall remain there for a period of 12 months and shall be retained in the Company’s files as required by law.

“Harry Barr”

Harry Barr

Chief Executive Officer

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

May 24, 2004

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 9 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

1.

a)

Material Contracts

i)

Mining Lease with Option to Purchase dated April 26, 2000.

i)

Amendment, dated October 31, 2000, to the Mining Lease dated April 26, 2000.

ii)

Amended dated February 3, 2003.

(b)

Exhibits

The following exhibits are filed as part of this Annual Report.

Amendment dated February 3, 2003 to the Mining Lease with Option to Purchase dated April 26, 2000 as Amended October 31, 2000 and February 26, 2002.

*All listed Exhibits have been previously filed:

Amendment dated February 26, 2002 to the Mining Lease with Option to Purchase dated April 26, 2000 as Amended October 31, 2000.

Consent of Author to the Geologic Report on the Sassy Claims, Goodpaster Mining District, Alaska, prepared by David D. Adams, B.S., M.S., CPG dated July 23, 2001.

Geologic Report on the Sassy Claims, Goodpaster Mining District, Alaska, prepared by David D. Adams, B.S., M.S., CPG dated June 1, 2000.

Mining Lease with Option to Purchase dated April 26, 2000.

Certificate of Name Change dated August 19, 1999 from Corum Resource Corp. to El Nino Ventures Inc.

Special Resolution dated May 19, 1999 and filed with the Registrar of Companies August 19, 1999.

Certificate of Name Change dated October 2, 1995 from Westwego Resources Ltd. to Corum Resource Corp.

Special Resolution dated July 31, 1995 and filed with the Registrar of Companies October 2, 1995.

Certificate of Name Change dated February 16, 1989 from Triple A Gold Mines Ltd. to Westwego Resources Ltd.

Special Resolution dated January 20, 1989 and filed with the Registrar of Companies February 2, 1989.

Certificate of Incorporation of Triple A Gold Mines Ltd. dated February 19, 1988.

Articles of Incorporation

2.

a)

Financial Statements

i)

Consent of Independent Auditors

ii)

Cover page and index to financial statements for the period ending January 31, 2004 and 2003.

iii)

Independent Auditors’ Report to the Shareholders dated April 25, 2004.

iv)

Balance Sheet

v)

Statement of Operations and Deficit for the period from February 19, 1988 to January 31, 2004.

vi)

Statement of Stockholders’ Equity for the period from February 19, 1988 to January 31, 2004.

vii)

Statement of Cash Flows for the period from February 19, 1988 to January 31, 2004.

viii)

Notes to the Financial Statements for the period from February 19, 1988 to January 31, 2004.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

El Nino Ventures Inc.

The Company

“Harry Barr”

Harry Barr, President

“Gordon Steblin”

Gordon Steblin, Chief Financial Officer

Date:  May 24, 2004

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of El Nino Ventures Inc. for the year ending January 31, 2004, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

1.

I have reviewed this annual report on Form 20F of El Nino Ventures Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report.

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

1.

The company’s other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:

May 24, 2004

EL NINO VENTURES INC.

Per:

“Harry Barr”

Harry Barr

Chief Executive Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of El Nino Ventures Inc. for the year ending January 31, 2004, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

1.

I have reviewed this annual report on Form 20F of El Nino Ventures Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report.

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c )

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.

The company’s other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:

May 24, 2004

EL NINO VENTURES INC.

Per:

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of El Nino Ventures Inc. (the “Company”) on Form 20F for the period ended January 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Harry Barr, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and  15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Harry Barr

“Harry Barr”

Chief Executive Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of El Nino Ventures Inc. (the “Company”) on Form 20F for the period ended January 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gordon Steblin, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and  15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Gordon Steblin

“Gordon Steblin”

Chief Financial Officer

#