Form 20-F
period 2005-01-31
EL NINO VENTURES INC
filed 2005-05-27
CIK 1136861

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

MAY 24, 2005

(Mark One)

________

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

___X____

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED

JANUARY 31, 2005

OR

FOR THE TRANSITION PERIOD FROM

__________  TO  __________

COMMISSION FILE NUMBER:

0-31108

EL NINO VENTURES INC.

(EXACT NAME OF REGISTRAT AS SPECIFIED IN ITS CHARTER)

NOT APPLICABLE

(TRANSLATION OF REGITRANT’S NAME INTO ENGLISH)

BRITISH COLUMBIA

(JURISDICTION OF INCORPORATION OR ORGANIZATION)

2303 WEST 41ST AVENUE, VANCOUVER, BRITISH COLUMBIA V6M 2A3

SECURITIES REGISTERED OR TO BE REGISTERED PURSUAT TO SECTION 12(b) OF THE ACT

TITLE OF EACH CLASS

NAME ON EACH EXCHANGE ON WHICH REGISTERED

NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT

COMMON SHARES WITHOUT PAR VALUE

(TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT

NONE

(TITLE OF CLASS)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER’S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT

5,656,546 COMMON SHARES

Indicate by Check Mark Whether the Registrant (1) has Filed All Reports Required To be Filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 During the Preceding 12 Months (or for such shorter period that the registrant was required to file such reports), and (2) Has Been Subject to Such Filing Requirements for the Past 90 Days.

YES

______

NO

_______

NOT APPLICABLE

___X____

Indicate by Check Mark Which Financial Statement Item the Registrant Has Elected to Follow

ITEM 17

X

ITEM 18

X

Indicate by Check Mark Whether the Registrant Has Filed All Documents and Reports Required to be Filed by Sections 12, 13 or 15(D) of the Securities Exchange Act of 1934 Subsequent to the Distribution of Securities Under a Plan Confirmed by a Court

YES

______

NO

_______

NOT APPLICABLE

___X____

GLOSSARY

The following are abbreviations and definitions of terms commonly used in the mining industry and this

Annual Report.

Adit	A horizontal passage or tunnel that leads from the surface into an underground working
ATV	All Terrain Vehicle
Dyke	A long mass of eruptive rock, a dyke (vein) may consist of mineral deposits located between other rocks.
Geochemistry / Geochemical Surveys

The study of the chemical components of the earth's crust and mantle.

Geochemistry is applied to mining exploration to detect sites that indicate abnormal concentrations either of the elements being sought or of their more readily detected associate elements. Depending on circumstance, geochemical exploration samples soils, rock, and lake and stream sediments.

Geophysics/ Geophysical Surveys

Study of the various physical properties of the earth and the composition and movement of its component layers of rock. Geophysics is applied to mining exploration to detect zones characterized by their physical properties such as magnetism, gravity or conductivity (electromagnetism).

Gneiss	Layered granite-like rock
Grab Samples	A sample of rock of sediment taken more or less indiscriminately in any place.
Grenville Province

The youngest portion of the Canadian Shield, consisting of rocks ranging from 1.76 billion to 1 billion years in age, extending from Philadelphia and New York City to Labrador.  It hosts gold, industrial minerals, building stone, iron, lead, zinc, and uranium.

Metamorphism	Changes over time in the composition and structure of rocks caused by pressure and temperature.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Mo	The chemical symbol for molybdenum
NSR	Net Smelter Royalty
Pegmatites	A coarse-grained igneous rock with exceptionally large crystals, formed from a magma that contains a high proportion of water.
Schist	A strongly foliated rock with concentrations of medium to coarse grained mica flakes along the folia, which represents advanced regional metamorphism.
Showing	An indication of mineralization, the extent and economic value of which are unknown.
Southern Province

The Southern Province is the portion of the Canadian Shield which comprises a variety of Proterozoic rocks that either rest unconformably on, or intrude into, the older rocks of the surrounding Superior Province, and which are found around the Lake Superior Basin.  It hosts gold, silver, uranium, copper, industrial minerals, and kimberlite.

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

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  There are no material differences between Canadian GAAP and the accounting principles that are generally accepted in the United States (“U.S. GAAP”) as applied to the Company including disclosure items.  For a comparison of these differences, refer to Note 12 to the Financial Statements.

SELECTED FINANCIAL DATA

CANADIAN GAAP

(IN CANADIAN DOLLARS)

Selected Financial Data for the Year Ended January 31

	2005	2004	2003	2002	2001

Cash	113,448	31,818	28,485	67,974	73,402
Total Assets	120,569	33,000	29,679	71,483	75,671
Current Liability	49,073	19,673	52,838	33,097	49,105
Total Administrative Expenses	89,400	124,491	81,714	66,937	75,362
Exploration Expenses	63,481	2,539	4,831	382	61,687
Net Loss	152,881	127,030	86,545	67,319	137,049
Deficit	3,155,663	3,002,782	2,875,752	2,789,207	2,721,888
Weighted Avg # Shares	4,665,436	3,535,930	3,071,546	2,679,416	2,664,611
Basic Earnings (loss) per share	(0.03)	(0.04)	(0.03)	(0.03)	(0.05)

SELECTED FINANCIAL DATA

US GAAP

(IN CANADIAN DOLLARS)

Selected Financial Data for the Year Ended January 31

	2005	2004	2003	2002	2001

Cash	113,448	31,818	28,485	67,974	73,402
Total Assets	120,569	33,000	29,679	71,483	75,671
Current Liability	49,073	19,673	52,838	33,097	49,105
Total Administrative Expenses	89,400	124,491	81,714	66,937	75,362
Exploration Expenses	63,481	2,539	4,831	382	61,687
Net Loss	152,881	127,030	86,545	67,319	137,049
Deficit	3,155,663	3,002,782	2,875,752	2,789,207	2,721,888
Weighted Avg # Shares	4,665,436	3,535,930	3,071,546	2,679,416	2,664,611
Basic Earnings (loss) per share	(0.03)	(0.04)	(0.03)	(0.03)	(0.05)

B.

Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons for the Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

From time to time, the Company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking statements. In order to comply with the terms of the safe harbour, the Company notes that a variety of factors including those set forth in this section entitled “Risk Factors of the Company’s Business” could cause the Company’s actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company’s forward-looking statements.

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. There are no commercially viable bodies of mineralization located on any of the properties held by the company at this time.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

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

Substantial expenditures are required to establish ore reserves through drilling, metallurgical processes to extract the metal from the ore, and in the case of new properties to build the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for further expansion can be obtained on a timely basis.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short term factors relating to reserves, such as the need for orderly exploration of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.  Reserves are reported as general indicators of mine life.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There are currently no reserves on any of the company’s properties.

The Company’s properties are currently being explored or assessed for exploration and as a result, the Company has no source of operating cash flow.  The Company has limited financial resources and there is no assurance that if additional funding were needed, that it would be available to the Company on terms and conditions acceptable to it.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company’s interest in current properties.  The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs.  The exploration of any ore deposits found on the Company’s exploration property depends upon the Company’s ability to obtain financing through debt financing, equity financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such property and reduce or terminate its operations.

None of the Company’s properties have commenced commercial production and the Company has no history of earnings or cash flow from its operations.  As a result there can be no assurance that the Company will be able to generate any of its property profitably or that its activities will generate positive cash flow.  The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is through the sale of its Common Shares.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property.  While the Company may generate additional working capital through the operation, sale or possible joint venture expansion of its properties, there is no assurance that any such funds will be available for operations.

The foregoing would apply in the event that the Company has reserves at some point in the future.

(ii)

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of metals and minerals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property, and possible environmental damage.  The Company does not have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities.  Payment of any liabilities as a result could have a materially adverse effect upon the Company’s financial condition.

(iii)

Lack of Cash Flow and Non-Availability of Additional Funds

The Company’s property has not commenced commercial production and the Company has no history of earnings or cash flow from its operations.  As a result there can be no assurance that the Company will be able to generate any of its property profitably or that its activities will generate positive cash flow.  The only present source of funds available to the Company is through the sale of its Common Shares.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property.  While the Company may generate additional working capital through the operation, development, sale or possible joint venture of its property there is no assurance that any such funds will be available for operations.

(iv)

No Proven Resources

All of the properties in which the Company holds an interest are considered to be in the exploration stage only and do not contain a known body of commercial ore.

(v)

Title Risks

Full investigation of legal title to the property has not been carried out at this time.  The Company’s properties consist of recorded mineral claims which have not been surveyed, and therefore the precise area and location of such claims is undefined.

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

(vii)

Conflicts of Interest

Certain of the directors of the Company are directors of other mineral resource companies, and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  From time to time several companies may participate in the acquisition, and exploration of natural resource properties, thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company.  In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.  Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.  The Company is not aware of the existence of any conflict of interest as described herein.

(viii)

Competition and Agreements with Other Parties

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities than itself.  Significant competition exists for the limited number of mineral acquisition opportunities available in the Company’s sphere of operations.  As a result of this competition, the Company’s ability to acquire additional attractive mining properties on terms it considers acceptable may be adversely affected.

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

(ix)

Fluctuating Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  There is no assurance that commodity prices will remain at current levels; significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price of minerals and therefore the economic viability of any of the Company’s exploration projects cannot accurately be predicted.  As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

(x)

Shares Reserved for Future Issuance; Potential Dilution

As of January 31, 2005, the Company had reserved, 604,000 Common Shares for issuance upon the exercise of incentive stock options and 1,915,000 common shares for the issuance upon the exercise of warrants.  Such common shares represent a potential equity dilution of approximately 31%, based upon the number of outstanding Common Shares at January 31, 2005, of 5,656,546.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional Common Shares and may grant additional stock options and/or issue additional warrants.  At January 31, 2005 the Company had 91,824,454 authorized but unissued and unreserved Common Shares.  Issuance of additional shares would be subject to Exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue Common Shares other than for the purposes of raising funds for property acquisition and general working capital requirements which issuance would be subject to Exchange approval.

(i)

Environmental Regulation

All phases of the Company’s operations are subject to environmental regulations.  It is the Company’s belief that if environmental legislation in Canada evolved and required stricter standards and enforcement, in conjunction with increased fines and penalties for non-compliance, including more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees, the cost of compliance therewith may substantially increase and thereby affect the Company’s operations.  However, the Company is not aware of any pending environmental litigation or amendments to existing environmental litigation which will affect the Company’s current or prepared operations or which would otherwise have a material adverse effect on the Company or its operations.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

(ii)

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Registrant is a Canadian corporation.  All of its directors and officers are residents of Canada except one who is a resident of the United Kingdom.  As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Registrant, and as such directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability or any of the Registrant, such directors or officers under the United States federal securities laws.  The Registrant has been advised by its Canadian counsel that there is substantial doubt as to whether Canadian courts would (i) enforce judgments of the United States courts of competent jurisdiction obtained against the Registrant, such directors, or officers predicated upon the civil liabilities provisions of such securities laws or (ii) impose liabilities in original actions against the Registrant or their respective directors and officers predicated solely upon such securities laws.  Accordingly, United States shareholders may be forced to bring actions against the Registrant and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Registrant or its directors and officers.  Subject to necessary registration under applicable provincial corporate statutes in the case of a corporate shareholder.  Canadian courts do not restrict the ability of non-resident persons to sue in their courts.

(iii)

Adequate Labour

The Company will depend upon recruiting and maintaining other qualified personnel to staff its operations.  The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company intends to operate.  There can be no assurance, however, that such personnel will always be available in the future.  In addition, it cannot be predicted whether the labour staffing at any of the Company’s projects will be unionized.   The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management.  The loss of services of any of its management could have a material adverse effect on the Company.

(iv)

Forward Looking Statements

This document contains forward looking statements concerning the Company’s operations, economic performance and financial condition, including, in particular, the likelihood of the Company’s success in operating as an independent company and expanding its business.  These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change.  Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company’s future results.  All such forward looking statements are qualified by reference to matters discussed under this section entitled “Risk Factors of the Company’s Business”.  See Item 5: “Operating and Financial Review and Prospects”.

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

Its head office and registered and records office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3.  The Company’s auditors are Staley, Okada & Partners, Chartered Accountants, Vancouver, British Columbia and the Registrar and Transfer Agent is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

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

A.

Business of the Company

All the mineral properties in which the Company has an interest are currently at the exploration stage.  The Company’s primary objective is to explore mineral properties.  Its secondary objective is to locate, evaluate and acquire other mineral properties, to finance their exploration and, if warranted, expansion either through equity financing, by way of joint venture or option agreements or through a combination of both. There are currently no quantifiable reserves of molybdenum or uranium on any of the Company’s properties.

A.

Organizational Structure

The Company is not part of a group.

B.

Property, Plants and Equipment

The Company’s mineral properties and claims are all located in Canada, near Thunder Bay, Ontario, and near Bancroft, Ontario.

There are no known commercial bodies of mineralization or ore on any of the properties or claims in which the Company has an interest.  The Company’s activities with respect to such properties and claims constitute an exploratory search for such ore.

1.

Anderson Lake Property, Ontario, Canada

Ownership

By an agreement dated 19 December 2004, the Company may earn a 100% interest in the Property, for the following consideration:

a)

Cash payments of $125,000 over four years;

b)

Issuance of 125,000 shares over four years;

c)

Expending $150,000 on exploration over four years.

In addition, cash payments of $20,000 per annum are payable thereafter, to be treated as advance royalty payments deductible from future Net Smelter Royalty (NSR) payments.  The vendors retain a 3% NSR from future production from the property.  The Company may purchase 2% of the 3% NSR for an additional $1 million.

Property Title

The Property consists of 32 unpatented mineral claim units covering 1,265 acres in the Thunder Bay Mining Division in the Province of Ontario.  The land is unsurveyed, but the claims have been found to be in good standing until 9 September 2006, according to Ontario Mining Claims Information database.

Property Description and Location

The Anderson Lake claims are located in Section 4, Con. 7 and 8, and Section 5, Con. 7 and 8, in McTavish Township, approximately 40 km northeast of Thunder Bay, Ontario.  The claim units are adjacent, and the coordinates of the center of the claim group is approximately 370672m E, 5393353m N (UTM 16, NAD 83).

Claim numbers:	3019945	3019946

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is accessible by road, and then 3 km of ATV trail, and is close to power lines.  It is intersected by several small lakes and rivers, and has an elevation of approximately 400 – 450 feet.  The Climate is relatively temperate, with 4 distinct seasons, typical of the Southern Shield, and is moderated by the proximity to the Great Lakes.

The Thunder Bay region is located on Lake Superior in Northwestern Ontario, and has historically been an important link in shipping lines between western and eastern Canada.  The city of Thunder Bay is the largest in Northwestern Ontario, with a regional population of approximately 120,000.  The region is served by the third busiest airport in Ontario, and is also an important railway hub.  A significant portion of the work force in the private sector is involved in the manufacturing, transportation, construction, forestry, and retail industries, and in the public sector, in municipal, provincial, and federal governments, health services, and administration, and education.

History

Historical and geological information on the property was obtained from a July 5, 1966 report by W.N. Ingham, PhD., a consulting geologist for Briar Court Mines Ltd.  The italicized sections which follow have been excerpted from this report.  There has been no reported work carried out on the claims since the 1950s, which included a 1958 – 59 trenching and bulk sampling program carried out by Lindsay Explorations, which evaluated molybdenite showings for more than 2,000 feet.  This was followed by eighteen diamond drill holes, for 2,114 feet. In 1959, Lindsay Explorations optioned the property to N.V. Billiton Maatschappij, who carried out a drilling program.  The results of this program are unknown.

Geological Setting

The Anderson Lake molybdenum property is situated in the Southern Province of the Canadian Shield.  The property is underlain mainly by early Precambrian sediments and granites.  These rocks form a north-south contact zone approximately along the east side of Anderson Lake.  The contact zone is intruded by dykes of pegmatite, one of which is mineralized with molybdenite.  This dyke is a complex mixture of coarse grained pegmatite and finer grained pegmatitic granite.  The dyke trends roughly north-south across the north-east strike of the bedding in the sediments, but at several places branches extend from the main zone out along the sedimentary bedding direction.  The sediments are highly altered greywacke, for the most part converted to biotite schist.

Mineralization

Molybdenite mineralization has been opened up by surface pits for a length of 2,600 feet. The width of the zone on surface varies from 20 feet to 180 feet, but is exaggerated by a fairly gentle dip and local topographic conditions.  The mineralization occurs mainly as localized high grade concentrations erratically distributed in pockets and patches.  The best concentrations of sulphide are associated with zones of quartz enrichments, which occur both as irregular zones of primary coarse crystallization mixed with feldspar and mica, and as sporadic veins filling irregular zones of fracturing in the pegmatite.

A 2,000 lb bulk sample collected in 1958 reportedly assayed 1.14% - 4.63% mo, averaging 2.85% mo, and produced a concentrate of 94.8% molybdenite.

Exploration and Development

The Company is currently reviewing the known data on the property and is planning  a Phase 1 exploration program which will include trenching, sampling, and geophysical surveys.  Diamond drilling, where warranted, will follow, in order to more fully delineate the mineralized zones.

2.

Silver Crater Property, Bancroft, Ontario, Canada

Ownership

By an agreement dated 9 March 2005, the Company may earn a 100% interest in the Property, which is owned by a third party, for the following consideration:

a)

Cash payments totaling $12,500 over 2 years;

b)

Issuance of 40,000 shares over 2 years;

c)

Expending $105,000 on exploration over 4 years.

In addition, upon exercising the option, the Company’s 100% interest in the property shall, upon commencement of commercial production, be subject to a 3% Net Smelter Royalty (NSR) interest.  The Company has the option to purchase 1% of the NSR interest for a sum of $250,000.

Property Title

The Property consists of 57 unpatented mineral claim units of approximately 2,729 acres outside of Bancroft, Ontario, in the Southern Ontario Mining Division.

Property Description and Location

The Silver Crater Property consists of two separate properties, located in the Faraday, Cardiff and Monmouth Townships respectively:

-

The Silver Crater – Bamhour – Campbell Prospect consists of 38 claim units covering approximately 1,789 acres, in Lots 27 – 29, Con. 13, Lots 27 – 30, Con. 15, Lots 29 – 31, Con. 14, Lot 32, Con. 13, and Lots 32 – 33, Con. 14, straddling Cardiff and Faraday Townships.  The claims are contiguous, and the coordinates of the center of the claims are approximately 263704m E, 4990132m N (UTM 18, NAD 83).  This property is approximately 10 km west of Bancroft.

Claim numbers:	4201505	4201510
	4201508	4201511
	4201509

-

The Canadian All Metals Prospect consists of 19 claim units covering approximately 940 acres in Lots 5 – 10, Con. 9, and Lot 6 – 9, Con. 8, in Monmouth Township.  The claims are contiguous, and the coordinates of the center of the claims are approximately 711661m E, 4980940m N (UTM 17, NAD 83).  This property lies approximately 40 km west of Bancroft.

Claim numbers:	3006538	4201596
	4201541	4201647

3.

Halo Property, Bancroft, Ontario, Canada

Ownership

By an agreement dated 9 March 2005 and amended 14 April 2005, the Company may earn a 100% interest in the Property, which is owned by a third party, for the following consideration:

d)

Cash payments totaling $12,500 over 2 years;

e)

Issuance of 60,000 shares over 2 years;

f)

Expending $105,000 on exploration over 4 years.

In addition, upon exercising the option, the Company’s 100% interest in the property shall, upon commencement of commercial production, be subject to a 3% Net Smelter Royalty (NSR) interest.  The Company has the option to purchase 1% of the NSR interest for a sum of $250,000.

Property Title

The Property consists of 182 unpatented mineral claim units of approximately 9,386 acres outside of Bancroft, Ontario, in the Southern Ontario Mining Division.

Property Description and Location

The Halo Property consists of seven separate properties, all found in the Monmouth and Cardiff Townships, located approximately 30 – 40 km west of the Town of Bancroft:

-

The Halo Prospect consists of 99 claim units, covering approximately 4,793 acres in Lot 2, Con. 17, Lot 3, Con. 17, Lots 4 – 9, Con. 16, 17, 18, Lots 6 – 9, Con 12, 15, Lot 7, Con. 14, and Lots 10 – 15, Con. 15, 16, 17, 18, in Cardiff Township.  The claim units are contiguous, and the coordinates of the center of the claim group are 724790m E, 4989284m N (UTM 17, NAD 83).

Claim numbers:	3006529	4201590	4201594
	3006530	4201591	4201595
	3006531	4201592	4201600
	3006535	4201593	4201601

-

The Empire B Prospect consists of 20 claim units, covering approximately 1,087 acres in Lots 33 – 35, Con. 10, 11, and 12, in Monmouth Township.  The claim units are contiguous, and are located immediately to the west of the Halo Prospect.  The center of the claim group is at approximately 721489m E, 4986960m N (UTM 17, NAD 83).

Claim numbers:	4201544	4201545	4201546

-

The Amalgamated Rare Earth #2 Prospect consists of 20 claim units, covering approximately 988 acres in Lots 17 – 22, Con. 6, Lots 18 – 19, Con. 5, and Lots 23 –24, Con. 7, in Monmouth Township.  Two of the claims are contiguous, with the third immediately to the northeast, and are located approximately 5 km southwest of the Empire B Prospect.  The center of the claim group is at approximately 717664m E, 4979729m N (UTM 17, NAD 83).

Claim numbers:	4200832	4201512	4201513

-

The Saranac Prospect consists of 14 claim units, covering approximately 691 acres in Lot 22, Con. 9, and Lots 23 – 25, Con. 9 & 10, in Monmouth Township.  The claim units are adjacent, and located between the Empire B and Amalgamated Rare Earth #2 Properties.  The center of the claim group is approximately 717624m E, 4983318m N  (Zone 17, NAD 83).

Claim numbers:	4200835	4206607

-

The McLean-Hogan Prospect consists of 14 claim units, covering approximately 691 acres in Lots 8 – 14, Con. 19, in Cardiff Township.  The claim units are adjacent, and connect immediately to the north of the Halo Prospect.

Claim numbers:	3006532	3006534

-

The Canada Radium Prospect consists of 9 claim units, covering approximately 840 acres in Lot 10, Con. 12, and Lots 8 – 11, Con 13, in Cardiff Township.  The claims are contiguous, and are to the immediate southeast of the Halo Prospect.

Claim numbers:	3006536	3006537

-

Under this Agreement are 17 claim units, covering approximately 296 acres on the Canadian All Metals Prospect, in Lots 7 – 10, Con. 10, adjacent and immediately to the north of the claim group described above.

Claim numbers:	4200833	4200834

Accessibility, Climate, Local Resources, Infrastructure and Physiography

All of the Bancroft region properties are accessible by vehicle, and some of the mineral occurrences within the properties are accessible by ATV or by foot. The region is characterized by several small lakes and rivers, and is relatively flat throughout, with elevations ranging from approximately 300 – 450 feet.  A railway that runs across Ontario intersects the center of the Canadian All Metals property.

The Climate is relatively temperate, with 4 distinct seasons, typical of the Southern Shield, and is moderated by the proximity to the Great Lakes.

The Bancroft region is located approximately 210 km from Ottawa and 230 km from Toronto.  Bancroft has a population of approximately 5,000 people, and that of the wider community of North Hastings County is approximately 12,000.  Settlement in the region was based on the logging industry, with cyclical booms in the local mining industry as well.  Currently the area is tourism-focused, and is also a cottage destination.  The region is easily accessible by major highways and has good transport connections to major centers.  The labour force in the region is primarily found in tourism, manufacturing, and lumber-related industries.

History

The Bancroft region has an extensive mining history, including gold and industrial metals, in addition to uranium.  Historically, there have been four uranium-producing mines in the Bancroft region, the Faraday/Madawaska, Bicroft, Canadian Dyno, and Greyhawk Mines, which were in operation for various periods between 1956 – 1982.  On the claims themselves, there was significant exploration during this time frame, including several trenching and drilling programs, geophysical and geochemical surveys.  Additionally, shafts and some lateral work were completed on the Halo, Amalgamated Rare Earth #2, and Canada Radium properties.  The largest operating mine in the region, the Faraday/Madawaska Mine, was the last to shut down in 1982.  There has been no significant exploration in the area since that time.

Geological Setting

The Bancroft area occurs within the Grenville Province of the Canadian Shield.  Two main groups of rocks are present: highly metamorphosed metasediments, mainly marble, paragneiss, and amphibolite; and plutonic rocks, mainly granite, syenite, and gabbro, together with their gneissic hybrid equivalents.  Mafic plutonic rocks such as gabbro are the oldest, which were later metamorphosed and altered.  Various groups of felsic plutonic rock were later emplaced.  Dykes of felsic pegmatite are the youngest rocks in the area, and are complex, showing a wide range in composition, texture, mineralogy, grade, structural setting and lithology.

Mineralization

Most of the uranium mineralization in the Bancroft region is associated with pegmatite, and the deposits are generally small and irregular.  Drilling and sampling on the claim areas has found samples ranging from 0.05% to 0.75% (1 – 15 lb/ton) U308.  During the region’s exploration history, over 125 occurrences of uranium were discovered, and the ore produced at the four mines, a total of 14,862,653 lbs ranged from 1.23 1.89 lb/ton.

Exploration and Development

The Company continues to review data on the claim areas and is currently planning an exploration program, which will commence in May, 2005, and will include trenching, sampling, and geophysical surveys.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

This discussion should be read in conjunction with the audited financial statements of the Company and related notes thereto included herein.

Twelve Months Ended January 31, 2005 Compared to Twelve Months Ended January 31, 2004

Overview

El Nino is an exploration stage company engaged in the acquisitions, exploration and development of mineral properties of merit in Canada and the United States with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Results of Operation

The year period ended January 31, 2005 resulted in a net loss of $152,881, which compares with a loss of $127,030 for the same period in 2004.  General and administrative expenses for the quarter ended January 31, 2005 were $89,400 a decrease of $35,091 over the same period in 2004.  During the prior year, the Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after 1 January 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.  No stock options were granted during the year however in the prior year $38,516 was reported.  This amount was included in Consulting fees of $53,939 for the previous year.  All other general and administrative costs were relatively the same when compared to the previous year.

During the year ended January 31, 2005, the Company entered into an agreement to acquire one mineral property in Ontario, Canada.  A cash option payment of $10,000 has been paid.  Subsequent to year end, the Company entered into agreements to acquire several additional mineral properties in Ontario and incurred $48,938 in staking costs.  Subsequent to year end, the Company terminated the Sassy gold Property in Alaska for no further obligation under the agreement.

No shareholder relations and promotional activities were undertaken by the Company.

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

B.

Liquidity and Capital Resources

Twelve Months Ended January 31, 2005 Compared to Twelve Months Ended January 31, 2004

Capital Resources and Liquidity

At January 31, 2005, the Company’s working capital, defined as current assets less current liabilities, was $71,230 compared with working capital of $12,947 at January 31, 2004.  During the year, 1,085,000 shares were issued for gross proceeds of $211,050.  Subsequent to year end, the Company issued 250,000 shares at a price of $0.40 per share for gross proceeds of $100,000.  Additional financing will be needed to continue operations.

Twelve Months Ended January 31, 2004 Compared to Twelve Months Ended January 31, 2003

Capital Resources and Liquidity

Working capital at January 31, 2004 was $12,947 compared to working capital deficit of ($23,702) at January 31, 2003.

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

A.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

B.

Tabular Disclosure of Contractual Obligations

Contractual Obligations(1)		Payments Due By Period
	Total	Less than 1 yr	1-3 yrs	3-5 yrs	More than 5 yrs
Office Lease (2)	4,000	4,000	-	-	-
Total	$4,000	$4,000	$ -	$ -	$ -

1)

No mineral property payments or exploration expenditures are included in the above table as they are considered option payments solely exercisable at the option of the Company.

1)

In addition to the above rent, the company is also responsible for its estimate proportionate share of property taxes and operating costs.

A.

Safe Harbour

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors, Senior Management and Employees

The names and municipalities of residence of the directors and officers of the Company, positions held by them with the Company.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years(1)	Director of the Company Since	Shares Beneficially Owned or Controlled At May 3/05(2)
Harry Barr Vancouver, BC Canada President, CEO & Director	President, CEO and Director of the Company (2003-present); President, CEO, & Director of CanAlaska Ventures Ltd. (1985–present); President, CEO, & Director of Pacific North West Capital Corp. (1996–present); and Chairman and Director of Freegold Ventures Limited. (1999–present).	1999	1,698,799(4)
Bernard Barlin(3) Hampshire, UK Director	Director of CanAlaska Ventures Ltd. (1989– present); Director of Freegold Ventures Limited (1989-present); and Director of Pacific North West Capital Corp. (2000–present).	2004	Nil
Michael Philpot(3) Surrey, BC Canada Director	Director of First Quantum Minerals Ltd. (1997-2001); and Officer of First Quantum Minerals Ltd. (2001-present).	2004	75,000
Spiros Cacos(3)(5) Vancouver, BC Canada Director	Consultant of Pacific North West Capital Corp.; CanAlaska Ventures Ltd.; and Freegold Ventures Limited (2001-present).	2005	20,000
Gordon Steblin Richmond, BC Canada Officer	Chief Financial Officer of El Nino Ventures Inc. from (2002–present); Director of El Nino Ventures Inc. from (2003–2004); Chief Financial Officer of Freegold Ventures Limited from (2002-present); Director of Freegold Ventures Limited from (2003-2004); Chief Financial Officer of CanAlaska Ventures Ltd., from 2002-present; Chief Financial Officer of Pacific North West Capital Corp. from 2002-Present; and Director of Pacific North West Capital from (2003-present)	2002	71,000
Taryn Downing North Vancouver, BC Canada Officer	Corporate Secretary of El Nino Ventures Inc. (1998–present), Director of El Nino Ventures Inc. (2000–2004). Corporate Secretary of CanAlaska (1995-present); Director of CanAlaska (2002-2004); Corporate Secretary of Pacific North West Capital Corp. (1998–present); Director of Pacific North West Capital (2003-present); Corporate Secretary of Freegold Ventures Limited (1995-present) and Director of Freegold Ventures Limited (2003-2004).	1998	65,000

(1)

The information as to principal occupation has been furnished by the respective individual.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually.

(3)

Denotes member of the audit committee.

(4)

Of the 1,698,799 shares owned by Harry Barr, 434,261 shares are owned directly; 711,550 shares are owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr; 267,988 shares are owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr; 70,000 shares are owned by 607767 BC Ltd.; and 215,000 shares are owned by Evolution Gold Resources Inc. a corporation wholly owned by Mr. Barr.

(5)

Mr. Cacos was appointed May 2, 2005.

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

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation(1) ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Harry Barr(2) James Watt(4) Gordon Steblin(5)	2005 2004 2003 2003 2005 2004 2003	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	24,000 24,000 30,000 5,000 2,200 2,950 1,150	Nil 159,000(3) Nil Nil Nil 40,000 Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil

Notes

(1)

Fees paid through a service Company.

(2)

Harry Barr appointed President and CEO on June 17, 2003.

(3)

Of the 159,000 incentive stock options beneficially owned by Mr. Harry Barr, 79,500 stock options are held directly; and 79,500 stock options are held by Canadian Gravity Recovery Inc. a corporation wholly owned by Mr. Barr.

(4)

James Watt resigned as President and CEO on June 17, 2003.

(5)

Gordon Steblin was appointed CFO October 1, 2002.

Compensation to Named Executive Officers (NEOs)

See above summary compensation table.

Options/SARs Granted to NEOs During the Most Recently Completed Financial Year

During the year ended January 31, 2005 there were no incentive stock options granted to the NEOs.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year end Option/SARs Values

The table below sets out, on an aggregate basis, the number of shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended January 31, 2005 and the number and value of unexercised options as at January 31, 2005.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(2) Exercisable/Unexercisable
Canadian Gravity Recovery Inc.(3)	Nil	Nil	79,500/0	$23,055/0
Harry Barr, CEO	Nil	Nil	79,500/0	$23,055/0
Gordon Steblin, CFO	Nil	Nil	40,000/0	$11,600/0

(1)

Aggregate Value Realized is the difference between the market price of the Corporation’s shares on the date of exercise and the option exercise price, multiplied by the number of shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the shares of the Corporation on the TSX Venture Exchange on January 31, 2005 of $0.44 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

(3)

A corporation wholly-owned by Harry Barr, CEO.

Option and SARs cancelled/expired to NEOs during the most recently completed financial year.

During the year ended January 31, 2005 there were no options to NEOs that were cancelled or expired. Subsequent to year end, there were 100,000 stock options to NEOs that expired.

Option and SAR Repricings

During the financial year ended January 31, 2005 no options to NEOs were repriced.

Long Term Incentive Plans (LTIPs) – Awards in Most Recently Completed Financial Year

The Company currently has no LTIP, which would provide compensation intended to motivate performance over a period greater than one financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between the Company and the NEOs.  Refer to “Compensation to Directors” below for information on other compensation paid to the NEOs during the financial year ended January 31, 2005.

There is no compensatory plan or arrangement with respect to the NEOs resulting from the resignation, retirement or any other termination of employment of the officers’ employment or from a change of the NEOs  responsibilities following a change in control.

Compensation to Directors

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase shares of the Company.

During the year ended January 31, 2005, Harry Barr received $24,000 for management services and Gordon Steblin received $2,200 for accounting services.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending January 31, 2005.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

Interest of Management and Insiders in Material Transactions

None of the directors or executive officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

Office Space

The Company has an office space lease agreement with a private company controlled by an officer and Director.  The lease is for a period of five years commencing July 1, 2000 and expiring on June 30, 2005, with an annual basic rent of $10,296.  In addition to basic rent, the Company is also responsible for its proportionate share of property taxes and operating costs.

Management Contracts

No management functions of the Company or any subsidiary are to any substantial degree performed by a person other than the directors or executive officers of the Company or subsidiary, except as disclosed herein.

Audit Committee and Relationship with Auditors

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth in the following.

The Company’s Audit Committee is governed by an Audit Committee Charter, the text of which is addressed in Item 16A.

The Company’s Audit Committee is comprised of three Directors: Michael Philpot, Bernard Barlin and Spiros Cacos.  As defined in MI 52-110, all are “independent”.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided.  Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirement of MI 52-110, in whole or in part.

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Company’s Board of Directors on a case by case basis.

In the following table, “audit fees” are fees billed by the Company’s external auditors for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
January 31, 2005	$6,300	Nil	$700	Nil
January 31, 2004	$4,200	Nil	$200	Nil

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

C.

Board Practices

The Board is currently composed of four directors.

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

Audit Committee

The Audit Committee is comprised of Michael Philpot, Bernard Barlin, and Spiros Cacos.  Mr. Philpot, Mr. Barlin and Mr. Cacos are “unrelated” Directors.  The Exchange Guidelines recommend that an audit committee be comprised only of outside directors.  The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

D.

Employees

During the fiscal year ended January 31, 2005, the Company had no employees.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6A above and includes details of all options and warrants to purchase shares of the Company held by such persons:

Name	# of common shares held at May 3, 2005	# of Options and/or Warrants held at May 3, 2005	Date of Grant	Exercise Price	Expiry Date
Harry Barr	1,698,799	100,000 (option) 159,000 (option) (1) 1,025,000 (warrant) (2) 90,000 (warrant) (3) 125,000 (warrant) (4)	Mar 17/00 Sept 10/03 Oct 10/03 Jan 5/05 Mar 16/05	$0.55 $0.15 $0.13 $0.30 $0.50	Mar 17/05 Sept 10/08 Oct 10/05 Jan 5/06 Mar 16/06
Bernard Barlin	Nil	Nil	Nil	Nil	Nil
Michael Philpot	75,000	37,500 (warrant) (5)	Jan 5/05	$0.30	Jan 5/06
Taryn Downing	65,000	10,000 (option) 40,000 (option) 50,000 (warrant) 12,500 (warrant)	Mar 17/00 Sept 10/03 Oct 10/03 Jan 5/05	$0.55 $0.15 $0.13 $0.30	Mar 17/05 Sept 10/08 Oct 10/05 Jan 5/06
Gordon Steblin	71,000	40,000 (option) 50,000 (warrant) 12,500 (warrant)	Sept 10/03 Oct 10/03 Jan 5/05	$0.15 $0.13 $0.30	Sept 10/08 Oct 10/05 Jan 5/06
Spiros Cacos	20,000	10,000 (warrant) 5,000 (warrant)	Oct 10/03 Jan 5/05	$0.13 $0.30	Oct 10/05 Jan 5/06

(1)

Of the 159,000 stock options beneficially owned by Harry Barr, 79,500 are owned directly and 79,500 are owned indirectly.

(2)

Of the 1,240,000 warrants beneficially owned by Harry Barr, 200,000 are owned directly and 825,000 are owned indirectly.

(3)

Of the 90,000 warrants beneficially owned by Harry Barr, 75,000 are owned directly and 15,000 are owned indirectly.

(4)

Of the 125,000 warrants beneficially owned by Harry Barr, 125,000 are owned indirectly.

(5)

Of the 37,500 warrants beneficially owned by Michael Philpot, 37,500 are owned indirectly.

Performance Shares and Escrowed Shares

62,500 common shares of the Company held in escrow by Computershare Trust Company of Canada (the “Escrow Shares”) were cancelled November 27, 2000.  At the Company’s annual meeting held on May 19, 1999 shareholders of the Company approved the issuance of 375,000 additional post consolidated escrow shares, which shares will be issued on receipt of the acceptance of the TSX Venture Exchange.  The escrow restrictions provide that the Escrow Shares may not be traded, dealt with or released in any manner whatsoever, nor may the Company, its transfer agent or escrow holder make any transfers or record any trading of the Escrow Shares without the consent of the Exchange.  There are currently no shares held in escrow.

Approval of Performance Shares

Subject to regulatory approval and policies of the regulators and exchanges at the time, the Company requests the approval of the shareholders to permit the Company to issue up to 298,077 nominal value performance shares, which sum is equal to 5% of the Company’s current issued and outstanding shares as at the Record Date (being 5,961,546 shares), the issuance of which performance shares shall be, at the discretion of the Board, to such arm’s length parties as the Board considers desirable to attract to the Company for such purposes as particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 914,309 to 1,192,309 shares, representing 20% of the issued and outstanding shares of the Company.  Insiders beneficially own 1,929,799 shares of the Company which will be excluded for the purposes of the disinterested shareholder approval.  Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX Venture Exchange.  Both shareholder approval and TSX Venture Exchange approval are required before the amendment to the Plan may be implemented.

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 1,192,309 shares.

Amendment to Previously Granted Incentive Stock Options

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, any amendments to incentive stock options granted to Insiders of the Company, including but not limited to, any changes in the exercise price or expiry date of such incentive stock options.  Any such amendments will also require the prior approval of the TSX Venture Exchange before they may be implemented.

Number Outstanding 31 January 2004	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 January 2005	Exercise Price Per Share	Expiry Date

250,000	-	-	-	-	250,000	$0.55	March 17, 2005
354,000	-	-	-	-	354,000	$0.15	September 10, 2008

Subsequent to the year ended January 31, 2005, 10,000 stock options were exercised by Directors, Executive Officers, Non-Executive Insiders and Others and 250,000 stock options previously granted to Directors, executive Officers, Non-Executive Insiders and Others expired without exercise.

Stock Options

The following table sets out the options granted to Directors and Executive Officers during the Company’s most recently completed financial year.

Options/SARs Granted During The Fiscal Year Ended January 31, 2005

There were no Options/SARs granted to Directors and Executive Officers during the financial year ended January 31, 2005.

The following table sets out the financial value of options exercised during the Company’s most recently completed financial year by the Directors and Executive Officers.

Options/SARs Exercised During The Fiscal Year Ended January 31, 2005

There were no Options/SARs exercised by Directors and Executive Officers during the financial year ended January 31, 2005.

Options/SARs Cancelled/Expired During the Fiscal Year Ended January 31, 2005.

There were no Options/SARs cancelled/expired during the financial year ended January 31, 2005.

During the year ended January 31, 2005, there were no options granted, amended or expired to Directors, Officers, Consultants, and Employees pursuant to the Company’s Stock Option Plan.  As of January 31, 2005, there were 604,000 outstanding stock options issued under the Company’s Stock Option Plan.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons as at May 3, 2005.

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company(1) 25 Esplanade Box 1038, Station A Toronto, ON M5E 1W5	3,216,587(2)	53.96%
Harry Barr 2303 West 41st Avenue Vancouver, BC V6M 2A3	1,698,799(3)	28.5%

Notes

(1)

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

(2)

The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the registrar of shareholders maintained by the registrar and transfer agent for the Company’s shares.

(3)

Of the 1,698,799 shares owned by Harry Barr, 434,261 shares are owned directly; 711,550 shares are owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr; 267,988 shares are owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr; 70,000 shares are owned by 607767 BC Ltd.; and 215,000 shares are owned by Evolution Gold Resources Inc. a corporation wholly owned by Mr. Barr.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended January 31, 2005, or proposed material transactions between the Company or any of its subsidiaries, as previously disclosed and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members or any such individual’s family;

(a)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families;

(b)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c ) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors of major shareholders of the Company and enterprises that have a member of key management in common with the Company.

Halo Project

Subsequent to year end, the Company has entered into a mineral property option agreement with a company controlled by a family member of an officer and director of the Company to earn a 100% interest in certain properties known as the Halo Project, located in Bancroft, Ontario.

Office Space

The Company has an office space lease agreement with a private company controlled by an officer and Director.  The lease is for a period of five years commencing July 1, 2000 and expiring on June 30, 2005, with an annual basic rent of $10,296.  In addition to basic rent, the Company is also responsible for its proportionate share of property taxes and operating costs.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended January 31, 2005 which contains an Audit Report dated April 6, 2005.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The annual high and low market prices for the common shares of the Company on the TSX Venture Exchange for each of the last five full financial years are as follows:

January 31	High (Cdn $)	Low (Cdn $)	Volume
2005	$0.50	$0.145	844,061
2004	$0.42	$0.105	786,684
2003	$0.33	$0.11	374,134
2002	$0.28	$0.09	238,543
2001	$0.75	$0.22	287,271

The high and low market prices for the common shares of the Company on the TSX Venture Exchange for each of the two most recently completed financial years for each quarter are as follows:

Quarter	High (Cdn $)	Low (Cdn $)	Volume
2005
First Quarter	$0.40	$0.20	141,720
Second Quarter	$0.20	$0.145	29,533
Third Quarter	$0.26	$0.145	149,240
Fourth Quarter	$0.50	$0.21	523,568
2004
First Quarter	$0.22	$0.12	13,264
Second Quarter	$0.27	$0.12	174,431
Third Quarter	$0.245	$0.105	330,306
Fourth Quarter	$0.42	$0.18	268,683

The high and low market prices for the common shares of the Company on the TSX Venture Exchange for the six most recently completed months are as follows:

Month	High (Cdn $)	Low (Cdn $)	Volume
April 2005	$0.46	$0.35	85,342
March 2005	$0.62	$0.40	739,488
February 2005	$0.45	$0.35	308,624
January 2005	$0.50	$0.44	303,514
December 2004	$0.50	$0.27	100,973
November 2004	$0.345	$0.21	119,081

On January 31, 2005 the closing price of the Common Shares of the Company on the TSX Venture Exchange was $0.44 per share.

The following is the OTCBB trade history:

The annual high and low market prices for the common shares of the Company on the OTC Bulletin Board for each of the last five full financial years are as follows:

January 31	High (US $)	Low (US $)	Volume
2005	0.39	0.18	26,842

The high and low market prices for the common shares of the Company on the OTC Bulletin Board for each of the two most recently completed financial years for each quarter are as follows:

Quarter	High (US $)	Low (US $)	Volume

2005
First Quarter	0.00	0.00	0.00
Second Quarter	0.00	0.00	0.00
Third Quarter	0.00	0.00	0.00
Fourth Quarter	0.39	0.18	26,842

The high and low market prices for the common shares of the Company on the OTC Bulletin Board for the six most recently completed months are as follows:

Month	High (US $)	Low (US $)	Volume

April 2005	0.39	0.325	2,592
March 2005	0.39	0.39	0
February 2005	0.39	0.39	0
January 2005	0.39	0.39	2,592
December 2004	0.36	0.24	8,750
November 2004	0.30	0.18	15,500

On January 31, 2005 the closing price of the Common Shares of the Company on the OTC Bulletin Board was $0.39 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration and development.

Total number of Registered Holders	Number of Registered US Holders	Number of Common Shares Held in the US	Percentage of Common Shares

82	7	265,392	4.7%

A substantial number of Common Shares are held in depositaries, brokerage firms and financial institutions in “street names”.

The computation of the number and percentage of Common Shares held in the United States is based on the number of Common Shares held by record holders with United States addresses.  United States residents may beneficially own Common Shares held of record by non United States residents.

B.

Plan of Distribution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company’s common shares have traded on the TSX Venture Exchange since August, 1999 under the trading symbol “ELN” and on the NEX Board under the trading symbol “ELN.H” since October 14, 2003.  The Company was also listed on the OTCBB since July 25, 2002 under the trading symbol ELNOF.

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

C.

Material Contracts

During the year ended January 31, 2005 there were no material contracts entered into by the Company other than contracts entered into during the ordinary course of business.

D.

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.  See "Item 7. "Taxation".

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada).  The following summarizes the principal features of the Investment Canada Act (Canada).

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

E.

Taxation

Material United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Income Tax Consequences” below).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United Sates or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, or foreign corporations whose ownership of common shares of the Company is not effectively connected with conduct on a trade or a business in the United States, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders subject to the alternative minimum tax, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% (or 80%) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 10% (or 20%) of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Information Reporting and Backup Withholding

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital.

Currency Exchange Gains or Losses

U.S. Holders generally are required to calculate their taxable incomes in United States dollars. Accordingly, a U.S. Holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction). Similarly, a U.S. Holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange. Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transaction generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a “foreign personal holding company”. In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

The Code contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the fiscal  year ended April 30,1997 and the fiscal years ended from April 30,1998 through April 30,2002. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of classes of stock entitled to vote of such foreign corporation. (See more detailed discussion at “Controlled Foreign Corporation” below).

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company’s common shares. A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company’s common shares cease to be marketable, as specifically defined, or the Secretary of the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to the Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example, under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

If the Company is classified as a PFIC, U.S. Holders who do not make timely QEF Elections (as discussed above) will be subject to a number of special tax rules. For example, gains recognized on disposition of the Company stock or the receipt of an “excess distribution” from the Company is (i) treated as if it were ordinary income earned ratably on each day of the period the U.S. Holder owns shares of the Company at the highest marginal rate in effect during the period in which it was deemed included and (ii) subject to an interest charge as if the resulting tax had actually been due in such earlier year or years (An excess distribution is the amount of any distribution received by the U.S. Holder during the taxable year that exceeds 125% of the immediately preceding three year average of distributions received from the Company, subject to certain adjustments.) Proposed Regulations broadly define a disposition to include any transaction or event that constitutes an actual or deemed transfer of property for any purpose under the Code, including (but not limited to) a sale, exchange, gift, transfer at death, and the pledging of PFIC stock to secure a loan. If the tax described above is not imposed on transfer at death, the recipient of the PFIC stock receives a basis in the transferred stock equal to the lessor of the fair market value or the adjusted basis of the stock in the hands of the U.S. Holder immediately before death. Finally, the foregoing rules will continue to apply with respect to a U.S. Holder who held the stock of the Company while the Company met the definition of a PFIC even if the Company ceases to meet the definition of a PFIC.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares of the Company (“United States Shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

Material Canadian Federal Income Tax Consequences

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Company.

The following is a general discussion of certain possible Canadian federal income tax consequences, under current law, generally applicable to a non-resident of Canada (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described above as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any provincial, local or foreign tax consequences.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares. Under the 1995 Protocol amending the Canada-US Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Capital Gains

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s-length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.

A Holder who is resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately the disposition and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident of Canada.

A Holder who is subject to Canadian tax in respect of a capital gain on disposition of a common share must include one-half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect of taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

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

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of January 31, 2005, being the date of the Company’s most recently completed fiscal year end.  This evaluation was carried out under the supervision and the participation of the Company’s Chief Executive Officer, Harry Barr and the Company’s Chief Financial Officer, Gordon Steblin.  Based upon the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company’s period SEC filings.  There have been no changes in the Company’s internal controls or in other factors that significantly affected or could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company’s most recently completed financial year ended January 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant’s principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(a)

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(b)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(c)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the registrant’s assets that could have a material effect on the financial statements.

The Auditors did not test the effectiveness of nor rely on the internal controls of the Company for the fiscal years ended January 31, 2005, 2004 and 2003.

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL REPORT

Charter of the Audit Committee of the Board of Directors

1.

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of El Nino Ventures Inc. (“ELN”) is to provide an open avenue of communication between ELN’s management (“Management”), the independent Auditors (“Auditors”) and the Board and to assist the Board in its oversight of the following: integrity, adequacy and timeliness of ELN’s financial reporting and disclosure practices; process for identifying the principal financial risks of ELN and the control systems in place to monitor them; compliance with legal and regulatory requirements related to financial reporting; and independence and performance of ELN’s Auditors.

The Committee shall also perform any other activities consistent with the Charter, ELN’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee’s role is one of oversight.  It is not the responsibility of the Committee to determine that ELN’s financial statements are complete and accurate and in accordance with generally accepted accounting principles or to plan or conduct audits.  The financial statements are the responsibility of Management.  The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of ELN’s financial statements in accordance with generally accepted accounting principles.

2.

Authority

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Auditors as well as any officer of ELN, or ELN’s outside counsel, to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee shall have unrestricted access to ELN’s books and records and has the authority to retain, at ELN’s expense, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.  Subject to Board approval, the Committee has the authority to set and pay the compensation of the advisors employed by the Committee.  The Chairperson of the Committee (“Chairperson”) or other member of the Committee so designed by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

3.

Composition of Meetings

a)

The Committee and its membership shall meet all applicable legal, regulatory and listing requirements.

b)

Members of the Committee and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion.  The Committee will be elected annually at the first Board meeting following the annual general meeting.

c)

The Committee shall be comprised of three or more directors, one of whom shall serve as Chairperson.

d)

Each member of the Committee shall be independent, non-executive director, free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from management, ELN, or the Auditors.

e)

All members of the Committee shall be, or promptly after appointment, shall become financially literate as determined by the Board.  Preferably at least one member of the Committee shall have accounting or related financial management expertise as determined by the Board.

f)

The Committee shall meet, at the discretion of the Chairperson or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirement, and a majority of the members of the Committee shall constitute a quorum.

g)

If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all powers and responsibilities so long as quorum remains in office.

h)

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.  In the case of a tie the Chairperson shall have a second or tie-breaking vote.

i)

The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities.

j)

The Committee may invite such other persons to its meetings as it deems appropriate.

k)

The Auditors will have direct access to the Committee on their own initiative.

4.

Responsibilities

A.

With respect to the Interim and Annual Financial Statements, the MD&A, and the Annual Information Form

a)

The Committee shall review ELN’s interim financial statements for approval of same prior to their being filed with the appropriate regulatory authorities.  The Committee shall review ELN’s annual audited financial statements and report thereon to prior to their being filed with the appropriate regulatory authorities.  With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgements of Management with Management and the Auditors and when the Committee deems it appropriate to do so.

b)

The Committee shall review Management’s Discussion and Analysis relating to annual and interim financial statements, the Annual Information Form and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

c)

The Committee shall review Management’s earnings releases relating to annual and interim financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

d)

The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management’s response and subsequent follow-up to any identified weaknesses.

e)

The Committee shall review the evaluation of internal controls by the Auditors, together with Management’s response.

f)

The Committee shall meet no less frequently than annually separately with the Auditors and the Chief Financial Officer to review ELN’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate.

B.

With Respect to the Auditors

The Auditors are ultimately accountable to the Board of Directors.  The Board has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Auditors (or nominate the Auditors to be proposed for shareholder approval in any proxy statement).

a)

The Committee shall review the performance of the Auditors.

b)

The Committee shall annually recommend to the Board the appointment of the Auditor, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant.  The Board will set the compensation for the Auditors.

c)

The Committee shall be responsible for ensuring that the Auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the Auditors and ELN.  The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence.

d)

ELN considers the core services provided by the Auditors to include the annual audit, tax planning and tax compliance.  The Committee shall review any engagements for non-audit services beyond the core services proposed to be provided by the Auditors or any of their affiliates, together with estimated fees, and consider the impact on the independence of the Auditors.

e)

The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

Other Committee Responsibilities

The Committee shall perform any other activities consistent with the Charter and governing law, as the  Committee or the Board deems necessary or appropriate including:

a)

Establishing and reviewing ELN’s procedures for the receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters.

b)

Establishing and reviewing ELN’s procedures for confidential, anonymous submissions by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

c)

Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities.

d)

Making inquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk.

Composition of the Audit Committee

The following are members of the audit committee:

Michael Philpot, Bernard Barlin and Spiros Cacos.

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

“Harry Barr”

Harry Barr

Chief Executive Officer

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

May 24, 2005

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm for various services in Canadian Dollars.

Services	Year ended January 31, 2005	Year ended January 31, 2004

Audit Services	$6,300	$4,200
Audit – and review – related services	-	-
Tax services	$ 700	$ 200
All other services	-	-
	$ 7,000	$4,400

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors.  The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amount for each itemized service.  During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

As 2005 was the first year of the audit committee pre-approval process, only the audit and tax services rendered in the year ended January 31, 2005 were pre-approved by the audit committee.

Staley, Okada & Partners was appointed as the auditors of the Company effective March 31, 2005, following the voluntary resignation of Smythe Ratcliffe, Chartered Accountants.  The Company’s determination to change auditors was not a result of any “Reportable Event” as such term is defined in National Instrument 51-102 (“NI 51-102”).

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 9 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

1.

The following exhibits have been previously filed.

EXHIBIT 1

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

Special Resolution dated July 31, 1995 and filed with the Registrar of Companies October 2, 1995.

Certificate of Name Change dated February 16, 1989 from Triple A Gold Mines Ltd. to Westwego Resources Ltd.

Special Resolution dated January 20, 1989 and filed with the Registrar of Companies February 2, 1989.

Certificate of Incorporation of Triple A Gold Mines Ltd. dated February 19, 1988.

Articles of Incorporation

2.

Financial Statements

i)

Cover page to financial statements for the period ending January 31, 2005.

ii)

Independent Auditors’ Report to the Shareholders dated April 6, 2005.

iii)

Balance Sheet

iv)

Statement of Operations for the year ended January 31, 2005.

v)

Statement of Stockholders’ Equity (Deficiency) for the year ended January 31, 2005.

vi)

Statement of Cash Flows for the year ended January 31, 2005.

vii)

Schedule of Exploration Expenditures for the year ended January 31, 2005

viii)

Notes to the Financial Statements for the period January 31, 2005.

EXHIBIT 2

EL NINO VENTURES INC.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

JANUARY 31, 2005

(Canadian Dollars)

Staley, Okada & Partners

CHARTERED ACCOUNTANTS

AUDITORS’ REPORT

To the Stockholders of El Nino Ventures Inc.:

We have audited the accompanying balance sheet of El Nino Ventures Inc. (An Exploration Stage Company) (the “Company”) as at January 31, 2005 and the related statements of operations, stockholders’ equity, and cash flows for the year ended January 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2005, and the results of its operations and its cash flows for the year ended January 31, 2005, in accordance with Canadian generally accepted accounting principles.

The financial statements as at January 31, 2004 and for the years ended January 31, 2004 and 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 25, 2004.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
April 6, 2005	CHARTERED ACCOUNTANTS

Comments By Auditors For U.S. Readers On Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable.  As discussed in Note 1, the Company’s continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company’s ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations.  Our report to the shareholders dated April 6, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors’ report when the situation is adequately disclosed in the financial statements.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
April 6, 2005	CHARTERED ACCOUNTANTS

Staley Okada & Partners is a member of MSI, a network of Independent professional firms A member of the Institute of Chartered Accountants of British Columbia A partnership of Incorporated professionals; L.M. Okada, Ltd., C.N. Chandler, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., L.W.D. Vickars, Ltd., G.S Traher, Inc., D. Larocque, Ltd.

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 1
Balance Sheets
As at January 31
Canadian Funds

ASSETS	2005	2004
Current
Cash	$113,448	$31,818
GST receivable	6,855	802
	120,303	32,620
Equipment, net (Note 4)	266	380
	$120,569	$33,000

LIABILITIES
Current
Accounts payable (Note 7d)	$49,073	$19,673

Continued Operations (Note 1)

Commitments (Note 10)

STOCKHOLDERS’ EQUITY
Share Capital – Statement 3 (Note 6)
100,000,000 authorized shares without par value
5,656,546 (2004 – 4,571,546) shares issued and outstanding	3,227,159	3,016,109
Deficit Accumulated During the Exploration Stage – Statement 3	(3,155,663)	(3,002,782)
	71,496	13,327
	$120,569	$33,000

ON BEHALF OF THE BOARD:

          “Harry Barr”                                   , Director

          “Bernard Barlin”                            , Director

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 2
Statements of Operations
For the Years Ended January 31
Canadian Funds

	2005	2004	2003
Expenses
Amortization	$114	$163	$233
Consulting	7,787	53,939	13,525
Exploration expenditures (Schedule)	63,481	2,539	4,831
Interest and bank charges, net	264	164	(445)
Management fees	24,000	24,000	20,000
Office and miscellaneous	16,168	16,989	19,672
Professional fees	11,158	10,697	8,954
Stock exchange and transfer agent fees	22,153	17,042	12,888
Telephone	118	540	948
Travel, promotion, investor relations and trade shows	7,638	957	5,939
Net Loss for the Year	$(152,881)	$(127,030)	$(86,545)

Loss Per Share	$(0.03)	$(0.04)	$(0.03)

Weighted Average Number of Shares Outstanding	4,665,436	3,535,930	3,071,546

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 3
Statement of Stockholders’ Equity (Deficiency)

Canadian Funds

	Common Shares Shares Amount		Share Subscriptions Received	Deficit	Total
Balance – January 31, 2002	3,071,546	$2,827,593	$-	$(2,789,207)	$38,386
Shares issued for cash, private placement	-	-	25,000	-	25,000
Net Loss – Statement 2	-	-	-	(86,545)	(86,545)
Balance – January 31, 2003	3,071,546	2,827,593	25,000	(2,875,752)	(23,159)

Shares issued for cash, private placement, net of issue costs	1,500,000	150,000	(5,000)	-	145,000
Shares issued for share subscriptions	-	-	(20,000)	-	(20,000)
Stock compensation expense	-	38,516	-	-	38,516
Net Loss – Statement 2	-	-	-	(127,030)	(127,030)
Balance – January 31, 2004	4,571,546	3,016,109	-	(3,002,782)	13,327

Shares issued for cash, private placement, net of issue costs	1,000,000	200,000	-	-	200,000
Shares issued for exercise of warrants	85,000	11,050	-	-	11,050
Net Loss – Statement 2	-	-	-	(152,881)	(152,881)
Balance – January 31, 2005	5,656,546	$3,227,159	$-	$(3,155,663)	$71,496

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 4
Statements of Cash Flows
For the Years Ended January 31
Canadian Funds

Cash Provided by (Used in)	2005	2004	2003
Operating Activities
Net loss	$(152,881)	$(127,030)	$(86,545)
Items not involving cash:
Stock compensation expense	-	38,516	-
Amortization	114	163	233
	(152,767)	(88,351)	(86,312)
Changes in non-cash working capital:
Accounts receivable	(6,053)	(151)	2,082
Accounts payable	29,400	(33,165)	19,741
	23,347	(33,316)	21,823
	(129,420)	(121,667)	(64,489)

Financing Activities
Issuance of shares for cash	211,050	145,000	-
Subscriptions received	-	(20,000)	25,000
	211,050	125,000	25,000

Net Increase (Decrease) in Cash	81,630	3,333	(39,489)
Cash – Beginning of year	31,818	28,485	67,974
Cash – End of Year	$113,448	$31,818	$28,485

Non-Cash Financing Activities
Stock compensation expense	$-	$38,516	$-

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Schedule
Schedule of Exploration Expenditures
For the Years Ended January 31
Canadian Funds

	2005	2004
Sassy Gold Project, Pogo Area, Alaska, U.S.A.
Engineering and consulting fees	$2,078	$430
Option payments – cash	1,397	1,536
Mineral property fees	750	226
Geological and field expenses	318	347
	4,543	2,539

Anderson Lake Property, Ontario, Canada
Option payments – cash	10,000	-

Halo Property, Bancroft, Ontario, Canada
Staking costs	23,412	-

Silver Crater Project, Bancroft, Ontario, Canada
Staking costs	13,751	-

Other Properties
Staking costs	11,775	-

Costs for the Year	$63,481	$2,539

- See Accompanying Notes -

#

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2005
Canadian Funds

1.

INCORPORATION AND CONTINUED OPERATIONS

El Nino Ventures Inc. (the “Company") was incorporated on February 19, 1988 in British Columbia, Canada.  The Company is in the business of exploring mineral properties and is considered to be an exploration stage company.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis.  This presumes funds will be available to finance ongoing development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.  Management intends to raise additional capital through share issuances to finance operations (Note 11).

The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies.  This raises substantial doubt about the Company's ability to continue as a going concern.  The Company’s continuance is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses. Management intends to raise additional capital through share issuances to finance operations. The outcome of these matters cannot be predicted.  These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.  The Company places its cash and cash investments with institutions of high credit worthiness.  At times, such investments may be in excess of federal insurance limits.

b)

Exploration Expenditures

The Company is in the exploration stage and expenses all exploration expenditures as they are incurred until it is determined that a property has economically recoverable ore reserves; further exploration expenditures will then be capitalized.

c)

Equipment

Equipment is recorded at cost.  The Company provides for amortization on office equipment using the 30% declining balance method, with half of this rate used in the year of acquisition.

d)

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2005
Canadian Funds

2.

SIGNIFICANT ACCOUNTING POLICIES - Continued

e)

Revenue Recognition

Revenue from the sale of minerals is recognized when title and the risks and rewards of ownership pass to the buyer.

Incidental revenues from mineral sales during the exploration phase are offset against mineral exploration expense.

f)

Stock-Based Compensation

As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning February 1, 2003.

The standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

g)

Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years.  Actual results could differ from those estimates.

h)

Asset Retirement Obligations – Change in Accounting Policy

Effective February 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

i)

Flow-Through Shares – Change in Accounting Policy

During the year, the Company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2005
Canadian Funds

2.

SIGNIFICANT ACCOUNTING POLICIES - Continued

i)

Flow-Through Shares - Continued

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

j)

Share Capital

i)

The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the options or warrants were exercised.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

3.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, GST receivable, and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

EQUIPMENT

2005	Cost	Accumulated Amortization	Net
Computers	$1,863	$1,597	$266

2004	Cost	Accumulated Amortization	Net
Computers	$1,863	$1,483	$380

5.

EXPLORATION EXPENDITURES

a)

Sassy Gold Property, Alaska

During the year ended January 31, 2001, the Company acquired 66 State of Alaska Mining Claims on the Sassy Gold property in Interior Alaska’s Tintina Gold Belt through an option agreement with Anglo Alaska Gold Corp. Subsequent to the year end, the Company terminated the option agreement.

The Company has no further obligations under the agreement.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2005
Canadian Funds

5.

EXPLORATION EXPENDITURES - Continued

b)

Anderson Lake Property, Ontario

By agreement dated December 19, 2004, the Company may earn a 100% interest in certain properties known as the Anderson Lake Property, Ontario, by making, at its option, the following:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid)	$ 10,000	-	$ -
Upon regulatory approval	(issued subsequent to year end)	-	25,000	-
On or before December 19, 2005		20,000	25,000	15,000
On or before December 19, 2006		20,000	25,000	30,000
On or before December 19, 2007		25,000	25,000	45,000
On or before December 19, 2008		50,000	25,000	60,000
		$125,000	125,000	$150,000

On or before December 19, 2009, and each subsequent anniversary, the Company is required to make payments of $20,000.  Each of these payments is to be treated as pre-production advance royalty payments, deductible from all future net smelter royalty (“NSR”) payments payable to the optionors.

Prior to earning its 100% interest the Company may joint venture the property upon payment of 50,000 shares or $20,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 2% of the total NSR for $1,000,000.

c)

Halo Project, Bancroft, Ontario

Subsequent to year end, by agreement dated March 9, 2005, the Company may earn a 100% interest in certain properties known as the Halo Project, Bancroft, Ontario, by making, at its option, the following:

	Payments	Shares	Exploration Expenditures
Upon execution of agreement	$ 2,500	-	$ -
Upon regulatory approval	-	20,000	-
On or before December 31, 2005	-	-	15,000
On or before March 9, 2006	5,000	20,000	-
On or before December 31, 2006	-	-	20,000
On or before March 9, 2007	5,000	20,000	-
On or before December 31, 2007	-	-	30,000
On or before December 31, 2008	-	-	40,000
	$12,500	60,000	$105,000

Prior to earning its 100% interest the Company may joint venture the property upon payment of 40,000 shares or $5,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 1% of the total NSR for $250,000.

The Company is required to reimburse the optionors for all related staking costs.

This agreement is subject to regulatory approval.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2005
Canadian Funds

5.

EXPLORATION EXPENDITURES - Continued

d)

Silver Crater Project, Bancroft, Ontario

Subsequent to year end, by agreement dated March 9, 2005, the Company may earn a 100% interest in certain properties known as the Silver Crater Project, Bancroft, Ontario by making, at its option, the following:

	Payments	Shares	Exploration Expenditures
Upon execution of agreement	$ 2,500	-	$ -
Upon regulatory approval	-	20,000	-
On or before December 31, 2005	-	-	15,000
On or before March 9, 2006	5,000	10,000	-
On or before December 31, 2006	-	-	20,000
On or before March 9, 2007	5,000	10,000	-
On or before December 31, 2007	-	-	30,000
On or before December 31, 2008	-	-	40,000
	$12,500	40,000	$105,000

Prior to earning its 100% interest the Company may joint venture the property upon payment of 40,000 shares or $15,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 1% of the total NSR for $250,000.

The Company is required to reimburse the optionors for all related staking costs.

This agreement is subject to regulatory approval.

6.

SHARE CAPITAL

a)

Authorized:

100,000,000 Common voting shares without par value (no additional paid-in capital).

b)

At January 31 the following stock options were outstanding:

Expiry Date	Exercise Price	2005 Shares	2004 Shares
March 17, 2005 *	$0.55	250,000	250,000
September 10, 2008	$0.15	354,000	354,000
		604,000	604,000

*

Expired subsequent to year end without exercise.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2005
Canadian Funds

6.

SHARE CAPITAL – Continued

c)

The Company has granted founders, directors and certain employees stock options.  Stock option activity is summarized as follows:

	Number of Shares	Exercise Price	*
Balance outstanding – January 31, 2003 and 2002	250,000	$0.55
Granted – Year ended January 31, 2004	354,000	$0.15
Balance outstanding – January 31, 2004 and 2005	604,000	$0.32

*

Weighted average exercise price

d)

Effective February 1, 2003, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 2f).  The new standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the year ended January 31, 2004, the Company granted options to purchase up to 354,000 shares.  This resulted in stock compensation expense of $38,516, which has been recorded in consulting fees.  The offsetting entry is to share capital.

The fair value of stock options used to calculated stock compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

January 31,2004
Average risk-free interest rate	3.82%
Expected dividend yield	NIL
Expected stock price volatility	106%
Average expected option life	5 years

Option pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

e)

At January 31, 2005, the following warrants were granted and outstanding:

Expiry Date	Number of Shares	Exercise Price
October 10, 2005	1,415,000	$0.13
January 5, 2006	500,000	$0.30
Balance outstanding – January 31, 2005	1,915,000

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2005
Canadian Funds

6.

SHARE CAPITAL – Continued

f)

During the previous year, the Company closed a 1,500,000 unit private placement at a price of $0.10 per unit, for gross proceeds of $150,000.  Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder thereof to purchase one additional common share of the Company until October 10, 2005 at a price of $0.13 per warrant share.

g)

During the year, the Company closed a 1,000,000 unit private placement at a price of $0.20 per unit, for gross proceeds of $200,000.  Each unit consists of one common share in the capital of the Company and one-half non-transferable share purchase warrant.  Each full warrant entitles the holder thereof to purchase one additional common share of the Company until January 5, 2006 at a price of $0.30 per warrant share.

7.

RELATED PARTY TRANSACTIONS

a)

During the year, the Company paid $24,000 (2004 - $24,000; 2003 - $30,000) for management fees by a company controlled by an officer and director.

b)

During the year, the Company paid $2,662 (2004 - $3,805; 2003 - $3,656) for consulting fees to a company controlled by an officer.

c)

During the year, the Company paid $2,200 (2004 - $2,950; 2003 - $1,150) for professional fees to a company controlled by an officer.

d)

Accounts payable includes $2,500 (2004 - $2,500) due to a former director.

e)

During the year, the Company paid rent of $15,868 (2004 - $15,868; 2003 - $15,868) to a company controlled by an officer and director.

f)

During the year, the Company issued 380,000 shares (2004 - 985,000) for total proceeds of $75,750 (2004 - $98,500) to directors, officers and companies controlled by a director of the Company.

8.

INCOME TAX LOSSES

The Company has incurred certain resource related expenditures of approximately $743,000, which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The Company has incurred non-capital losses for income tax purposes of approximately $576,000.  They may be carried forward and used to reduce taxable income of future years.  These losses will expire as follows:

2006	$94,000
2007	95,000
2008	86,000
2009	67,000
2010	81,000
2011	86,000
2015	67,000
$576,000

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2005
Canadian Funds

9.

SEGMENTED INFORMATION

Details on a geographic basis as at January 31, 2005 are as follows:

	USA	Canada	Total
Assets	$-	$120,569	$120,569
Exploration expenditures	$4,543	$58,938	$63,481
Loss for the year	$(4,543)	$(148,338)	$(152,881)

Details on a geographic basis as at January 31, 2004 are as follows:

	USA	Canada	Total
Assets	$-	$33,000	$33,000
Exploration expenditures	$2,539	$-	$2,539
Loss for the year	$(2,539)	$(124,491)	$(127,030)

Details on a geographic basis as at January 31, 2003 are as follows:

	USA	Canada	Total
Assets	$-	$29,679	$29,679
Exploration expenditures	$4,831	$-	$4,831
Loss for the year	$(4,831)	$(81,714)	$(86,545)

10.

COMMITMENTS

By agreement dated July 1, 2000 and amended November 8, 2000, the Company entered into a five year lease for premises with a company controlled by an officer and director.  Minimum basic rent commitments are approximately as follows:

2006	$4,000

In addition to basic rent, the Company is also responsible for its proportionate share of property taxes and operating costs.

11.

SUBSEQUENT EVENTS

a)

Subsequent to year end, the Company closed a 250,000 unit private placement at a price of $0.40 per unit consisting of one common share in the capital of the Company and one half non-transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share of the Company until March 16, 2006 at a price of $0.50 per warrant share. Companies controlled by an officer and director subscribed for all the units in this private placement.

b)

Subsequent to year end, 10,000 options and 20,000 warrants were exercised for total proceeds of $4,100.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2005
Canadian Funds

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP)

a)

Financial data

Financial data have been reported using Canadian GAAP, which do not differ materially from amounts determined under U.S. GAAP.

b)

Recent accounting pronouncements

In December 2002, FASB issued SFAS 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an amendment to SFAS 123".  SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock-based compensation.  Further, the statement requires disclosure of comparable information for all companies regardless of whether, when or how an entity adopts the preferable, fair value method of accounting.  These disclosures are now required for interim periods in addition to the traditional annual disclosure.  The amendment to SFAS 123, which provides for additional methods, is effective for periods beginning after December 15, 2002, although earlier application is permitted.  The amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

On April 30, 2003, FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”.  Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives.  Statement 149 is effective for contracts entered into or modified after June 30, 2003.  The Company believes the adoption of Statement 149 will not have any effect on its financial position, results of operations or cash flows.  In May 2003, FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.  SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances).  These requirements of SFAS No. 150 apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract.  SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities.  It is to be implemented by reporting the cumulative effect of a change in an accounting principal for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption.  The Company believes the adoption of Statement 150 will not have any effect on its financial position, results of operations or cash flows.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2005
Canadian Funds

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) – Continued

b)

Recent accounting pronouncements – Continued

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle.  SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

EXHIBIT 3

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

El Nino Ventures Inc.

The Company

“Harry Barr”

Harry Barr, President

“Gordon Steblin”

Gordon Steblin, Chief Financial Officer

Date:  May 24, 2005

EXHIBIT 4

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O. PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of El Nino Ventures Inc. for the year ending January 31, 2005, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

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

c)

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

Date:

May 24, 2005

EL NINO VENTURES INC.

Per:

“Harry Barr”

Harry Barr

Chief Executive Officer

EXHIBIT 5

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O. AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of El Nino Ventures Inc. for the year ending January 31, 2005, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

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

(c)

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

Date:

May 24, 2005

EL NINO VENTURES INC.

Per:

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

EXHIBIT 6

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of El Nino Ventures Inc. (the “Company”) on Form 20F for the period ended January 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Harry Barr, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and  15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Harry Barr

“Harry Barr”

Chief Executive Officer

EXHIBIT 7

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of El Nino Ventures Inc. (the “Company”) on Form 20F for the period ended January 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gordon Steblin, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and  15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Gordon Steblin

“Gordon Steblin”

Chief Financial Officer

#