Form 20-F/A
period 2005-01-31
EL NINO VENTURES INC
filed 2005-11-23
CIK 1136861

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1

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

INTRODUCTION

This Amendment No. 1 Form 20-F Annual Report is being filed in response to comments received from the United States Securities and Exchange Commission.  The changes in this Annual Report are indicated below and have been inserted in colored text and underlined for your ease of reference.

It has been requested that the Company’s Audited Financial Statements for the year ended January 31, 2005 be amended to include the Independent Auditor’s Report from the Company’s previous auditors.  The Company has included this in the Audited Financial Statements attached hereto under Item 17.

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

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

ii)

Independent Auditors’ Report to the Shareholders dated April 6, 2005.

iii)

Independent Auditors’ Report to the Shareholders dated April 25, 2004 from the Company’s previous auditors

iv)

Balance Sheet

v)

Statement of Operations for the year ended January 31, 2005.

vi)

Statement of Stockholders’ Equity (Deficiency) for the year ended January 31, 2005.

vii)

Statement of Cash Flows for the year ended January 31, 2005.

viii)

Schedule of Exploration Expenditures for the year ended January 31, 2005

ix)

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

SmytheRatcliffe.com

7th Floor, Marine Building

355 Burrard Street

Vancouver, B.C. V6C 2G8

SmytheRatcliffe

CHARTERED ACCOUNTANTS

facsimile: 604.688.4675

telephone: 604.687.1231

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF EL NINO VENTURES INC.

(An Exploration Stage Company)

We have audited the balance sheets of El Nino Ventures Inc. (an Exploration Stage Company) as at January 31, 2004 and the statements of operations, stockholders’ equity (deficiency) and cash flows for each of the years ended January 31, 2003 and 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2004 and the results of its operations and its cash flows for each of the two years ended January 31, 2003 and 2004 in accordance with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 12 to the financial statements.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada

April 25, 2004

COMMENTS BY AUDITORS FOR U.S. READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as described in note 1 to the financial statements.  Our report to the shareholders dated April 25, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada

April 25, 2004

A Member of PKF International

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