Form 20-F
period 2006-01-31
EL NINO VENTURES INC
filed 2006-06-05
CIK 1136861

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

MAY 29, 2006

_______

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X_____

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED:

JANUARY 31, 2006

OR

_______

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

_______

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT

FOR THE TRANSITION PERIOD FROM ______________ TO ________________

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

NONE

NOT APPLICABLE

\SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT.

COMMON SHARES WITHOUT PAR VALUE

(TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT

TO SECTION 15(D) OF THE ACT.

         NONE

(TITLE OF CLASS)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER’S CLASSES OF CAPITAL OR COMMON SHARES AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

      7,878,213

Indicate by check mark whether the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES

__________

NO

____X_____

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES

__________

NO

____X_____

Note – Checking the box above will not relieve any registrant required to filed reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES

____X_____

NO

__________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer

__________

Accelerated filer   __________

Non-accelerated filer

__________

Indicate by check mark which financial statement item the registrant has elected to follow:

ITEM 17

____X_____

ITEM 18

__________

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of this Exchange Act).

YES

__________

NO

____X_____

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Section 12, 13 or 15(d) of the Securities Exchange act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES

____X_____

NO

__________

GLOSSARY

The following are abbreviations and definitions of terms commonly used in the mining industry and this

Annual Report.

Adit	A horizontal passage or tunnel that leads from the surface into an underground working.
Anomaly	Any departure from the norm, which may indicate the presence of mineralization in the underlying bedrock.
Assay	A chemical test performed on a sample of ores or core to determine the amount of valuable metals contained.
Assessments	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
ATV	All Terrain Vehicle.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained materials.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
Claim	Area on which the holder usually has the right to carry out mineral exploration and apply to mine on the located area.
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene.
Dyke	A long mass of eruptive rock, a dyke (vein) may consist of mineral deposits located between other rocks.
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks.
Fault	Fracture in the earth’s crust, along which there has been displacement of the sides relative to one another parallel to the fracture.
Geophysics/ Geophysical Surveys

Study of the various physical properties of the earth and the composition and movement of its component layers of rock. Geophysics is applied to mining exploration to detect zones characterized by their physical properties such as magnetism, gravity or conductivity (electromagnetism).

Gneiss	Layered granite-like rock.
Grab Samples	A sample of rock taken more or less indiscriminately in any place.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
Grenville

The youngest portion of the Canadian Shield, consisting of rocks ranging from 1.76 billion to 1 billion years in age, extending from Philadelphia and New York City to Labrador.  It hosts gold, industrial minerals, building stone, iron, lead, zinc, and uranium.

Kimberlite	A blue-grey igneous rock which contains olivine, serpentine, calcite and silica.
Leach	To dissolve from a rock. For example, when acidic water passes through fractured rocks, soluble minerals leach, or dissolve, from the rocks.
Mafic	Igneous rocks with dark minerals.
Mesozoic Era	One of the grand divisions of geologic time, follows the Paleaozoic and succeeded by the Cenozoic.
Metamorphism	Changes over time in the composition and structure of rocks caused by pressure and temperature.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Mo	The chemical symbol for molybdenum.
NSR	Net Smelter Royalty.
Ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated.
Pegmatite	A coarse-grained igneous rock with exceptionally large crystals, formed from a magma that contains a high proportion of water.
Proterozoic	Period of time in earth’s history between 2.5 billion years ago and 544 million years ago.
Pyroxene	A common group of minerals characterized by short stout crystals and good prismatic cleavage in two directions.
Radiometry

The science of radiation measurement. The detection and measurement of radiant energy, either as separate wavelengths or integrated over a broad wavelength band, and the interaction of radiation with matter in such ways as absorption, reflectance and emission

Sample	A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.
Schist	A strongly foliated rock with concentrations of medium to coarse grained mica flakes along the folia, which represents advanced regional metamorphism.
Scintillometer	An instrument for measuring radioactivity, based on emission of light by certain crystals under impact of gamma rays.
Showing	An indication of mineralization, the extent and economic value of which are unknown.
Southern Shield

The Southern Province is the portion of the Canadian Shield which comprises a variety of Proterozoic rocks that either rest unconformably on, or intrude into, the older rocks of the surrounding Superior Province, and which are found around the Lake Superior Basin.  It hosts gold, silver, uranium, copper, industrial minerals, and kimberlite.

Sphalerite	A zinc sulphide.
Strike	The coarse or bearing of a bed or layer of rock.
Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
Th02	The chemical symbol for thorium.
U308	The chemical symbol for uranium.
Unconformity	A boundary separating two or more rocks of markedly different ages, marking a gap in the geologic record.
Uraninite	A mineral consisting of uranium oxide and trace amounts of radium and thorium and polonium and lead and helium; uraninite in massive form is called pitchblende which is the chief uranium ore.
Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

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

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  There are no material differences between Canadian GAAP and the accounting principles that are generally accepted in the United States (“U.S. GAAP”) as applied to the Company including disclosure items.  For a comparison of these differences, refer to Note 11 to the Financial Statements.

SELECTED FINANCIAL DATA

CANADIAN GAAP

(IN CANADIAN DOLLARS)

Selected Financial Data for the Year Ended January 31

	2006	2005	2004	2003	2002

Cash	279,567	113,448	31,818	28,485	67,974
Total Assets	284,220	120,569	33,000	29,679	71,483
Current Liability	16,838	49,073	19,673	52,838	33,097
Total Administrative Expenses	104,552	89,400	124,491	81,714	66,937
Exploration Expenses	153,362	63,481	2,539	4,831	382
Net Loss	240,864	152,881	127,030	86,545	67,319
Deficit	3,397,927	3,155,663	3,002,782	2,875,752	2,789,207
Weighted Avg # Shares	6,521,086	4,665,436	3,535,930	3,071,546	2,679,416
Basic Earnings (loss) per share	(0.04)	(0.03)	(0.04)	(0.03)	(0.03)

SELECTED FINANCIAL DATA

US GAAP

(IN CANADIAN DOLLARS)

Selected Financial Data for the Year Ended January 31

	2006	2005	2004	2003	2002

Cash	279,567	113,448	31,818	28,485	67,974
Total Assets	284,220	120,569	33,000	29,679	71,483
Current Liability	16,838	49,073	19,673	52,838	33,097
Total Administrative Expenses	104,552	89,400	124,491	81,714	66,937
Exploration Expenses	153,362	63,481	2,539	4,831	382
Net Loss	240,864	152,881	127,030	86,545	67,319
Deficit	3,397,927	3,155,663	3,002,782	2,875,752	2,789,207
Weighted Avg # Shares	6,521,086	4,665,436	3,535,930	3,071,546	2,679,416
Basic Earnings (loss) per share	(0.04)	(0.03)	(0.04)	(0.03)	(0.03)

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

(ii)

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company has no operations. Exploration properties in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, of metals and minerals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property, and possible environmental damage.  The Company does not have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities.  Payment of any liabilities as a result could have a materially adverse effect upon the Company’s financial condition.

(iii)

Lack of Cash Flow and Non-Availability of Additional Funds

The Company’s property has not commenced commercial production and the Company has no history of earnings or cash flow from its operations.  As a result there can be no assurance that the Company will be able to generate any of its properties profitably or that its activities will generate positive cash flow.  The only present source of funds available to the Company is through the sale of its Common Shares.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property.  While the Company may generate additional working capital through the operation, development, sale or possible joint venture of its property there is no assurance that any such funds will be available for operations.

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

(viii)

Competition and Agreements with Other Parties

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities than it.  Significant competition exists for the limited number of mineral acquisition opportunities available in the Company’s sphere of operations.  As a result of this competition, the Company’s ability to acquire additional attractive mining properties on terms it considers acceptable may be adversely affected.

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

(x)

Shares Reserved for Future Issuance; Potential Dilution

As of January 31, 2006, the Company had reserved, 319,000 common shares for issuance upon the exercise of incentive stock options and 208,333 common shares for the issuance upon the exercise of warrants.  Such common shares represent a potential equity dilution of approximately 7%, based upon the number of outstanding common shares at January 31, 2006, of 7,878,213.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional common shares and may grant additional stock options and/or issue additional warrants.  At January 31, 2006 the Company had unlimited authorized but unissued and unreserved common shares.  Issuance of additional shares would be subject to Exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue common shares other than for the purposes of raising funds for property acquisition and general working capital requirements which issuance would be subject to Exchange approval.

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

(ii)

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Registrant is a Canadian Company.  All of its directors and officers are residents of Canada except one who is a resident of the United Kingdom.  As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Registrant, and as such directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability or any of the Registrant, such directors or officers under the United States federal securities laws.  The Registrant has been advised by its Canadian counsel that there is substantial doubt as to whether Canadian courts would (i) enforce judgments of the United States courts of competent jurisdiction obtained against the Registrant, such directors, or officers predicated upon the civil liabilities provisions of such securities laws or (ii) impose liabilities in original actions against the Registrant or their respective directors and officers predicated solely upon such securities laws.  Accordingly, United States shareholders may be forced to bring actions against the Registrant and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Registrant or its directors and officers.  Subject to necessary registration under applicable provincial corporate statutes in the case of a corporate shareholder.  Canadian courts do not restrict the ability of non-resident persons to sue in their courts.

(iii)

Adequate Labour

The Company will depend upon recruiting and maintaining other qualified personnel to staff its operations.  The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company intends to operate.  There can be no assurance, however, that such personnel will always be available in the future.  In addition, it cannot be predicted whether the labor staffing at any of the Company’s projects will be unionized.  The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management.  The loss of services of any of its management could have a material adverse effect on the Company.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

El Nino Ventures Inc. ("El Nino," or the "Company") was incorporated under the laws of the Province of British Columbia by registration of its Memorandum and Articles pursuant to the Company Act under the name Triple A Gold Mines Ltd.  On February 16, 1989 the name was changed to Westwego Resources Ltd. and on October 2, 1995, the name of the Company was changed to Corum Resource Corp.  On May 19, 1999, the shares of the Company were consolidated on a 12 old share for 1 new share basis.  After consolidation the authorized number of shares was increased from 1,666,666 (post-consolidation) to 100,000,000 and the name was changed to El Nino Ventures Inc.  At January 31, 2006 the Company had unlimited authorized but unissued and unreserved Common Shares.

Its head office and registered and records office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3.  The Company’s auditors are Staley, Okada & Partners, Chartered Accountants, Vancouver, British Columbia and the Registrar and Transfer Agent is Computershare Investor Services, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

The Company’s agent in the host country is Incorp Services, Inc., 3155 East Patrick Lane, Suite 1, Las Vegas, NV, 89120-3481.

The Company was also listed on the OTCBB since July 25, 2002 under the trading symbol “ELNOF.”

The Company’s common shares trade on the Frankfurt Stock Exchange under the symbol “E7Q”.

The Company is a junior exploration Company focusing on a diversified mineral portfolio.  The Company is in the exploration stage and has not generated any revenues from operations.

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

A.

Organizational Structure

The Company is not part of a group.

B.

Property, Plants and Equipment

The Company’s mineral properties and claims are all located in Canada, near Bancroft, Ontario.  In December, 2005, the Company terminated its option on the Anderson Lake molybdenum property, located in Thunder Bay, Ontario.

1.

Bancroft Uranium Properties, Bancroft, Ontario

In March 2005, the Company entered into 2 option agreements on 8 separate properties, all located near Bancroft, Ontario.  The properties total 34 mineral claims and 247 claim units, covering a total area of approximately 9,765 acres (3,952 hectares).  Detailed claim descriptions are set out below in accordance with their corresponding agreements.  The italicized text further below is excerpted from a Report entitled “Summary Report on the Bancroft Option Properties: Faraday, Cardiff and Monmouth Townships, N.T.S. 31-D/16 and 31-E/1, Southern Ontario Mining Division, Ontario, Canada, National Instrument 43-101 (“NI 43-101”) Format, for El Nino Ventures Inc.”, by T.J. Beesley, P.Eng., prepared for the Company following Mr. Beesley’s examination of the properties in May, 2005.

A.

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

Claim numbers:	4201505	4201509	4201511
	4201508	4201510

-

The Canadian All Metals Prospect consists of 19 claim units covering approximately 940 acres in Lots 5 – 10, Con. 9, and Lot 6 – 9, Con. 8, in Monmouth Township.  The claims are contiguous, and the coordinates of the center of the claims are approximately 711661m E, 4980940m N (UTM 17, NAD 83).  This property lies approximately 40 km west of Bancroft.

Claim numbers:	3006538	4201541	4201596	4201647

All of these claims are in good standing until January 24, 2007.

B.

Halo Property, Bancroft, Ontario, Canada

Ownership

By an agreement dated 9 March 2005 and amended 14 April 2005, the Company may earn a 100% interest in the Property, which is owned by a third party, for the following consideration:

a)

Cash payments totaling $12,500 over 2 years;

b)

Issuance of 60,000 shares over 2 years;

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

Property Description and Location

The Halo Property consists of 7 separate properties, all found in the Monmouth and Cardiff Townships, located approximately 30 – 40 km west of the Town of Bancroft.

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

Claim numbers 3006529, 3006530, 3006531, and 3006535 are in good standing until March 3, 2007, and the remainder are in good standing until December 21, 2006.

-

The Empire B Prospect consists of 20 claim units, covering approximately 1,087 acres in Lots 33 – 35, Con. 10, 11, and 12, in Monmouth Township.  The claim units are contiguous, and are located immediately to the west of the Halo Prospect.  The center of the claim group is at approximately 721489m E, 4986960m N (UTM 17, NAD 83).

Claim numbers:	4201544	4201545	4201546

These claims are in good standing until December 22, 2006.

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

Claim number 4200832 is in good standing until March 3, 2007, and claim numbers 4201512 and 4210513 are in good standing until December 21, 2006.

-

The Saranac Prospect consists of 14 claim units, covering approximately 691 acres in Lot 22, Con. 9, and Lots 23 – 25, Con. 9 & 10, in Monmouth Township.  The claim units are adjacent, and located between the Empire B and Amalgamated Rare Earth #2 Properties.  The center of the claim group is approximately 717624m E, 4983318m N  (Zone 17, NAD 83).

Claim numbers:	4200835	4206607

These claims are in good standing until March 3, 2007.

-

The McLean-Hogan Prospect consists of 14 claim units, covering approximately 691 acres in Lots 8 – 14, Con. 19, in Cardiff Township.  The claim units are adjacent, and connect immediately to the north of the Halo Prospect.

Claim numbers:	3006532	3006534

These claims are in good standing until March 3, 2007.

-

The Canada Radium Prospect consists of 9 claim units, covering approximately 840 acres in Lot 10, Con. 12, and Lots 8 – 11, Con 13, in Cardiff Township.  The claims are contiguous, and are to the immediate southeast of the Halo Prospect.

Claim numbers:	3006536	3006537

These claims are in good standing until March 3, 2007.

-

Under this Agreement are 17 claim units, covering approximately 296 acres on the Canadian All Metals Prospect, in Lots 7 – 10, Con. 10, adjacent and immediately to the north of the claim group described above.

Claim numbers:	4200833	4200834

These claims are in good standing until March 3, 2007.

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

The Bancroft region is located approximately 210 km from Ottawa and 230 km from Toronto.  Bancroft has a population of approximately 5,000 people, and that of the wider community of North Hastings County is approximately 12,000.  Settlement in the region was based on the logging industry, with cyclical booms in the local mining industry as well.  Currently the area is tourism-focused, and is also a cottage destination.  The region is easily accessible by major highways and has good transport connections to major centers.  The labor force in the region is primarily found in tourism, manufacturing, and lumber-related industries.

The italicized text below is excerpted from a Report entitled “Summary Report on the Bancroft Option Properties: Faraday, Cardiff and Monmouth Townships, N.T.S. 31-D/16 and 31-E/1, Southern Ontario Mining Division, Ontario, Canada, NI 43-101 Format, for El Nino Ventures Inc.”, by T.J. Beesley, P.Eng., prepared for the Company following Mr. Beesley’s examination of the properties in May, 2005.

Access to the northern part of the Halo property (Lake Zone and Northwest Zone) is by all weather former mine road following on from the Wilberforce road.  The Pyroxenite North and South Zones are only accessible by bush traverse, 0.7 km east of the Northwest Zone. The southern part of the Halo Property (Bald Mountain, South, Betafite #1 and #2) is accessed via the Adanac Forest Access Road exiting north from Hwy 118.  The McLean-Hogan prospect is not accessible by road and can only be reached by bush traverse northeast from the Halo Northwest and Lake Zones to Cope Creek, a distance of approx. 2 km.  The northeast part of the Empire B Zone in Cardiff Twp. is accessed by a 0.5 km traverse southeast from the end of a bush road running east from the Halo Road about 0.5 km past the end of the Wilberforce road.  The main Empire B Prospect in Lot 35 Con 11 Monmouth is accessed by exiting north from Hwy.118 onto a secondary road 3.2 km east of the western junction with Hwy. 648 approx. 0.7 km to a sand and gravel pit and then 0.5 km east and north by foot.  The Canada Radium Mine is accessed by exiting south from Hwy 118 about 10 km east of the western junction with Hwy 648 on the Cheddar Road.  Exit the Cheddar Road left after 300 m and follow a lumber road for 200 m to the old mine site.  To access the Saranac prospect take Hwy 118 400 m west of the western intersection with Hwy 648 to the Hadlington Road.  Exit south and proceed 2.2 km.  The Main Showing East Pegmatite open cut is 200 m east of this point along a bush trail.  To access the Canada All Metals property proceed west along Hwy 118 to Tory Hill and take the junction south onto Hwy 503 and proceed 7 km towards Gooderham. On the west side of McCue Creek where it crosses the highway proceed north and east for 2 km along the old railway right of way to a cleared area.  From here access the radioactive showings in Lots 6 and 7, Con 9.  To access the Amalgamated Rare Earth #2 Shaft proceed south on the Hadlington Road (see Saranac) 4 km from Hwy 118 and cross the Irondale River.  On the south side of the river turn right on an old mine road and proceed 1.5 km to the shaft foundations.  Continue another 400 m downhill to reach the #2 Shaft adit and ore dump.  The Silver Crater-Baumhour-Campbell Occurrence is accessed by proceeding 4 km northeast from the town of Cardiff along the Monck Road to a private road exiting north.  The road is gated and locked.  Proceed 1.8 km north on this road on foot to a trail exiting north.  Follow this trail 600 m to the south end of a lake.  Traverse west 600 m from this point to the occurrence in overburden trenches in Lot 29 Con 15 Faraday Twp.

The topography is moderately rolling to steep and rough.  Open hardwood forest alternates with poplar-conifer.  The area is well drained by small lakes and streams.  Most of the claim groups have been partly or completely cut over at some point.  Beaver dams are numerous in all forest types.  Rock outcropping is sparse, less than one percent to nonexistent.

History of Camp

The history of radioactive mineral development in the Haliburton-Bancroft area is summarized by J. Satterly in Ontario Department of Mines Volume LXV, Part 6, 1956 pp 3-4 (1).  The first of three periods in the history was from 1929 to about 1936, when underground operations were conducted by the Ontario Radium Corporation Limited on the Richardson property at Wilberforce.  A 150-ton capacity mill was built but never operated successfully.  Canadian Radium Mines Limited sank a 400-foot two-compartment shaft in 1932 at Cheddar and opened up three levels.  A 100-ton mill completed on this property in 1940 was closed early in 1942 after an unsuccessful trial run.

The second period of activity from 1947 to 1951 saw the reopening of the Richardson property at Wilberforce by Fission Mines Limited, underground development by Cardiff Uranium Mines Limited, and initial development by Lead Ura Mines Limited (later the Rare Earth Mining Corporation of Canada) in Monmouth Township.

It was not until underground development was begun by Centre Lake Uranium Mines Limited in Cardiff Township in 1953 that the third and greatest period of exploration started.  A widespread staking rush followed in 1953 and 1954 and large parts of Cardiff, Faraday, Monmouth, Herschel, Monteagle, Anstruther, Burleigh, Harvey and Cavendish townships were staked.  Centre Lake Uranium Mines Limited and Croft Uranium Mines Limited were merged in 1955 to form Bicroft Uranium Mines Limited, which became the first uranium producer in December 1956.  Canadian Dyno Mines Limited sank a shaft to 997 feet in 1955-56 and made progress in building a mining plant and a 1,000-ton mill.  In Faraday Township Faraday Mines Limited explored its property by three adits in 1954 and in 1955-56 by two shafts, the main shaft to a depth of 863 feet, and lateral work on two levels.  Building of a mining plant and a 1,000-ton mill was well advanced by the end of 1956, and production commenced in April 1957.  In the same township Greyhawk Uranium Mines Limited in 1955-56 sank a shaft to 361 feet, established three levels, and carried out lateral work on the first level.  Cavendish Uranium and Mining Company Limited in 1955-56 sank an exploration shaft to 88 feet and carried out lateral work from the 70-foot level.  In 1955-56 Rare Earth Mining Corporation of Canada Limited sank a shaft to 630 feet, established five levels and carried out considerable lateral development on three levels and in an adit.  Blue Rock Cerium Mines Limited in the same period sank a shaft to 440 feet and carried out exploration on three levels.  These two adjoining properties were merged in 1956 to form Rare Earth Mining Company Limited.  In 1955-56 Halo Uranium Mines Limited carried out an intensive exploration program from two adits on its property in Cardiff Township.  In early 1957 plans were announced for the amalgamation of Rare Earth Mining Limited, Halo Uranium Mines Limited and Cavendish Uranium and Mining Company Limited, resulting in the formation of two new companies called Amalgamated Rare Earth Mines Limited and Consolidated Halo Uranium Mines Limited.

History of Eight Option Properties (2) (Gordon et al 1981)

Halo Prospect (Northwest and Lake Zones-Con XVIII Lots 4 and 5 Cardiff Twp.)

1953-54: Geological and Geiger surveys; stripping, trenching, limited diamond drilling by Stratmat Limited.

1955-56: Surface diamond drilling for 31,790 feet; a vertical, 3-compartment shaft 75 feet deep; underground development included 1,726 feet in No. 1 adit (Northwest Zone) and 863 feet in No. 2 adit (Lake Zone), and 9,822 feet of diamond drilling in 89 holes.  Work by Halo Uranium Mines Limited.

1968: Geological, scintillometer and electromagnetic surveys; trenching and diamond drilling by Amalgamated Rare Earth Mines Limited.

1973: Surface exploration by Imperial Oil Limited.

Uranium minerals, chiefly uraninite, occur in granite or syenite pegmatite characterized by abundant pyroxene and brecciation.  Country rock paragneiss strikes west to northwest and dips south.

An estimate of tonnage and grade of uranium contained at the Northwest and Lake Zones is given in a report on the Halo Property prepared by A.S. Bayne and Company in 1968 (3).  The estimate is the lowest of three prepared independently by three professional geologists: G.A. McCartney, June 25, 1956; D.C. McKechnie, June 29, 1957; and W.C. Ringsleben, August 14, 1957.  Calculation was made of 54,000 tons ‘available ore’ grading 0.108 % U3O8, above the No. 1 and 2 adits to the surface, 263,000 tons of ‘drill indicated ore’ grading 0.114% U3O8 from the No. 1 adit to 315 ft. below adit, and the No. 2 adit to 105 ft. below adit, and 155,000 tons of  ‘possible drill indicated ore’ grading 0.112% U3O8 from, at the No. 1 adit from 315 ft. to 515 ft. below adit and at the No. 2 adit from 105 ft. to 305 ft. below adit, for a total estimate of 472,000 tons grading 0.112 % U3O8.  The tonnage and grade was apparently calculated on geometric forms around 100 drill holes and is probably accurate. However, no record remains of the calculations and the ore categories don’t correspond to the CIM Standard of August 20, 2000.  Consequently the author would regard these figures as an accurate historic estimate of tonnage and grade..  Notes accompanying the estimates state that the total length of ’available ore’ partially developed on No. 1 Adit level and indicated by underground drilling is 357 feet, with widths of from 6 to 70 feet averaging 23 feet.  The corresponding length of ‘available ore’ in No. 2 Adit is 120 feet with widths from 7 to 13 feet averaging 9 feet.  The surface drilling below the adits to 600 feet below surface reportedly (3) indicated at least as good widths over the same lengths, with significantly higher grade.  The raise driven 106 feet from No.1 Adit to the surface (See Figures 3, 4 and 5) reportedly averaged 0.13 % U308.

Halo Occurrence (Pyroxenite, South and Bald Mountain Zones) (Con XVII and XVIII, Lot 6; Con XVI, Lot 5; Con XV, Lot 6, 7 Cardiff Twp.)

1953: Geological and scintillometer surveys, stripping, diamond drilling by Stratmat Limited.

1955: Sixteen trenches and 27 diamond drill holes for 5064 feet in the Pyroxenite Zone; stripping and sampling and 23 diamond drill holes for 9491 feet in the South Zone; 7 diamond drill holes for 1516 feet in the Bald Mountain Zone.  Work by Halo Uranium Mines Limited.

1968: Radiometric survey by Amalgamated Rare Earth Mines Limited.

1973: Surface exploration by Imperial Oil Limited.

At the Pyroxenite Zone uraninite occurs erratically adjacent to syenite or syenite pegmatite.  In the South Zone uranium mineralization occurs, in separate showings, as uranothorite in granite pegmatite, as uraninite in a syenite dikelet and as betafite in calcite veins.  The Bald Mountain Zone comprises paragneiss, pyroxene gneiss and marble.  Drilling in the Pyroxenite Zone cut sections from 1 to 3 feet wide grading 0.15 to 0.20% U3O8.  In the South Zone drill intersections averaged from 0.05 to 0.75% U3O8 over 1.5 to 5.4 feet.  In the Bald Mountain Zone the best drill intersection graded 0.25% U3O8 over 8.4 feet (2).

McLean-Hogan Occurrence (Con XIX, Lots 8-10 Cardiff Twp.)

1953: Eleven trenches by E.T. Hogan and some short drill holes by Cope Lake Mines Limited.

1954-55: Scintillometer and geological surveys, bulk sampling, 69 diamond drill holes totaling 3,585 feet by Anuwon Uranium Mines Limited.

1968: Scintillometer and geological surveys by Cope Lake Mines Limited.

1975: Two diamond drill holes for 332 feet by E.T. Hogan (for Canadian Nickel Company Limited.).

Scattered uranothorite occurs in a granite pegmatite which intrudes mica pyroxenite country rock.  Grab samples assayed from 0.019 to 0.54 % U3O8 (2).

Empire ‘A’ (Con XV and XVI, Lots A, 1, 2 Cardiff Twp)

1954-55: Scintillometer and geological surveys; 4 drill holes for 1,972 feet by Empire Oil and Minerals Inc.

1967-70: Airborne magnetic, electromagnetic and radiometric surveys.  5 drill holes for 2,138 feet by Canuc Mines Limited.

1971-1975: Prospecting for fluorite; 4 diamond drill holes for 2,523 feet by Landair Explorations Limited.

1976: Scintillometer and VLF-EM surveys by Powerex Resources Limited.

Uranithorite occurs in lenticular, discontinuous leucogranite or granite pegmatite intruding hornblende gneiss.  Drill core samples average 0.078% U3O8 over 1 foot (2).  Maximum values from the 4-hole 1955 diamond drill program varied from 0.021 % U3O8/2.0 feet to 0.048 % U3O8/5.0 feet, radiometric equivalent. (12)

Canada Radium Occurrence (Con XII, Lots 7-11, Con XIII Lots 7-9 Cardiff Township)

1932-36: A 400-foot shaft with levels at 125, 250 and 375 feet sunk on Lot 9, Con XII.  1,810 feet of lateral work.

1939-42: 200 tons of feldspar pegmatite milled and magnetically separated in a 110 tpd mill.

1954-55: Workings dewatered, magnetometer, scintillometer and geological surveys; 90 diamond drill holes totaling 43,184 feet.

1968-69: Three diamond drill holes for 869 feet by Cam Mines Limited.

1969-70: Geological and radiometric surveys; 7 diamond drill holes totaling 1,366 feet by Initiative Explorations Inc.

1974: Preliminary work to dewater shaft by Golden Giant Mines.

1975: Radon soil gas survey by Kerr Addison Mines Limited.

Mineralization  (uraninite and uranothorite) occurs within narrow, discontinuous mafic-rich lenses in leucogranite or leucogranite pegmatite dikes.  In 1955 five radioactive zones, the largest 400 feet long, were outlined by diamond drilling. Maximum assay from 1968 drilling of numerous narrow pegmatites was 0.116% U3O8/1.0 foot. (2)

Empire ‘B’  (Con XI, Lots 33-35; Con XII, Lot 35, Monmouth Twp.)

1954-55: Scintillometer and geological surveys; 26 diamond drill holes for 12,509 feet by Empire Oil and Minerals Inc.

1967: Airborne magnetic, electromagnetic, electromagnetic and radiometric surveys by L.T. Chandler.

1968-70: Eleven diamond drill holes for 6,922 feet by Canuc Mines Limited.

1971-75: Prospecting for fluorite; 6 diamond drill holes for 3,319 feet by Landair Explorations Limited.

1976-77: VLF-EM and radiometric surveys; at least 3,241 feet of diamond drilling in 6 holes by Powerex Resources Limited.

Uranium mineralization within thin lenticular, discontinous leucogranite or granite pegmatite, in uranothorite or uraninite, conformably intruding syenitic rock, granite gneiss, hornblende-biotite gneiss, amphibolite and marble.  Grades and widths from the 1954-55 drilling range from 0.05% U3O8/2.0 feet to 0.14% U3O8/4.0 feet with the best intersection recorded 0.5% U3O8/5.0 feet.  Average grade of the intersections reported is 0.077% U3O8. (24)

Saranac – East Occurrence (Con IX, Lots 23 and 24, Monmouth Twp.)

1954-56: Open cut 150 feet long and 32 diamond drill holes for 7,286 feet by Saranac Uranium Mines Limited.

1973: Geological survey and 4 diamond drill holes for 643 feet by Imperial Oil Limited.

1975: Scintillometer survey by Imperial Oil Limited.

1989: Sampling of Main Showing for Rare Earth Elements (REE) by H. Grant Harper.

Mineralization occurs as accessory uranothorite with fractures and rusty stain within a 7-foot thick sill of medium-grained pale-pink biotite-hornblende granite.

In drill logs from the 1954-56 Saranac diamond drilling narrow pegmatite intersections generally from 3-11 feet are typically described as ‘pegmatite composed chiefly of quartz and pink feldspar containing biotite, pyroxene and hornblende’.  No mention is made of radioactivity and samples were apparently not taken. (19, 22)  Drill logs from four Imperial Oil Limited drill holes mention narrow pegmatites alone or in swarms grading from 0.007% U3O8/1.0 feet to 0.048% U3O8/0.3 feet (25).  Results of REE sampling were negative.

Saranac – Zircon Occurrence  (Con X, S1/2 Lot 24, Monmouth Twp.)

1954-56: Scintillometer survey, stripping, trenching, 10 drill holes for 1,212 feet by Saranac Uranium Mines Limited.

1973: Geological survey by Imperial Oil Limited.

1975: Scintillometer survey by Imperial Oil Limited.

1989: Sampling of Zircon Showing for REE by H.Grant Harper.

The zone, 1,500 feet long and 1 to 8 feet in width, contains an average concentration of 15-20% zircon.  A grab sample assayed 0.298% U3O8 and 2.10% ThO2 (2).  Drilling indicates mineralization does not continue down dip.  Results of REE sampling were negative.

Canadian All Metals Occurrence (Con IX, Lots 5-9;Con XVIII, Lot 6, Monmouth Twp.)

1955: Work by Canadian All Metals Explorations Limited included stripping, trenching, 38 diamond drill holes totaling 5,040 feet, 4 underground drill holes for 531 feet, an adit in N1/2 Lot 6, Con IX, with 642 feet of crosscutting and 490 feet of drifting.

1977: Ten diamond drill holes totaling 1,976 feet by Imperial Oil Limited.

Property is underlain by complex of marble, quartzite, paragneiss and granite gneiss. Radioactive minerals uraninite and pyrochlore are erratically disseminated in discontinuous lenses within zones of silicated marble containing tremolite, pyroxene, mica, serpentine and salmon-pink calcite.  Drill hole samples reportedly average 0.184% U3O8 over 49 inches (2).  Results from Imperial Oil drilling indicate uranium intersections <0.05% U3O8 over widths up to 50 feet, with exceptions 0.33% U3O8/1.0 feet, 0.083% U3O8/8.0 feet, 0.099% U3O8/2.0 feet and 0.295% U3O8/ 1.6 feet (26).

Amalgamated Rare Earth #2 Prospect (Con V, Lots 16-21;Con VI, Lots 17-21, Monmouth Twp.)

1952: Trenching and 7 diamond drill holes by Blue Rock Cerium Mines.

1953: Geophysical survey by Blue Rock Cerium Mines.

1954: Scintillometer survey, trenching and diamond drilling in 7 holes for 201 feet by Stratmat Limited.

1955: Geological survey by Blue Rock Cerium Mines.

1954-56: A 440-foot shaft on the Main Zone with levels at 100, 250 and 400 feet.  3,416 feet of drifting and 2,456 feet of crosscutting; adit driven to the 100 level.   53,949 feet of surface diamond drilling.  Work by Blue Rock Cerium Mines and Rare Earth Mining Corporation.

1969: Scintillometer survey by Amalgamated Rare Earth Mines Limited.

1974: Diamond drilling by Imperial Oil.

The property is underlain by bands of amphibolite and marble that strike east to northeast and dip 50-85 deg. SE.  Uranium-bearing ‘ore shoots’ from a few to 20 feet wide and 10 to 200 feet long occur in lenticular granite-granite pegmatite bodies which intrude metagabbro. ‘Ore shoots’ are brick red, medium-grained well-fractured leucogranite, with altered pyroxene, abundant zircon and allanite, and also titanite, uranothorite, fergusonite, uraninite and uranophane.(2)  In 1957 reserves were independently calculated by two of the three professional geologists who calculated reserves at the Halo Prospect in 1957 (see previous), W.C. Ringsleben and D.C. McKechnie.  Their minimum estimate (4) is 292,444 tons grading 0.095% U3O8, within 500 feet of the shaft and above the 600 foot level. The estimates are not categorized but are thought to be historically accurate.  As at the Halo Prospect the estimates are believed by the author not to conform to the current CIM Standards established August 20, 2000.    Several deeper intersections are described (4).  Ten intersections from 1.5 to 30 feet wide grading from 0.03 to 0.097% U3O8 were made between 575 and 800 feet vertical.  Seven intersections from 4.2 to 26.0 feet wide grading from 0.035 to 0.15 % U3O8 were made between 800 and 1,000 feet vertical.  One intersection of core recovered in bad ground at the 1,210-foot level averaged 0.17% U3O8 across 3.0 feet within a total radioactive zone of 11.7 feet.

Silver Crater-Baumhour-Campbell Occurrence  (Concession B, Lots 28N1/2, 29;

Con XIV, Lots 27-33; Con XV, Lots 27-30; Con XVI, Lots 29, 30N1/2, 31N1/2)

1954-56: Trenching, magnetometer survey, packsack drilling, 7,075 feet of diamond drilling by Silver Crater Mines Limited.

1967-69: Geological, magnetic and radiometric surveys, 20 diamond drill holes for 8,377 feet by Fidelity Mining Investments Limited.

1968: Trenching and radiometric survey by F.H. Jowsey.

1975: Geological, geophysical and radiometric surveys by R. Laird.

1975: Geological, geophysical and radiometric surveys by Brascan Resources.

1975-76: Radiometric and radon soil gas surveys by Kerr Addison Mines Limited.

1977: Airborne electromagnetic and magnetic surveys by Brascan Resources, Projex and R.Laird.

The property is underlain by granite and granite gneiss to the northeast and syenite and nepheline syenite to the southwest.  The rocks are cut by dikes, sills and irregular masses of granite pegmatite and pegmatitic granite, which host the radioactive showings, of which three are present: (No. 1) uranothorite occurs in pyroxene in calcite-scapolite-pyroxene syenite pegmatite, 1 to 5 feet wide and 20 feet long, along a 200 foot exposure; in (No. 2) bodies of leucogranite, granite pegmatite and syenite pegmatite, 6 to 18 feet wide and 170 feet long occur with accessory uranothorite, titanite and zircon; and in (No. 3) a discontinuous leucogranite dike with patches of  pyroxene and accessory zircon, allanite, uranothorite and uranophane,  is exposed over 300 feet, striking E and dipping 70SE.  Drill logs were examined for 10 holes drilled for 3,214 feet into Showing No. 3 in the N1/2 of Lot 29, Con XV.  Granite and pegmatite, locally brick red, intrude paragneiss and amphibolite.  Only one of the 10 holes was sampled (Hole 52 over a length of 18 feet with disseminated uranothorite, and fluorite and molybdenite).  No assays were reported.  Of the remaining holes ‘slight radioactivity’ was reported in pegmatite over 1.1 feet in Hole 57 and 29.2 feet in adjacent hole 58, and ‘no radioactivity’ was reported over pegmatites in the remaining seven holes. (28)

Geological Setting

The geology of the host rocks of the radioactive deposits of the Bancroft-Haliburton area is described by D.F. Hewitt in Ontario Department of Mines, Volume LXV, Part 6, 1956 pp 5-8 (1).   The host rocks are all of Precambrian age.  The two main groups of rocks present are: Grenville-type metasediments, mainly marble, paragneiss and amphibolite; and the plutonic rocks, mainly granite, syenite and gabbro, together with their gneissic and hybrid equivalents.  The metasediments were laid down as limestones, sandy and shaly limestones, and sandstones in early Precambrian seas.  The sediments were highly metamorphosed. The limestones and dolomites became marble, the shaly and sandy limestones became impure silicated marble, the limy shales became amphibolites and pyroxenic amphibolite, the sandy shales became paragneiss and the sandstones became quartzite.

The Grenville sediments were intruded by a series of plutonic rocks, the oldest of which were gabbro, diorite and ultrabasic rocks.  After this period of basic intrusion three other groups of plutonic rocks were emplaced, the nepheline syenites, the syenites and the granites.  During the emplacement of these rocks there was lit par lit injection, granitization and syenitization, resulting in the formation of large areas of granitic and syenitic geisses of hybrid origin.  Dykes of granite and syenite pegmatite, and diabase, are the youngest Precambrian rocks in the area.

For specific geological characteristics for each of the properties, please refer to the historical development sections above.

Deposit Types

The types of radioactive deposits of the Bancroft area are subdivided by Satterly (1).

I.  Deposits in granitic and syenitic bodies

A.

Simple bodies of intrusive origin (fissure fillings)

1.

Unzoned (no known radioactive occurrences)

2.

Zoned-granite pegmatite (MacDonald feldspar mine)

B.  Complex bodies of both intrusive and replacement origin plus assimilation of country rock.  Typical ore-shoot units are:

1.

Pyroxene granite (or syenite) pegmatite (Bicroft, in part) (Faraday, in part) (Halo, in part) (Greyhawk, in part) (Canadian Dyno, C Zone)

2.

Leucogranite, leucogranite pegmatite+/-magnetite (Faraday, in part) (Greyhawk in part) (Canadian Dyno, B Zone) (Cavendish)

(Rare Earth)

3.

Cataclastic quartz-rich granite pegmatite (Bicroft, in part)

 (Greyhawk, in part) (Halo, in part)

II  Metasomatic deposits in limy rocks

A.

Metasomatic deposits in marble

B.

Metasomatic deposits in metamorphic pyroxenite

III  Hydrothermal deposits

A.

Calcite-fluorite-apatite veins (Fission) (Nu-Age) ( Halo)

B.

Calcite-fluorite-apatite-biotite-pyroxene (Cardiff Uranium)

C.

Calcite-biotite-apatite (Silver Crater, Basin Property)

Mineralization

The radioactive minerals occurring in the Bancroft area are described by Satterly (1). Uraninite-thorianite forms a complete series between UO2 and ThO2 and is isometric and occurs in steel-grey to black cubes and octahedrons with a submetallic luster.  Neither end member is present in the pure form, but the closer to the uraninite end member the greater the U:Th ratio and the  more desirable for uranium recovery.  Examples of high U:Th  ratios include 8.8:1 U:Th at the Faraday Mine, (70.0% U3O8/7.7%  ThO2), 8.1:1 U:Th at the Bicroft Mine (65.0% U3O8/7.7% ThO2), and 7.59:1 U:Th at the Halo Prospect (66.7% U3O8/8.5% ThO2).  Uranothorite is one of the most common radioactive minerals in the Bancroft area.  Its composition is (Th,U)O2.SiO2.  Uranothorite is commonly visible to the eye and occurs in fine black vitreous cubes.  Uranophane is a bright yellow secondary uranium mineral (CaO.2UO3.2SiO2.6H20). A number of other radioactive minerals (pyrochlore, betafite, fergusonite, euxenite, allanite and zircon) occur in radioactive zones on the eight option properties, but with the occasional exception of zircon, none is uranium bearing.

Exploration

In 2005 the Company carried out a 2-phase preliminary exploration program on all 8 of the Bancroft properties.  Phase 1, conducted in May, 2005, consisted of a program of geological and scintillometer reconnaissance on each of the properties.  In addition, the Halo Property (North West Zone) and Amalgamated Rare Earth Property, were targeted for more detailed exploration.  This program, carried out by T.J. Beesley, P.Eng., consulting geologist, generated the basis for the NI 43-101 report cited above, which was submitted in July 2005, and approved in September 2005, from which the text in this section is excerpted.

Phase 2 was conducted in October, 2005, and focused on the remaining 6 properties, and is summarized further below.

Phase 1 Exploration – May 2005

Halo Property

Each of the eight Bancroft Option Properties was visited.  Geological and scintillometer reconnaissance were conducted in an attempt to locate and evaluate the original surface radioactive showings.  Two of the eight, the Halo Prospect Northwest Zone and the Amalgamated Rare Earth #2 Shaft Zone, were the subject of more intensive exploration.

Halo Northwest Zone

The original Halo surface showing was relocated via compass and chain surveying from the No. 1 Adit portal and detailed scintillometer prospecting.  The showing was covered with 1.0 to 1.5 feet of organic-rich soil which had accumulated in the ensuing 48 years and which was supporting the growth of a blanket of 20-30-foot high hardwood trees.  The original showing was stripped with a backhoe in this program, resulting in an 11 x 45 metre trench trending 135 degrees.  Numerous other openings were made with the backhoe in an attempt to establish additional radioactive zones.  Scrapings were made within the backhoe trench to guide chip sampling for assay (Fig. 3).  It was possible to tie the surface zone of radioactivity to the adit level workings (–75 feet) by means of a cement ventilation raise cover.  A grid was established with 1-metre stations on 2-metre spaced crosslines to guide a scintillometer survey The showing trench exhibits strongly anomalous radioactivity, from 1000 to 6000 counts per second (cps), 25 to 150 x background (bkg).  Sixteen chip samples were taken at various points along the showing, over intervals of one metre, except for H-14 (0.43% U3O8/1.9 m).  The average scintillometer reading at the sample sites is 3000 cps (75 x bkg) and the average U3O8 content is 0.074% in a range from <0.01 to 0.43%..

Samples from a zone of high anomalous radioactivity (3,500-5,000 cps) along the north side of the showing gave relatively low uranium contents (0.02-0.03 % U308).  This may be explained by the high thorium content in sample H-2, 0.09% ThO2 vs. 0.02% U308, a phenomenon not anticipated at the Halo Northwest Zone from the literature.   The material sampled consisted of medium to coarse-grained highly fractured, brick red syenite pegmatite to granite pegmatite, with from 5-30% black pyroxene altered to chlorite, with accessory limonite and molybdenite.

Other Halo Occurrences

The Pyroxenite Zone east of the Northwest Zone was relocated in the form of a series of evenly spaced overburden trenches in a low, wet area.  No anomalous radioactivity was associated with these overburden trenches and no evidence of the former diamond drilling was noted.

It was not possible to relocate the Bald Mountain Zone, where seven diamond drill holes were put down.

The South Zone showing, consisting of a hornblende syenite dikelet in a vertical outcrop face, was relocated.  Two samples, HS-1 and 2, accompanied by scintillometer readings of 350 and 550 cps respectively were taken and returned <0.01 % U3O8.  HS-2 contains 0.03 % ThO2.

Amalgamated  Rare Earth No. 2 Shaft

An ore dump north from the 100 Level Adit portal was opened up by extensive backhoe stripping and trenching.  Four lines were established in a square grid to guide scintillometer surveying at one-metre intervals along the grid lines.  Grab samples of radioactively anomalous dump material were taken coincident with scintillometer stations along the grid at representative parts of the dump.  A total of 21 sites having average scintillometer readings of 2360 cps (60 x bkg) were sampled.  Average uranium content of the 21 samples is 0.054% U308.  Thorium content is less than uranium content.  Dump material sampled consisted of medium to coarse-grained pink to brick-red syenite pegmatite with 5-10% altered green pyroxene, +/- limonite staining.

McLean-Hogan

Problems encountered by the author in following up this prospect are fairly typical of the more isolated occurrences.  Trenches, mostly in overburden, are overgrown and barely discernible after an interval of 50 years.  No evidence remains of drill setups or core.  Radioactive showings occur as isolated outcrops of anomalously radioactive pegmatite.  Overburden trenches were often established beside boulders of radioactive pegmatite.  At McLean-Hogan a ridge of gneiss on the west side of Cope Creek is cut by a granite pegmatite dike 3-m wide reading 150 cps.  A grab sample, MAC-1, from this dike returned <0.01% U3O8.

Empire B

Two large outcrops of radioactive pegmatite were located by the author on the Empire B property in Con XV, Lot 35 Monmouth Twp. The two dikes 40-m apart strike 150 deg. and cut country rock gneiss striking 060 deg.  Each dike reads 350 cps. Two samples, EB 1 and 2, one from each dike, contained  <0.01% U308 and EB2 contained <0.01% ThO2.

Canada Radium

A 30 x 60-m area by the former shaft is covered with broken rock, pink to dark red medium to coarse-grained syenite pegmatite and granite pegmatite, possibly the base of a former ore dump.  The rock uniformly reads 400-500 cps Three samples of this material, CR1, 2 and 3, were analysed and each contained < 0.01% U3O8.  A fourth sample taken from the same area, CR4, consisted of coarse-grained brick red syenite with coarse books of molybdenite.  The sample reads 350 cps on the scintillometer by itself and contains 0.26% U308 and 3.65% MoS2, while yielding only 0.02 % ThO2.

Saranac

The author visited the Main East Pegmatite Showing.  A 7-foot thick pegmatite sill is exposed in a 150-foot long open cut.  Anomalous radioactivity ranges from 1,000 to 2,000 cps.  Grab samples were taken of material reading 1000 cps (SAR 1) and 2000 cps (SAR 2).  Both samples returned <0.01% U3O8, and SAR 2 <0.01% ThO2.

Canadian All Metals

The author visited the Track Showing, the South Showing and the North ½ Lot 6 Adit showing.  Outcropping was poor at the Track Showing and the South Showing.  Although there was some evidence of former diamond drilling (old drill hose) there was no indication of drill collars, etc.  A pink granite pegmatite outcrops sporadically down a hill slope in the South Zone, reading 350 cps.  A sample of this pegmatite, CAM1, contains <0.01 % U3O8 and <0.01 % ThO2.  A large stripped area of marble on top of a hill above an adit in the N1/2 of Lot 6 exhibited no anomalous radioactivity.  Similarly no anomalous radioactivity was encountered in the rock around the adit portal.

Silver Crater-Baumhour-Campbell Occurrence

The author visited the Main Showing and the No. 1, 2 and 3 Showings further to the northwest.  The Main Showing consists of a 6-m wide red  syenite pegmatite  striking NW and reading 450 cps.  The No. 1, 2 and 3 Showings consist of a number of overburden trenches lined up with the occasional outcrop of granite pegmatite.  Sample SC1, from the Main Showing, contains 0.03 % U308.  Sample SC2 from a 2-m wide granite pegmatite in No. 2 Showing contains <0.01% U3O8 and <0.01% ThO2.

Sampling Method and Approach

Samples at the Halo original showing trench were chipped continuously across an interval, usually one metre, with a hammer and a moil.  Samples from the remaining sites were grab samples taken at the point of scintillometer readings.  Both types of sample are considered representative.

Sample Preparation, Analyses and Security

Samples were taken directly from the field to the SGS laboratory in Toronto by the author.  The samples were crushed, pulverized and pressed into pellets for analysis by the XRF (X-ray fluorescence) method.

Data Verification

The tenor and grade range of historical data relied upon in this report agree with results from the present exploration and sampling carried out on the Halo Property and Amalgamated Rare Earth #2 Shaft.

Mineral Processing and Metallurgical Testing

A 20-ton representative sample bulk sample, 10 tons from the adits in the Halo Northwest and Lake Zones and 5 tons each from the Amalgamated Rare Earth No. 1 and No. 2 Shafts was submitted in 1957 to the Ore Dressing Division, Department of Mines and Technical Surveys, Ottawa (3).  Continuous pilot tests on uranium recovery by flotation concentration followed by acid leaching were accompanied by analyses of the head sample and various mill products.

Head sample

Concentrate

U3O8

0.12 percent     0.66 percent

ThO2

0.09 percent

 0.54 percent

Predicted mill runs based on the best continuous flotation runs indicate uranium (and thorium) recoveries of 93.3 to 95.3% in flotation concentrates.  Acid leaching of the flotation concentrates recovered from 93 to 95.9% of the uranium (and thorium) in the concentrate.  The overall predicted mill recovery from flotation concentration, followed by leaching of the uranium concentrate is therefore 86.8% to 91.4%.  At the precipitation end of the leaching circuit, the most successful process, in which uranium and thorium precipitates were separately recovered, with respective extractions of 99% U3O8 and from 95 to 99% recovery of ThO2 from leach solutions.

Interpretation and Conclusions

1.  The largest tonnage and grade of uranium mineralization estimated historically on the eight Bancroft Option Properties occurs in the Northwest and Lake Zone Adits on the Halo Property and the No. 2 Shaft area on the Amalgamated Rare Earth Mines Limited Property. The development of an inventory of Bancroft grade (0.10%) uranium resources on these Options would involve initial follow up exploration here, principally in the direction of establishing the continuity of these two deposits to depth.

2.  The average grades of uranium established currently on the recently reestablished original Halo showing and the Amalgamated Rare Earth #2 Shaft Adit dump are less than the historic average grade, but individual results are within recognizable historic ranges for material from these two occurrences.

3.  Remote showings (McLean-Hogan, Halo Pyroxenite, Halo Bald Mountain, Halo South Zone, Canadian All Metals, Empire B, Silver Crater) were reestablished after some difficulty after a hiatus of 50 years.  In each case radioactively anomalous outcrop was located and sampled.

4.  Prospecting should be conducted in the vicinity of the Canada Radium mine workings and dump in an attempt to establish the presence of additional radioactive and molybdenum-bearing material similar to current sample CR4 (0.26% U3O8, 3.65% MoS2).

Recommendations

1.  Drill two steep, deep intersecting diamond drill holes down plunge from each of the Halo Northwest Zones and the Amalgamated Rare Earth #2 Shaft Zones to test the potential beneath the 1000-foot (300-m) level.  Allow 4 holes 1,500 feet each for 6,000 feet or 1,800 metres.

2.  Prospect the Canada Radium mine workings and dump to establish the presence and origin of combined higher grade uranium and molybdenum mineralization similar to that in sample CR4.

3.  In light of the current higher price of uranium, and in light of further possible price increases to satisfy increasing demand in the intermediate and long term, the author feels the following recommended expenditure is justified to allow the issuer to expand and quantify its historically estimated tonnage and grade of uranium mineralization on the Bancroft Option Properties.

Recommended Budget

1800 m of NQ diamond core drilling @ $60.00 incl.	$108,000
Assaying, core logging, report	8,000
Prospecting	3,000
Accommodation and food	3,000
Rentals	3,000
Total	$125,000

Phase 2 Exploration – October 2005

The italicized text which follows is excerpted from the Report submitted to the Company in November, 2005, by T.J. Beesley, P.Eng., consulting geologist for the Bancroft Uranium Projects, entitled “Report on An Exploration Program on Six Bancroft Option Properties in Faraday, Cardiff and Monmouth Townships Southern Ontario Mining Division  NTS 31-D/16 and 31-E/1 For El Nino Ventures Inc.”.

Summary

El Nino Ventures Inc. conducted an exploration program on six of its eight Bancroft area uranium option properties during the month of October, 2005.  In each case the property was reconnoitered to determine the extent of anomalous radioactivity.  A chained and flagged grid was established to cover this area of interest.  Scintillometer surveying was conducted over the grid, generally on 12.5-m stations on 50-m spaced crosslines, employing a SAPHYMO SRAT SPP2 scintillometer.  Overburden trenches from previous exploration were tied into the grid and surveyed radiometrically.  Representative bedrock samples coinciding with the highest anomalous radioactivity were obtained as chip or channel samples and analyzed for U3O8 and ThO2 content by the XRF method.  Geological characteristics of the samples and trenches were noted.  High uranium analyses were obtained on three of the six properties.  On the Canadian All Metals property two samples 2 m apart out of eight taken on the property each contained 0.22% U3O8 and a third 125 m away contained 3.02% U3O8, in a coarse biotite-diopside pegmatite skarn within an overall area of anomalous radioactivity 400 m x 200m.  On the McLean-Hogan property four of seven samples contained between 0.06 and 0.31% U3O8 within an overall radioactively anomalous area 250 m x 150 m, in a coarse-grained biotite-diopside skarn.  On the Silver Crater Baumhour-Campbell Occurrence #2 Showing nine samples within a 250 m x 125 m radioactively anomalous area ranged from <0.01 to 0.69% U3O8 and averaged 0.31%.  Five samples taken over a 75-m interval in the central part of the grid contained from 0.37 to 0.69% U3O8 and averaged 0.53% U3O8, in highly mafic augite syenite pegmatite typical of former camp producers.  This high grade zone is considered open off the west side of the grid under overburden.

Canadian All Metals (CAM)

The length of grid surveyed was 3.0 km.  Background was approximately 70 counts per second (cps).  The grid was in open hardwood and outcropping was < 1 percent.  Grid scintillometer readings ranged to 4000 cps.  Higher readings usually corresponded to overburden trenches.  Anomalous readings ranging from 100 to 995 cps however are spread throughout the grid in overburden and are thought to represent local basal till derived from radioactive bedrock.  Overburden trenches were previously established within a 400 m x 200 m area between 100E and 500E.  Three old drill hole collar casings were located between 100E and 150E drilling NW at 45-50 deg. and vertically.  An adit, located at 075S/225E  accessed the north side of the grid underground.   Two bedrock trenches yielded high anomalous radioactivity (+ 15,000 cps).  A sample of bedrock from the first of these at 040N/350E contained an extremely high amount of U308, 3.02%, with 0.05 % ThO2.  Two samples from the second, at110N/250E, each contained high amounts of uranium, 0.22%, with 0.07 % ThO2.  All three of these samples exhibit a strong uraninite response and were comprised of coarse biotite-pyroxene (diopside) skarn.  The sample containing 3.02% U3O8 also contained coarse phlogopite mica and limonite.   The remaining five samples from the grid ranged from <0.01 to 0.08 % U3O8, and 0.02 to 0.16 % ThO2.

Sample results from all six properties are summarized along with anomalous radioactivity and geological descriptions in the ‘Table: Bancroft 6 Properties Assay Results’

Canada Radium (CR)

The length of grid surveyed was 465 m.  Background was approximately 150 cps, but this is probably not accurate as the grid encompassed a former shaft and was mainly established over crushed rock from underground.  Grid scintillometer readings ranged from 80 to 900 cps with readings over 300 cps exclusively associated with crushed rock.  It is not known whether this was a waste dump or ore pile.  Anomalous radioactivity with the six rocks sample ranged from 500 to + 15000 cps.  U3O8 content ranged from <0.01 to 0.05%, and ThO2 content from <0.01 to 0.98%.  The + 15000 reading was from an outcrop of dark red augite pegmatite.  A sample from this site contained 0.05 % U3O8 and 0.98 % ThO2, a uranothorite response

Empire B (EMB)

The length of grid surveyed was 2.1 km.  Background was approximately 70 cps.  The grid has an approximate 20 % bedrock exposure.  Bedrock consists of interbedded pegmatite sills up to 2 m in thickness in black and white gneiss and amphibolite.  Rocks strike parallel to the baseline and dip 30-50 deg. grid south.  Grid scintillometer readings range from 50 to 1200 cps and reflect the large amount of radioactive pegmatite.  Five bedrock samples were taken at sites of anomalous radioactivity ranging from 1500 to 5000 cps.  U3O8 content ranged from <0.01 – 0.02%, and ThO2 content from 0.01 – 0.09%, in pink pegmatites +/- quartz.

McLean – Hogan (MAC)

The length of grid surveyed was 1.6 km.  Background was approximately 45 cps.   The grid has an approximate 1% bedrock exposure.  Grid scintillometer readings range from 15 to 540 cps.  Higher readings are associated with former overburden trenches which expose biotite-pyroxene skarn over an area 250 x 150 m.  Seven samples taken for assay range from <0.01 – 0.31 % U3O8 and < 0.01 – 0.06 % ThO2, a uraninite response, in coarse biotite-pyroxene (diopside) skarn.

Saranac (SAR)

The length of grid surveyed was 2.4 km.  Background was approximately 35 cps.  Bedrock exposure on the grid is < 1%.  Grid scintillometer readings range from 6 to 930 cps.   Most of the readings are less than 100 except in the vicinity of the Saranac East Pegmatite Showing.  One day of backhoe excavation of overburden was carried out in an attempt to extend the surface pegmatite body.  Unfortunately this effort was unsuccessful, with only a few small lenses of pegmatite being uncovered floating in country rock amphibolite (Figure 17).  Anomalous radioactivity in five bedrock samples ranged from 325 to 1950 cps, with  U3O8 content from 0.01 – 0.04% and ThO2 content from 0.01 – 0.08%, in coarse to medium-grained pink feldspar-quartz pegmatite or hornblende syenite pegmatite.

Silver Crater Baumhour-Campbell Occurrence (SC)

The length of grid surveyed, at the Silver Crater # 2 Showing, was 1.4 km.  Background was approximately 45 cps.  Bedrock exposure on the grid is <1%.  An elaborate system of overburden trenches was established to expose radioactively anomalous bedrock (Figure 21).   Overburden is generally less than 1 m-thick.  Grid scintillometer readings varied from 35 to 850 cps.  A number of readings in excess of 100 cps are related to overburden trenches, but others such as 425, 180 and 250 cps at 200N/062.5E, 250N/025E and 300N/062.5E, respectively, have probably detected radioactively anomalous float in shallow overburden.  Anomalous radioactivity is widespread in bedrock exposed in overburden trenches, over an area 250 x 125 m between 00N and 250N.  Anomalous radioactivity mapped ranges from 600 to + 15000 cps.  Nine samples selected for assay ranged from 3500 to + 15000 cps and contained between <0.01 and 0.69 % U3O8, averaging 0.31% U3O8.  The thorium content of these nine samples ranged from <0.01 to 3.09% ThO2, a uranothorite response.  Five of these samples,  occupying an interval of 75 m between 25E and 50W along and south of L150N, contained between 0.37 and 0.69% U3O8 and averaged 0.53% U3O8.  These values are considered open off the west side of the grid, under overburden.  The higher uranium values are hosted in coarse- to medium-grained dark red to dark green augite syenite pegmatite containing up to 50% augite.

The SC-1 Showing several hundred metres southeast of the SC-2 showing consists of nine trenches excavated in radioactive pink quartz-feldspar pegmatite over an interval of 85 m.  A baseline was chained through the trenches, the trenches mapped in and surveyed by scintillometer (Figure 19).  Anomalous radioactivity ranged from 500 to 4500 cps.  A sample of bedrock coincident with the 4500 cps reading returned  0.01 % U3O8 and 0.09% ThO2, a uranothorite response.

Table:Bancroft 6 Properties Assay Results

Sample	ThO2%	U3O8%	Scint. cps	Description
CAM 3	0.05	3.02	+15K	Coarse mica (phlogopite)-pyroxene pegmatite, limonitic; outcrop; strong uraninite response
CAM 4	0.16	0.06	2600	Medium-grained augite-calcite skarn
CAM 5	0.08	<0.01	4500	Medium-grained pink-green calcite- diopside skarn
CAM 6	0.07	0.22	9000	Coarse mica (biotite) tremolite diopside skarn; uraninite response
CAM 7	0.07	0.22	+15K	Bedrock trench; pink-white calcite-diopside skarn; chip sample 1 m. uraninite response
CAM 8	0.05	0.07	9000	Coarse white calcite skarn
CAM 9	0.05	0.08	4500	White-pink calcite skarn
CAM 10	0.02	0.03	4500	White-green calcite-diopside skarn; outcrop

CR 1	<0.01	<0.01	500	Pink augite pegmatite; epidote
CR 2	0.05	<0.01	600	Coarse dark red augite syenite
CR 3	0.03	<0.01	1200	Fine red sand; milled tailings
CR 4	0.98	0.05	+15K	Coarse dark red augite pegmatite; strong uranothorite response
CR 5	0.04	<0.01	1200	Coarse pink pegmatite
CR 6	0.14	0.04	3500	augite syenite pegmatite
EMB 3	0.03	0.01	1500	Pink pegmatite 2 m-thick interbedded with grey gneiss
EMB 4	0.06	<0.01	3500	Pink pegmatite 1 m-thick
EMB 5	0.09	0.02	2500	Coarse pink pegmatite, dark patches
EMB 6	0.02	0.01	5000	Coarse pink pegmatite , dark patches
EMB 7	0.01	<0.01	2500	Pink pegmatite, quartz, dark fragments

MAC 2	0.01	0.02	1150	Micaceous, limonitic marble skarn
MAC 3	<0.01	<0.01	1700	Micaceous diopside skarn
MAC 4	0.06	0.31	12000	Heavy biotite green diopside skarn; uraninite response
MAC 5	0.02	0.12	4000	Coarse biotite green pyroxene skarn; uraninite response
MAC 6	0.01	0.08	6000	Coarse biotite marble skarn
MAC 7	<0.01	<0.01	4000	Biotite pyroxene skarn
MAC 8	0.01	0.06	3500	Coarse biotite pyroxene skarn
SAR 3	0.02	0.01	1200	Coarse-grained dark pink quartz- feldspar pegmatite
SAR 4	0.04	0.03	1950	Coarse pink feldspar-quartz pegmatite
SAR 5	0.08	0.04	1180	Dark pink medium-grained feldspar-quartz pegmatite
SAR 6	0.04	0.03	720	Medium to coarse-grained dark pinkto dark red hornblende syenite Table:pegmatite
SAR 7	0.01	0.01	630	Coarse graphic dark pink feldspar- quartz pegmatite

SC1-1	0.09	0.01	4500	Medium to coarse-grained dark pink augite syenite pegmatite; uranothorite response
SC2-1	<0.01	<0.01	10000	Coarse dark grey to pink quartz- feldspar pegmatite
SC2-2	0.10	0.02	7000	Coarse augite syenite; 50% dark
SC2-3	<0.01	0.55	+15K	Coarse –grained dark red augite syenite pegmatite; limonitic; strong uraninite response
SC2-4	2.81	0.69	4500	Medium-grained dark green augite syenite; small flat slab in basal till; limonitic; strong uranothorite response
SC2-5	1.99	0.66	3500	As SC2-4 above; 5 m to west; strong uranothorite response
SC2-6	2.54	0.40	+15K	Coarse-grained dark pink augite (50%) syenite; strong uranothorite response
SC2-7	3.09	0.37	12000	Fine-grained weathered dark redaugite pegmatite; strong uranothorite response
SC2-8	0.80	0.04	4300	Coarse-grained dark red augite syenite; uranothorite response
SC2-9	0.56	0.07	4500	Medium to coarse-grained dark pink augite syenite; uranothorite response

CAM=Canadian All Metals  CR = Canada Radium  EMB=Empire ‘B’

MAC= Maclean Hogan  SAR =Saranac SC1=Silver Crater #1 Showing

SC2=Silver Crater #2 Showing

Conclusions and Recommendations

1.

Significant uranium results were obtained from bedrock samples from three of the six properties tested in the current exploration program, particularly the 3.02%  U3O8 from Canadian All Metals and the 0.31% average U3O8 from nine samples from the Silver Crater Baumhour-Campbell Occurrence and the five-sample high grade zone averaging 0.53% U3O8 from the same property, as well as a 0.31% U3O8 result from the McLean-Hogan grid.

2.

The trenches from the three properties should be cleaned out with a backhoe and the geology mapped.  Detailed radiometric surveying should be conducted and detailed saw cutting sampling undertaken along the trenches.  Samples generated should be analyzed for uranium and thorium by the XRF method.

3.

The properties have all been drilled before, but there is no record of the extent or location of this work.  There is also no record of high grade mineralization such as obtained on the Canadian All Metals and Silver Crater # 2 Showing during the present program.  The high grade areas on all three properties should be tested with vertical percussion drill holes and sampling of radioactive cuttings, initially in the vicinity of the high grade mineralization and then stepped out on a 25-m square grid to test the radioactive zones on the grids.  This would involve the drilling of approximately 90 holes 15m in length.  Contingent on successful results a follow up diamond drilling program would be implemented to outline zones of economic potential.

Recommended Budget

Phase I

Backhoe stripping and cleaning	$30,000
1350 metres percussion drilling @ $50.00	67,500
Saw cut trench sampling	20,000
Assaying saw cut and percussion samples	6,000
Geological mapping	5,500
Food and accommodation	8,000
Rental equipment	5,000
Supervision and reporting	8,000
$150,000

Phase II

Follow up diamond drilling program
3000 metres @ $100.00 all inclusive	$300,000

2006 Exploration Program

The Company is currently reviewing options for a 2006 follow up exploration program, based on the recommendations set out above.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

This discussion should be read in conjunction with the audited financial statements of the Company and related notes thereto included herein.

Twelve Months Ended January 31, 2006 Compared to Twelve Months Ended January 31, 2005

Overview

El Nino is an exploration stage company engaged in the acquisitions, exploration and development of mineral properties of merit in Canada, the United States and in Eastern Europe with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Results of operations

The year ended January 31, 2006 resulted in a net loss of $240,864, which compares with a loss of $152,881 for the same period in 2005.  The loss for 2006 has been reduced by $17,050 which is the tax benefit associated with the renounciation of flow-through shares.  Even though the full amount of $17,050 has been recorded as a future income tax recovery, the company will probably never realize this benefit.  General and administrative expenses for the year ended January 31, 2006 were $104,552 an increase of $15,152 over the same period in 2005.  The Company adopted the new recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, effective to all awards granted on or after January 1, 2003.  The new standard requires that all stock-based awards be measured and recognized using a fair value based method.  In years prior to 2003, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. No stock options were granted during the year or during the previous year.  All other general and administrative costs were relatively the same when compared to the previous year.

During the year ended January 31, 2006, the Company incurred mineral property expenditures of $153,362. Of this amount, $5,000 was paid as cash option payments on its Bancroft, Ontario properties.  A further 85,000 shares were issued at a value of $31,250. $117,112 was spent on the Canadian properties.  During the year, the Company terminated the Anderson Lake Property in Ontario.

Minimal shareholder relations and promotional activities were undertaken by the company at a cost of $ 6,446.

Twelve Months Ended January 31, 2005 Compared to Twelve Months Ended January 31, 2004

Results of Operation

The year period ended January 31, 2005 resulted in a net loss of $152,881, which compares with a loss of $127,030 for the same period in 2004.  General and administrative expenses for the year ended January 31, 2005 were $89,400 a decrease of $35,091 over the same period in 2004.  During the prior year, the Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after 1 January 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.  No stock options were granted during the year however in the prior year $38,516 was reported.  This amount was included in Consulting fees of $53,939 for the previous year.  All other general and administrative costs were relatively the same when compared to the previous year.

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

B.

Liquidity and Capital Resources

Twelve Months Ended January 31, 2006 Compared to Twelve Months Ended January 31, 2005

At January 31, 2006, the Company’s working capital, defined as current assets less current liabilities, was $266,621 compared with working capital of $71,230 at January 31, 2005. During the year, 416,667 shares were issued for gross proceeds of $150,000. A further 1,710,000 warrants were exercised for proceeds of $272,450 and 10,000 options were exercised for proceeds of $1,500. Subsequent to year-end, the Company closed a  1,600,000 unit private placement  for gross proceeds of $400,000 and announced a 600,000 unit private placement for gross proceeds of $240,000.

The Company has total issued and outstanding of 7,878,213 shares at January 31, 2006.

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

A.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

B.

Tabular Disclosure of Contractual Obligations

Contractual Obligations(1)		Payments Due By Period
	Total	Less than 1 yr	1-3 yrs	3-5 yrs	More than 5 yrs
Office Lease (2)	44,000	10,000	30,000	4,000	-
Total	$44,000	$10,000	$30,000	$4,000	$ -

1)

No mineral property payments or exploration expenditures are included in the above table as they are considered option payments solely exercisable at the option of the Company.

1)

In addition to the above rent, the company is also responsible for its estimate proportionate share of property taxes and operating costs.

A.

Safe Harbour

The Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward looking statements".  Such statements are included, among other places in this Annual Report, in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and "Description of Property".  Forward-looking statements are based on expectations, estimated and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  These include, but are not limited to, the risks of mining industry (for example, operational risks of exploring for, developing and producing crude oil and natural gas, risks and uncertainties involving geology of mineral deposits, the uncertainty of reserve estimates and estimates relating to production volumes, cost and expense projections, potential cost overruns and health, safety and environmental risks), risks relating to the Company's properties (for example, lack of operating history and transportation), fluctuations in mineral prices and exchange rates and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures (collectively "Cautionary Statements").  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following terms have the meanings set out below:

Chief Executive Officer (“CEO”) means each individual who served as chief executive officer of your company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer (“CFO”) means each individual who served as chief financial officer of your company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan (“LTIP”) means a plan providing compensation intended to motivate performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Named Executive Officers (“NEOs”) means the following individuals:

(a) each CEO; (b) each CFO; (c) each of the Company’s three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Stock Appreciation Rights (“SARs”) means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

A.

Directors, Senior Management

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company, the positions and offices presently held by them and the period or periods of time during which each has served as a director of the Company.

Name, Position in Company and Province or State and Country of Residence	Period(s) a Director/Officer of the Company
Harry Barr Vancouver, BC, Canada President, CEO & Director	Since 1999
Bernard Barlin Hampshire, UK Director	Since 2004
Michael Philpot Surrey, BC, Canada Director	Since 2004
Spiros Cacos Vancouver, BC, Canada Director	Since 2005
Gordon Steblin Richmond, BC, Canada CFO	Since 2002
Taryn Downing North Vancouver, BC, Canada Corporate Secretary	Since 1999

Additional details including principal occupation for the past five years of the above directors or executive officers are as follows:

Harry Barr – President, CEO, and Director

Mr. Barr has been involved in the mining industry for over 20 years and has an extensive background in business management, corporate finance, and marketing.  Mr. Barr is currently President, CEO, & Director (1996-present) of Pacific North West Capital Corp.; Chairman & Chief Operating Officer (“COO”) (2004-present), Director (1989-present) and President and CEO (1989-2004) of CanAlaska Ventures Ltd.; Chairman (1999-present), Director (1985-present) and President and CEO (1985-1999) of Freegold Ventures Limited; President and CEO (2003-present) and Director (1999-present) of El Nino Ventures Inc.

Bernard Barlin- Director

Mr. Barlin has over 40 years experience in the mining industry and has worked as a consulting metallurgist with Hudson Bay Mining and Smelter Company. He has a degree in Engineering from the University of Witwatersrand in Johannesburg, and is a registered professional engineer in Manitoba and the U.K.  Mr. Barlin is currently a Director of CanAlaska Ventures Ltd. (1989-present); Pacific North West Capital Corp. (2000-present); El Nino Ventures Inc. (2004-present) and Freegold Ventures Limited. (1985-present).

Michael Philpot - Director

Mr. Michael Philpot BSc, MBA, has been a director or executive officer of several public companies for over 25 years.  He currently holds an executive position and directorship with CORO Mining Corp., a private mining company.  He has been working in the mining industry since 1979 and has held various executive positions with several mining companies including First Quantum Minerals Ltd.  Mr. Philpot obtained his BSc at the University of British Columbia in 1978 and his MBA from City University in 1985.

Spiros Cacos – Director

Mr. Spiros Cacos has extensive experience in Investor Relations and Corporate Finance, specializing in public mineral exploration companies.  He brings valued experience to the Board in dealing with financial matters, public relations and corporate strategy.  He has an extensive network of contacts with the financial community including fund managers, industry analysts and media throughout North America, the United Kingdom and continental Europe.  He holds a Master of Arts degree in International Relations & Diplomacy from Paris, France and a Bachelor of Arts degree from Simon Fraser University.

Gordon Steblin – Chief Financial Officer

Mr. Steblin, B. Comm., CGA, is currently the CFO of Pacific North West Capital Corp., Freegold Ventures Limited, El Nino Ventures Inc. and CanAlaska Ventures Ltd. (2002-present) and accountant of Pacific North West Capital Corp. (1996-2002), Freegold Ventures Limited (1994-2002), CanAlaska Ventures Ltd. (1994-2002), and El Nino Ventures Inc. (1999-2002).

Taryn Downing – Corporate Secretary

Ms. Downing is currently an administrator with over 25 years experience in both the public and private sectors. Ms. Downing is currently the Corporate Secretary & VP, Administration for Pacific North West Capital Corp. (1998-present), CanAlaska Ventures Ltd. and Freegold Ventures Limited (1995–present) and El Nino Ventures Inc. from (1999-present).

B.

Compensation

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

The following table details the compensation paid to the persons who held the position of Chief Executive Officer and the next highest paid executive officer of the Company.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation(1) ($) (e)	Securities Under Options/SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr Gordon Steblin	2006 2005 2004 2006 2005 2004	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	24,000 24,000 24,000 3,300 2,200 2,950	Nil Nil 159,000(2) Nil Nil 40,000	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil

Notes

(1)

Fees paid through a service Company.

(2)

Of the 159,000 incentive stock options beneficially owned by Mr. Harry Barr, 79,500 stock options are held directly and 79,500 stock options are held by Canadian Gravity Recovery Inc. a company wholly-owned by Mr. Barr.

Compensation of Executive Officers

See above summary compensation table.

During the year ended January 31, 2006, there were no incentive stock options granted to Directors and Executive Officers during the Company’s most recently completed financial year.

The table below sets out the number of securities under option that are held by the Company’s Directors and Executive Officers and the number and value of unexercised options as at January 31, 2006.

Name of Director and/or Executive Officer	Securities Under Option	Exercise Price	Value of Unexercised in the Money Options at Jan 31, 2006(1)	Expiry Date
Harry Barr	79,500	0.15	$14,310	Sept 10/08
Canadian Gravity Recovery Inc. (2)	79,500	0.15	$14,310	Sept 10/08
Michael Philpot	Nil	N/A	Nil	N/A
Spiros Cacos	Nil	N/A	Nil	N/A
Bernard Barlin	Nil	N/A	Nil	N/A
Gordon Steblin	40,000	0.15	$7,200	Sept 10/08
Taryn Downing	40,000	0.15	$7,200	Sept 10/08

(1)

Value of Unexercised Options is equal to the difference between the closing price of the shares of the Company on the TSX Venture Exchange on January 31, 2006 of $0.33 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

(2)

A company wholly-owned by Harry Barr.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year end Option/SARs Values

The table below sets out, on an aggregate basis, the number of shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended January 31, 2006 and the number and value of unexercised options as at January 31, 2006.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(2) Exercisable/Unexercisable
Canadian Gravity Recovery Inc.(3)	Nil	Nil	79,500/0	$14,310/0
Harry Barr, CEO	Nil	Nil	79,500/0	$14,310/0
Gordon Steblin, CFO	Nil	Nil	40,000/0	$7,200/0

(1)

Aggregate Value Realized is the difference between the market price of the Company’s shares on the date of exercise and the option exercise price, multiplied by the number of shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the shares of the Company on the TSX Venture Exchange on January 31, 2006 of $0.33 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

(3)

A company wholly-owned by Harry Barr, President and CEO.

Option and SARs cancelled/expired to NEOs during the most recently completed financial year.

The table below sets out, on an aggregate basis, the number NEO Options cancelled/expired during the financial year ended January 31, 2006.

Name	Date of Grant	Number Granted	Exercise Price	Expiry Date
Harry Barr, President, CEO	March 17, 2000	100,000	$0.55	March 17, 2005

Option and SAR Repricings

During the financial year ended January 31, 2006 no options to NEOs were repriced.

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

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between the Company and the NEOs.  Refer to “Compensation to Directors” below for information on other compensation paid to the NEOs during the financial year ended January 31, 2006.

There is no compensatory plan or arrangement with respect to the NEOs resulting from the resignation, retirement or any other termination of employment of the officers’ employment or from a change of the NEOs responsibilities following a change in control.

Composition of the Compensation Committee

The Compensation Committee is comprised of Bernard Barlin, Michael Philpot, and Spiros Cacos.  None of these directors are officers or employees of the Company nor have they formerly been officers or employees of the Company.  Applying the definition set out in section 1.4 of MI 52-110, the three members of the Compensation Committee are independent.

The Compensation Committee reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

The relative emphasis of the Company on cash compensation and incentive stock options is variable.  The Company’s cash compensation to named executive officers tends to remain more or less constant, while any options are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of option grants made in previous years, the number of options that remain outstanding along with the number of options remaining issuable under the Company’s stock option plan.

The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and they are intended to recognize extra contributions and achievements towards the goals of the Company.

The Company’s Board of Directors, when determining cash compensation to the CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as CEO, as well as personal risks and contributions to the Company’s success.  The CEO receives a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

Compensation to Directors

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase shares of the Company.

During the year ended January 31, 2006, Harry Barr received $24,000 for management services.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending January 31, 2006.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

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

Re-Appointment of Auditors

Staley Okada & Partners, Chartered Accountants will be nominated at the Company’s Annual General Meeting for re-election as the Company’s auditors for the ensuing year.  Remuneration of Staley Okada & Partners is to be determined by the Company’s Board of Directors.  Staley, Okada & Partners have been auditors of the Company since March 31, 2005.

C.

Board Practices

The Board is currently composed of four directors.  All the proposed nominees are current directors.

Statement Of Corporate Governance Practices

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that each reporting company disclose its corporate governance practices on an annual basis.  The Company’s general approach to corporate governance is summarized below.

Independence

Section 1.4 of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) sets out the standard for director independence.  Under MI 52-110, a director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of MI 52-110, three of the four members of the Board are independent.  The members who are independent are Michael Philpot, Bernard Barlin. and Spiros Cacos.  Harry Barr is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Barr has been the President and CEO of the Company since June, 2003).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board of Directors, the Board ensures that a majority of independent Directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Harry Barr	CanAlaska Ventures Ltd. Pacific North West Capital Corp. Freegold Ventures Limited
Bernard Barlin	CanAlaska Ventures Ltd. Pacific North West Capital Corp. Freegold Ventures Limited
Michael Philpot	Nil
Spiros Cacos	Nil

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Company has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and Directors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics, a copy of which is attached hereto as Exhibit 4.

Nomination of Directors

Board turnover is relatively rare and accordingly the Board does not have a nominating committee or a formal procedure with respect to the nomination of directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Committees of the Board are in integral part of the Company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Michael Philpot, Chairman of the Audit Committee, Bernard Barlin and Spiros Cacos who are financially literate in accordance with Section 1.5 of MI 52-110 which states that an individual is financially literate if he or she has the ability to read and understand a set of financial statements that presents a range and level of complexity of accounting issues that are generally comparable to the range and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

Each of the members of the Audit Committee are independent in accordance with the standards of director independence set out under MI 52-110.

Mr. Michael Philpot, BSc, MBA has been a director or executive officer of several public companies for over 25 years.  He currently holds an executive position and directorship with CORO Mining Corp., a private mining company.  He has been working in the mining industry since 1979 and has held various executive positions with several mining companies including First Quantum Minerals Ltd.  Mr. Philpot obtained his BSc at the University of British Columbia in 1978 and his MBA from City University in 1985.

Mr. Bernard Barlin, B.Sc. (Eng.), P. Eng., C. Eng has been a director or executive officer of public companies for over 30 years.  Mr. Barlin has over 40 years experience in the mining industry and worked as a consulting metallurgist with Hudson Bay Mining and Smelter Company. He has a degree in Engineering from the University of Witwatersrand in Johannesburg, and is a registered professional engineer in Manitoba and the U.K.  Mr. Barlin is retired.

Mr. Spiros Cacos, MA has extensive experience in Investor Relations and Corporate Finance, specializing in public mineral exploration companies.  He brings valued experience to the Board in dealing with financial matters, public relations and corporate strategy.  He has an extensive network of contacts with the financial community including fund managers, industry analysts and media throughout North America, the United Kingdom and continental Europe.  He holds a Master of Arts degree in International Relations & Diplomacy from Paris, France and a Bachelor of Arts degree from Simon Fraser University.

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, “audit fees” are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

January 31, 2006	$6,300	NIL	$700	NIL
January 31, 2005	$6,300	NIL	$700	NIL

Compensation Committee

During the fiscal year ended January 31, 2006, the Board of Directors appointed a Compensation Committee composed of three directors: Michael Philpot, Bernard Barlin, and Spiros Cacos.  Please see the section above entitled “Composition of the Compensation Committee” for further information on this Committee.

Corporate Governance Committee

During the fiscal year ended January 31, 2006, the Board of Directors appointed a Corporate Governance Committee composed of three directors: Michael Philpot, Bernard Barlin, and Spiros Cacos.  The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 5 (Reporting Obligations) of MI 52-110.

D.

Employees

During the fiscal year ended January 31, 2006, the Company had no employees and 5 consultants.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and the consultants of the Company.  The table below includes details of all options to purchase shares of the Company as at May 8, 2006.

Name	# of common shares held at May 8/06	# of Options and/or Warrants held at May8/06	Date of Grant	Exercise Price	Expiry Date
Harry Barr(1)	2,612,799	159,000 (option)(2) 28,642 (option)(3) 16,750 (warrant)	Sept 10/03 Mar 29/06 Aug 12/05	$0.15 $0.50 $0.35	Sept 10/08 Mar 29/11 Aug 12/06
Bernard Barlin	Nil	15,000 (option)(3)	Mar 29/06	$0.50	Mar 29/11
Michael Philpot	132,500	40,000 (option)(3)	Mar 29/06	$0.50	Mar 29/11
Taryn Downing	147,500	40,000 (option) 40,000 (option)(3)	Sept 10/03 Mar 29/06	$0.15 $0.50	Sept 10/08 Mar 29/11
Gordon Steblin	109,000	40,000 (option) 40,000 (option)(3)	Sept 10/03 Mar 29/06	$0.15 $0.50	Sept 10/08 Mar 29/11
Spiros Cacos	40,000	30,000 (option)(3)	Mar 29/06	$0.50	Mar 29/11
Consultants	N/A	1,395,000(option) (3)	Mar 29/06	$0.50	Mar 29/11

(1)

Of the 2,612,799 shares owned by Harry Barr, 699,761 shares are owned directly; 1,096,550 shares are owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr; 246,488 shares are owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr; 140,000 shares are owned by 607767 BC Ltd. a corporation wholly owned by Mr. Barr; and 430,000 shares are owned by Evolution Gold Resources Inc. a corporation wholly owned by Mr. Barr.

(2)

Of the 159,000 stock options beneficially owned by Harry Barr, 79,500 are owned directly and 79,500 are owned indirectly.

(3)

Subsequent to year-end and prior to Record Date, the Company granted 1,588,642 incentive stock options under the Plan which created an over-grant of 725,333 options.  The options which comprise the over-grant may not be exercised until such time as the Company obtains disinterested shareholder and TSX Venture Exchange approval to same.  The approval sought by this resolution, amending the Plan to increase the number of options available for grant under the Plan, includes the approval of this over-grant.  In the event the disinterested shareholders do not approve this resolution, all options comprising the over-grant will be cancelled.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 1,192,309 to 2,037,642 shares, representing 20% of the issued and outstanding shares of the Company as of May 8, 2006 (10,188,213).  As of May 8, 2006, Insiders beneficially own 3,042,299 shares of the Company which will be excluded for the purposes of the disinterested shareholder approval.  Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX Venture Exchange.  Both shareholder approval and TSX Venture Exchange approval are required before the amendment to the Plan may be implemented.

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 1,192,309 shares.  As of the May 8, 2006 1,907,642 shares issuable under the Plan have been issued or reserved for issuance as follows:

Percentage of Issued and Outstanding Shares as of May 8, 2006

Shares issued upon exercise of incentive stock options	10,000	0.098%

Shares reserved for issuance pursuant to unexercised incentive stock options	1,907,642	18.72%

Unallocated shares available for future grants of incentive stock options	Nil	0%

Total:

                                     1,917,642*

No. available under Plan:

      1,192,309

Over-grant:

                             (725,333)*

* Subsequent to year-end, the Company granted 1,588,642 incentive stock options under the Plan which created an over-grant of 725,333 options.  The options which comprise the over-grant may not be exercised until such time as the Company obtains disinterested shareholder and TSX Venture Exchange approval to same.  The approval sought by this resolution, amending the Plan to increase the number of options available for grant under the Plan, includes the approval of this over-grant.  In the event the disinterested shareholders do not approve this resolution, all options comprising the over-grant will be cancelled.

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 2,037,642 shares.

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

Performance Shares

Subject to regulatory approval and policies of the regulators and exchanges at the time, the Company requests the approval of the shareholders to permit the Company to issue up to 509,410 nominal value performance shares, which sum is equal to 5% of the Company’s current issued and outstanding shares as at the Record Date (being 10,188,213 shares), the issuance of which performance shares shall be, at the discretion of the Board, to such arm’s length parties as the Board considers desirable to attract to the Company for such purposes as management experience, operations experience, financial expertise, technical expertise, industry profile and other such characteristics in the discretion of the Board.

At the Company’s 2005 Annual General Meeting, the shareholders approved the issuance of up to 298,077 nominal value performance shares.  To date, none of these shares have been allotted or issued.  At the time of shareholder approval in 2005, the 298,077 shares represented 5% of the Company’s then issued and outstanding shares.  If the shareholders approve the additional 509,410 performance shares, the Company will have authorization to issue up to a total of 807,487 shares as performance shares which as of Record Date represent 7.9% of the Company’s issued and outstanding shares.

Options and Other Rights to Purchase Shares

Options and Other Rights to Purchase Shares

The following table summarizes the issued and outstanding options as at January 31, 2006.

Number Outstanding 31 January 2005	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 January 2006	Exercise Price Per Share	Expiry Date

250,000	-	-	-	250,000	-	$0.55	17 March 2005
354,000	-	10,000	25,000	-	319,000	$0.15	10 September 2008
604,000	-	(10,000)	(25,000)	(250,000)	319,000

During the year ended January 31, 2006 there were no options granted and 275,000 options cancelled or expired to directors, officers, consultants and employees pursuant to the Company’s 2005 Plan.  As of January 31, 2006 there were 319,000 outstanding options issued under the Company’s 2005 Plan.

During the year ended January 31, 2006, there were no options granted to directors, executive officers and others.

The following table sets out the financial value of options exercised during the Company’s most recently completed financial year by directors, executive officers and others.

Optionee	Number of Shares Exercised	Date of Grant	Exercise Price ($/Security)	Expiration Date
Consultant	10,000	September 10, 2003	$0.15	September 10, 2008

The following table sets out the options cancelled or expired during the Company’s most recently completed financial year to directors, executive officers and others.

Optionee	Number of Shares Cancelled/Expired	Date of Grant	Exercise Price ($/Security)	Expiration Date
Director / Officer	110,000	March 17, 2000	$0.55	March 17, 2005
Employees / Consultants	140,000	March 17, 2000	$0.55	March 17, 2005
Employees / Consultants	25,000	September 10, 2003	$0.15	September 10, 2008

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by Computershare Investor Services Inc. and insider reports filed with System for Electronic Disclosure by Insiders (“SEDI”), as at May 8, 2006, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company(1) 25 Esplanade Box 1038, Station A Toronto, ON M5E 1W5	5,443,070(2)	53.4%
Harry Barr 2303 West 41st Avenue Vancouver, BC V6M 2A3	2,612,799(3)	25.6%

Notes

(1)

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

(2)

The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the registrar of shareholders maintained by the registrar and transfer agent for the Company’s shares.

(3)

Of the 2,612,799 shares owned by Harry Barr, 699,761 shares are owned directly; 1,096,550 shares are owned by Canadian Gravity Recovery Inc., a company wholly owned by Mr. Barr; 246,488 shares are owned by 293020 BC Ltd., a company wholly owned by Mr. Barr; 140,000 shares are owned by 607767 BC Ltd. a company wholly owned by Mr. Barr; and 430,000 shares are owned by Evolution Gold Resources Inc. a company wholly owned by Mr. Barr.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended January 31, 2006, or proposed material transactions between the Company or any of its subsidiaries, except of previously disclosed in the audited year-ended January 31, 2006 financial statements.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This annual report contains the consolidated financial statements for the Company for the fiscal year ended January 31, 2006 which contains an Audit Report dated April 20, 2006 and the former auditors Audit Report dated April 25, 2004.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The annual high and low market prices for the common shares of the Company on the TSX Venture Exchange for each of the last five full financial years are as follows:

January 31	High (Cdn $)	Low (Cdn $)	Volume
2006	$0.62	$0.24	2,432,072
2005	$0.50	$0.145	844,061
2004	$0.42	$0.105	786,684
2003	$0.33	$0.11	374,134
2002	$0.28	$0.09	238,543
2001	$0.75	$0.22	287,271

The high and low market prices for the common shares of the Company on the TSX Venture Exchange for each of the two most recently completed financial years for each quarter are as follows:

Quarter	High (Cdn $)	Low (Cdn $)	Volume
2006
First Quarter	$0.62	$0.35	1,133,454
Second Quarter	$0.39	$0.24	398,098
Third Quarter	$0.35	$0.245	356,363
Fourth Quarter	$0.45	$0.245	544,157

2005
First Quarter	$0.40	$0.20	141,720
Second Quarter	$0.20	$0.145	29,533
Third Quarter	$0.26	$0.145	149,240
Fourth Quarter	$0.50	$0.21	523,568

2004
First Quarter	$0.22	$0.12	13,264
Second Quarter	$0.27	$0.12	174,431
Third Quarter	$0.245	$0.105	330,306
Fourth Quarter	$0.42	$0.18	268,683

The high and low market prices for the common shares of the Company on the TSX Venture Exchange for the six most recently completed months are as follows:

Month	High (Cdn $)	Low (Cdn $)	Volume
April 2006	$0.80	$0.57	648,662
March 2006	$0.55	$0.39	344,654
February 2006	$0.47	$0.38	470,313
January 2006	$0.45	$0.295	379,584
December 2005	$0.30	$0.245	107,366
November 2005	$0.30	$0.28	57,207

On January 31, 2006 the closing price of the Common Shares of the Company on the TSX Venture Exchange was $0.33 per share.

The following is the OTCBB trade history:

The annual high and low market prices for the common shares of the Company on the OTC Bulletin Board for each of the last five full financial years are as follows:

January 31	High (US $)	Low (US $)	Volume
2006	0.325	0.188	4,589
2005	0.39	0.18	26,842

The high and low market prices for the common shares of the Company on the OTC Bulletin Board for each of the two most recently completed financial years for each quarter are as follows:

Quarter	High (US $)	Low (US $)	Volume
2006
First Quarter	0.325	0.325	2592
Second Quarter	0.00	0.00	0
Third Quarter	0.20	0.20	330
Fourth Quarter	0.21	0.188	1667

2005
First Quarter	0.00	0.00	0
Second Quarter	0.00	0.00	0
Third Quarter	0.00	0.00	0
Fourth Quarter	0.39	0.18	26,842

The high and low market prices for the common shares of the Company on the OTC Bulletin Board for the six most recently completed months are as follows:

Month	High (US $)	Low (US $)	Volume
April 2006	0.6271	0.45	38,634
March 2006	0.46	0.36	19,800
February 2006	0.35	0.343	5600
January 2006	0.00	0.00	0
December 2005	0.21	0.188	1,667
November 2005	0.00	0.00	0

On January 31, 2006 the closing price of the Common Shares of the Company on the OTC Bulletin Board was $0.188 per share.

The following table indicates the approximate number of record holders of shares at May 8, 2006, the number of record holders of shares with United States addresses and the portion and percentage of shares so held in the United States.  On May 8, 2006, 10,188,213 shares were allotted and outstanding which are fully paid.

Total number of Registered Holders	Number of Registered US Holders	Number of Common Shares Held in the US	Percentage of Common Shares

91	8	297,892	2.9%

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

C.

Markets

The Company’s common shares have traded on the TSX Venture Exchange since August, 1999 under the trading symbol “ELN” and on the NEX Board under the trading symbol “ELN.H” since October 14, 2003.  During the year ended January 31, 2006, the Company met the requirements to be listed as a TSX Venture Tier 2 Company and therefore, effective September 1, 2005, the Company’s listing transferred from NEX to TSX Venture Exchange.  Effective at opening on September 1, 2005, the Company’s trading symbol was changed from “ELN.H” to “ELN”.   The Company is also listed on the OTCBB under the trading symbol ELNOF and on the Frankfurt Stock Exchange under the symbol “E7Q”.

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

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of May 8, 2006, the Company has 10,188,213 shares without par value issued, allotted and outstanding which are fully paid.

B.

Memorandum and Articles of Association

The Company’s Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under corporation number 340917. A copy of these Articles of Association and Memorandum were filed as an exhibit with the Company’s initial registration statement on Form 20F.

In March 2004, the Company Act (British Columbia) (the “BCCA”) was replaced by the Business Corporations Act (British Columbia) (the “BCA”).  All companies currently incorporated under the BCCA must complete a transition application to the BCA by March 29, 2006.  The directors of the Company have already filed a transition application with the Registrar of Companies and hence the Company now subsists under the BCA.

Pursuant to the BCA the Company is permitted to have an unlimited number of shares as its authorized capital.  The alteration of the capital of the Company required approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the general meeting of the Company.  The Company’s shareholders passed such a resolution at the Company’s Annual General Meeting held June 22, 2005.

Under the Business Corporations Act (British Columbia) (“BCA”), every pre-existing company’ remained subject to certain “Pre-existing Company Provisions” contained in the Company Act (British Columbia) (“BCCA”) unless such provisions are removed with the approval of the shareholders by way of special resolution

In order to take advantage of the flexibility offered by the BCA, the board of directors of the Company proposed to remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA.  The removal of the Pre-existing Company Provisions required the affirmative vote of not less than three-quarters of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy.  The Company’s shareholders passed such a resolution at the Company’s Annual General Meeting held June 22, 2005.

C.

Material Contracts

During the year ended January 31, 2006 there were no material contracts entered into by the Company other than contracts entered into during the ordinary course of business.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at January 31, 2006, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of January 31, 2006, being the date of the Company’s most recently completed fiscal year end.  This evaluation was carried out under the supervision and the participation of the Company’s Chief Executive Officer, Harry Barr and the Company’s Chief Financial Officer, Gordon Steblin.  Based upon the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company’s period SEC filings.  There have been no changes in the Company’s internal controls or in other factors that significantly affected or could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

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

During the Company’s most recently completed financial year ended January 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

The Auditors did not test the effectiveness of nor rely on the internal controls of the Company for the fiscal years ended January 31, 2006, 2005 and 2004.

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL REPORT

Charter of the Audit Committee of the Board of Directors

1.

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of El Nino Ventures Inc. (“El Nino”) is to provide an open avenue of communication between El Nino’s management (“Management”), the independent Auditors (“Auditors”) and the Board and to assist the Board in its oversight of the following: integrity, adequacy and timeliness of El Nino’s financial reporting and disclosure practices; process for identifying the principal financial risks of El Nino and the control systems in place to monitor them; compliance with legal and regulatory requirements related to financial reporting; and independence and performance of El Nino’s Auditors.

The Committee shall also perform any other activities consistent with the Charter, El Nino’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee’s role is one of oversight.  It is not the responsibility of the Committee to determine that El Nino’s financial statements are complete and accurate and in accordance with generally accepted accounting principles or to plan or conduct audits.  The financial statements are the responsibility of Management.  The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of El Nino’s financial statements in accordance with generally accepted accounting principles.

2.

Authority

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Auditors as well as any officer of El Nino, or El Nino’s outside counsel, to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee shall have unrestricted access to El Nino’s books and records and has the authority to retain, at El Nino’s expense, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.  Subject to Board approval, the Committee has the authority to set and pay the compensation of the advisors employed by the Committee.  The Chairperson of the Committee (“Chairperson”) or other member of the Committee so designed by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

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

a)

The Committee shall be comprised of three or more directors, one of whom shall serve as Chairperson.

d)

Each member of the Committee shall be independent, non-executive director, free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from management, El Nino, or the Auditors.

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

4.

Responsibilities

A.

With respect to the Interim and Annual Financial Statements, the MD&A, and the Annual Information Form

a)

The Committee shall review El Nino’s interim financial statements for approval of same prior to their being filed with the appropriate regulatory authorities.  The Committee shall review El Nino’s annual audited financial statements and report thereon to prior to their being filed with the appropriate regulatory authorities.  With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgements of Management with Management and the Auditors and when the Committee deems it appropriate to do so.

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

f)

The Committee shall meet no less frequently than annually separately with the Auditors and the Chief Financial Officer to review El Nino’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate.

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

c)

The Committee shall be responsible for ensuring that the Auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the Auditors and El Nino.  The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence.

a)

El Nino considers the core services provided by the Auditors to include the annual audit, tax planning and tax compliance.  The Committee shall review any engagements for non-audit services beyond the core services proposed to be provided by the Auditors or any of their affiliates, together with estimated fees, and consider the impact on the independence of the Auditors.

e)

The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

Other Committee Responsibilities

The Committee shall perform any other activities consistent with the Charter and governing law, as the  Committee or the Board deems necessary or appropriate including:

a)

Establishing and reviewing El Nino’s procedures for the receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters.

a)

Establishing and reviewing El Nino’s procedures for confidential, anonymous submissions by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

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

Composition of the Audit Committee

The following are members of the audit committee:

Michael Philpot, Spiros Cacos and Bernard Barlin.

Mr. Philpot is an independent member of the audit committee and is financially literate.  With Mr. Philpot’s extensive work history working with private and public companies as a director, Mr. Philpot has an understanding of internal controls and procedures for financial reporting.

Mr. Cacos is an independent member of the audit committee and is financially literate.  Mr. Cacos has an understanding of internal controls and procedures for financial reporting.

Mr. Barlin is an independent member of the audit committee and is financially literate.  With Mr. Barlin’s extensive work history working with private and public companies as a director, Mr. Barlin has an understanding of internal controls and procedures for financial reporting.

ITEM 16B:

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s principal executive officer and principal financial officer and will provide to any person without charge, upon request by mail but may also be made by telephone, telecopier or other electronic means of communication, a copy of such code of ethics.  The Board has adopted a Code of Business Conduct and Ethics, a copy of which is attached hereto as Exhibit 4.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm for various services in Canadian Dollars.

Services	Year ended January 31, 2006	Year ended January 31, 2005

Audit Services	$6,300	$6,300
Audit – and review – related services	$ Nil	$ Nil
Tax services	$700	$700
All other services	$ Nil	$ Nil
	$7,000	$7,000

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

As 2006 was the first year of the audit committee pre-approval process, only the audit and tax services rendered in the year ended January 31, 2006 were pre-approved by the audit committee.

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

Not Applicable

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

The following exhibits attached hereto are filed with this Form 20-F Annual Report for the year ended January 31, 2006:

Exhibit 1:

Financial Statements

Description of Document

Cover Sheet

Auditor’s Report dated April 20, 2006.

Former Auditor’s Report dated April 25, 2004

Balance Sheet as at January 31, 2006 and 2005

Statement of Operations for the years ended January 31, 2006, 2005 and 2004

Statement of Stockholders’ Equity (Deficiency) for the years ended January 31, 2003-2006

Statement of Cash Flows for the years ended January 31, 2006, 2005 and 2004

Schedule of Exploration Expenditures for the years ended January 31, 2006 and 2005

Notes to Consolidated Financial Statements

Exhibit 2:

Management Discussion and Analysis

Exhibit 3:

CEO Certification of Annual Filings

Exhibit 4:

CFO Certification of Annual Filings

Exhibit 5:

Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 6:

CEO Certification pursuant to 18 USC Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 7:

CFO Certification pursuant to 18 USC Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 8:

Code of Business Conduct and Ethics

Exhibit 9:

Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer

Exhibit 10:

Notice of Meeting

Exhibit 11:

Information Circular

Exhibit 12:

Proxy

Exhibit 13:

Supplemental Request Form

Exhibit 14:

Annual Report

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

El Nino Ventures Inc.

The Company

“Harry Barr”

Harry Barr, Chief Executive Officer

“Gordon Steblin”

Gordon Steblin, Chief Financial Officer

Date:  May 29, 2006

#