Form 20-F
period 2007-01-31
EL NINO VENTURES INC
filed 2007-06-04
CIK 1136861

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

MAY 30, 2007

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED	JANUARY 31, 2007
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT

FOR THE TRANSITION PERIOD FROM ______________ TO _________________
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
17,986,953 Shares
Indicate by check mark whether the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES		NO	X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
YES		NO	X

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

YES	X	NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer		Accelerated filer	Non-accelerated filer	X

Indicate by check mark which financial statement item the registrant has elected to follow.

X	Item 17		Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of this Exchange Act).

YES		NO	X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES		NO	X

B. Plan of Distribution	123
C. Markets	123
D. Selling Shareholders	123
E. Dilution	123
F. Expense of the Issue	123
ITEM 10. ADDITIONAL INFORMATION	123
A. Share Capital	123
B. Memorandum and Articles of Association	124
C. Material Contracts	124
D. Exchange Controls	124
E. Taxation	124
F. Dividends and Paying Agents	131
G. Statements by Experts	131
H. Documents on Display	131
I. Subsidiary Information	131
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	131

PART II

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	132
ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	132
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	132
ITEM 15. CONTROLS AND PROCEDURES	132
ITEM 16. (RESERVED)	133
ITEM 16A. AUDIT COMMITTEE FINANCIAL REPORT	133
Charter of the Audit Committee of the Board of Directors	133
ITEM 16B. CODE OF ETHICS	136
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	136
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	136
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	136

PART III

ITEM 17. FINANCIAL STATEMENTS	136
ITEM 18. FINANCIAL STATEMENTS	136
ITEM 19. EXHIBITS	137
A. Financial Statements	137
B. Exhibits	137
SIGNATURES	138
Exhibit 1 – Certificate of CEO and CFO Pursuant to Section 302 of the Sarbanes Oxley Act of 2002
Exhibit 2 – Certification of CEO Pursuant to 18 USC Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 3 – Certification of CFO Pursuant to 18 USC Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 4 – Code of Business Conduct and Ethics
Exhibit 5 – Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer

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
Radiometric

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

Sphalerite	A zinc sulphide.
Strike	The coarse or bearing of a bed or layer of rock.
Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
ThO2	The chemical symbol for thorium.
U3O8	The chemical symbol for uranium.
Uraninite	A mineral consisting of uranium oxide and trace amounts of radium and thorium and polonium and lead and helium; uraninite in massive form is called pitchblende which is the chief uranium ore.
Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The Company has a limited history of operations and has not generated any operating revenues in the period.  The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company.  This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  To date the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  There are differences between Canadian GAAP and the accounting principles that are generally accepted in the United States (“U.S. GAAP”) as applied to the Company including disclosure items.  For a comparison of these differences, refer to Note 12 to the Financial Statements.

SELECTED FINANCIAL DATA

CANADIAN GAAP

(IN CANADIAN DOLLARS)

Selected Financial Data for the Year Ended January 31

	2007	2006	2005	2004	2003
Cash	170,177	279,567	113,448	31,818	28,485
Project advances	457,547	-	-	-	-
Total Assets	3,389,941	284,220	120,569	33,000	29,679
Current Liability	87,331	16,838	49,073	19,673	52,838
Total Administrative Expenses	1,148,715	105,203	89,136	124,491	81,714
Exploration Expenses	1,879,167	153,362	63,481	2,539	4,831
Net Loss	2,973,538	240,864	152,881	127,030	86,545
Deficit	6,370,065	3,396,527	3,155,663	3,002,782	2,875,752
Weighted Avg # Shares	13,072,409	6,521,086	4,665,436	3,535,930	3,071,546
Basic Earnings (loss) per share	(0.23)	(0.04)	(0.03)	(0.04)	(0.03)

SELECTED FINANCIAL DATA

US GAAP

(IN CANADIAN DOLLARS)

Selected Financial Data for the Year Ended January 31

	2007	2006	2005	2004	2003
Cash	170,177	279,567	113,448	31,818	28,485
Project Advances	457,547	-	-	-	-
Total Assets	3,472,391	284,220	120,569	33,000	29,679
Current Liability	87,331	16,838	49,073	19,673	52,838
Future Income Tax Liability	451,544	-	-	-	-
Total Administrative Expenses	1,148,715	105,203	89,136	124,491	81,714
Exploration Expenses	1,879,167	153,362	63,481	2,539	4,831
Net Loss	2,973,538	240,864	152,881	127,030	86,545
Other comprehensive income	82,450	-	-	-	-
Comprehensive loss	2,891,088	240,864	152,881	127,030	86,545
Deficit	6,287,615	3,397,927	3,155,663	3,002,782	2,875,752
Accumulated other comprehensive income	82,450	-	-	-	-
Weighted Avg # Shares	13,072,409	6,521,086	4,665,436	3,535,930	3,071,546
Basic Earnings (loss) per share	(0.23)	(0.04)	(0.03)	(0.04)	(0.03)

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

(x)

Shares Reserved for Future Issuance; Potential Dilution

As of January 31, 2007, the Company had granted, 1,527,642 common shares for issuance upon the exercise of incentive stock options and 7,118,223 common shares for the issuance upon the exercise of warrants.  Such common shares represent a potential equity dilution of approximately 48%, based upon the number of outstanding common shares at January 31, 2007, of 17,986,953.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional common shares and may grant additional stock options and/or issue additional warrants.  At January 31, 2007 the Company had unlimited authorized but unissued and unreserved common shares.  Issuance of additional shares would be subject to Exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue common shares other than for the purposes of raising funds for property acquisition and general working capital requirements which issuance would be subject to Exchange approval.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

El Nino Ventures Inc. ("El Nino," or the "Company") was incorporated under the laws of the Province of British Columbia by registration of its Memorandum and Articles pursuant to the Company Act under the name Triple A Gold Mines Ltd.  On February 16, 1989 the name was changed to Westwego Resources Ltd. and on October 2, 1995, the name of the Company was changed to Corum Resource Corp.  On May 19, 1999, the shares of the Company were consolidated on a 12 old share for 1 new share basis.  After consolidation the authorized number of shares was increased from 1,666,666 (post-consolidation) to 100,000,000 and the name was changed to El Nino Ventures Inc.  At January 31, 2007 the Company had unlimited authorized but unissued and unreserved Common Shares.

Its head office and registered and records office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3.  The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia and the Registrar and Transfer Agent is Computershare Investor Services, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

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

B.

Business of the Company

All the mineral properties in which the Company has an interest are currently at the exploration stage.  The Company’s primary objective is to explore mineral properties.  Its secondary objective is to locate, evaluate and acquire other mineral properties, to finance their exploration and, if warranted, expansion either through equity financing, by way of joint venture or option agreements or through a combination of both. There are currently no quantifiable reserves of any minerals on any of the Company’s properties.

C.

Organizational Structure

The Company is not part of a group.

D.

Property, Plants and Equipment

The Company’s mineral properties and claims are all located in Canada, near Bancroft, Ontario and near Bathurst, New Brunswick.  In December, 2005, the Company terminated its option on the Anderson Lake molybdenum property, located in Thunder Bay, Ontario.

1.

BANCROFT URANIUM PROPERTIES, BANCROFT, ONTARIO

In March 2005, the Company entered into 2 option agreements on 8 separate properties, all located near Bancroft, Ontario.  The properties total 18 mineral claims and 126 claim units.  Detailed claim descriptions are set out below in accordance with their corresponding agreements.  The italicized text further below is excerpted from a Report entitled “Summary Report on the Bancroft Option Properties: Faraday, Cardiff and Monmouth Townships, N.T.S. 31-D/16 and 31-E/1, Southern Ontario Mining Division, Ontario, Canada, National Instrument 43-101 (“NI 43-101”) Format, for El Nino Ventures Inc.”, by T.J. Beesley, P.Eng., prepared for the Company following Mr. Beesley’s examination of the properties in May, 2005.

A.

Silver Crater Property, Bancroft, Ontario, Canada

Ownership

By an agreement dated 9 March 2005, the Company may earn a 100% interest in the Property, which is owned by a third party, for the following consideration:

		PAYMENTS	SHARES	FAIR VALUE	EXPLORATION EXPENDITURES
UPON EXECUTION OF AGREEMENT	(PAID)	$2,500	-	$-	$-
UPON REGULATORY APPROVAL	(ISSUED)	$-	20,000	$8,000	$-
ON OR BEFORE DECEMBER 31, 2005	(INCURRED)	$-	-	$-	$15,000
ON OR BEFORE MARCH 9, 2006	(PAID/ISSUED)	$5,000	10,000	$4,000	$-
ON OR BEFORE DECEMBER 31, 2006	(INCURRED)	$-	-	$-	$20,000
ON OR BEFORE MARCH 9, 2007	(PAID/ISSUED)*	$5,000	10,000	$4,100	$-
ON OR BEFORE DECEMBER 31, 2007		$-	-	$-	$30,000
ON OR BEFORE DECEMBER 31, 2008		$-	-	$-	$40,000
		$12,500	40,000	$16,100	$105,000

*These paid and issued subsequent to year-end.

Prior to earning its 100% interest, the Company may joint venture the property upon payment of 40,000 shares or $15,000 to the optionor.

The property is subject to a 3% NSR. The Company has the option to purchase 1% of the total NSR for $250,000.

The Company is required to reimburse the optionors for all related staking costs.

By agreement dated October 23, 2006, the Company optioned its Bancroft properties to CanAm Uranium (formerly Boulder Creek Explorations Inc.) (“CanAm”).  Under the terms of this agreement, CanAm may earn a 60% interest in the properties by making a cash payment of CDN $40,000 (paid) and a share payment of 275,000 common shares (received) (fair value $261,250).  An additional cash payment of CDN $25,000 (paid) and complete CDN $1,000,000 in exploration expenditures over the next two years.  CanAm may earn an additional 20% interest in the properties by issuing a further 300,000 shares and spending an additional CDN $ 1,500,000 in exploration expenditures.

The Company will remain the operator for the first two years of this agreement and will receive a management fee of 10% of exploration expenditures and cash payments of CDN $40,000 for the first year (received) and CDN $20,000 per year thereafter.

Property Title

The Property consists of 31 mineral claim units outside of Bancroft, Ontario, in the Southern Ontario Mining Division.

Property Description and Location

The Silver Crater Property consists of two separate properties, located in the Faraday and Monmouth Townships respectively:

Property Description and Location

-

The Silver Crater Prospect consists of 12 claim units, in Lots 27 – 30, Con. 15 in Faraday Townships.  These claim units are contiguous. This property is approximately 10 km west of Bancroft, Ontario.

Claim number:	4201511

These claims are in good standing until January 24, 2008.

-

The Canadian All Metals Prospect consists of 19 claim units in Lot 10, Con.9, Lots 5-8 Con. 9, Lots 6-8 + W 3/4 Lot 9, Con. 8 and N 1/2 Lot 9 Con. 9, in Monmouth Township.  The claims are contiguous.  This property lies approximately 40 km west of Bancroft.

Claim number:	3006538	4201541	4201596	4201647

All of these claims are in good standing until January 24, 2008.

B.

Halo Property, Bancroft, Ontario, Canada

Ownership

By an agreement dated 9 March 2005 and amended 14 April 2005, the Company may earn a 100% interest in the Property, which is owned by a third party, for the following consideration:

		PAYMENTS	SHARES	FAIR VALUE	EXPLORATION EXPENDITURES
UPON EXECUTION OF AGREEMENT	(PAID)	$2,500	-	$-	$-
UPON REGULATORY APPROVAL	(ISSUED)	$-	20,000	$8,000	$-
ON OR BEFORE DECEMBER 31, 2005	(INCURRED)	$-	-	$-	$15,000
ON OR BEFORE MARCH 9, 2006	(PAID/ISSUED)	$5,000	20,000	$8,000	$-
ON OR BEFORE DECEMBER 31, 2006	(INCURRED)	$-	-	$-	$20,000
ON OR BEFORE MARCH 9, 2007	(PAID/ISSUED)*	$5,000	20,000	$8,200	$-
ON OR BEFORE DECEMBER 31, 2007		$-	-	$-	$30,000
ON OR BEFORE DECEMBER 31, 2008		$-	-	$-	$40,000
		$12,500	60,000	$24,200	$105,000

*These paid and issued subsequent to year-end.

Prior to earning its 100% interest the Company may joint venture the property upon payment of 40,000 shares or $5,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 1% of the total NSR for $250,000.

The Company is required to reimburse the optionor for all related staking costs.

Property Title

The property consists of 95 mineral claim units outside of Bancroft, Ontario, in the Southern Ontario Mining Division.

Property Description and Location

The Halo Property consists of 6 separate properties, all found in the Monmouth and Cardiff Townships, located approximately 30 – 40 km west of the Town of Bancroft.

-

The Halo Prospect consists of 32 claim units, in Lots 4 - 9, Con. 18, Lots 4 - 9, Con. 16, Lots 6 – 9, Con. 15, in Cardiff Township.  The claim units are contiguous.

Claim numbers:	4201590	4201592	4201593

These claims are in good standing until December 21, 2007.

-

The Empire B Prospect consists of 8 claim units, in Lots 35, Con. 11:Lot A, Lots 1 and 2, Con. 15, in Cardiff Township.  The claim units are contiguous, and are located immediately to the west of the Halo Prospect.

Claim numbers:	4201545

These claims are in good standing until December 22, 2007.

-

The Amalgamated Rare Earth #2 Prospect consists of 16 claim units, in Lots 17 – 22, Con. 6 and Lots 18 – 19, Con. 5, in Monmouth Township.  Two of the claims are contiguous, with the third immediately to the northeast, and are located approximately 5 km southwest of the Empire B Prospect.

Claim numbers:	4201512	4201513

These claims are in good standing until December 21, 2007.

-

The Saranac Prospect consists of 16 claim units, in N 1/2 Lots 23 and 24, Con. 8, Lot 22, Con. 9, and Lots 23 – 25, Con. 9 & 10, in Monmouth Township.  The claim units are adjacent, and located between the Empire B and Amalgamated Rare Earth #2 Properties.

Claim numbers:	3006545	4200835	4206607

Claim number 3006545 is in good standing until June 3, 2007 and the remaining claims are in good standing until March 3, 2008.

-

The McLean-Hogan Prospect consists of 14 claim units in Lots 8 – 11, Con. 19 and Lots 12-14 Con. 19, in Cardiff Township.  The claim units are adjacent, and connect immediately to the north of the Halo Prospect.

Claim numbers:	3006532	3006534

These claims are in good standing until March 3, 2008.

-

The Canada Radium Prospect consists of 9 claim units, covering in Lots 6 – 9, Con 12 and N 1/2 Lot 10, Con. 12, in Cardiff Township.  The claims are contiguous, and are to the immediate southeast of the Halo Prospect.

Claim numbers:	3006535	3006536

These claims are in good standing until March 3, 2008.

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

Table:Bancroft 6 Properties Assay Results

Sample	ThO2%	U3O8%	Scint. cps	Description

CAM 3	0.05	3.02	+15K	Coarse mica (phlogopite)-pyroxene pegmatite, limonitic; outcrop; strong uraninite response
CAM 4	0.16	0.06	2600	Medium-grained augite-calcite skarn
CAM 5	0.08	<0.01	4500	Medium-grained pink-green calcite- diopside skarn
CAM 6	0.07	0.22	9000	Coarse mica (biotite) tremolite diopside skarn; uraninite response
CAM 7	0.07	0.22	+15K	Bedrock trench; pink-white calcite-diopside skarn; chip sample 1 m. uraninite response
CAM 8	0.05	0.07	9000	Coarse white calcite skarn
CAM 9	0.05	0.08	4500	White-pink calcite skarn
CAM 10	0.02	0.03	4500	White-green calcite-diopside skarn; outcrop
CR 1	<0.01	<0.01	500	Pink augite pegmatite; epidote
CR 2	0.05	<0.01	600	Coarse dark red augite syenite
CR 3	0.03	<0.01	1200	Fine red sand; milled tailings
CR 4	0.98	0.05	+15K	Coarse dark red augite pegmatite; strong uranothorite response
CR 5	0.04	<0.01	1200	Coarse pink pegmatite
CR 6	0.14	0.04	3500	augite syenite pegmatite
EMB 3	0.03	0.01	1500	Pink pegmatite 2 m-thick interbedded with grey gneiss
EMB 4	0.06	<0.01	3500	Pink pegmatite 1 m-thick
EMB 5	0.09	0.02	2500	Coarse pink pegmatite, dark patches
EMB 6	0.02	0.01	5000	Coarse pink pegmatite, dark patches
EMB 7	0.01	<0.01	2500	Pink pegmatite, quartz, dark fragments
MAC 2	0.01	0.02	1150	Micaceous, limonitic marble skarn
MAC 3	<0.01	<0.01	1700	Micaceous diopside skarn
MAC 4	0.06	0.31	12000	Heavy biotite green diopside skarn; uraninite response
MAC 5	0.02	0.12	4000	Coarse biotite green pyroxene skarn; uraninite response
MAC 6	0.01	0.08	6000	Coarse biotite marble skarn
MAC 7	<0.01	<0.01	4000	Biotite pyroxene skarn
MAC 8	0.01	0.06	3500	Coarse biotite pyroxene skarn
SAR 3	0.02	0.01	1200	Coarse-grained dark pink quartz-feldspar pegmatite
SAR 4	0.04	0.03	1950	Coarse pink feldspar-quartz pegmatite
SAR 5	0.08	0.04	1180	Dark pink medium-grained feldspar-quartz pegmatite
SAR 6	0.04	0.03	720	Medium to coarse-grained dark pinkto dark red hornblende syenite Table:pegmatite
SAR 7	0.01	0.01	630	Coarse graphic dark pink feldspar-quartz pegmatite
SC1-1	0.09	0.01	4500	Medium to coarse-grained dark pink augite syenite pegmatite; uranothorite response
SC2-1	<0.01	<0.01	10000	Coarse dark grey to pink quartz-feldspar pegmatite
SC2-2	0.10	0.02	7000	Coarse augite syenite; 50% dark
SC2-3	<0.01	0.55	+15K	Coarse –grained dark red augite syenite pegmatite; limonitic; strong uraninite response

Table:Bancroft 6 Properties Assay Results (cont’d.)

Sample	ThO2%	U3O8%	Scint. cps	Description
SC2-4	2.81	0.69	4500	Medium-grained dark green augite syenite; small flat slab in basal till; limonitic; strong uranothorite response
SC2-5	1.99	0.66	3500	As SC2-4 above; 5 m to west; strong uranothorite response
SC2-6	2.54	0.40	+15K	Coarse-grained dark pink augite (50%) syenite; strong uranothorite response
SC2-7	3.09	0.37	12000	Fine-grained weathered dark redaugite pegmatite; strong uranothorite response
SC2-8	0.80	0.04	4300	Coarse-grained dark red augite syenite; uranothorite response
SC2-9	0.56	0.07	4500	Medium to coarse-grained dark pink augite syenite; uranothorite response

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

2006 Exploration Program

A program of radon in soil gas reading, backhoe excavation, and rock sampling for U3O8 and ThO2 assaying was carried out in the vicinity of previously discovered high grade uranium mineralization on the Canadian All Metals and Silver Crater # 2 properties over a one-month period in September, 2006.  Radon readings were taken on 25-m square centres.  Areas of higher readings were excavated to bedrock and sampled.

2007 Diamond Drilling Program

A fifteen hole program of diamond drilling totalling 3,800 metres was completed beneath previous mine workings on the Halo Northwest (6 holes) and Amalgamated Rare Earth # 2 (9 holes) properties between March 16 and May 29, 2007.  The program was conducted as a joint venture, operated by El Nino Ventures Inc. with CanAm Uranium earning in.  A total of 245 samples of radioactively anomalous core was split and submitted for analysis for U3O8, ThO2 and Rare Earth Elements.  Results are pending.

2.

BATHURST PROPERTY - NEAR BATHURST, NEW BRUNSWICK

The Company entered into an Option and Joint Venture Agreement with Falconbridge Limited on May 26, 2006 relating to mineral claims and a large surrounding an area of influence (Fig.1) in the Bathurst area of New Brunswick. Subsequently Falconbridge was taken over by Xstrata plc, and the Agreement is now between Xstrata Zinc Canada (“Xstrata”) and El Nino Ventures Inc.

Property Title

The Xstrata – El Nino Ventures Option and Joint Venture Agreement comprises an area of interest that includes Ordovician aged rocks hosting the Bathurst Mining Camp and parts of the Camp that are overlain by Carboniferous aged sedimentary rocks. This area of interest includes mineral claims and two permit areas totaling the equivalent area of 6,921 unpatented mineral claims overlying approximately 111,698 hectares that are subject to the Joint Venture Agreement (the “Agreement”) between El Nino Ventures Inc. and Xstrata. The claims are either owned by Xstrata or are held under various agreements under which Xstrata may vest with an interest. The properties are located in the Bathurst Mining district of New Brunswick in the counties of Northumberland, Gloucester and Restigouche.

Under the terms of the Xstrata– El Nino Ventures Option Agreement, El Nino has the right to earn 50% interest in the properties and any mineral claims subsequently staked in the area of interest during the option period, by completing a $5.0 million dollar exploration expenditures over a two-year option period. Xstrata is also required to spend $5 million on exploration during this two year period contribution, but this expenditure is conditional upon Xstrata receiving financial support from the Province of New Brunswick.

The following technical data in italics is excerpted from the form 43-101 F1  technical report by Doug Clark, P. Geo., Consulting Geologist Dated: November 1, 2006   (Revised Dec 30, 2006) entitled Xstrata ZINC – EL NINO VENTURES BATHURST OPTION AGREEMENT, BATHURST AREA, NEW BRUNSWICK.

Xstrata has divided the Bathurst Mining Camp into 7 areas for the purposes of description 1) Brunswick Belt North, 2) Brunswick Belt South, 3) Heath Steele Area, 4) Half Mile Lake Area, 5) Mount Fronsac Area, 6) Camel Back Area and 7) Carboniferous Area.  The following table of mineral occurrences with geological resource calculations illustrates the assets that bring value to this agreement.

Table I  Mineral Occurrences with Historical Resources Estimates

	MINERAL OCURRENCES WITH HISTORICAL RESOURCES ESTIMATES
Name	URN	Date	Cu %	Pb %	Zn %	Ag g/t	Au g/t	tonnes
Flat Landing Brook	0046	1975	0.03	1.27	5.62	23		1,270,100
Devils Elbow	0285	1957	1.20					362,880
Louvicourt	0147	1964	0.42	1.23	1.00	91		136,000
Mount Fronsac North	1418	2006	0.14	2.18	7.65	40.3	0.40	1,260,000

All information in the above table except Mount Fronsac North is taken from “Economic Geology Monograph 11, Massive Sulphide Deposits of the Bathurst Mining Camp, New Brunswick, and Northern Maine; W.D. Goodfellow, S.R. McCutcheon, and J.M. Peter, 2003” page 20, Table 1, compiled by W.M. Luff.

All the grade and tonnage calculations reported in Table I should be consider as Inferred Mineral Resources as defined in the CIM Definitions Standards, November 2005.

The Flat Landing Brook deposit tonnage calculations were originally completed by Sabina Industries Ltd in 1975. The tonnage calculations were re-calculated in 1982 by New Brunswick Government geologists and published in DNRE Information Circular 83-2. A qualified person has not done sufficient work to classify the historical estimate as current resources or mineral reserves. The methodology and cut-off grades are not discussed in either publication and should be considered NI 43-101 non-compliant.

The Devil’s Elbow deposit tonnage calculations were originally completed by American Metals Co in 1957. The tonnage calculations were re-calculated in 1982 by New Brunswick Government geologists and published in DNRE Information Circular 84-1. A qualified person has not done sufficient work to classify the historical estimate as current resources or mineral reserves. The methodology and cut-off grades are not discussed in either publication and should be considered NI 43-101 non-compliant.

The Louvicourt deposit tonnage calculations were originally completed by L. Gray et al in 1964. The tonnage calculations were re-calculated in 1976 by Sabina Industries from information taken from drill results in assessment report 471255 submitted by Sabina title “Report of Work by P.K. Gummer, Nine Mile Brook Property, Sabina Industries Ltd and Essex Minerals Co, March 1976”. A qualified person has not done sufficient work to classify the historical estimate as current resources or mineral reserves. The methodology and cut-off grades are not discussed and should be considered NI 43-101 non-compliant.

Geological Resource calculations for Mount Fronsac North of taken from a paper co-authored by J.A. Walker and G. Graves titled “The Mount Fronsac North VMS deposit: A recent discovery in the Bathurst Mining Camp, New Brunswick”, 2006 in press. Tonnages and grade calculation methodology are not discussed in the paper and should be considered an inferred mineral resource and is NI 43-101 non-compliant.

As a partner Xstrata will provide expertise in advanced Airborne geophysical and ground geophysical surveys that will enable the Option Agreement to reap the rewards of a mining camp scale exploration program.

The area of interest includes 524,900 hectares overlying the Bathurst Mining Camp in northern New Brunswick, Canada (Figure 1).

FIGURE 1  LOCATION OF BATHURST  AREA OF INTEREST

The current number of mineral claims in good standing that fall within this agreement are 4,452 claims (60 individual claim blocks, totaling 72,198 ha); Order-In-Council 2004-121 (Permit 1) with 21,500 hectares and Order-In-Council 2004-443 (Permit 2) with 18,000 hectares. Total area for all claims equals 111,698 hectares. All the above mineral claims are registered under Falconbridge Inc. All of the Falconbridge past producing and producing properties have been withdrawn from this agreement as they carry environmental liabilities.

Property Description and Location

The Xstrata Zinc – El Nino Option Agreement properties are comprised of 4,452 unpatented mineral claims and 2 Orders-In-Council Permit Areas (Permit 1 & Permit 2) overlying an area of 111,698 hectares that are subject to a Joint Venture Agreement (the “Agreement”) between El Nino Ventures and Xstrata Zinc.

The properties are located in the Bathurst Mining district of New Brunswick in the counties of Northumberland, Gloucester and Restigouche. The claims can be located on National Topographic System (NTS) maps 21O/1, 21O/7, 21O/8, 21O/9, 21O/10, 21P/4, 21P/5 and 21P/12. The geographic centre of the properties is at latitude 47°27’N and longitude 66°12’W;

Table II summarizes all the properties under the option agreement. While the claims in individual groups are contiguous, not all groups are contiguous.

Table II  Claim Group Summary

	Block	Group Name	Claims	NTS	Expiry Date	Term	Work Applied	Excess Work	Hectares	Work Required	Renewal Fees
1	975	Brunswick	263	21P/05f	20-Dec-2006	24	$3,319,070	$1,083,320	4,411	$157,800	$7,890
2	1271	Loop Road	135	21P/12d	18-Mar-2007	22	$1,250,360	$197,360	2,144	$81,000	$4,050

	Block	Group Name	Claims	NTS	Expiry Date	Term	Work Applied	Excess Work	Hectares	Work Required	Renewal Fees
3	1301	Otter Brook	14	21O/08b	10-Jun-2007	22	$329,730	$12,730	290	$8,400	$420
4	1522	Heath East	16	21O/08a	29-Sep-2007	21	$478,371	($6,054)	257	$9,600	$480
5	1694	Cold Brook	623	21P/05g	7-Dec-2006	19	$2,994,348	$309,325	9,811	$373,800	$18,690
6	1828	Little Bald Mountain	202	21O/08d	13-Oct-2006	18	$1,757,709	$192,796	3,381	$121,200	$6,060
7	1834	Sabina Option	479	21P/05e	21-Oct-2006	22	$3,540,169	$657,329	7,540	$287,400	$14,370
8	1878	Moody Brook	52	21O/08c	29-Nov-2006	18	$479,500	$156,000	947	$31,200	$1,560
9	1883	Indian Lake	308	21O/08g	5-Dec-2006	22	$2,033,632	$395,210	5,003	$184,800	$9,240
10	1938	Pabineau South	181	21P/05e	22-Feb-2007	18	$1,377,055	$320,105	3,000	$108,600	$5,430
11	1959	Mount Fronsac	31	21O/08f	29-Mar-2007	22	$371,915	$127,015	436	$18,600	$930
12	2350	Orvan Brook	32	21O/09a	26-Nov-2006	14	$138,600	$16,000	490	$16,000	$800
13	2555	Fly Tent Brook	383	21O/08f	2-Sep-2007	13	$2,042,640	$901,690	6,393	$191,500	$9,575
14	2556	Portage Brook North	109	21O/08e	2-Sep-2007	13	$315,399	($51,701)	1,784	$54,500	$2,725
15	3584	PL Group	4	21P/05e	9-Jun-2007	8	$16,565	$9,715	61	$1,200	$80
16	3770	Northwest Miramichi	31	21O/08c	18-Jul-2007	7	$40,141	($159)	587	$9,300	$620
17	3779	South Middle River	38	21O/09a	31-Jul-2007	7	$62,838	$11,188	657	$11,400	$760
18	3884	SW Upsalquitch	11	21O/09d	8-May-2007	6	$15,494	$4,494	201	$3,300	$220
19	3885	Mount Fowler	10	21O/09d	8-May-2007	6	$33,919	$23,919	157	$3,000	$200
20	3928	Beehler	14	21P/05f	27-Jul-2007	6	$19,978	$5,978	231	$4,200	$280
21	4424	Devil's Elbow	15	21O/08e	29-Mar-2007	3	$10,422	$2,272	236	$3,000	$60
22	4437	South Little River Lake	42	21O/08b	8-Apr-2007	3	$13,442	$2,942	642	$8,400	$168
23	4448	Sevogle Air Strip	14	21O/01g	30-Apr-2007	3	$5,494	$1,994	213	$2,800	$56
24	4449	Mount Hay	32	21O/07h	30-Apr-2007	3	$83,872	$75,872	505	$6,400	$128
25	4451	Clearwater Stream	25	21O/01b	7-May-2007	3	$26,942	$20,692	417	$5,000	$100
26	4452	Taylor Brook	175	21P/05c	7-May-2007	3	$217,923	$174,173	2,820	$35,000	$700
27	4454	Middle River South	6	21O/09a	13-May-2007	3	$726	($774)	109	$1,200	$24
28	4456	Middle River South	6	21O/09a	13-May-2007	3	$15,000	$13,500	109	$1,200	$24
29	4457	Orlo Lake Brook	9	21O/08h	13-May-2007	3	$4,201	$1,951	141	$1,800	$36
30	4458	Boobey Brook	12	21O/01a	13-May-2007	3	$30,000	$27,000	140	$2,400	$48
31	4459	Pabineau West Block	10	21P/05e	13-May-2007	3	$25,000	$22,500	152	$2,000	$40
32	4460	Murray Brook	22	21O/09d	13-May-2007	3	$51,722	$46,222	390	$4,400	$88
33	4465	Boucher Brook	22	21O/08h	21-May-2007	3	$2,662	($2,838)	361	$4,400	$88
34	4468	Taylor Brook 5	8	21P/05c	25-May-2007	3	$2,638	$338	113	$1,600	$32
35	4509	Mount Perley	71	21O/08e	10-Aug-2007	3	$49,077	$31,327	1,138	$14,200	$284
36	4514	Mount MacIntosh	35	21O/08e	18-Aug-2007	3	$16,511	$7,761	630	$7,000	$140
37	4521	Mount MacIntosh Ext	57	21O/07h	3-Sep-2007	3	$81,420	$67,170	965	$11,400	$228
38	4525	Restigouche South	21	21O/07h	17-Sep-2007	3	$28,145	$22,895	366	$4,200	$84
39	4531	Mt. MacIntosh East Ext	18	21O/08e	23-Sep-2007	3	$2,178	($2,322)	295	$3,600	$72
40	4534	Nine Mile East	3	21P/05e	1-Oct-2007	3	$7,500	$6,750	80	$600	$12
41	4563	Rio Grande	9	21P/12c	3-Dec-2006	2	$1,089	$189	108	$1,350	$36
42	4564	Sevogle Airstrip	16	21O/01g	3-Dec-2006	2	$1,936	$336	247	$2,400	$64

	Block	Group Name	Claims	NTS	Expiry Date	Term	Work Applied	Excess Work	Hectares	Work Required	Renewal Fees
43	4565	Tingley Brook	25	21P/04f	3-Dec-2006	2	$6,982	$4,482	390	$3,750	$100
44	4566	Gordon Meadow Brook	35	21P/05f	3-Dec-2006	2	$11,629	$8,129	586	$5,250	$140
45	4568	McLaughlin Brook	15	21P/04f	3-Dec-2006	2	$4,783	$3,283	234	$2,250	$60
46	4569	North Middle River	9	21O/09b	3-Dec-2006	2	$1,089	$189	101	$1,350	$36
47	4586	South Tetagouche	14	21P/12c	31-Dec-2006	2	$4,662	$3,262	212	$2,100	$56
48	4598	The Gorge	4	21O/09a	10-Jan-2007	2	$484	$84	69	$600	$16
49	4599	Murray Lake	30	21O/09d	10-Jan-2007	2	$3,630	$630	641	$4,500	$120
50	4602	East Caribou	97	21O/09b	25-Jan-2007	2	$58,996	$49,296	1,547	$14,550	$388
51	4609	Camp Cluster	17	21P/05e	14-Feb-2007	2	$4,515	$2,815	268	$2,550	$68
52	4640	Camel Back Terry	11	21O/09c	25-May-2007	2	$955	($145)	173	$1,650	$44
53	4796	Heath Steele West	60	21O/08b	6-Feb-2007	1	$0	$0	1,084	$6,000	$240
54	4841	Duck Island	126	21P/05g	7-Apr-2007	1	$0	$0	1,719	$12,600	$504
55	4870	California Lake	102	21O/08a	18-Dec-2006	3	$52,921	$27,421	1,677	$20,400	$408
56	4871	California Lake	38	21O/08f	18-Dec-2006	3	$23,104	$13,604	691	$7,600	$152
57	4873	California Lake	26	21O/08b	18-Dec-2006	3	$16,636	$10,136	412	$5,200	$104
58	4874	California Lake	164	21O/08d	18-Dec-2006	3	$100,698	$59,698	2,741	$32,800	$656
59	4884	Taylor Brook East	36	21P/05d	27-Jun-2007	1	$0	$0	578	$3,600	$144
60	4913	Tozer Brook	79	21P/05c	16-Aug-2007	1	$0	$0	1,117	$7,900	$316
61	Permit 1	O-I-C 2004-121	1344	21P/05	16-Jun-2007	3	$1,402,978	$824,853	21,500	$268,750	$5,375
62	Permit 2	O-I-C 2004-443	1125	21P/06	29-Nov-2007	3	$774,467	$208,082	18,000	$225,000	$4,500
			4452				$23,763,862	$6,102,029	111,698	$2,429,550	$100,319

All the claim groups (“Properties”) in the above table are registered to Falconbridge Inc (Xstrata). Under the terms of the option agreement, El Nino Ventures has the mutually exclusive right to earn 50% interest in the properties by completing a $5,000,000 dollar exploration program over a two-year period. To earn 50%, El Nino must contribute $5,000,000 dollar in exploration expenditures over the two-year period, $2,500,000 million the first year and $2,500,000 million the second year. Xstrata’s contribution is conditional upon financial support from the Province of New Brunswick. To the extent that Xstrata receives its annual funds under the Grant Program from the DNR, Xstrata intends to contribute to the Programs funds of $2,500,000 in the first year of this Agreement and $2,500,000 in the second year of this Agreement.

The Bathurst Option Agreement includes an Area of Interest that encompasses the entire Bathurst Mining Camp with the exception of certain Excluded Properties that are listed as follows:

Table III  Falconbridge Inc. Excluded Properties

Property Name	Block	Claims	Date Staked	Expiry Date
HALF MILE LAKE SOUTH FALCO	1900	30	1/4/1985	1/4/2006
HALF MILE LK CENTRAL	1681	25	11/18/1983	11/18/2006
HALF MILE LAKE NORTH	1850	18	11/8/1984	11/8/2004
Grant No 12 (producing mine)
Grant No 6 ( former producing mine)
Heath Steele Watershed (former producing mine)
Mining Lease 253 – Stratmat (former producing mine)

With the exception of the Excluded Properties, further acquisitions within the Area of Interest by El Nino or Xstrata during the term of the Agreement will be subject to the terms of the Bathurst Option Agreement.

The unpatented mining claims comprising the Properties are on crown land owned by the Province of New Brunswick except Block 4056 located in North Tetagouche, Block 0975 that overlies select portions of the communities of Grand Falls and Permit 2 centred over the community of Allardville. Each 16 hectare claim requires assessment work as follows: $100 in year one, $150 in year two, $200 in year three, $250 in year four, $300 in year five to ten, $500 for each of years eleven to fifteen and $600 for each of years sixteen to twenty. The expiry date for each property is shown on Table II.

To date, a total of $23,763,862 of assessment work has been filed on the Properties. The Properties are in good standing and assessment credits are sufficient for renewal in 2006. To renew in 2006, assessment work credits of $1,256,650 are required. Current existing credits available for renewal are $6,102,029. Total renewal fees payable during 2006 will be $60,422.

The properties have not been legally surveyed. The Properties, the Excluded Areas and the Area of Interest are shown on Figure 2. All blue coloured properties in Figure 2 are part of the Xstrata Zinc – El Nino Ventures Option Agreement.

FIGURE 2  PROPERTIES & EXCLUDED PROPERTIES

Three of the Xstrata properties are subject to previous agreements and royalty provisions as follows:

1) Mount Fronsac – Block 1959 (Property 11) is subject to an Option Agreement dated August 8, 1997 between Falconbridge Inc. and Brancote Canada Limited (now Landore Resources Inc.) wherein Falconbridge may earn a 51% interest up to a 75% interest in the option property.

2) Sabina Option – Block 1834 (Property 7) is subject to an Agreement dated July 15, 1980 between Falconbridge Inc. and Sabina Industries Limited (now Sabina Resources Limited) where Sabina holds a 12 ½ % Net Carried Interest.

3) A portion of the Brunswick Property – Block 975 (Property 1), specifically claim numbers 337263 to 337289 inclusive, is subject to a 10% NPR to Terry Mersereau and Norm Pitre of Bathurst, NB.

There are no environmental liabilities to which the Properties are subject.

On crown land, a Notice of Planned Work must be filed prior to field activities such as line cutting, geophysics, geochemistry and diamond drilling. On private land, a Notice of Planned Work is also required. Any disturbed areas most be reclaimed and stumpage fees paid to the land owner. During the fire season between May and the end of October the company is required to get a work permit for the New Brunswick Department of Natural Resources.  If crossing a watercourse the company would be required to get a Water Course Alteration Permit. These permits are relatively easy to attain and come with conditions of operation. Usually such permits are obtained immediately prior to the planned work.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Properties occupy the northeast part of the Miramichi highlands that is characterized by steep rolling hills. Relief varies from 250 metres to 700 metres above sea level. Most of the area is covered by a relative thin layer of glacial till. Outcrops comprise less than 5% of the area. Three river systems, the Miramichi, the Nepisiguit and the Tetagouche drain the area. Vegetation of the Bathurst Mining District is boreal forest and comprised 65% regeneration and plantation growth and 35% mature black spruce-fir forest. Mixed maple, birch, red spruce and fir can be found on highland portions. Local growths of alder, cedar and black spruce occupy lowland and swampy areas.

The Properties are readily accessed via a network of logging roads along with some paved and all-weather secondary roads. The Bathurst Option Agreement Properties occupy parts of the Bathurst Mining Camp. Year round access is available for much of the area on Route 430, a secondary road. Winter access to some of the Properties is by snowmobile. Alternatively, snow-plowing contractors are available to clear roads for winter access.

The geographic centre of these Properties is approximately 40 kilometres west of Bathurst, New Brunswick and 60 kilometres northwest of Miramichi, New Brunswick. Bathurst is the major population centre providing supplies and services. Bathurst is serviced by the Canadian National Railway Halifax to Montreal main line. There is a seaport in Belledune, 30 kilometres north of Bathurst, which handles ocean-going ships. Brunswick Mining and Smelting (Xstrata) operates the Brunswick No. 12 deposit at a rate of 10,000 tonnes per day and ships copper and zinc concentrate through the Belledune port. Noranda also operates a lead smelter in Belledune. The former producing Caribou Mine and Mill, owned by Breakwater Resources Inc., are located within 10 kilometres of some of the Properties.

The climate in this area is temperate with four distinct seasons. Snow-fall amounts can reach two metres. Winter temperatures generally range from –5° to –20° Celsius but can dip to -40°. With the exception of a six-week period during the spring, logging operations proceed year-round and provide ready access to the Properties. Geophysical and diamond drilling activities can be conducted throughout the year although access is somewhat hampered in spring. Geological, geochemical and trenching activities are restricted to the months of June to November. The Brunswick No. 12 mining operation continues 365 days per year.

The majority of Properties and the Area of Interest are located on crown land owned by the Province of New Brunswick. Ready access is available for mining activities on these properties. Water is plentiful in the area. With mines in operation over the past fifty years, a well-trained work-force is available locally. The Brunswick No. 12 mining operation has about five years of reserves left. Any potential production from the Bathurst Option Agreement could be processed at this existing milling operation. The Caribou Mine and Mill are currently shut down but are scheduled back in operation by the spring of 2007. There are existing tailings disposal areas at Brunswick No. 12, Brunswick No. 6 and Caribou Mines.

History of the Bathurst Camp

The Bathurst Option Agreement is a large scale regional exploration program scheduled to last at least two years. The program covers an area of prospective geological units that are known to host several volcanogenic massive sulphide deposits. These deposits are well distributed throughout the area of interest.

The roots of mining in this area began with iron and in 1953 the Heath Steele Mine was discovered by airbourne magnetometer technology that was developed for submarine hunting during the Second World War. In the 1950' and 1960's most of the known and near surface sulphide deposits were discovered by prospecting or using shallow penetrating geophysical and geochemical surveys. With the progressive development of Airborne Electromagnetic and Gravity surveys it has become possible to explore mature mining camps with deeper penetrative and sensitive detection equipment.  As a result of these advancements and the gradual depletion of massive sulphide ore reserves at the Brunswick No. 12 Mine near Bathurst, New Brunswick, Xstrata Zinc has proposed a 2 year plan to discover new economic volcanogenic massive sulphide ore bodies that may exist below the previous detection limits. El Nino Ventures negotiated an exclusive right to explore with Xstrata Zinc.

As this project is a large scale project with an extensive amount of data to review it would be difficult if not impossible to report extensively on the whole area.  As a result, this report will summarize the mineral exploration that has come to El Nino Ventures as a result of this agreement.  Xstrata has divided the Bathurst Mining Camp into 7 areas based on the distribution of their mineral claims and for the purposes of description.  These are:

1) Brunswick Belt North,

2) Brunswick Belt South,

3) Heath Steele Area,

4) Half Mile Lake Area,

5) Mount Fronsac Area,

6) Camel Back Area and

7) Carboniferous Area

Note: Carboniferous Area covers eastward dip of the Bathurst Mining Camp stratigraphy beneath the Carboniferous aged sedimentary cover rocks.

The following is a description of the various areas that comprise this project.

Brunswick Belt North

The Brunswick Belt North is located 20 to 25 kilometres southwest of the City of Bathurst (Figure 3). The approximately 10 by 15 kilometre property comprises several claim blocks encircling two separate Crown Grants.  The Crown Grants host the Brunswick No. 12 and Brunswick No. 6 massive sulphide deposits. These Crown Grants comprise part of the excluded areas due to their inherent environmental liabilities. Access to the central and southern part of the belt is via Highway 430 (paved) and various secondary gravel roads. The northern part of the belt has access via the main road to Brunswick No. 12 and numerous logging roads.

The Brunswick deposits were discovered in the 1950's and began production around 1964. Most of the exploration during the past several years has focused in the vicinity of the Brunswick No. 12 deposit while attempting to delineate additional zinc-lead-silver-copper. The ore reserves of this deposit are scheduled to be depleted by 2010. As a result of the intense mineral exploration in the immediate vicinity of the Brunswick No. 12 deposit it is has been concluded that there is very limited potential for a near surface discovery of a significant sulphide body near the mine.

The most recent exploration work on the remainder of the belt included completion of a 3D seismic survey. Following up on a technical success at Halfmile Lake in 1999 with a newly developed 3D seismic technique adapted for mineral deposit detection, an approximate 36 sq km block west of Brunswick No. 6 and south of Brunswick No. 12 was covered. No anomalies comparable to the Halfmile Lake reflector were delineated as a result of the survey. Anomalies with less definition do exist in the data and these have never been tested.  It is possible that the weaker response may be due to the 65° to 70° dips of the stratigraphy in the Brunswick North area compared to the 20° to 45° dips at Halfmile Lake.

The Brunswick Horizon can be traced from north of Brunswick No. 12 to south of Brunswick No. 6. Several structural repetitions of this sulphide bearing iron formation horizon also occur in this claim package and there is still much exploration to be done.

The following mineral occurrences have been discovered in this area: Fab Main Zone, Fab East Zone, Fab West Zone, Grandroy, Flat Landing Brook Deposit, Louvicourt, Coulee and No. 6 Southwest. The following brief histories of these mineral occurrences have been taken from the Mineral Occurrence Database File on the New Brunswick Department of Natural Resources website (see the following link http://www1.gnb.ca/0078/GeoscienceDatabase/index.htm). Descriptions for the mineral occurrence files were provided by S.J. Gower (1992-93), J.A. Walker (1996) and S.A.A. Merlini (1998). Site visits and descriptions were made by E.A Brooks (1993). Assessment Report numbers are six (6) digit GEOSCAN File Numbers used to record assessment files for the New Brunswick Department of Natural Resources.

FIGURE 3  BRUNSWICK NORTH BELT

Fab Main Zone - MOD Unique Record Number 0122

The Fab Property is located between the Brunswick No. 12 and No. 6 mine sites and was originally staked in the early 1950's by Fab Metal Mines Limited. An extensive drilling program was carried out in 1953 with most of the activity concentrating on the Fab Main Zone. A total of 97 diamond drill holes were drilled on the property between 1953 and 1977. The holes were drilled to test various anomalies identified by magnetic, gravimetric, electromagnetic, induced potential, resistivity and soil geochemical surveys carried out in the area during this period. Drill logs for holes drilled between 1963 and 1966 are available in assessment report GEOSCAN File 471155. With the exception of three holes drilled west of the Main Zone in 1959 (assessment report 471153, DDH 59-1,2,3), data on earlier drilling is not available in the assessment files.  McAllister (1954, ref. 394) describes the mineralization as "the pyrite, pyrrhotite-chalcopyrite type with only a minor content of zinc and silver and little or no lead".

Rayrock Mines Limited (assessment report 471156) optioned the property and drilled one hole in 1974 (DDH 74-1) to test the mineralization at depth. The mineralized zone, intersected from 1,582 to 1,630 feet (482-496 metres), consists mainly of pyrite with minor pyrrhotite, sphalerite and chalcopyrite. The best assay results from DDH 74-1 was 5 feet (1.5 metres) grading 0.25% Cu, and 0.21% Zn.

Asarco Exploration Company of Canada Limited (assessment reports 472483 and 472636) staked the area in the late 1970’s and drilled at least one hole (82-1). They concluded that the property had been adequately tested for near-surface, massive sulphide zones.

In 1984, Brunswick Mining and Smelting (BMS) carried out magnetometer, gravity, and Max-Min II horizontal loop E.M. surveys over the prospect as part of project 218 (assessment report 473082). In 1985 (assessment report 473219), BMS carried out geological mapping, a VLF-EM survey and drilled seven holes (218-1 to 7). These holes, however, were located on geophysical anomalies west of the Fab Main Zone (see NB mineral occurrence file 1410). Hole 229-1 (assessment report 473220) was drilled in 1985 to test geophysical anomalies and to test the Fab Zone at depth. The intersection from 923 to 1,002 feet carried consistently anomalous zinc values (0.25% Zn over 9.5 metres) and possibly correlates with the Brunswick horizon. Weakly chloritic sedimentary rocks with pyrite and pyrrhotite mineralization and minor sphalerite and chalcopyrite were intersected from 1,367 to 1,480 feet and are interpreted to correlate with the Fab Main Zone. The best assay results were 0.65% Pb, 2.32% Zn, 0.12% Cu and 0.7 oz./ton Ag over 0.3 metres. Holes 229-2 and 3 (assessment report 473976) were drilled to test the Brunswick Horizon along strike to the north and south of 229-1. These two holes were also a follow up on 65-6 which intersected 0.7 metres of 3.14% Pb, 0.62% Zn, 0.5% Cu and 7.7 oz/ton Ag. The best assay result was 0.26% Pb, 1.13% Zn, 0.03% Cu and 7.54 g/t Ag over 1.5 metres in DDH 229-3.

The Fab Main Zone deposit is approximately 1,675 metres long, 9 metres wide and 400 metres deep. The tonnage has been calculated by MacLennan of DNR, 1984 (Mineral Occurrence file 0122) as having a historical resource estimate of 16,330,000 tonnes at 0.3% Cu, 0.6% Zn and 10.29 g/t Ag. Tonnage calculated by DNR is based on the dimensions of sulphide body and presented on the New Brunswick Mineral Occurrence Database website. Grade is also approximate. The original calculations and methodology used by MacLennan are not available or discussed on the DNR website. A qualified person has not done sufficient work to classify the historical estimate as current resources or mineral reserves. The above tonnage calculations should be considered NI 43-101 non-compliant.

The Fab Zone is parallel to the Fab East trend and a few hundred metres to the west. This mineralized panel is situated on the main Brunswick Horizon, which can be traced from Brunswick No. 12 to Brunswick No. 6. The style and extent of mineralization is very similar to the mineralization at Fab East. Drilling has tested this area to the 400 metre level where numerous sulphide intervals carrying minor base metals have been intersected. The Time Series Distributed Acquisition Survey (TSDAS or Titan-24) coverage recommended over the Fab East zone would cover the Fab Zone at the same time due to their proximity. This area is very conveniently situated with respect to Brunswick No. 12, which are only 5 or 6 km away along a paved highway.

Fab West Zone - MOD Unique Record Number 1256

The Fab West Zone was first drilled in 1963 (assessment report 471154, DDH 63-3, 4, 5 and 6) to follow up "long wire anomalies" in the north-west sector of the Fab property. Scattered mineralization was found in several of the holes and "lean magnetite iron formation" was encountered. Several more holes were drilled on this horizon by Fab Metal Mines in 1965-66 (see assessment report 471155). Chloritic iron formation and minor sulphide mineralization were described.

In 1984, Brunswick Mining and Smelting carried out magnetometer, gravity, and Max Min 11 horizontal loop E.M. surveys over the Fab property as part of project 218 (assessment report 473082). In 1985, BMS (assessment report 473219) conducted geological mapping, a VLF-EM survey and drilled seven holes (DDH-218-1 to 7) to test geophysical anomalies west of the Fab Main Zone and to try to locate the Brunswick horizon.  Intersections of chloritic sediment with stringer and disseminated sulphides were interpreted to represent the ore horizon.  Narrow zones (less than 0.3 metres) of fine-grained massive sulphides were intersected locally but base metal values were low. The best intersection was 0.15 metres grading 1.81% Zn, 0.36% Cu, 0.13% Pb, 1.71g/t Au and 10.63 g/t Ag in DDH 218-2.

A borehole Pulse EM survey carried out on the 1985 drill holes indicated a conductive body beneath DDH 218-4. Two more holes were drilled in 1986 (assessment report 473330) to intersect this conductor and test the argillaceous sediment horizon at depth. The PEM anomaly was explained by narrow zones of fine-grained massive pyrrhotite. The best assay was 1.21% Zn, 0.3% Pb, 0.01% Cu and 5.14 g/t Ag over 0.15 metres in DDH 218-9. Borehole Pulse EM surveys were conducted on 218-8 and 218-9 but no "off hole" pulse anomalies were found (assessment report 473688).

Grandroy - MOD Unique Record Number 1265

In 1957, Jacquet River Mines Limited (assessment report 471177) conducted an electromagnetic survey. The survey was followed up by DDH 14-2 to 14-5. Hole 14-4 was drilled to test a combined electromagnetic anomaly (anomaly J) and favourable geology. Six metres of pyrite and chalcopyrite mineralization was intersected in chlorite-quartz schist. Apparently only one analysis was done. Results were 0.68% Cu over a 0.6 metre section. Hole 14-5 was drilled beneath hole 14-4 for a deeper intersection. The same mineralized zone was intersected but there was no increase in grade.

BMS (assessment report 474189) compiled data on the Grandroy property. Most of the drilling was concentrated on the Brunswick Horizon situated in the northern part of the property. The holes drilled by Jacquet River Mines however are located in the southern part of the property and are interpreted to intersect the Headway Red Lake Horizon. BM&S drilled two holes and excavated three trenches approximately 1 kilometre east along strike of DDH 14-4 to verify the continuity of the mineralized horizon. No mineralization was encountered and Brunswick concluded that the occurrence is a mineralized shear zone rather than a stratabound unit.

The Grandroy area is situated roughly 3 kilometres south of the Brunswick No. 12 deposit in a structurally complex area where the Brunswick Horizon swings from north-south to east-west. There are thought to be three structurally repeated Brunswick Horizon intervals in this area as defined by iron formation with weak base metal signatures. A new Cu rich zone was discovered in 1995 after trenching in an area of iron cemented till. Boulders from the trenching program contained over 5% Cu and contained an average of 3.45% Cu calculated from analysis for samples collected from over 30 boulders. Diamond drilling indicated that the surface mineralization continued to depth but was confined to narrow widths.

Flat Landing Brook Deposit - MOD Unique Record Number 0046

The Flat Landing Brook property was staked by several individuals and companies since 1953 including Bayne and Isaacs (55-56), New Laguerre Mines Ltd. (1957), Riocanex, (1958), Noranda (1959-60), Coulee Lead and Zinc, Headway Red Lake, and Great Northern Development (65-68), Mattagami Lake Mines (1972 to 1974). In 1974, a Questar Mark VI input E.M. and magnetometer survey was flown (assessment report 470483) by P. Gummer of Minserv Ltd. for Sabina Industries.  Sericitic, rhyolite float containing massive sulphides was found when following up airbourne anomaly 11. The target was better defined with an I.P. survey. The Flat Landing Brook massive sulphide deposit was discovered in 1975 when the anomaly was drilled.

Management of the property was turned over to Essex in 1976. During the period 1975 to 1978, 25 holes were drilled 75-11 to 75-20, 76-5 to 76-13, Z-11-1 to Z-11-9 (assessment report 472901). The objective of the 1975-76 program was to establish surface and near surface dimensions of the ore body. The 1977-78 objective was to test the sulphide zone at depth. Sabina estimated that deposit contained 1.7 million MT grading 4.9% Zn, 0.94% Pb, 19.54 g/t Ag.

The property was optioned to Noranda Exploration Co. Ltd. in early 1981. IP, Max-Min II, proton magnetometer, gravity, soil geochemistry, and McPhar HEM were carried out in 1980-81 (assessment report 472839).  Eleven (11) drill holes were put down by Brunswick in 1981-82 (DDH 161-1-81 to 161-11-81). BMS indicates that the Flat Landing Brook deposit comprises four sulphide lenses (A,B,C and D) within a chloritic, felsic tuffaceous sequence.  A and B are the most significant horizons. They grade laterally and vertically from Zn-Pb rich massive sulphide to disseminated, pyrite-rich mineralization to magnetite-chlorite-chert-sulphide-iron formation.  The footwall is composed of fine-grained tuff interbedded with quartz augen tuff and the hanging wall is composed of felsic tuffs ranging in size from ash to agglomerate. The sulphide deposits and host rock have been intruded by an irregular mass of metagabbro which cuts off the mineralization in places.

In 1982, (assessment report 472946) additional magnetometer, gravity, Max-Min II EM, VLFEM surveys were carried out. In addition, holes 161-12-82 to 161-15-82 were drilled and extensions were drilled on holes 161-5-81, 76-5-82 to 76-8-82.  The drilling indicated the massive sulphides extend from surface to approximately 500 feet. From 500 feet to 1,750 feet, minor disseminated mineralization occurs.  Below 1,750 feet, a new zone of massive sulphides has been intersected by three drill holes. The best intersection was 19.5% Pb-Zn and 295 g/t Ag across a true width of 12.3 feet (3.7 metres) in DDH-161-7-81. D.G. Troop (1984, ref. 101) undertook a Masters thesis on this deposit. The Flat Landing Brook deposit is described as a small stratabound Zn-Pb-Ag sulphide deposit occurring in a similar stratigraphic position as the Brunswick No. 12 deposit. Host rock alteration of the footwall rocks is characterized by albitization of potassic feldspar, chloritization and locally the development of spessartine garnets. The mineralogy, texture and composition of the iron formation associated with the sulphides was detailed allowing the development of a geochemical model.  Further drilling was done by BMS in 1984-85 but this work has apparently not been filed for assessment. Assessment report 474101 details work done by BMS on the Sabina Option mineral claims from 1988 to 1990.

The Flat Landing Brook Deposit extends from surface to over 1 kilometre depth.  The deposit contains a historical resource estimate of 1.27 Mt at 1.29% Pb, 5.62% Zn, 0.03% Cu and 23 g/t Ag (Goodfellow, et al, 2003). The Flat Landing Brook deposit tonnage calculations were originally completed by Sabina Industries Ltd in 1975. The tonnage calculations were re-calculated in 1982 by New Brunswick Government geologists and published in DNRE Information Circular 83-2. A qualified person has not done sufficient work to classify the historical estimate as current resources or mineral reserves. The methodology and cut-off grades are not discussed in either publication and should be considered NI 43-101 non-compliant.

The deposit is hosted by a thin metasediment/iron formation horizon of the Brunswick Horizon situated at the contact between hanging wall rhyolitic to cherty tuff (Flat Landing Brook Formation) and footwall quartz augen tuff of the Nepisiguit Falls Formation. There is much gabbro present in the vicinity. Two types of sulphide are present: pyrrhotite - pyrite - chalcopyrite hosted by strongly chloritized and silicified tuff interpreted to represent feeder style mineralization, and finely banded pyrite-sphalerite-galena-magnetite interpreted to represent stratiform exhalative massive sulphides. The deposit is tabular in shape, strikes north-south, dips at 70° and plunges sub-vertically. Thickness of the sulphide exceeds 30m in the lowest sections of the deposit which is still open to depth.

Flat Landing Brook East - MOD Unique Record Number 0186

The ground was held by Uddlen Mines Ltd. (assessment report 471270) in the early 1950's.They drilled several holes (U-1 to U-5) but did not find any mineralization at the time.

Brunswick Mining and Smelting held the ground from 1969 to 1972. They identified geochemistry and magnetometer anomalies and found weakly pyritized boulders in the vicinity of this occurrence but the ground was allowed to lapse.

The ground was staked again by BMS in late 1974. An aerial INPUT survey identified an anomaly in the northwest part of the claim group. A grid was cut in the area of the airbourne INPUT anomaly in 1976 (assessment report 470395) and magnetometer, gravity and electromagnetic surveys were carried out. Three holes were drilled in 1976, DDH 104-1, 2 and 3 (assessment report 470395) to test a coincident magnetic, gravity and INPUT anomaly. The drill holes intersected a steeply west-dipping zone of disseminated sulphides varying from 2 to 14 metres wide comprising 4 to 25% pyrite-pyrrhotite locally accompanied by sphalerite-galena-chalcopyrite mineralization. The two southerly holes intersected magnetite iron formation. The best assay was 0.76% Pb, 1.03% Zn, 0.32% Cu and 34 g/t Ag over 0.9 metres in DDH 104-3. Rocks to the east of the sulphide zone were chloritized and contained disseminated sulphides.  Quartz-augen schist was found on the footwall side of all holes. The rocks were predominantly rhyolite tuffs with local massive rhyolite. The sulphide horizon is assumed to be correlative with the Flat Landing Brook occurrence located to the west.

BMS drilled three more holes, 104-5, 6 and 7 (assessment report 472549) in 1979 to further investigate the sulphide bearing horizon at depth and laterally. The drill holes cut a sequence of felsic tuff, tuffaceous sediment, augen schist and crystal tuff containing layers of magnetite-quartz and magnetite-chlorite iron formation. Small amounts of disseminated to semi-massive sulphide are associated with the iron formation. The heaviest sulphide intersection was 0.9 metres of 90% pyrite-pyrrhotite in DDH 104-4. The highest assay was 0.68% Pb, 1.95% Zn, 0.08% Cu and 12.7 g/t Ag over 8 centimetres in DDH-104-4. The drilling done in 1976 and 1979 covers a strike length of 366 metres.

In 1986 a borehole Pulse EM survey were carried out on three of the drill holes, DDH 104-3, 4, and 5 (assessment report 473322). BMS concluded that no anomalies were outlined that warranted further investigation. In 1990, BMS drilled one hole 63-1-90 (assessment report 474101) to test the strike potential at Flat Landing Brook. The area is underlain by the Flat Landing Brook Formation of the Tetagouche Group (MP PL91-40f).

Louvicourt Deposit - MOD Unique Record Number 0147

Gossan was discovered by L. Gray when a new road was put in from Bathurst to the Wedge and Heath Steele mines in 1964 (assessment report 471255).  The ground was staked by L. Gamble,

L. Gray, and C. Smyth and subsequently optioned by Louvicourt Goldfields Corporation. Louvicourt carried out horizontal loop electromagnetic, self potential and magnetic surveys. The self potential survey revealed several isolated anomalies, one of which was tested by holes 3 and 4. Hole 4 intersected massive sulphides including a 0.18 metre wide section grading 14.4 g/t Au, 308 g/t Ag, 8.46% Cu, 24% Pb, and 0.09% Zn.  DDH's 5 to 10 (assessment report 471192), 11 to 16 (assessment report 471258, filed under Smyth, C.) further defined the Louvicourt occurrence.

In 1966 drill holes 66-1 to 66-4 were drilled to test the continuity of the sulphide zone at depth. DDH's 66-2 and 66-3 intersected low values, while DDH's 66-4 intersected 1 metre of very high-grade, lead-zinc-copper mineralization in fractured, altered rhyolite. During 1967, holes 67-1 to 67-4 were drilled.  Logs for the 1966 and 67 holes are not available in the assessment files. The mineralization was interpreted to occur on the west limb of a fold. DDH's 17 to 21 (assessment report 471192) probed the east limb of the fold and narrow zones of base metal mineralization were intersected in some of the holes.  Louvicourt dropped their option in 1969.

P. Gummer (1966, ref. 208) prepared an undergraduate paper at Mount Allison University on the geology of the prospect. He indicates that the mineralization comprises mainly pyrite and barite with lesser amounts of freibergite, galena, sphalerite and chalcopyrite. This mineralization occurs along the upper contact of a rhyolite unit as well as within the rhyolite in sheared and brecciated zones. In a later paper, P. Gummer (1972) describes sericite, kaolinite and pyrite alteration in the footwall and chloritic alteration associated with the hanging wall of the stratabound sulphide lenses. A quartz-jaspilite-hematite rock occurring at and above the sulphide iron-formation horizon is interpreted as a fumarolic deposit.

In 1974, the property (Mining License 1171) was optioned to Sabina Industries and Essex Minerals Co. In April of the same year a Questor Mark VI input airbourne electromagnetic survey and magnetometer survey were flown (assessment report 470483, filed under Gummer). This led to the discovery of the Flat Landing Brook occurrence (URN 0046) located east of Louvicourt. Essex Minerals Company and Sabina Industries Limited carried out extensive exploration in the Nine Mile Brook area between 1974 and 1978, including further geophysical surveys in the vicinity of the Louvicourt occurrence (assessment reports 471255, 472200). In 1976, four holes DDH 76-1 to 76-4, were drilled along the "Smyth Horizon" on strike from the Louvicourt (also called Smyth deposit, assessment report 470393). Mineralization was general low grade in these holes with the best assays grading 0.07% Cu, 0.65% Pb, 1.84% Zn, 0.17 g/t Au, 5.83 g/t Ag. The following description is taken from assessment report 471255. "The Smyth sulphide deposits consist of the closely related types: 1) a mineralized breccia zone in a phacoidal rhyolite dome postulated to represent the source of the mineralization for 2) two lenses of stratabound massive sulphides consisting of pyrite, barite, Ag, Au, Zn, Pb, Cu mineralization. Associated tuffs have iron exhalite lenses of jasper, quartz hematite, magnetite, barite, and chlorite". Geological resource are calculated to be 136,000 tonnes grading 90.86 g/t Ag, 0.96g/t Au, 1.23% Pb, 1.0% Zn and 0.42% Cu (assessment report 471255, page 78).  The main sulphide zone is cigar shaped with a width of about 25 feet (7.6 metres) and a length of over 500 feet (152 metres).

BMS optioned a large property including the Louvicourt property (M.L. 1171), in 1981 and carried out induced polarization, Max-Min II (horizontal loop electromagnetic), gravity, magnetometer and soil surveys (assessment report 472839).

The Department of Natural Resources mapped the Nine Mile Brook deposit in 1980. Open File Report 80-5 states "the Nine Mile Brook deposit is a conformable lens of massive and disseminated pyrite-sphalerite-galena-tetrahedrite-barite with minor chalcopyrite, magnetite and arsenopyrite. The amount of barite apparently sets this deposit apart from the normal Bathurst type sulphide deposit.  The sulphides occur between a footwall suite of rhyolite tuff breccias, agglomerates and graphitic rhyolite, and a hanging wall dominated by mixed Fe-Mn chemical sediments and rhyolitic tuffs. "Beaumont-Smith (1987) investigated the presence of clastic sulphide fragments in the hanging wall of the Louvicourt deposit in a B.Sc. thesis at UNB. He suggests a proximal autochthonous massive sulphide classification for the deposit based on the presence of a sphalerite-galena footwall vein system possibly representing a feeder zone. The following paragenetic sequence is outlined by Beaumont-Smith: "1) initial deposition of colloform and subhedral pyrite; followed by 2) the deposition of sphalerite, galena and tetrahedrite, often as replacements of pyrite; and finally 3) the deposition of chalcopyrite, often as replacements of earlier deposited sulphides."

In 1989, BMS (assessment report 474101) drilled hole 4263-1-89 to test the north limb of the Louvicourt stratigraphy.

Mineralization in this deposit occurs as a stratiform barite-pyrite-sphalerite-galena zone within rhyolite tuffs at or very near the contact with an overlying sequence of argillaceous sediments and iron formation. Pyrite content varies within the zone from 20% to 50% with locally massive pyrite and interstitial barite. This is the only example of a deposit with significant barite known in the camp. It is also anomalous in Au, Ag with respect to other deposits with drill intersections of 0.053 oz/t Au, 4.68 oz/t Ag, 0.52% Cu, 1.87% Pb, 0.88% Zn / 7.13m. A resource calculated in 1979 estimated that the deposit contained 136,000 tonnes of 1.23% Pb, 1.0% Zn, 0.42% Cu, 2.65 opt Ag, 0.028 opt Au (this paragraph from Falconbridge Inc. Bathurst Mining Camp Data Book).

Louvicourt East - MOD Unique Record Number 1257

In 1954, Coulee Lead and Zinc Mines carried out an electromagnetic survey on claims held in the Nine Mile Brook area (assessment report 471143) but no further work was done at this time. Following the discovery of base metal sulphides on an adjacent property held by Louvicourt Mines Limited in the 1960's, induced polarization and self potential surveys were carried out on the Coulee property. Several anomalies were outlined and a total of 31 holes were drilled on the property in 1966 (assessment report 471144). Holes 6 to 10 were drilled on an S.P. anomaly located in the northwest corner of the Coulee property, about 400 metres east of the occurrence found by Louvicourt (URN 0147).  Diamond drill holes 7 and 8 intersected disseminations and stringers of sphalerite, galena and chalcopyrite in rhyolite. The best assay result was 1.8 feet (0.54 metres) grading 0.33% Cu, 2.58% Zn, 0.61% Pb in hole # 7. The mineralization is associated with up to 40% barite and a few bands of red jasper. The mineralization is located in proximity to the northeast trending Louvicourt Fault (PL 91-40f).

Headvue - MOD Unique Record Number 0148

The ground was staked by L. Gamble, L. Gray and C. Smith following the discovery of gossan by L. Gray when a new road was put in between Bathurst and the Wedge and Health Steele Mines in 1964 (assessment report 471255). Subsequently, the property was optioned to Louvicourt Goldfields Corporation, who carried out horizontal loop, E.M., S.P., and magnetic surveys. The Louvicourt sulphide body (see URN 0147) was discovered by drilling an S.P. anomaly in 1965. During the fall and winter of 1965, four holes, N-1 to N-4 were drilled to test

S.P. and I.P. anomalies at the north end of the property.  Extensive pyritic zones, some yielding low grade lead-zinc and minor copper (0.1%) in rhyolite agglomerate and tuff were outlined. The best assays were 14.7 feet (4.5 metres) grading 1.3% Zn and 0.2% Pb in DDH N-3 and 9.1 feet (2.8 metres) grading 0.5% Zn and 0.1% Pb in DDH N-4. The mineralization is described as "typical footwall-type, stringy sulphide mineralization" (assessment report 471255).

Coulee - MOD Unique Record Number 0146

In 1954, Coulee Lead and Zinc Mines carried out an electromagnetic survey on a property in the Nine Mile Brook area (assessment report 471143) but no further work was done at this time. Following the discovery of base metal sulphides on an adjacent property by Louvicourt Mines Limited in the 1960's induced polarization (IP) and self potential (SP) surveys were carried out on the Coulee property. Several anomalies were outlined and 31 holes were drilled in 1966 (assessment report 471144).  Holes 2 to 5, 18, 19, 21, 22, 24, 26, 27 and 29 to 31, were drilled near I.P. "zone 3". Disseminated pyrrhotite-pyrite-chalcopyrite mineralization was intersected at the contact of cherty chlorite-magnetite iron formation and felsic volcanic rocks. The best assays were from DDH #3 0.2 metres of 1.12% Zn, 0.02% Pb and 0.6 metres of 1.17% Zn, 0.07% Pb and DDH #4 0.15 metres of 0.72% Cu and 0.76 metres of 0.42% Cu, 0.01% Zn.

Sabina Industries Ltd. and Essex Minerals carried out exploration over a large property in the Nine Mile Brook area in the 1970's. They refer to the Coulee occurrence as Zone 17. In 1977 two holes (77-1 and 77-14) were drilled to test coincident magnetic and horizontal loop anomalies at Zone 17. The anomalies were attributed to pyrite and pyrrhotite concentrations that were intersected in the drill holes.

The Coulee Occurrence lies 2 km southeast of the Louvicourt Deposit within a sequence of interbanded felsic tuffs, iron formation, and mafic volcanics. It consists of disseminated pyrite, minor disseminated and stringer chalcopyrite and sphalerite and bands of semi massive to massive pyrite associated with banded magnetite-chlorite iron formation (this paragraph from Falconbridge Inc. Bathurst Mining Camp Data Book).

No. 6 Southwest – MOD Unique Record Number 1260

In August of 1996 three trenches excavated over the newly discovered No. 6 Southwest zone encountered disseminated and stringer base metal sulphides in addition to narrow massive pyrite zones and banded magnetite iron formation. The zone is situated in the northern portion of the eastern boundary of the Sabina property. A tier of holes drilled beneath the trench and along strike and one undercut hole all encountered similar mineralization to the mineralization exposed in the trenches. More drilling is warranted to test this horizon at depth (this paragraph from Falconbridge Inc. Bathurst Mining Camp Data Book).

Other Targets (this section from Falconbridge Inc. Bathurst Mining Camp Data Book).

A short hole drilling program in 1999 focused on a new iron formation discovered in 1996 roughly 1 km south of the Coulee Occurrence. The drill holes were short scout holes (~10m to 40m) drilled to evaluate the stratigraphy, structure and mineral potential of an iron formation occurrence in a recent trench and to locate the bedrock source of several massive sulphide boulders situated roughly 400 metres west northwest. Two of the holes in the area of the iron formation encountered chlorite-magnetite iron formation with minor galena. A bedrock source for the massive sulphide boulders has not been located.

With the exception of the Flat Landing Brook Deposit, the depth of drilling in the area of these deposits and occurrences is quite shallow. Base metal bearing iron formations are known to be situated in close proximity to Brunswick No. 12 and Brunswick No. 6 in a study by Jan Peters of the GSC. The lack of near surface conductivity in the area indicates that this may be ideal for target selection from using the Titan-24 survey.

Table IV  Summary of Previous Work for Sabina Option

Year	Company	Work Description
1953-54	Uddlen Mines Ltd.	EM and Mag surveys as well as five diamond drill holes
1953-54	Headvue Mines and New Goldvue Mines	Discover sulphide occurrence later delineated by Coulee Lead Zinc Mines.
1954-66	Coulee Lead Zinc Mines ltd.	S.P. and I.P. surveys and 31 ddh’s.
1955	Astrabrun Mines Ltd.	Line cutting, EM, gravity and S.P. surveys and soils
1957	New Laguerre Mines Ltd.	VLEM
1965-68	Coulee Lead Zinc and headway Red Lake	I.P. and S.P. Surveys
1966	Win-Eldrich Mines Ltd.	Line cutting, EM and Mag surveys
1965-67	Louvicourt Goldfields Corporation	Line cutting, HLEM, S.P., I.P., Mag, geochem, and geological surveys, as well as 30 ddh’s delineating the Nine Mile Brook (Louvicourt)
1966	Southwest Potash Corporation (AMCO)	EM and I.P. surveys
1972-74	Mattagami Lake Mines Ltd.	Regional geochem and radem reconnaissance program.
1974	Questor	Airborne EM and Mag survey on behalf of Sabina Industries Ltd.
1974-78	Essex Minerals Co.-Sabina Industries Ltd.	Follow-up work on airbourne survey, extensive geophysical (i.e., EM, Mag, I.P. and gravity) geochemical and geological s r e s Diamond
1980	Brunswick Mining and Smelting Corporation	Claims and mining licenses comprising Sabina property optioned.
1980-1994	Brunswick Mining and Smelting Corporation(Noranda)	Line cutting, EM, Mag, gravity, I.P., soil and till geochemistry, prospecting, geological mapping trenching and diamond drilling
1995-96	Noranda Mining and Exploration	Line cutting, HLEM and Magnetic Surveys, Lithogeochemical Analyses of historic drill core and outcrops prospecting trenching and
1996-99	Noranda Inc.	Line cutting, seismic survey, diamond drilling, till sampling.

Brunswick Belt South

The Brunswick Belt South area is centred approximately 35 km south southwest of the City of Bathurst (Figure 4). Access to the property is via the Taylor Brook Road and a series of secondary logging roads. The abandoned CN rail spur to Heath Steele Mine runs through the southern portion of the property. A small number of claims are located north of the Nepisiguit River, accessible via a logging road branching off Highway 430 east of Nine Mile Brook.

The Brunswick Belt South area is located immediately south of Brunswick No. 6. There are several repetitions of the Nepisiguit Falls - Flat Landing Brook contact (i.e. Brunswick Horizon) that underlie the four claim blocks that comprise this area. Historic work has focused on four main areas from north to south are Old Stump, Taylor Brook, Gilmour South, and Tozer Brook. A significant effort has gone into exploration of the Gilmour South area since 1998 where mineralized sections of up to 7.63% Pb, 13.57% Zn / 2.89m in GS-98-14, and 1.02% Pb, 9.61% Zn / 7.98m in GS-99-22 were encountered. No Brunswick Horizon had been mapped in this area prior to the discovery and subsequent work has identified several kilometers of prospective ground not previously identified.

Old Stump Area

The Old Stump area is located immediately north of the Nepisiguit River, predominantly on the Brunswick claim block but trending southward onto the Narrows Group. Drilling in the Old Stump area has focused on a fairly continuous band of cherty magnetite - chlorite iron formation situated between porphyritic rocks of the Nepisiguit Falls Formation and massive aphyric rocks of the Flat Landing Brook Formation (i.e. Brunswick Horizon). The sequence youngs from east to west and a belt of Patrick Brook Formation, which is the youngest formation of the older Miramichi Group sediments, occurs immediately east of the Nepisiguit Falls volcanic unit. Structural repetition of the Brunswick Horizon occurs along a major north-south trending thrust fault that marks the eastern boundary of the Patrick Brook sediments. The entire Old Stump belt has been thrust over a belt of Little River basalts that makeup part of the hanging wall sequence to Brunswick No. 6. Surprisingly few drill holes have tested the Old Stump area considering the presence of anomalous base metals in Brunswick Horizon iron formation and the geographic proximity to Brunswick No. 6. The following table is extracted from an assessment report summarizing the results of the drilling in the Old Stump area.

FIGURE 4  BRUNSWICK SOUTH BELT

Table V  Drill Results Old Stump Area

DDH	LENGTH	TARGET / RESULTS
6SW-97-3	295.7	Target: Undercut trench that exposed a 100 m+ zone of pyritic and chloritic argillite at the Grandroy-Old Stump horizon. Sphalerite-galena stringers at 133.2m, 3-5% pyrite.
OS-95-3	201.17	Target: Down-dip extension of copper-rich mineralization exposed in 1994 trenches. Between 88.39-89.30m: chloritized metasediment with 15-18% py+po and 2-3% cpy.
OS-95-4	356.62	Target: Gravity anomaly on down-dip side of mineralization exposed on L12+00S. Between 47.75-246.40m: Multiple layers of disseminated to semi-massive pyrite with local cpy stringers.
OS-95-6	396.24

Target: Undercut hole OS-95-3 to test for down-dip continuity of copper mineralization. Between 156.45-181.42m:  Chlorite-magnetite IF in chloritic argillites with disseminated to sub-massive pyrite and trace cpy.

This area clearly needs further evaluation. A deep penetrating geophysical method like Titan-24 would be ideally suited to evaluate this stratigraphy. The nearest formational conductive trend is associated with the Patrick Brook Formation sediments that lie roughly 500 metres to the east so the response over the Old Stump trend will not be affected.

Gilmour South - MOD Unique Record Number 1394

In 1998, Noranda Mining and Exploration Inc. (assessment fine 475150) carried out geological mapping, trenching (13 trenches), 3D Pulse EM, HLEM, magnetometer, soil and whole rock geochemistry surveys, line cutting and drilling (22 DDH totaling 9,116.3 metres on the "Narrows" property). The following are the significant results from diamond drilling: GS-95-2 intersected 6.52 metres of a mineralized black chert with a 45 centimetre massive pyrite- sphalerite-galena zone. The best value from this unit was 5.8% combined Pb-Zn over 0.45 centimetres. The remainder of GS-series drilling was designed to follow up this intersection. GS-97-1 (total length of 466.34 metres) intersected a 43.39 metre exhalative horizon that is in a similar stratigraphic position to the Brunswick No. 6 and No. 12 deposits. The mineralization appears to be syngenetic. The best assay was 8.9% combined Pb-Zn over 1.75 metres. GS-98-2 (total length of 585.22 metres) intersected a 22 centimetre interval of massive pyrite, sphalerite, and galena assaying 29.3% combined Pb-Zn.

The following is the list of assessment file reports for previous work: 472939, 483831, 471138, 471190, 471109, 471248, 471249, 471269, 472294, 472305, 471110, 471162, 471251, 471135, 472295, 471124, 471137, 471160, 471187, 471145, 471172, 471173, 471209, 471210, 471211, 471212, 471213, 472413, 470427, 471214, 471218, 472900, 472130, 472251, 472434, 472639, 472640, 472641, 472642, 473066, 473184, 473140, 473317, 473272, 474141, 474477, 474736, 474737, 474827.

Noranda Data Book Description

No outcrop occurs in the vicinity of the Gilmour South Occurrence. Drilling southward along strike from the Taylor Brook Showing indicated that the volcanic sequence and the Brunswick Horizon continued beyond what was indicated on the geology maps. DDH 95-5A intersected disseminated and wispy lead, zinc and copper mineralization in a felsic volcanic unit in addition to a significant thickness of weakly sulphidic chert and cherty rhyolite. Follow up drilling encountered massive sulphides grading 7.63% Pb and 13.57% Zn over 2.89 metres in GS-98-14 and 1.02% Pb and 9.61% Zn over 7.98 metres in GS-99-22. The longitudinal section (Figure 5) shows the drilling that was done over a three year period and the mineralized intercepts. Significant sulphidic chert and footwall mineralization/alteration occurs in nearly all the drill holes.

FIGURE 5  GILMORE SOUTH DEPOSIT – LONGITUDINAL SECTION

The Gilmour South Occurrence demonstrates dramatic thickening and pinching of the hanging wall felsic and mafic volcanic units within very short distances. It is thought that synvolcanic faults could be responsible for the rapid changes in thickness of the units. The volcanic sequence at surface is approximately 200 metres thick but in some deeper intersections the sequence thickens to greater than 500 metres. The thickness of the footwall Nepisiguit Falls Formation is up to approximately 100 metres which compares to the thickness of the Nepisiguit Falls Formation at the Brunswick No. 6 open pit mine. At the southern limit of the drilling the entire volcanic package, footwall and hangingwall, is compressed to a thickness of about 20 metres.

Recent work has focused on evaluating the projected trend of the volcanic sequence to the south. Tetagouche Group volcanics were known to occur roughly 5 kilometres to the south in the Tozer Brook area. A drill program of short holes was undertaken to try to identify the continuation of the trend in this overburden covered area and to determine the potential for more mineralization. Nepisiguit Falls Formation was identified in all of the drill hole fences. Altered and arsenopyrite bearing footwall rocks were encountered (arsenopyrite is common in the footwall at the Gilmour South Occurrence). The area with the thickest section of Nepisiguit Falls Formation occurs roughly 600 metres south of the most southerly drill holes at the Gilmour South Occurrence (~20 metre thick total volcanic sequence) and exceeds 200 metres in thickness. The Nepisiguit Falls Formation contained weakly mineralized cherty sections as at Gilmour South. A diamond drill hole to undercut this area of weak mineralization was started in 2001 but was stopped due to the shortage of water. This hole was never completed to the target depth.

Exploration in the Gilmour South area has been mainly based on geology and direct targeting on geophysical and geochemical anomalies has been hampered by the local conditions. Soil sampling conducted in the area yielded low results with only weak spurious anomalies. It is thought that glaciofluvial and glaciolacustrine deposits that overlie bedrock may mask any potential underlying deposits of volcanogenic massive sulphides. Overburden depths in the drill program varied widely over short horizontal distances from a few metres to greater than 40 metres indicating rugged bedrock topography and thick overburden. This rugged bedrock topography is also a severe impediment to interpretation of gravity surveys. The EM response of the mineralized horizon is overprinted by pronounced electromagnetic trends reflecting graphitic horizons in both the hangingwall Tomogonops Formation as well as the footwall Miramichi Group. Magnetic trends are very weak and may reflect areas where the mafic volcanics are present in the hangingwall.

Table VI  Summary of Exploration Expenditures – Gilmore South

Year	Claim Area	Type of Work	Expenditure
1987	Maritime Mining	Diamond Drilling (2 holes).	$30,245.00
1987	Gilmour Brook	Diamond Drilling (4 holes).	$ 51,022.86
1989	Gilmour Brook	Line cutting, HLEM, gravity, soil geochemistry.	$ 17,052.66
1989	FAB	Pulse EM (2 holes).	$ 5,935.22
1989	Maritime Mining	Gravity, HLEM, Mag, VLF-EM.	$10,156.00
1989	Grandroy	Line cutting, Mag, HLEM, gravity, soil geochemistry, diamond drilling (3 holes).	$ 36,162.00
1989	No. 6 Southwest	Line cutting, soil geochemistry, Mag, VLF-EM.	$ 44,565.00
1990	No. 6 Southwest	Diamond Drilling (1hole).	$ 66,742.30
1990	No. 6 Southwest	Soil geochemistry, gravity, IP	$43,534.00
1990	FAB		$49,435.00
1992	Grandroy	Trenching, diamond drilling (2 holes)	$82,627.00
1992	Maritime Mining	Pulse EM (1 ddh), diamond drilling (1 hole)	$48,546.00
1996	Brunswick Group	Line cutting, geological mapping, trenching, diamond drilling (15 holes)	$706,408.06
1997	Brunswick Group	Trenching, soil geochemistry, TDEM, HLEM, mag, VLF-EM, 3D Pulse EM, diamond drilling (36 ddh’s)	$1,654,519.83
		TOTAL EXPENDITURES to end of 1997	$2,846,950.90

Gilmour Brook-Beehler - MOD Unique Record Number 0143

Nubar Mines Ltd. drilled five holes near the northern part of the occurrence in 1953 (DDH N-1 to 5, assessment report 471248). Three of the holes (N-1 to 3) intersected iron formation and low grade, base metal mineralization. The best intersection was 0.6 metres in DDH N-1 grading 0.44% Pb and 0.25% Zn. The host rock is described as chloritic tuff with quartz eyes. The highest copper assay was 0.3 % over 2.1 metres in hole N-3.

New Jersey Zinc carried out exploration on the property immediately south of Nubar Mines Ltd. from 1954 to 1959. Following the completion of electromagnetic, self potential and magnetic surveys, ten holes were drilled, B-1 to B-10 (assessment report 471227). Several holes intersected a mineralized horizon associated with iron formation, similar to that discovered by Nubar Mines Ltd.  The highest assay obtained was 1.21% Cu over 0.4 metres in DDH B-1. Four more holes were drilled in 1956, DDH 56-1-A, 56-1 to 3 (assessment report 471228). Pyrite, pyrrhotite (up to 80%) and minor chalcopyrite (up to 0.77% Cu) occur in chlorite-sericite schist, associated with chlorite-magnetite iron formation.  New Jersey Zinc (assessment report 472320) drilled holes B59-1 and B-59-2 west of the mineralized horizon in 1959. No mineralization was encountered.

BM&S obtained the ground held by Nubar Mines and New Jersey Zinc and refer to the properties as Project 116 and Project 210 respectively. BM&S carried out soil geochemical, gravity, electromagnetic and magnetometer surveys in 1981. Using the geophysical surveys BM&S was able to trace a layer of iron formation associated with the mineralization intersected by Nubar Mines Ltd. and New Jersey Zinc across the properties for approximately 1,280 metres.

The area has recently been mapped by John Langton (DNR). According to his preliminary map the area is underlain by the Nepisiguit Falls and Flat Landing Brook formations of the Tetagouche Group and the mineralized horizon may be truncated to the south by a strike slip fault.

Table VII  Summary of Assessment Work Gilmour (Sabina Option)

GEOSCAN	Company	Work Performed	Significant Results
471190	Kontiki Lead and Zinc Mines	Gravity, electromagnetic and diamond drilling.	DDH’s K-5 to K-7; shales and phyllites
471269	J.C. UDD	Soil sampling, gravity and diamond drilling.	DDH’s U-1 to U-3; shales
471109	BM&S	Geochemical, mapping, magnetometer and gravity surveys	Assisted in locating contacts between rock units.
472295	BM&S	Mapping, diamond drilling	ddh 20-1 - 0.20% Zn, 0.13% Pb/5ft. ddh 20-3 - 0.23% Zn, 0.06% Pb/150’ Drilled down dip. ddh 20-5 - 194’ I.F. ddh 20-6 - 32’ I.F. open at depth. ddh 20-7 - 310’ I.F. open at depth
472130	Key Anacon Mines Ltd.	EM, Magnetometer and soil surveys, diamond drilling.	ddh TBL-2 - 198’ of chloritic I.F.
472641	Preussag Canada Ltd.	Mapping, magnetic VLF survey and diamond drilling.	Conductor explained by graphite.
483831	BM&S	Geophysical, geological and geochemical surveys.	Assisted in locating contacts between rock units.

Taylor Brook Road - MOD Unique Record Number 0165

In 1975, Key Anacon Mines Ltd. (assessment report 472130) staked mineral claims to cover a 4.8 kilometres strike length of coincident magnetic and electromagnetic anomalies. Magnetometer, EM-16 VLF and soil geochemistry surveys were carried out and followed up by a trenching program. A massive sulphide lens, up to 2.4 metres thick comprising mainly pyrite, was exposed. The stratigraphic sequence in the trench from east to west is acid volcanic rocks, massive sulphides, chloritic iron formation, magnetic iron formation and rhyolite. Two diamond drill holes, TBR-1 and 2, were completed by Key Anacon Mines in 1977 but they were not located near the surface showing. Chloritic iron formation was intersected in TBR-2, located 1 kilometre south of the trenches.

Brunswick Mining and Smelting (assessment report 472482) staked the property when it fell open in 1978 and carried out gravity, magnetometer, horizontal loop EM and geochemical surveys. In 1979, 8 holes were drilled (DDH 116-1 to 116-8, assessment report 472516) in the vicinity of the sulphide lens exposed by Key Anacon's trenching. The best intersection graded 13.6% Pb, 13.23% Zn, 0.11% Cu and 37.37 g/t Ag over 0.15 meters in DDH 116-4. The stratigraphy from top to bottom comprises: rhyolite and acid tuff, iron formation and tuffaceous sedimentary rocks. The iron formation is predominantly chloritic with lesser amounts of siderite, magnetite and cherty iron formation. The sulphides consist of up to 50% pyrite and pyrrhotite over a distance of 4.9 metres. The combined Pb-Zn content, however, is generally less than 1%. The sulphide zone was tested over a strike length of 610 metres.

In 1987, Brunswick drilled four additional holes north of the Taylor Brook Road occurrence (assessment report 473444). One of these holes (217-1) intersected a broad chloritized zone, more than 100 metres thick, carrying weak pyrite-pyrrhotite mineralization. This zone is located approximately 300 metres east of the mineralized lens that had previously been outlined. The highest assays were 0.62% Cu, 0.24% Zn, 0.06% Pb and 4.8 g/t Ag over 0.3 meters and 0.16% Pb, 0.73% Zn and 0.08% Cu over 0.3 metres.

Rutledge, D.W. (1989, assessment report 473676) states that "It is not clear whether this new mineralized zone represents a repetition of the Brunswick horizon due to thrust faulting or isoclinal folding, or whether it is a renewal of the Fab Zone that occurs between the No. 6 and No. 12 mines". The mineralization is associated with a combined EM-gravity-geochemical anomaly. BMS carried out further electromagnetic, gravity and geochemical surveys on selected parts of the property in 1989 (assessment report 473676).

The area has recently been mapped by John Langton of DNR. The Taylor Brook Road occurrence is hosted by the Flat Landing Brook Formation of the Tetagouche Group.

Noranda Data Book Description

The property is located approximately 27 kilometres southwest of the City of Bathurst. The showing is situated within the geographically extensive Brunswick Claim block comprising 263 claims. This claim block is situated along the southern boundaries of both the Brunswick No. 12 and Brunswick No. 6 Crown Grants, connected by a magnetic north trending section. A south-southwest trending arm of claims below the portion of the claim block located along the south boundary of Brunswick No. 6 Crown Grant also makes up the claim block and is where the Taylor Brook Showing occurs.

The Nepisiguit River separates the Taylor Brook area from Brunswick No. 6. The main access is via the Taylor Brook Road that runs east-west through the property. The terrain is gently sloping to the east-southeast and covered by a relatively thick (7-15 metres) layer of glacial till. This till is part of the Gordon Meadow Brook and Narrows esker systems. The area has relatively little relief with the exception of stream valleys and the area is estimated to have less than 2% outcrop. Thick accumulations of till are found to the west.

The Taylor Brook property encompasses a segment of the “Brunswick Belt” and is located approximately 7 kilometres south of Brunswick No. 6 and 15 km south-southeast of Brunswick No. 12. Bedrock exposure on the claim group is generally poor and definition of the stratigraphic sequence in this area is inferred largely from drill hole data. The oldest rocks on the claim group occur along its east margin and are poorly exposed. Based on drill hole data and a few small outcrops, it is believed that these comprise interbedded grey siltstone, greywacke and chloritic mudstone. Underlying the grey siltstone-greywacke sequence in the north of the claims are laminated to thinly bedded grey-green siltstones. The nature and orientation of strata on the east half of the property is further obscured by several prominent large fault zones about which intense shearing and alteration has occurred. West of a major north-northwesterly trending fault (Central Fault Zone), the stratigraphic sequence is generally well defined. Nepisiguit Falls Formation lithologies including greywackes, argillites, quartz-feldspar augen schist (at least in part reworked), cherty siltstones, chert and iron formation occur along a north-northeast trending belt. Conformably overlying the Nepisiguit Falls Formation are Flat Landing Brook lithologies.  The Flat Landing Brook sequence on the claim group comprises rhyolite lapilli tuff-agglomerate overlain by narrow argillaceous horizons that are in turn capped by thick massive rhyolite units. The Flat Landing Brook sequence is generally in fault contact with a mafic volcanic suite (Little River Formation.). This consists of pillowed basalts with minor thin, intermediate-mafic, pyroclastic horizons with numerous intrusions of gabbro and diabase.

Copper-lead-zinc mineralization in the Taylor Brook area occurs:

1)

associated with stratabound iron formation near the top of the Nepisiguit Falls Formation;

2)

as stockworks within the lower part of the Flat Landing Brook Formation;

3)

along the Central Fault Zone;

4)

within chloritic and chloritized mudstones immediately below the Nepisiguit Falls Formation (Patrick Brook Formation?).

1) Iron Formation: Analyses of drill hole data suggests that the iron formation, usually contained within cherty siltstones, is variable in character and base metal content.  On Grid 1 and 2 of the Taylor Brook property the iron formation has a known strike length of 1,350 metres.  Brunswick Mining and Smelting drilled eight holes (116-1 to 8) in 1979. Drill hole 116-1 intersected up to 50% pyrite and pyrrhotite over 4.9 metres of core; DDH 116-2, 7.6 metres of chloritic iron formation with 30% pyrite and pyrrhotite and 5.5 metres of cherty iron formation with 30% massive pyrrhotite; and minor massive galena bands were cut in DDH 116-4.  In 1993 and 1994, the iron formation was tested to a vertical depth of 760 metres. Multiple, closely spaced horizons occur in some holes while in other the iron formation is confined to a single bed.  Chlorite or chlorite-siderite-magnetite iron formation commonly grades downward into a sulphide (pyrrhotite or pyrite) rich facies. Lateral zoning of pyrrhotite-pyrite is also recognized.  Massive and semi-massive pyrite occurs below or without chlorite-mag-siderite IF between 16S and 48S within a south-plunging pyritic zone. Drill holes north and stratigraphically below the pyrite enriched zone contain bedded pyrrhotite underlying the chlorite-magnetite+/-siderite iron formation averaging 6 to 15 metres in width and grading 0.15 to 0.20% Pb. The bedded pyrrhotite intersects have similar low base metal tenures. Narrow (1 to 2 centimetres thick) beds of sphalerite-galena grading 4% Pb-Zn occur near the  top of a 2.5 to 4 metre zone of massive, bedded, pyrite exposed in a trench on line 16S. A second trench 250 metres south, exposed stockwork pyrite-chalcopyrite (1% Cu) associated with bedded magnetite-chlorite-siderite iron formation. A study conducted by Jan Peter and Wayne Goodfellow of the GSC on compositional variations of the iron formation at Brunswick No. 12, Brunswick No. 6, and Austin Brook indicated that Pb values in the 0.3% range in iron formation were very proximal to the major ore deposits.

2) Stockwork Mineralization (Flat Landing Brook): Intense chloritization and stockwork sulphide mineralization commonly occurs within the lower part of the Flat Landing Brook Formation. Host lithologies include lapilli tuffs, agglomerate and spherulitic rhyolite. Local intense silicification is also recognized within this sequence. Stringer-type mineralization may occur at different intervals within this subunit. In diamond drill hole GB-94-19 several 3 metre sections were seen to grade 1-2% combined lead-zinc. A 0.5 foot section in DDH 116-4 graded 26.83% Pb-Zn. In diamond drill holes 217-8 and 217-9, extensive chloritic haloes are located above and below the iron formations.  The chlorite-sericite bearing rhyolites contain up to 3-15% pyrite locally and minor base metal sulphides.

3) Central Fault Zones: Trenching carried out in 1994 further exposed a mineralized, north-trending fault structure roughly 300 metres east of the Taylor Brook Road trend. The shear zone / fault zone is vertical to steeply west dipping and is 9-15m wide. The Central Fault zone is truncated (?) to the north by a younger thrust sheet but can be traced to the south for more than three kilometres. Copper, and lesser amounts of lead-zinc, occurs in siliceous or silicified lenses at the north end of the Central Fault Zone.

The following table summarizes previous work completed on the Brunswick Claim block:

Table VIII  Summary of Previous Work - Brunswick Claim Block

Year	GEOSCAN	Company	Work Performed
1953	471138	Conwest Exploration Company Ltd. (M.J. Boylen Group #18)	Mag, EM
1953	471142	Coulee Lead-Zinc Mines Ltd. (Pabineau River Group)	EM, Mag
1953	471226	New Highridge Mining Corp. Ltd. (Project 34A)	Mag, Resistivity, Gravity, 12 ddh’s (H-1 to H-12)
1953	471270	Uddlen Mines Limited (Project 16)	Mag, EM, 5 ddhs (U-1 to U-5 - 2496 ft [761m]).
1953	472316	Maritimes Mining Corp. Ltd. (FAB Property - Project. 29)	12 ddhs (H-1 to H-12 renamed as M-1 to M-12 - 8641 ft. [2633.78m]).
1954	471100	Bathurst Mining Corporation Ltd.	Mag, EM, 5 ddh’s (B-1 to B-5 - 4078 ft. [1233.83m]).
1954	471109	Brunswick Mining Corporation Ltd. (Project 20, Prospector Group)	Soil Geochemistry
1954	471139	Conwest Exploration Co. Ltd. (Group 40)	Gravity, EM, 13 ddh’s.
1954	471227	New Jersey Zinc Company of Canada (Beehler Group)	PEM, Mag, Self-potential. 10 ddhs (B-1 to B-10 - 5397 ft. [1645m]).
1954	471248	Nubar Mines Ltd. (Project 17A)	Resistivity, mag, 9 ddh (N-1 to N-9 - 1446m).
1954	471249	Nubulama Gold Mines (Project 19A)	EM survey, local gravity profiles, 7 ddhs (ND-1 to ND-7 - 1145m).
1954	471269	Stratmat Ltd. (J.C. Udd Option, Grp. A4)	EM, soil geochemistry, gravity
1955	472294	Bathurst Mining Corporation Ltd. (Project 20-Prospector Grp.)	Gravity, soil geochemistry
1955	472301	Bathurst Mining Corporation Ltd. (No. 6 Property)	Mag, soil geochemistry
1956	471228	New Jersey Zinc Mines Ltd.	4 ddhs (# 56-1, 1A, 2, 3, - 2858.5 ft. [871.27m]).
1956	472305	Bathurst Mining Corporation Ltd. (Project 20)	4 ddhs (#1 to 4 - 3129 ft. [953.72m]).
1957	471110	Bathurst Mining Corporation Ltd. (Project 20)	3 ddhs (#5 to 7 - 1608 ft. [490.12m]).
1957	471178	Jacquet River Mines Ltd. (Project 14A & B)	HLEM, 1 ddh (14-1 - 477 ft. [145.39m])

Year	GEOSCAN	Company	Work Performed
1957	471194	Lucky Lake Mines (Property #9)	Geological mapping
1957	472317	Maritimes Mining Corp. Ltd. (FAB property)	3 ddhs (21, 29-15, M-14 - 1676 ft. [510.84m])
1958	471177	Jacquet River Mines Ltd. (Project 14).	Line cutting, Turam EM, 4 ddhs (14-2 to 14-5 (1991 ft. [606.86m]).
1959	471153	FAB Metal Mines Ltd. (Pabineau River Group)	HLEM, Mag, resistivity, 3 ddhs.
1959	472319	Maritime Mining Corp. Ltd. (Project 30).	Loop-Frame EM, 6 ddhs.
1959	472320	New Jersey Zinc Mine Ltd.	2 ddhs (59-1 and 59-2 - 387 m).
1960	471135	Consolidated Mining & Smelting Company of Canada Ltd. (Tandem, Nictau, and Gilmour Grps).	Geological mapping, EM
1960	471198	Maritime Mining Corp. Ltd.	Line cutting (142 km), Magniphase EM (142 km), geological mapping.
1960	471199	Maritime Mining Corp. Ltd. (Project 30)	Magniphase EM, AFMAG EM, 1 ddh #30-5 (308 ft. [94 m]).
1960	472273	Combined Metal Mining Ltd. (Project 34A)	2 ddhs (34A-15 and 34A-16 - 1232 ft. [3755 m]).
1960	472295	Bathurst Mining Corporation Ltd. (Project 20)	2 ddhs (8 and 9 - 1500 ft. [457m])
1962	471154	FAB Metal Mines Ltd.	Gun EM, 8 ddhs (62-1 to 62-8).
1963	471128	Combined Metal Mining Ltd. (Project 34A, ML 850)	Residual Gravity, Gun EM
1963	471154	FAB Metal Mines Ltd.	5 ddhs (1963-1 to 1963-5 - 1641 ft. [500 m]).
1963	471200	Maritime Mining Corp. Ltd. (Project 29)	General geology, gravity, 1 ddh (29-16 - 1222 ft. [372.47m]).
1963	471201	Maritime Mining Corp. Ltd. (Project 30)	Gravity
1963	472347	Jacquet River Mines Ltd. (ML 848A)	Gravity, 1 ddh (14-6 - 606 ft. [185m]).
1964	471155	FAB Metal Mines Ltd.	Gravity, 6 ddhs (2351 ft. [716m]).
1964	471155	FAB Metal Mines Ltd.	Mag, diamond drilling.
1964	471202	Maritime Mining Corp. Ltd. (Project 30)	1 ddh # 30-7 (1183 ft. [360.58m] ).
1964	472274	Combined Metal Mining Ltd. (ML 850A)	4 ddhs (34A-17 to 34A-20 - 1841 ft. [561.14m])
1965	471129	Combined Metal Mining Ltd. (ML 850A)	8 ddhs (34A-21 to 34A-28), Mag (Sharp MF-1), Picket lines (13 km).
1965	471155	FAB Metal Mines Ltd.	IP and resistivity
1965	471179	Jacquet River Mines Ltd. (Project 14A and B)	Soil geochemistry, 3 ddhs (14-7 to 14-9 - 2075 ft. [632.46m]).
1965	472318	Maritime Mining Corp. Ltd. (Project 29, ML 846A).	Gravity, ddh, heavy metal geochemistry.
1966	471137	Consolidated Red Poplar (Property #4)	Mag, geology, two lines IP.
1966	471247	North Rock Exploration (ML 2024)	Local mag and EM, 1 ddh (NR-3 - 157m).
1966	471265	Sullico Mines (Kierans B property)	Cold extraction geochemistry survey.
1967	471145	Coulee Lead and Zinc Mines Ltd. (Gamble Group)	Self potential, line cutting.
1967	471173	Headway Red Lake Gold Mines (North Nepisiguit River)	Self-potential, geological mapping.
1967	471273	Urban Quebec Mines Ltd. (ML 10494-8630-8631).	EM, mag, soil geochemistry, 1 Winkie drill hole.
1967	472326	Urban Quebec Mines Ltd. (Pabineau Brook claims)	23 ddhs (66-1 to 66-16 and U66-1 to U66-7); soil geochemistry.
1969	471164	Grandroy Mines Ltd. (Project 14)	1 ddh (14-13 - 1472 ft. [448.67m]).
1969	471165	Grandroy Mines Ltd. (Project 14)	2 ddhs (14-14 to 14-15 - 2623 ft. [799.49m]).
1969	471229	New Jersey Zinc (Nepisiguit Falls Group)	Soil geochemistry, line cutting.
1970	471130	Combined Metal Mines Ltd. (Project 34A)	Soil geochemistry
1970	471166	Grandroy Mines Ltd. (Project 14)	4 ddhs (14-16 to 14-19 - 2013 ft. [613.56m]).
1971	471158	First Maritime Mining Corp. Ltd. (ML 847-A)	Dual coil EM.

Year	GEOSCAN	Company	Work Performed
1971	471159	First Maritime Mining Co. Ltd. (ML 846A)	EM, mag.
1973	471242	Noranda Exploration Co. Ltd. (Knights Brook Group)	Mag, RADEM (filtered), CEM horizontal Shootback, SE-200.
1973	471243	Noranda Exploration Co. Ltd. (Knights Brook Group)	I.P., 1 ddh (KB-73-1 - 803 ft. [244.75m]).
1974	471117	BM&S Corporation Ltd.	Horizontal Shootback EM, mag, 4 ddhs (C-1 to C-4 - 3254 ft. [991.82m]).
1974	471156	Rayrock Mines Ltd. (FAB Metal Mines Property)	1 ddh (74-1 - 1905 ft. [580.64m]).
1975	471118	BM&S Corporation Ltd. (project 104)	Magnetometer, Horizontal Shootback (CEM), soil geochemistry.
1975	471119	BM&S Corporation Ltd.	2 ddhs (C-4 (deepening) and C-5 -843 ft. [256.95m]).
1975	471206	McDonough Syndicate (BBB group)	2 ddhs (BBB-1 and BBB-2 - 1375 ft. [419.1m]).
1975	471207	K.J. McDonough with Noranda Exploration (MMM Claim Group).	Mag, CEM
1976	470337	K.J. McDonough with Noranda Exploration (MMM Claim Group).	3 ddhs (MMM-76-1 to MMM-76-3 961 ft. [292.91m]).
1976	470395	BM&S Corporation Ltd. (Project 104)	Mag, gravity, CEM, PEM, 3 ddhs (104-1 to 104-3 - 2505 ft. [763.52m]).
1977	470441	Conwest Exploration Company Ltd. (Jacquet River Group)	Soil sampling, HLEM, Mag, trenching.
1977	472130	Key Anacon Mines Ltd. (Taylor Brook)	Mag, EM-16 (VLF), soil geochemistry, trenching, 2 ddhs (TBR-1 and TBR-2 - 700 ft. [213.36m]).
1977	472142	BM&S Corporation Ltd. (ML 1244)	1 ddh (105-1 - 1207 ft. [367.89m]).
1977	472143	Rayrock Mines Ltd. (FAB Metal Mines Property)	1 ddh (77-1 - 1906 ft. [580.95m]).
1979	472477	Metallgesellschaft	Fluxgate Mag
1979	472482	BM&S Corporation Ltd. (Gilmour Brook Property)	Line cutting (45.7 km), Mag, gravity, HLEM, soil geochemistry.
1979	472483	Asarco Exploration Company of Canada Ltd.	IP and resistivity, VLF, Mag, HLEM
1980	472516	BM&S Corporation Ltd. (Project 116 - Gilmour Brook).	9 ddhs (116-1 to 116-7, 116-7A and 116-8 - 4550 ft. [1386.84m]).
1980	472549	BM&S Corporation Ltd. (Project 104)	3 ddhs (104-4 to 104-6 - 3320 ft. [1011.94m]).
1980	472581	Asarco Exploration Company of Canada Ltd.	Soil geochemistry
1980	472636	Asarco Exploration Company of	HLEM
		Canada Ltd.
1982	472799	BM&S Corporation Ltd. (Project 209-Lavigne’s Brook Group)	Line cutting, soil geochemistry, gravity, mag, HLEM, geological mapping.
1982	472800	BM&S Corporation Ltd. (Project 210-Beehler Grp)	Line cutting, soil geochemistry, gravity, mag, HLEM, geological mapping.
1982	472889	BM&S Corporation Ltd. (Project 116 - Gilmour Brook)	Line cutting (63.25 km), soil geochemistry, gravity, mag, HLEM, geological mapping.
1982		BM&S Corporation Ltd.	Line cutting, gravity, HLEM
1984	472989	BM&S Corporation Ltd. (Project 122 - Grandroy Option).
1984	473075	BM&S Corporation Ltd. (ML 1244)	Line cutting (22.2 km), Max-Min II (19.47 km), Proton Mag (22.53 km).
1984	473082	BM&S Corporation Ltd. (Project 218-FAB).	Line cutting (44.4 km), HLEM, gravity, mag, geological mapping of float.
1984	473085	BM&S Corporation Ltd. (Mersereau-Pitre Option)	HLEM, line cutting, gravity, mag.
1985	473202	BM&S Corporation Ltd.	1 ddh (105-2 - 1052 ft. [320.65m]), VLF-EM.
1985	473219	BM&S Corporation Ltd. (Project 218 - FAB).	VLF-EM, geological mapping, 7 ddhs (218-1 to 218-7 (12486 ft. [3805.7m]), PEM (ddhs 218-1 to 218-7).
1985	473220	BM&S Corporation Ltd. (Mersereau-Pitre Option)	2 ddhs (229-1 - 1741 ft. [530.65m] and part of 218.7 - 1530-1780 ft. [466.3542.5m] - hole 218.7 was divided over two properties). Geological mapping, HLEM.

Year	GEOSCAN	Company	Work Performed
1986	473236	BM&S Corporation Ltd. (Project 122 - Grandroy).	1 ddh (122-2 - 846 ft. [257.86m]).
1986	473322	BM&S Corporation Ltd. (Project 104- #6 SW property).	Pulse EM of holes, 104-3, 104-4, and 104-5.
1986	473330	BM&S Corporation Ltd. (Project 218-FAB).	Pulse EM (ddh 77-1), 2 ddh’s (218-8 and 218-9 -2740 ft. [835.15m]).
1986	473332	BM&S Corporation Ltd.	Down hole EM (ddh #105-2)
1987	473360	BM&S Corporation Ltd. (ML 1254) (Combined Metals Property)	2 ddhs (103-1 and 103-2)
1987		BM&S Corporation Ltd. (Project 217-Gilmour Brook)	4 ddhs (217-1 to 217-4 - 739 m).
1989	473676	BM&S Corporation Ltd. (Project 217-Gilmour Brook)	Line cutting, HLEM, gravity, soil geochemistry.
1989	473688	BM&S Corporation Ltd. (Project 218-FAB)	Pulse EM (ddhs 218-8 and 218-9).
1989	473759	BM&S Corporation Ltd.	Gravity, mag, VLF-EM, HLEM.
1989	473809	BM&S Corporation Ltd. (#12, Grandroy, and Pabineau claims)	Line cutting, mag, HLEM, gravity, soil geochemistry, 3 ddhs (122-3 to 122-5 - 1653 ft. [503.83m]).
1989	473831	BM&S Corporation Ltd. (Project 104)	Line cutting, soil geochemistry (1763 samples), mag, VLF-EM.
1990	473855	BM&S Corporation Ltd. (Project 104)	1 ddh (104-7 - 2597 ft. [791.6m])
1990	473969	BM&S Corporation Ltd. (Project 104)	Soil geochemistry, gravity, IP
1990	473976	BM&S Corporation Ltd. (Project 218, FAB)
1992	474189	BM&S Corporation Ltd. (Project 122-Grandroy)	Trenching, 2 ddhs (122-6, 122-7 - 467.5m).
1992	474197	BM&S Corporation Ltd. (Maritime Mining Property)	1 ddh (105-3 -1557 ft. [474.6m]), Pulse EM (ddh 105-3).
1996	474737	BM&S Corporation Ltd. (Brunswick Group)	Line cutting, geological mapping, trenching (1180m), 16 pits, 15 ddhs (217-5 to 217-15 - 4529m); (GB-94-16 to GB-94-20 - 3650.6m).
1998		BM&S Corporation Ltd. (Brunswick Group)

Line cutting and Mag survey 33.3 Km , Soil Geochemistry (690), Trenching (23 trench 3185m) , Diamond Drilling (36 ddh, 9664.5m), 3D borehole pulse over 9 ddh,  EM, Time Domain Electromagnetic  Surveying, Pionjar Survey (161) and till sampling (115),  Assay Analyses and Whole Rock Lithogeochemistry

Heath Steele Area

The Heath Steele property is situated approximately 65 kilometres southwest of the City of Bathurst, and 50 kilometres northwest of the town of Miramichi, and is accessible via Highway Route 430 (Figure 6). The property hosts a number of volcanogenic massive sulphide deposits with varying volumes and shapes, from which a total of approximately 22.3 million tonnes of ore was mined. The largest single zone was the Heath B Zone, which produced approximately 19.7 million tonnes, with an average grade of 1.75% lead, 4.76% zinc, 0.98% copper, and 65 grams per tonne silver. This constituted the ore grade portion of nearly 70 million tonnes of accumulated sulphides. The sulphide bearing horizon has a strike length of 1,500 metres, down dip extent of 800 metres and thickness up to 60 metres.

The ore minerals were extracted from several different sites with occasional brief closures from 1957 to 1958, 1962 to 1983, and 1989 to October 1999. Production ceased in 1999 and the site was permanently closed. The site is currently under rehabilitation, with most of the mine and mill buildings removed.

This area has been withdrawn from the agreement due to the on going reclamation and environmental liabilities except for the six following properties that surround the Heath Steele-Stratmat area:

Otter Brook

Block 1301

Heath East

Block 1522

South Little River Lake

Block 4437

Heath Steele West

Block 4796

California Lake

Block 4870

California Lake

Block 4873

McCormack East - MOD Unique Record Number 1135

The following property history is excerpted from BM&S assessment report 474079 by G. Frotten (1991).

“In 1955, Lake Expanse Gold Mines (assessment report 471421) held a large block of ground that included this occurrence. They conducted drilling (5 holes LE-1 thru 5) but only one of these (LE-5) is on the present BM&S property, north of the occurrence, and intersected 83 m of gabbro. In 1974, Heath Steele Mines (assessment report 471404) staked ground north of the present BM&S group on what is now BM&S' Moon Lake Group. The land was staked on the basis of anomalous soil and rock samples. They also outlined anomalies with TURAM-EM and Mag. In 1976, (assessment report 472148) BM&S carried out extensive IP, EM, Mag and gravity surveys and outlined 7 IP anomalies. In 1978, (assessment report 472239) Cominco flew airbourne Dighem II EM and Mag surveys over a large area including the western part of the BM&S block. In 1980, Cominco (assessment report 472650) drilled 1 hole RL-1 on the west shore of Roger Lake. In 1988, BM&S (assessment report 473598) established a grid and conducted soil geochemistry, Mag. VLF-EM and HLEM surveys. This work showed two VLF targets and several Mag anomalies. This property is referred to as McCormack East project # 4235. In 1988-89, BM&S (assessment report 473886) conducted additional soil geochemistry, Mag, VLF-EM and HLEM surveys on the property. As a result, several trenches were excavated.

One of these uncovered a 3 m exposure of massive sulphides with grab samples assaying 9.24% Pb, 10.73% Zn, 0.11% Cu, 223.51 g/tonne Ag and 0.55 g/tonne Au. The trenching was followed up by three drill holes (4235-89-1, -2, -3). The best composite assay from these was from hole 4235-89-2 and yielded 1.48% Pb, 2.65% Zn, 0.18% Cu, 20.88 g/tonne Ag and 0.15 g/tonne Au over 2.71 m. In 1990, BM&S (assessment report 474079) conducted work over the original property and the west extension. This work included pionjar sampling, VLF-EM, and Mag surveys, trenching and diamond drilling two holes (4260-90-4 and -5). Hole 90-4 was drilled to test the McCormack showing with disappointing results 0.005% Cu, 0.89% Pb, 1.26% Zn 4.1 g/t

FIGURE 6    HEATH STEELE AREA

Ag and 0.032 g/t over 0.63 m. Hole 90-5 was drilled to test the Barrett showing but gave disappointing results.” The following is a list of DNR assessment reports that cover the McCormick East occurrence: 470965, 471358, 471363, 471404, 471420, 471421, 471459, 471509, 471529, 472148, 472233, 472239, 472650, 472679, 473385, 473598, 473767, 473886 and 474079

Halfmile Lake Area

Half Mile Lake Area is located along the western edge of the Bathurst Mining Camp (Figure 7).  Other than the Half Mile Lake deposits which are excluded from the Xstrata – El Nino Option Agreement, the only known mineral occurrence is Venning Mountain (URN 1158).

Venning Mountain – MOD Unique Record Number - 1158

The Venning Mountain occurrence is a minor occurrence consisting of pyrite-chalcopyrite stringer mineralization within chloritic sediments spatial associated with altered quartz feldspar porphyry believed to be Nepisiguit Falls Formation felsic volcanics. The initial discovery was by Texasgulf Sulphur Co in 1960 (assessment file 472153) who drilled one hole. D.N.R. database states, “Sulphides occur as streaks & disseminations in chloritic sediments & associated with quartz veins”.

Mount Fronsac Area

This area is host to five (4) significant massive to disseminated sulphide deposits that can be divided into two groups (Figure 8). By property they are the Devils Elbow deposit, TV Tower and the Mount Fronsac deposits. Their descriptions are as included below.

Devils Elbow – MOD Unique Record Number 0285

Surveys performed on the property consist of airbourne electromagnetic (Input and MegaTEM I) and magnetometer geophysical surveys, line cutting, horizontal loop electromagnetic, VLF-EM, induced polarization/resistivity, self potential, magnetometer, gravity, radiometric surveys, stream silt geochemistry, soil geochemistry, till geochemistry, lithogeochemistry, geological mapping and trenching and diamond drilling. Down hole pulse-EM and resistivity surveys were completed on several drill holes. Core sample assaying and whole rock geochemistry was undertaken to determine metal grade and thickness of anomalous intervals. Geoscientific compilations have been completed to model the geological environment and the mineral potential of the area. A summary the various historical data files are presented in chronological order in Tables IX to XII below:

Table IX  Summary of Historical Surveys – Devils Elbow Regional

Year	Reference	Company	Type of Survey
2000	Confidential	Noranda Inc.	MegaTEM airbourne survey
1996		NBDNR	96-8A apparent conductivity, 96-8B residual total field Mag., 96-D equivalent Th/K, 96-E Potassium. Mutli-parameter airbourne geophysical survey.
1995	MP 95-6A	NBDNR	Devil’s Elbow Brook area 21 O/08e - geology.
1990	GSC-OF 2236	GSC	Till geochemistry
1990	473918	Falconbridge	Aerodat AEM and Mag
1988	OFR-89-23, 24, 28, 29	NBDNR	Geocompilation reports and maps
1981	OF-81-6	NBDNR	Stream Sediment Geochemistry (Cu, Pb, Zn, Mn, Fe, Mo, Ag, U)
1978-79		Conwest	AEM and Mag.
1976	471658	T.W. Riordon	Input AEM and Mag.
1968	471648	Red Rock Mines	Airborne Mag and EM
1967	471572	Devil’s Elbow Mines	AEM and Mag.
1955	471616	Middle River Mining	Airborne Mag

FIGURE 7   HALFMILE LAKE AREA

FIGURE 8  MOUNT FRONSAC AREA

Table X   Summary of Historical Surveys – Devil’s Elbow Main Zone

Year	Reference	Company	Type of Survey
1981-83	472908	Brunswick Mining & Smelting	Soil geochemistry, Mag, HLEM, gravity, trenching, diamond drilling (5 holes), lithogeochemistry.
1973-74	471584	Hanna Mining	Two diamond drill holes (73-1, 73-2)
1973-74	471583	Hanna Mining	EM-25 (Comp. of earlier IP)
1967	471571	Devil’s Elbow Mines	Gravity (4N-12S), IP (73S-91S), EM.
1966	471570	Devil’s Elbow Mines	Soil geochemistry, geology, DDH sections 48S and 60S; IP 20N to 20S, 48, 56, 60S; ddh’s 1-65 to 8-65.
1962	471555	Cominco	Soil and silt geochemistry, one diamond drill hole (DE-1).
1956-57	471534	American Metals Co. Ltd.	Geological, geochemical and geophysical surveys (gravity, Mag, VLF-EM, drill hole EM); 5,362 meters of diamond drilling in 39 holes.

Table XI Summary of Historical Surveys – Devil’s Elbow East Zone and East Elbow

Year	Reference	Company	Type of Survey
2000	Confidential	Noranda Inc.	One drill hole, DE00-1
1981-83	472708	Brunswick Mining and Smelting	Soil geochemistry, Mag, HLEM, gravity.
1979	472411	Conwest	HLEM, Mag, trenching.
1976	471684	UMEX	Chief’s Plateau area DDH’s LE 1 to LE 5.
1969	471649	Red Rock Mines	Soil geochemistry (Chief’s Plateau), EM and Mag.
1968	471572	Devil’s Elbow Mines	EM survey (Chief’s Plateau), geology, gravity (Chief’s Plateau).
1967	471645	Red Rock Mines	DDH’s 4-66, 7-66; geology.
1967	471571	Devil’s Elbow Mines	IP, DDH’s 1-66 to 9-66, EM, soil geochemistry (Chief’s Plateau area).
1966	471570	Devil’s Elbow Mines	Soil geochemistry, IP, DDH’s 1-65 to 8-65.
1962	471555	Cominco	Soil and silt geochemistry.

Table XII  Summary of Historical Surveys – Devil’s Elbow, TV Tower & Central Zone

Year	Reference	Company	Type of Survey
2000	Confidential	Noranda Inc.	Line cutting, HLEM, VLF EM, Mag
1999	Confidential	Noranda Inc.	Line cutting, HLEM, VLF EM, Mag, Gravity, Trench
1997	475022	Noranda Mining &	VLF, Mag, soil geochemistry (Cu, Pb, Zn, Ag)
		Exploration Inc.
1981-83	472908	Brunswick Mining & Smelting	HLEM, Mag, soil geochemistry
1979	472411	Conwest	HLEM, Mag, trenching.
1968	471581	Hanna Mining (Kitchen Claims)	Mag and EM, gravity.
1967	471645, 471646, 471647	Red Rock Mines	Soil geochemistry, geology.
1967	471598	Herbert Kitchen (Hanna Mining Co.)	Geological, soil geochemistry, IP (chargeability and resistivity), one diamond drill hole 10-66.
1961-62	471626	New Jersey Zinc	Soil geochemistry, HLEM, Mag, VLF-EM, SP, two ddh’s TV-1-61 and TV-2-61.

The Devils Elbow deposit was discovered by the American Metals Company Ltd. in 1956-1957 (assessment report # 471534). This work was undertaken to follow-up an airbourne geophysical anomaly and included gravity, magnetometer, very low frequency electromagnetic, down-hole electromagnetic surveys. The anomalies detected as a result of these surveys were tested with 39 diamond holes for a total 5,362 metres. The American Metals Company reported the discovery in 1956 of the Devils Elbow Main Zone deposit. This was the result of ground exploration to investigate an airbourne geophysical anomaly. Approximately 5,362 metres of drilling in thirty-nine (39) holes was completed and several zones of disseminated to massive sulphides were outlined. Tonnage estimates reported by A. Williams of the New Brunswick Department of Natural Resources in 1974 place the historical resource estimate at 362,880 tonnes of massive sulphide with an average grade of 1.2% copper and an historical resource estimate of 154,224 tonnes of disseminated sulphide with an average grade of 0.7% copper (Carroll, B., 1984). The exact methodology used in the tonnage calculations is not presented in the article. A qualified person has not done sufficient work to classify the historical estimate as current resources or mineral reseves. Tonnage calculations are pre-NI 43-101 and should be considered NI 43-101 non-compliant.

In 1962 Cominco drilled a single hole.

A drill program undertaken by Devil’s Elbow Mines in 1965 encountered a second mineralized horizon approximately 300 meters east of the Main Zone. Devil’s Elbow Mines completed a total of five (5) diamond drill holes on the “East zone”. Unlike the Main Zone, the East Zone was found to contain significant sub-economic lead-zinc mineralization.

In 1983 Brunswick Mining and Smelting completed an additional five diamond drill holes on the Main Zone.

The central part of the Devils Elbow Claim Group has not been the focus of any detailed exploration. The last company to examine this ground was the Hanna Mining Company in 1967. At that time it was found that numerous Pb-Zn soil anomalies as well as several broad induced polarization / resistivity anomalies are present. A single vertical diamond drill hole used to test a resistivity low encountered disseminated base metal mineralization throughout.

Conwest (1978) conducted airbourne electromagnetic and magnetometer surveys, geological mapping and soil geochemical surveys, and horizontal loop electromagnetic, induced polarization / resistivity, and mise-a-la-masse surveys; trenching and three (3) diamond drill holes (79-1, -2,-3) totaling 407.1 metres. All of the drilling was completed on the "North Zone".

Brunswick Mining and Smelting conducted work on the property in 1980 and 1981. This work included magnetometer, horizontal loop electromagnetic (Max-Min II), and gravity geophysical surveys, soil geochemistry, trenching, and diamond drilling five (5) diamond drill holes (DE 801 to DE 80-5) totaling 1,283.5 metres. The results are reported in assessment reports 472686 and 472908 respectively. Drill holes DE 80-1 to De 80-5 are stored at the Madran core storage facility owned and operated by the New Brunswick Department of Natural Resources.

Falconbridge worked the property between 1990 and 1991. They carried out trenching, litho-geochemistry, horizontal loop electromagnetics (Max-Min II), VLF electromagnetics, and magnetometer surveys as well as diamond drilling (3 holes; DE91-1 to DE91-3). The results of this work are presented in assessment reports 474063 and 474195. The drill core is stored at Madran. Falconbridge also conducted some drilling and trenching south of the deposit and on the west bank of Devils Elbow Brook on their Nepisiguit River Property (assessment file 474196); DDH's NR-91-1, -2 and trenches 7 and 8.

In 1997, Noranda Mining & Exploration Inc. cut a coarse grid (lines 200 metres apart), collected and analyzed (Cu, Pb, Zn, Ag) soils at 25-meter stations, conducted magnetometer, very low frequency electromagnetic surveys and reconnaissance mapping. Noranda Inc. carried out further work in 1998 including geophysical surveys, soil surveys and trenching.

The 2001 program was comprised of one drill hole, DE01-2 completed to a depth of 193.24 metres. This drill hole was targeted on a Max Min II horizontal loop electromagnetic anomaly that was outlined during the 2000 work program. This previous work program was carried out to locate an airbourne conductive trend highlighted by a MegaTEM airbourne survey as well as the Extech II airbourne survey. Drill hole DE01-2 encountered the Nepisiguit Falls quartz feldspar porphyry with intercalated mudstones. The rock displays variable but weak chlorite and sericite alteration. No significant sulphide mineralization occurs and a nearby hydrothermal system is not indicated. Shearing in the upper part of the sequence could account for the weak conductivity picked up by the HLEM survey.

TV Tower Group – MOD Unique Record Number 0284

The TV Tower mineral occurrence first discovered by New Jersey Zinc in 1961 is located near the north boundary of the property. The occurrence is characterized by several weak airbourne electromagnetic and magnetic anomalies. These anomalies have been located through establishing an exploration grid and conducting ground geophysical surveys and two vertical holes tested these targets. The mineralization encountered in these holes and in three subsequent holes by Conwest Explorations in 1979 can best be described as stringer and disseminated copper/zinc mineralization.

Mount Fronsac North – MOD Unique Record Number 1418

Mount Fronsac North (MFN) is the most recently discovered volcanogenic massive sulphide deposit in the Bathurst Mining Camp, where a near surface discovery had been all but discounted. It is located 65 kilometres southwest of Bathurst, New Brunswick. There is good access provided by logging roads. The deposit subcrops on ground optioned from Landore Resources and dips east onto Noranda’s Fly Tent claims.

The MFN deposit occurs within Nepisiguit Falls Formation very near the top at the contact with Flat Landing Brook Formation. It strikes north-south and dips to the east at 45°. The massive sulfides, consisting of pyrite, sphalerite, galena and chalcopyrite, are generally 2 to 20 metres thick and are enveloped by a 25 to 100 metre thick unit of altered tuff with 10% to 30% pyrite. The low copper grade and lack of pyrrhotite indicate that it probably formed in a vent distal setting. The following is a list of the best intercepts recorded for Mount Fronsac North:

Table XIII  Mount Fronsac North – Best Intercepts

Hole ID	From (m)	To (m)	Width (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
MF00-29	377.42	383.82	6.40	0.02	4.41	5.05	51.99	0.07
MF00-31	382.35	389.72	7.37	0.04	2.38	9.51	41.97	0.44
MF00-14	204.20	205.71	1.51	0.09	6.18	12.13	115.02	0.40
MF00-13	187.36	188.00	0.64	0.24	3.31	12.32	106.06	0.73
MF00-17	200.44	201.30	0.86	1.05	1.09	10.20	25.89	0.76
MF00-25	175.10	175.25	0.15	0.01	5.32	12.24	65.00	0.08
MF00-26	399.00	408.20	9.20	1.52	0.04	0.14	11.12	0.05

There is an estimated geological resource of 14 million tonnes of sub-economic sulphides. This sulphide accumulation includes a geological resource of 1.26 million tonnes zone grading 7.65% zinc, 2.18% lead, 0.14% copper, 40.3 grams per tonne silver and 0.40 grams per tonne gold (Walker and Graves, 2006, in press). Twenty drill holes have cut the massive sulphides with 100 to 200 metres between intercepts and have defined it over a strike length of 600 metres and to a vertical depth of 500 metres where it is cut off. Results of the block model are presented below. A density of 4.1 was used for the tonnage calculation based on a limited number of specific gravity readings from two drill holes.

Table XIV  Mount Fronsac North – Results of the Block Model

Grade group % Zn	Volume m3	Tonnage *1,00,0000	Cu %	Pb %	Zn %	Ag g/t	Au g/t
0.01 - 1.0	1954.01	8.011	0.16	0.09	0.27	5.89	0.18
1 - 5	1129.36	4.630	0.17	0.58	1.80	14.27	0.21
5 - 8	179.68	0.737	0.18	1.94	6.87	37.28	0.39
8 -12	128.92	0.528	0.08	2.52	8.73	44.53	0.41
Total	3391.98	13.906	0.16	0.44	1.45	11.81	0.21

Noranda initiated the most recent exploration program in this area in 1995 to follow-up airbourne electromagnetic (AEM) anomalies in the area of the Devils Elbow and Mount Fronsac (south) deposits. MFN, the largest volcanogenic massive sulphide deposit discovered in this area since Half Mile Lake, was found by prospecting soil anomalies that led to the discovery of fericrete boulders. The associated AEM anomaly is distinct but low to moderately conductive with a very weak coincident magnetic anomaly. Future exploration should be directed toward the contact of the Nepisiguit Falls Formation with the overlying Flat Landing Brook Formation along strike from the Mount Fronsac North deposit and along this contact at depth to the east. The potential for this horizon to host additional large tonnage VMS deposits along strike and at depth is considered good. Regional mapping indicates the horizon may be near surface due to folding and faulting over large areas.

Airborne magnetic surveys have highlighted the pyrrhotite component of widespread hydrothermal alteration within the exposed Nepisiguit Falls rocks west of MFN. These surveys also suggest that the alteration extends to the east and north of MFN within the Nepisiguit Falls rocks overlain by Flat Landing Brook Formation. Some of the stronger magnetic anomalies could represent the vents associated with the distal style MFN deposit, with potential to host much larger associated stratiform VMS lenses of higher grade closer to source.

The Time Series Distributed Acquisition System (TSDAS) currently under joint development by Quantec and Noranda Inc. represents the next generation of ground-based IP-MT system. This system was tested at Half Mile Lake because of 1) the amount of information we have on the known VMS deposits, which dip at approximately 45° and extend down dip from surface to a vertical depth of 1000 metres 2) the high resistivity contrast of the host rocks surrounding the mineralization. Initial results are very encouraging, with the system accurately detecting the deposit to a vertical depth of 500 metres. Further data processing may produce models outlining the known deposits to greater depth. This electrically quiet environment extends throughout much of the west part of the Bathurst Mining Camp including the Mount Fronsac Area. Titan-24 would appear to be a prime tool to screen the area for targeting exploration drill holes. Stratigraphic drilling without Titan-24 targeting is also an option, with hole positions based on regional mapping of the FLB / NF contact and structural features (fold configuration) as well as regional airbourne magnetic anomalies that could represent pyrrhotite rich mineralization.

Mt. Fronsac – MOD Unique Record Number 0408

The Mt. Fronsac (South) sulphide deposit(s) were discovered by Texasgulf Sulphur in 1957. The discovery was attributed to an airbourne electromagnetic survey that outlined several conductors in the vicinity of the mineralization. Texasgulf completed a total of 19 drill holes on the zone. At least three stratiform lenses were outlined by the drilling but grades were sub-economic (best intersection was 11.4 metres grading 1.7% Pb+Zn) and Texasgulf discontinued its efforts. In 1963 Lemieux Copper explored the north half of the original mining license. Geophysical surveys including magnetometer, VLF electromagnetic, horizontal loop electromagnetic and self potential surveys were carried out as well as a soil geochemistry survey. In 1969 Lemieux drilled a single hole in this area but failed to explain a moderately strong copper-lead-zinc soil anomaly. In 1970 Lemtex Development completed three (3) diamond drill holes on the deposit but logs for these holes are lost and the location of only two of the holes is known.

In 1974 UMEX completed VLF electromagnetic and magnetometer surveys on the property and proceeded to drill seven (7) holes. The best intersection reported from this program was in hole FRO-2 which intersected 20 feet of massive sulphide grading 2.5% combined lead and zinc and 20 feet of disseminated mineralization grading 1.3% combined lead and zinc.

In 1979 Conwest Exploration Company completed a number of geophysical surveys on the property including an induced polarization, Mise-a-la-Masse, horizontal loop electromagnetic (Max-Min II), magnetometer surveys, and a three line gravity surveys. Soil geochemistry was also completed. These surveys were followed up with trenching and four (4) diamond drill holes.

In 1980 Brunswick Mining and Smelting (BMS) completed a series of surveys including gravity

(4.7 miles) and induced polarization (4 miles). Four diamond drill holes (totaling 908.61m) were also completed in close proximity to known mineralized zones.

From 1981 to 1983 BMS covered most of the mining license with VLF electromagnetic, magnetometer, and horizontal loop electromagnetic (Max-Min II) surveys. An additional 1.5 miles of gravity was completed as well as a soil geochemistry survey. The south half of the mining license was mapped and three additional holes (F-1-83 to F-3-83) were drilled to test the main mineralized zone. In 1990 Falconbridge Limited flew an airbourne electromagnetic, VLF and magnetometer survey of the Halfmile Lake-Mount Fronsac-Devils Elbow area. In 1991 Falconbridge cut a small grid over the Mt. Fronsac sulphide deposits. Surveys carried out over the grid included Max-Min II, VLF-EM and magnetometer. Falconbridge completed five surface trenches and two diamond drill holes in 1991.

In 1997 Noranda Mining & Exploration drilled one hole, MF-97-1, on the south end of the Mount Fronsac (South) deposit. During 1998, a small new grid with both north-south and east-west picket lines was established east of the Mt. Fronsac deposit to test for a possible change in strike direction (i.e. from N-S to E-W) of the favourable stratigraphy which hosts the Mt. Fronsac deposit. The grid was used as a control for geophysical (VLF and magnetometer) and soil geochemical surveys. Two lines of gravity surveying (lines 3200S & 3600S were done to re-confirm an anomaly identified by an earlier survey. Drill hole MF-97-1 drilled in 1997, was extended from 323.0 metres to 403.86 metres to test this confirmed gravity anomaly. Also, in 1998 one short trench (Trench #16) was dug in the north end of the claim group to test a VLF anomaly. A transient electromagnetic survey was done along four lines in the northwest corner of the property.

New Brunswick Department of Natural Resources GEOSCAN assessment reports are referenced in Table XVI below.

Table V  Historical Surveys – Fly Tent Brook & Mount Fronsac Claim Area

Year	GEOSCAN #	Company	Description
1956	471555, 471549	Conlagas Mines Ltd.	Ground EM
1956	471616, 471619, 471117	Middle River Mining Company	Geological, geochemical and geophysical surveys, airbourne Mag and diamond drilling.
1956	471667	Texas Gulf Sulphur	Geology, EM, soils, SP, gravity, regional drilling
1957	471538	Arista Mines	EM Survey
1957	471624	Monpre Uranium	Geophysical (EM, VLF-EM) surveys and diamond drilling (3 holes)
1957	471602	Leitch Gold Mines	Geological mapping, EM surveys, diamond drilling (4 holes)
1957	471561	Cominco – Hartt’s Lake	Geological and geochemical surveys.
1957	471654	Rio Canex (Stan Noel Option)	EM and Mag surveys.
1965-68	471571, 471570, 471572	Devil’s Elbow Mines Ltd.	Geological mapping, soil geochemistry, diamond drilling
1966-67	471645	Red Rock Mines	Geological mapping, Mag surveys, soil geochemistry, diamond drilling (2 holes)
1967	471639	Norpoint Explorations	Soil geochemistry and ground EM.
1967	471544	Cannon Mines - Hartt’s Lake	Vertical loop EM and Mag,.

Year	GEOSCAN #	Company	Description
1967	471545	C.G. Cheriton (Lemieux Copper Exploration)	Mag, EM, self potential
1968	471674	Tripoint Mines	EM, soils, geology, SP, drilling
1968	471648	Red Rock Mines (& Hanna)	AEM Survey
1963-68	471561, 471555	Cominco	Geological mapping, soil geochemistry
1969	471649	Red Rock Mines (Hanna)	Soils, mag, EM, geology
1968-69	471582	Hanna Mining Co.	Soil geochemistry, geological mapping.
1970	471603	Lemtex Development	Geology, soils, EM, drilling
1970	471627	New Jersey Zinc Expl.	Geological and geochemical surveys, ground EM.
1971	471593, 471592	Imperial Oil Enterprises	Soil geochemistry, mapping
1973	471587	Heath Steele	Rock & Soil geochemistry
1974	471680	UMEX	Ground magnetics, drilling
1974	471679	UMEX	Line cutting, silt & soil geochemistry, mag, EM
1975	471681	UMEX	Vertical loop EM, mag, geology
1976	471638	Noranda Exploration - Hartt’s Lake	Silt and soil geochemistry.
1976	471638	Noranda Exploration	Soil geochemistry
1976-77	471684	UMEX	Geological mapping, geophysical surveys (VLF-EM and Mag), diamond drilling (9 holes).
1977	472223	K.J. McDonough ( Long Pond group)	Soil sampling
1978-79	472509	Conwest - Devil’s Elbow	Airborne EM and Mag, geological, geochemical (soil) and geophysical (HLEM, Mag, and IP surveys).
1979	472410	Conwest	Geology, mag, EM, IP, Mise a la Masse
1979	472411	Conwest	HLEM, drilling, trenching, mag, IP, regional geology
1980	472510	Conwest	Diamond drilling
1981	472708	Brunswick Mining and Smelting	Compilation, mag, Max-Min, gravity
1981	472687	Brunswick Mining and Smelting	Gravity, IP
1981-83	472686, 472708	Brunswick Mining and Smelting	Geophysical (Mag, HLEM, gravity) and geochemical (soil and rock) surveys.
1984	473048	Brunswick Mining and Smelting	VLF, Mag, Max-Min, soils, compilation, drilling
1985	473207	Brunswick Mining and Smelting - Hilltop Grp.	Geophysical (VLF-EM and mag).
1988	473553	UMEX Corp. Inc. - Hartt’s Lake	Geophysical (Max-Min, VLF-EM, Mag)
1990-92	474064, 474088, 474196, 473918	Falconbridge Ltd.	Airborne EM/VLF/Mag., geological mapping, trenching, lithogeochemistry, soil geochemistry, HLEM and Mag surveys, diamond drilling.
1990-92	473911, 474068, 474158	Brunswick Mining and Smelting - Mt. Moses	Geological mapping, soil/silt geochemistry, Mag, VLF-EM and HLEM surveys, trenching and diamond drilling (1 hole).
1991	474062	Falconbridge	Mapping & lithogeochemistry
1991	474171, 474051	Brunswick Mining & Smelting Three Corner Lake	Prospecting, geophysical (VLF-EM), Mag.) geological, geochemical (soil), trenching.
1991-93	474120, 474279, 474403	Major General Resources - Hartt’s Lake	Geophysical (VLF-EM, Mag, Max-Min); geochemical (silt, soil), trenching, diamond drilling, geological
1992	474206	Teck Explorations - Long Pond	Geochemical (stream, whole rock)
1992	474194	Falconbridge	Line cutting, VLF, HLEM, trenching, drilling, lithogeochemistry
1992	474196	Falconbridge	Line cutting, mag, VLF, HLEM, trenching, drilling, lithogeochemistry

Year	GEOSCAN #	Company	Description
1995	474637	BM&S (Noranda)	VLF, soil geochemistry, geology
1996	474681	Northeast Exploration - Hartt’s Lake	Line cutting and IP survey
1997	474888	Noranda Mining & Exploration Inc.	Geophysical surveys (TDEM), prospecting, soil geochemistry, trenching.
1998	475021	Brancote Canada (Mt Fronsac)	VLF, mag, HLEM, gravity, trenching
1998	475020	Noranda Inc.	Line cutting, HLEM, VLF, Mag, soils, trenching, drilling

Camel Back Area

The Camel Back area is situated south of Caribou Mines and north of Indian Lake and consists of three claim blocks; Camel Back Terry (Block 4640), California Lake (Block 4871) and Indian Lake (Block 1883) Figure 9.

Camel Back Mountain – MOD Unique Record Number 1383

The Camel Back Pb-Zn-Cu deposit was discovered in 1996.  It is a small VMS deposit occurring within the Tetagouche Group in the central part of the BMC. It is hosted by a sequence of intercalated tuffaceous sedimentary rocks that overlie quartz feldspar porphyry tuff lava of the Nepisiguit Falls Formation. The stratiform part of the deposit contains massive sulphides, mainly pyrite with sphalerite and galena occurring as subordinate phases concentrated at the base of the lens. Gold contents in the massive sulphide are low but tend to be enriched in the massive pyrite near the top of the lens. The massive sulphide lenses are underlain by moderately to intensely chloritized fine grained tuffaceous sedimentary rocks that locally contain significant chalcopyrite-pyrite veins that are interpreted to represent feeder zone mineralization. Oxide facies iron formation, generally rare in the west part of the BMC, is spatially associated with the massive sulphides and has been traced up to 1,300 metres along strike to the east. The present morphology of the deposit is probably a function of primary stacked lenses rather than structural repetition. Following are the best intercepts through two lenses:

Table XVI  Camel Back – Best Intercepts

DDH	Interval	Metres	Pb %	Zn %	Cu %	Ag ppm
ILN-96-6	107.40-111.00	3.60	1.53	4.60	0.49	28.01
ILN-96-6	118.70-123.80	5.10	3.40	7.81	0.07	36.04
ILN-97-7	159.57-164.71	5.14	1.01	4.02	0.40	21.64
ILN-97-10	108.75-110.53	1.78	2.76	10.61	0.27	41.53
ILN-97-10	115.87-121.00	5.13	2.25	8.86	0.33	23.9

Future exploration should focus on the Camel Back horizon, which has been traced 2.4 kilometres to the east by geological mapping as well as oxide iron formation and strong chloritic alteration in diamond drill hole intercepts. The horizon may be folded and extend a further 3.5 kilometres to the Camel Back South occurrence where drilling cut stringer pyrite pyrrhotite mineralization associated with strong chlorite alteration. Airborne magnetic surveys also map this horizon and positive magnetic anomalies may be associated with iron formation and/or hydrothermal centres. Recent geophysical surveys failed to highlight near surface conductivity east of the Camel Back deposit. Titan-24 surveying is recommended to screen the established horizon at depth for conductive targets.

FIGURE 9  CAMEL BACK AREA

Recent work by Noranda Mining & Exploration is described in three reports written by Jeffrey Carroll - North Indian Lake (Block 2933), November 1997; 40-Mile Steady (Block 3015), January 1998; and Camel Back East (Block 3014), March 1998. Garth Graves filed the latest report of work in November 1999 on both the Indian Lake and Camel Back East claim blocks. The current work program on the Camel Back East property consists of follow-up of previously located chlorite/sericite alteration with stringer Po/Py mineralization on the Camel Back South grid. Work includes grid establishment, magnetometer, TDEM and VLFEM geophysical surveys. The surveys highlight the coincident magnetic and electromagnetic anomalies that the previous drilling was based on. The TDEM survey indicates the anomaly plunges to the north and strengthens at depth. One diamond drill hole was put in at Camel Back South to follow-up the results of the geophysical surveys.

Two small overlapping grids were established on the Indian Lake property in the F4 area where previous drilling had intersected iron formation east of and along strike from the Camel Back deposit. TDEM surveys were carried out on the grids to search for an associated conductor at depth.

Drilling on the Camel Back South grid intersected a similar sequence of rocks as the two previous drill holes. The geophysical anomaly was explained by disseminated and stringer pyrite and pyrrhotite in altered cherty felsic tuff and tuff breccia. No base metal mineralization was noted other than trace chalcopyrite.

TDEM surveys on the F4 East and F4 West grids did not locate any EM conductors. Future exploration programs will have to be based on stratigraphic drilling of the favourable horizon hosting the Camel Back deposit or utilize a deep search geophysical method.

Carboniferous Area

Taken for the Bathurst Mining Camp Data Book provided by Xstrata Zinc

Falconbridge currently controls 4 contiguous claim groups (Blocks 1694, 4841, Permit 1 and Permit 2) totaling 51,030 hectares underlain primarily by Carboniferous sediments in the eastern part of the Bathurst camp. The area is centred approximately 20 km due south of the city of Bathurst, and 18 km east-southeast of Brunswick Mine (Figure 10). The block is accessible via Route 360 which crosses through the central part of the property, and numerous logging roads which branch off the highway.

Recognition of the fact that the Carboniferous sandstones unconformably overlie the older prospective volcanic terrain came early in the exploration of the Bathurst Mining Camp. Although the Carboniferous sediments thicken very gradually to the east, drill hole BSR-90-1 drilled 9.0 kilometres east of the unconformable contact with Carboniferous sediments intersected 232 metres of sandstones, prior to cutting Paleozoic stratigraphy. The Carboniferous cover is much more conductive that the underlying Paleozoic rocks, making previous electromagnetic targeting virtually impossible. As a result, the bulk of the work to date has focused on drilling magnetic and/or gravity anomalies, and most of this was carried out in proximity to the old Key Anacon deposit.

Historical drilling by both Noranda Inc. and subsidiary Brunswick Mining and Smelting has confirmed the presence of Tetagouche and Flat Landing Brook Group stratigraphy beneath the Carboniferous cover. These programs have also yielded interesting but sub-economic base metal intersections on each of the Cold Brook, Red Pine Brook, and Bruce Siding claim groups, summarized below.

FIGURE 10  CARBONIFEROUS AREA

Bruce Siding Area

Drilling to date on the property has confirmed the very gentle dip of the Carboniferous stratigraphy, which increases in thickness at a rate of approximately 28 metres vertical for every 1.0 kilometre as one moves east from the surface expression of the contact. As such, Carboniferous sandstones are expected to be between 80 and 270 metres thick on the property, which has been confirmed by drilling.

A total of 7 holes, BS-98-1 to 7 totaling 5,676 metres have been drilled on the property.  Two (2) of these holes are located in the south-western part of the claim group, and 5 are located along the eastern boundary. All have been drilled to test magnetic anomalies, or in the case of BS-98-4 and 5 to follow-up mineralized intersections in hole BS-98-3. The best mineralization intersected to date on the property was cut in hole BS-98-3, and consisted of 3 stockwork sulphide zones from 530.57 metres to 587.65 metres, 636.42 metres to 703.48 metres, and 744.0 metres to 752.25 metres. All of the intersections contain pyrrhotite, pyrite, chalcopyrite, sphalerite and galena stringers within a felsic tuff-sediment package tentatively identified as Nepisiguit Falls (Brunswick No. 12 host) stratigraphy. These zones all returned anomalous base metal assays.  Follow-up drilling in holes BS-98-4 and 5 drilled 200 metres to the east and west of BS-98-3 also cut stringer mineralization, although over shorter intervals, and of a less intense nature. The best assay from the 2 follow-up holes was 0.63 metres with a 3.62% zinc, 0.46% copper, 0.21% lead, and 5.4 grams per tonne silver from hole BS-98-4 at a depth of 563.67 metres.

Red Pine Brook – MOD Unique Record Number 1408

The Red Pine Brook property lies immediately west of and adjacent to the Bruce Siding group, and is underlain by Carboniferous sediments to depths of between 40 metres and 170 metres.  To date Noranda has drilled 3 holes on the property, testing magnetic anomalies under the Carboniferous cover. The best hole to date, KH-97-4 intersected a 235 metre (drill intersection length) thickness of Ordovician conglomerates, with abundant pyrrhotite and pyrite, which is thought to be an adequate explanation for the elevated magnetic signature. A localized chalcopyrite rich zone of mineralization was intersected between 299.0 metres and 299.65 metres, which returned a value of 6.00% copper over the 0.65 metre interval. The abundance of chloritic alteration in the host lithology, and the copper mineralization, prompted the drilling of 2 follow-up holes, neither of which intersected significant base metals.

Cold Branch Brook – MOD Unique Record Number 0206

The Cold Brook property straddles the surface trace of the Carboniferous / Ordovician contact, and as such has no Carboniferous cover in the northwestern part of the property, and up to 100 metres thickness in the southeastern part. It is adjacent to the west of the Red Pine Brook group, discussed above.  This property has received considerably more work than either Red Pine Brook or Bruce Siding, due to the much shallower sandstone cover, and its proximity to the Key Anacon deposit, and the obvious (from EXTECH airbourne magnetic data) extension of the Key Anacon stratigraphy under the carboniferous cover. Significant drilling results to date include: 1) a 2.1 metre intersection of 5.01% zinc encountered in hole BR-94-7, located north of the Key Anacon property, and just west of the Carboniferous contact, and 2) BL-1 and BL-2 located 2.8 kilometres east of Key Anacon. Both of these drill holes intersected up to 60 metres of iron formation, and felsic crystal tuff resembling Nepisiguit Falls Formation (host to Brunswick No. 12 mine) rocks.

All of the above described properties have been combined into the Cold Brook Property. The New Brunswick Department of Natural Resources on line Geoscience Database shows one assessment file (1997 - 475001).

GEOLOGICAL SETTING

Regional Geology

The Bathurst Joint Properties overlie part of the Cambro-Ordovician Miramichi Terrane, a northeast trending massif that extends from west-central to northeastern New Brunswick.  The Miramichi Terrane comprises two litho-tectonic subdivisions, the Gander and Dunnage Zones. The Gander Zone is interpreted as an elastic wedge deposited along the northwest margin of the Avalon Terrane, and the Dunnage Zone is interpreted as the telescoped remnants of volcanism and sedimentation that occurred within the Iapetus oceanic tact (Wilson, 1993).

The Dunnage Zone in the northern part of the Miramichi Terrane can be divided into the Armstrong Brook and Bathurst Subzones, based on the oceanic and continental geochemical signatures, and the major structural break that separates them. The geochemical variations are interpreted to reflect contrasting paleotectonic settings during the opening of a back-arc basin; specifically the Bathurst Subzone rocks were emplaced on continental crust during the early stages of back-arc rifting. The Armstrong Brook Subzone structurally overlies the Bathurst Subzone. This juxtaposition is interpreted to be the result of thrusting related to the closure of the back-arc oceanic basin, probably in Ordovician time.

The Tetagouche Group rocks include the volcanic and sedimentary units that comprise the Bathurst Subzone. The Bathurst Subzone includes sedimentary and bimodal volcanic and subvolcanic intrusive geological units that host the polymetallic volcanogenic massive sulphide deposits of the world-class Bathurst Mining Camp.  These deposits include Brunswick No. 12, Brunswick No. 6, Heath Steele, Caribou, Wedge and Restigouche.

This area is host to six former producing volcanogenic massive sulphide zinc-lead-silver-copper mines (Figure 11). The operating Brunswick No. 12 mine of Falconbridge has processed in excess of 100,000,000 tonnes of base metal sulphide ore since the early 1960's. This mine processes approximately 10,000 tonnes per day of zinc, lead and silver ores.

FIGURE 11  PRODUCERS & PAST PRODUCING MINES

Bathurst Camp Geology

The Bathurst Mining Camp, located in northern New Brunswick, is a world-class base metal mining district that hosts over thirty volcanogenic massive sulphide (VMS) deposits, as well as dozens of lesser showings. The total sulphide production from the camp to the end of 1994 was 110,307,600 tonnes grading 3.01% Pb, 7.62% Zn, 0.49% Cu and 86.1 g/t Ag. The potential for economic sulphide mineralization was first recognized in 1952 when ore-grade mineralization was intersected in drilling at the Brunswick No. 6 deposit during follow-up work on a ground electromagnetic anomaly. Most of the known deposits in the Bathurst Mining Camp were discovered during the initial staking rush of the 1950's, including the giant Brunswick No. 12 deposit that contained a geological resource in excess of 170 million tonnes of massive sulphides. Many of the deposits were discovered during follow-up work on airbourne electromagnetic surveys (Thomas et al, 2000). The volcanic and sedimentary rocks of the camp have been metamorphosed to greenschist grade and subjected to polyphase deformation. This report uses protolith or assumed protolith names rather than metamorphic rock names as do most authors working in the Camp (Thomas et al, 2000).

The Bathurst Mining Camp consists of a Middle Ordovician felsic volcanic sequence overlain by interbedded Middle to Upper Ordovician mafic volcanic and sedimentary rocks. Structurally the camp is made up of a number of nappes that repeat stratigraphy. The lower (felsic) volcanic pile ranges in composition from dacite to rhyolite, whereas the upper (mafic) mafic volcanic pile comprises alkalic to tholeiitic basalt. This volcanic pile was erupted onto a basement sequence of clastic sedimentary rocks (Miramichi Group) on the Gondwanan continental margin. In both lower and upper piles, sedimentary rocks are intercalated with the volcanic rocks. There is a distinctive post-volcanic sedimentary succession known as the Tomogonops Formation (Thomas et al, 2000).

The rocks in the Bathurst Mining Camp occur within part of the northern Miramichi Highlands. The rocks in the area are classified into four groups, Tetagouche, Fournier, California Lake and Sheephouse Brook groups. The four groups represent the Dunnage Zone in this area. The Gander Zone is represented by the Miramichi Group in this part of the Miramichi Highlands (Thomas et al, 2000). To follow is a brief description of each Group comprising the Gander Zone and the Dunnage zone taken from Thomas et al 2000, roughly in stratigraphic order:

Miramichi Group

The Miramichi Group, comprises a thick sequence of quartzwacke and shale of unknown thickness. These sediments were deposited in an environment similar to a flysch apron on the Avalon continental margin during the Cambrian and Lower Ordovician. The group underlies the Sheephouse Brook and Tetagouche groups. The Miramichi Group comprises three formations known as, in ascending stratigraphic order; Chain of Rocks, Knights Brook and Patrick Brook formations.

Chain of Rocks Formation

The Chain of Rocks Formation comprises fine- to coarse-grained, light greenish grey, quartzose sandstone with interbedded greenish grey shale. Sandstone beds range from a few centimetres to greater than 1 metre thickness. The shale beds range up to 10 cm thick.

Knights Brook Formation

The Knights Brook Formation is a unit of interbedded quartzose sandstone, siltstone, shale and quartzose wacke. Commonly pyritic and, in places graphitic, the shale has well developed cleavage. Shale and graphite increase in the upper part of this formation.

Patrick Brook Formation

The Patrick Brook Formation consists of dark grey to black shale and dark grey volcaniclastic wacke commonly with clear quartz and/or plagioclase phenoclasts.

Tetagouche Group

The Tetagouche Group although locally conformably, unconformably overlies the Miramichi Group. The Tetagouche Group hosts most of the Bathurst Camp deposits and comprises four formations that, in ascending stratigraphic order, are referred to as the Nepisiguit Falls, Flat Landing Brook, Little River and Tomogonops formations. The Tetagouche Group is structurally overlain by the California Lake Group.

Nepisiguit Falls Formation

The Nepisiguit Falls Formation comprises massive, quartz-feldspar porphyritic tuff and lava intercalated with medium- to coarse-grained granular, quartz-feldspar-rich volcaniclastic rocks and minor ash tuff. The volcaniclastic rocks become finer-grained near the top of the formation and are interlayered with greenish grey, chloritic mudstone. Where iron rich, this mudstone is described as a chloritic iron formation and referred to as the "Brunswick Horizon". From U-Pb zircon geochemistry, this unit is dated at age of 469 +/- 2 Ma. The basal contact of the Nepisiguit Falls Formation is locally conformable with the underlying Knights Brook Formation.

North and east of the Camel-Back part of the camp, three other units that are also assigned to the Nepisiguit Falls Formation. These include the Lucky Lake, Little Falls and Vallee Lourdes members. The Lucky Lake unit comprises felsic ash tuff, lapilli tuff and minor quartz-phyric tuff. An age of approximately 470 Ma is reported from U-Pb zircon dating.

The Little Falls member consists of greenish grey ash tuff and fine- to medium-grained, quartz-feldspar-phyric volcaniclastic rocks interbedded with dark greenish grey to black shale. The Vallee Lourdes member comprises a thin nodular to siliciclastic limestone, calcareous sandstone and siltstone and disconformably overlies the Miramichi Group. Brachiopods and conodonts from this unit indicate middle Arenigian to early Llanvirnian age, confirming that the overlying felsic volcanic pile is mainly Llanvirnian, as elsewhere supported by U-Pb geochronology.

Flat Landing Brook Formation

The Flat Landing Brook Formation comprises aphyric to feldspar-phyric (+/- quartz) rhyolite flows, hyaloclastite, pyroclastic rocks with minor sedimentary rocks, including iron formation. Small feldspar +/- quartz phenocrysts comprise less than 10% of the rocks in a cryptocrystalline matrix. An age of 466 +/- 2 Ma derived from U-Pb zircon dating is reported from this unit.

Three other units assigned to the Flat Landing Brook Formation do not occur in the type area. These include the Roger Brook, Forty Mile Brook and Moody Brook members in the Camel-Back and Half-Mile areas. The Roger Brook member comprises felsic-crystal lithic tuff and minor rhyolite. These rocks appear to conformably overlie the Nepisiguit Falls Formation and locally constitute the lower part of the Flat Landing Brook Formation. The Forty Mile Brook member consists of tholeiitic pillowed basalt flows and associated diabase and gabbro.

The Moody Brook member consists of fragmental rocks of pyroclastic origin with felsic clasts in a greenish grey to greenish black matrix of more mafic composition. The fragmental rocks grade upward into mafic lavas of tholeiitic composition, comprising part of the "Otter Brook tholeiite”. These rocks occur near the top of the Flat Landing Brook Formation and may occupy the same stratigraphic position as the Brunswick Mines Member of the Little River Formation described below.

Little River Formation

The Little River Formation comprises mafic volcanic and associated sedimentary rocks that conformably overlie the Flat Landing Brook Formation. The Little River rocks include shale interstratified with siltstone and volcaniclastic sandstone. Two mafic volcanic rock units known as the Beresford and Brunswick Mines members are assigned to the Little River Formation but do not occur in the type area. The Beresford member comprises alkalic basalt interlayered with black shale. The Brunswick Mines member consists of massive to pillowed basalt, breccia, hyaloclastite and interflow sedimentary rocks, including chert and red metaliferous shale.

Tomogonops Formation

The Tomogonops Formation is a post-volcanic, upward-coarsening sequence that comprises light grey, thinly bedded, commonly calcareous siltstone (+/- limestone) and fine-grained sandstone. Toward the top, this unit grades into thick-bedded, non-calcareous, coarse-grained wacke and conglomerate. The Tomogonops Formation overlies early Caradocian shale and chert that mark the end of Ordovician volcanism in the Tetagouche Group.

California Lake Group

The California Lake Group is approximately coeval with the Tetagouche Group, but occurs in a different structural nappe. The stratigraphic between the two groups is unclear. Four formations known as the Canoe Landing Lake, Mount Brittain, Spruce Lake and Boucher Brook formations comprise the California Lake Group. The first three appear to be contemporaneous since each is overlain by the Boucher Brook Formation.

Canoe Landing Lake Formation

The Canoe Landing Lake Formation consists of interbedded black to grey shale and siltstone overlain by an upper member of high-chromium alkali basalt with intercalated red shale, chert and rare felsic volcanic rocks. A U-Pb zircon age of 472 +/- 4 Ma has been reported for this unit.

The Nine Mile Brook, Orvan Brook and Spruce Lake members are also assigned to the Canoe Landing Lake Formation but do not occur in the type area. The Nine Mile Brook unit is composed of tholeiitic pillow basalt with intercalated alkali basalt, red shale and chert. The contact between Canoe Landing Lake alkalic basalts and the Nine Mile Brook Member is marked by a broad zone of mélange. The Nine Mile Brook Member is overlain by sedimentary rocks of the Boucher Brook Formation.

The Orvan Brook member comprises basalts transitional between the alkalic and tholeiitic types. The Spruce Lake unit comprises feldspar-phyric, locally amygdaloidal rhyolite.

Mount Brittain Formation

The Mount Brittain Formation comprises feldspar crystal-lithic felsic tuff that overlies aphyric to sparsely feldspar-phyric dacitic lava. Quartz microphenocrysts (0.3 - 0.4 mm) are visible in thin sections, but are not obvious in the field. The Mount Brittain Formation conformably overlies the Patrick Brook Formation and is overlain by sedimentary and mafic volcanic rocks of the Boucher Brook Formation. A U-Pb zircon age of 468 +/- 2 Ma was reported.

The Charlotte Brook Member, although not present in the type area, has been assigned to the Mount Brittain Formation. This unit comprises a sedimentary sequence of shale and siltstone with a few thin tuff beds. These rocks are transitional between the underlying Patrick Brook Formation and the overlying volcanic pile.

Spruce Lake Formation

The Spruce Lake Formation comprises feldspar-phyric felsic lavas, autobrecciated lavas and pyroclastic rocks, including polymictic fragmental rocks and crystal tuff, with minor mafic volcanic rocks. This formation occurs in the Tetagouche Antiform and Nine Mile Synform. Characteristic K-feldspar phenocrysts, up to 1 cm in size, constitute up to 20%, but can be virtually absent locally. From dating by U-Pb zircon geochemistry, this formation is approximately coeval to slightly older than the Nepisiguit Falls Formation. The basal contact of the Spruce Lake Formation with other units is tectonic. The upper contact is conformable with the Boucher Brook Formation. Rocks of the Spruce Lake Formation host the Caribou massive sulphide deposit.

The Canoe Landing Lake and Shellalah Hill Brook members are assigned to the Spruce Lake Formation but do not occur in the type area.  The Shellalah Hill Brook unit comprises quartz-feldspar-phyric rhyolite and crystal tuff at the base of the Spruce Lake Formation. The Canoe Landing Lake Member comprises alkalic and tholeiitic mafic volcanic rocks.

Boucher Brook Formation

The Boucher Brook Formation consists of a lower part dominated by sedimentary rocks, and an upper part dominated by mafic volcanic rocks. The lower sedimentary rocks include shale and siltstone resting conformably on felsic volcanic rocks of the Spruce Lake Formation. In some areas the sediments overlie, but are separated from, mafic volcanic rocks by a high-strain zone. The Boucher Brook rocks are spatially associated with the Spruce Lake Formation. Most of the rocks originally included in the Boucher Brook Formation are now assigned to the Little River Formation (Tetagouche Group). The Boucher Brook sediments comprise thinly bedded, bluish grey siltstone and greenish black shale with minor amounts of fine-grained to medium-grained quartz wacke. This wacke contains small lithoclasts of white-weathering rhyolite. Stratigraphic relationships suggest that the base of the lower Boucher Brook Formation is earliest Middle Ordovician.

The Camel Back member is comprised of an alkalic basalt suite with a lower part consisting of massive and pillowed alkali basalt and comendite, and an upper part containing shale and minor limestone.  Caradocian age fossils occur in the limestone.

Sheephouse Brook Group

The Sheephouse Brook Group is a suite of volcanic and associated sedimentary rocks occurring south of the Half Mile and Heath Steele areas. It is comprised of three formations referred to, in ascending stratigraphic order, as the Clearwater Stream, Sevogle River and Slacks Lake formations.

Clearwater Stream Formation

The Clearwater Stream Formation consists of medium to dark greenish grey, plagioclase phyric, felsic to intermediate volcanic rocks that overlie the Patrick Brook Formation. Intense deformation and biotite-grade metamorphism have generally destroyed primary textures. Carbonate porphyroblasts are a characteristic feature.

Sevogle River Formation

The Sevogle River Formation comprises schistose to massive felsic lavas containing up to 15% alkali feldspar phenocrysts ranging in size from 0.2 to 2.0 mm. The contact with the overlying Slacks Lake Formation is locally marked by a layer of cherty ironstone.

Slacks Lake Formation

The Slacks Lake Formation  comprises alkalic to tholeiitic basalts and interbedded sedimentary rocks. It includes dark grey, locally graphitic shale, and red and green chert as well as minor comendite.

Fournier Group

The Fournier Group is divided into the Sormany and Millstream formations of Middle to Late Ordovician age. The Fournier Group is allochthonous upon the California Lake Group. The contact between these groups is a zone of high strain, representing a ductile thrust characterized by blueschist.

Sormany Formation

The Sormany Formation comprises primitive tholeiite basalt with pillow structures and minor gabbro. The basalt geochemistry is typical of a back-arc oceanic depositional setting.

Millstream Formation

The Millstream Formation consists of lithic and feldspathic wacke and shale with minor intercalated limestone and basalt. The Millstream Formation conformably overlies the Sormany Formation.

Structural Geology

The structural geology of the Bathurst Camp reflects an interference pattern produced by up to five phases of polyphase deformation.  The earliest deformational event is represented by steeply inclined to recumbent folds with an axial-planar, layer-parallel transposition foliation and a stretching lineation. During the second phase of deformation bedding attitudes were re-oriented to near-vertical by tight to isoclinal folds. This event occurred in the Early Silurian (Gower, S.J., and McCutcheon, S.R., 1997).

Thrust zones formed during the later stages of the second deformational event bound the major nappes and are commonly marked by zones of tectonic mélange. These structures are refolded by open to tight, recumbent F3 folds that are probably related to extensional collapse which occurred in the Late Silurian. Later F4 and F5 folds range in scale up to kilometres, and produce dome and basin structures. These structures include the Pabineau Synform and Pabineau Antiform, the Nine Mile Synform and the Tetagouche Antiform and define the geometry and shape of the Bathurst Camp (Gower, S.J., and McCutcheon, S.R., 1997).

DEPOSIT TYPES

The Bathurst Joint Venture is based upon exploration for Volcanogenic Massive Sulphide deposits such as the Brunswick 6, 12, Heath Steele and Caribou deposits. These deposits range in size up to 125 million tonnes in the Bathurst Mining Camp. These deposits all have electromagnetic, magnetic and gravity signatures that can be detected by electromagnetic and gravity airbourne systems.

Accumulation of the majority of polymetallic volcanogenic massive sulphide deposits in the Bathurst Mining Camp are associated with hydrothermal solutions venting along extensional planes in the back-arc basin. These can be deposited as 1) brine pool and 2) proximal mound type deposits. The larger deposits in the Bathurst Camp including Brunswick, Heath Steele, and Caribou are believed to be the brine pool type (Lyndon, 1988). The chimney type may be more closely related to the Stratmat and CNE type deposits. The trap for this type of sulphide accumulation is typically layers of porous ash to lapilli tuff to agglomerate or breccia (possibly debris flow) overlying the venting chimney structures. These fragmental rocks have long been associated with massive sulphide deposits.

The brine pool deposit accumulations are formed from high density ore solutions. Turner and Gustafson (1978) described situations where initially buoyant plumes that are discharged into a submarine depression may pool below a picnocline. This pooling prevents the dispersion of the hydrothermal effluent including the plume particulates and insulates them from the oxidizing effects of normal seawater. Sulphide accumulation under these conditions is typically more efficient than the proximal mound type deposit.

Most of the massive sulphide deposits are described as having a footwall stockwork zone proximal to VMS typically lying on or within breccias or brecciated rock. The fragmental rock may have a magmatic, phreatic or hydrothermal origin or be part of a talus accumulation, or debris flow. Of these processes, the most probable origin of the porous capping debris is by explosive discharge of the ore-forming hydrothermal system. Once initiated, the mound itself acts as a porous layer over the vent to promote diffuse hydrothermal discharge. A low permeability crust that forms over the mound acts to contain and allow accumulation of the metals being expelled. Deposits formed by these processes would in all probability be conical in shape. The alteration assemblages within these deposits may show the following characteristics:

a)

alteration assemblage immediately below the massive ore is dominantly a sericitic facies composed of sericite-chlorite-quartz. Quartz-sericite is dominant below the Kuroko deposits.

b)

chlorite can be ubiquitous in the footwall rocks.

c)

a chlorite to sericite zonation is consistent with the zonation of a Cu-rich core to Zn-rich margins.  This pattern is indicative of an outward decreasing thermal gradient.

d)

immediately below the deposit ubiquitous chlorite and/or sericite alteration may be supplanted or superimposed by hydrothermal mineral assemblages with varying amounts of siliceous, aluminous, carbonate, talcose and ferruginous oxide minerals.

Some of the iron oxide in ferruginous units immediately below the massive sulphide lens may have originated with early build up of oxidized plume fall-out prior to the establishment of anoxic bottom conditions. Talc may have occurred at the sea floor during initial discharge of silica saturated hydrothermal fluids into magnesium bearing seawater. Boiling of the hydrothermal fluids, causing cooling of the ore solutions without dilution of seawater, would lead to the precipitation of silica. When the solutions contain CO2 other minerals may also be precipitated. Adiabatic cooling and high acidity created by oxidation of sulphurous ore solutions could give rise to aluminous mineral assemblages. The deposits that accumulated within the Nepisiguit Falls Formation share the following common characteristics (McCutcheon, Walker and McClenaghan, 2001):

a)

The massive sulphides area underlain by chloritic mudstones and/or very fine-grained volcaniclastic rocks, which generally have an area extent equal to or larger that the deposit.

b)

Most are capped by and/or have a laterally equivalent oxide iron formation that is interbedded with and passes into chloritic (silicate) iron formation along strike.

c)

Various alteration facies can be recognized in the footwall volcanic rocks, including proximal silicic Fe-chloritic, Fe-chloritic (+/-sericitic), Fe-Mg chloritic sericitic, distal sericitic Mg-chloritic, and least altered (regional metamorphic).

d)

Large-scale mineralogical and/or chemical zonation may be present, both vertically and laterally, in the deposits. For example, vertical zonation in the Brunswick No. 12 (excluded property) deposit comprises four (4) zones, from the footwall to the hanging wall: 1) massive to crudely layered pyrite, with variable amounts of pyrrhotite and chalcopyrite; 2) banded pyrite, sphalerite and galena, with minor amounts of chalcopyrite and pyrrhotite; 3) massive pyrite with this discontinuous layers or lenses of sphalerite and galena, and 4) iron formation (all phases except hematite).

e)

Sulphide textures include massive, banded, fragmental, nodular, mosaic, and stringer types.

The deposits that accumulated within the Flat Landing Brook Formation share the following common characteristics (McCutcheon, Walker and McClenaghan, 2001):

a)

Most of the deposits are hosted by a “cherty tuff” and/or fragmental rocks rather than mudstone.

b)

Oxide iron formation is absent, except at the Louvicourt Deposit where red and green magnetic shales of the Little River Formation overlie the barite-sulphide exhalite.

c)

The main footwall alteration is sericitic and silicic; Fe-chloritic alteration is much less voluminous than it is in the Nepisiguit Falls Formation host rocks.  In some deposits, talc is a significant constituent. Alteration extends into the hanging wall in at least one deposit.

d)

Metal zoning is generally absent.

e)

Sulphide textures include disseminated, stringer, semi-massive and banded types.

MINERALIZATION

Table XVII  Mineral Occurrences with Geological Resources

	MINERAL OCURRENCES WITH GEOLOGICAL RESOURCES
Name	URN	Cu %	Pb %	Zn %	Ag g/t	Au g/t	tonnes
Flat Landing Brook	0046	0.03	1.27	5.62	23		1,270,100
Devils Elbow	0285	1.20					362,880
Louvicourt	0147	0.42	1.23	1.00	91		136,000
Mount Fronsac North	1418	0.14	2.18	7.65	40.3	0.40	1,260,000

All information in the above table except Mount Fronsac North is taken from “Economic Geology Monograph 11, Massive Sulphide Deposits of the Bathurst Mining Camp, New Brunswick, and Northern Maine; W.D. Goodfellow, S.R. McCutcheon, and J.M. Peter, 2003” page 20, Table 1, compiled by W.M. Luff.

All the grade and tonnage calculations reported in Table I should be consider as Inferred Mineral Resources as defined in the CIM Definitions Standards, November 2005.

The Flat Landing Brook deposit tonnage calculations were originally completed by Sabina Industries Ltd in 1975. The tonnage calculations were re-calculated in 1982 by New Brunswick Government geologists and published in DNRE Information Circular 83-2. A qualified person has not done sufficient work to classify the historical estimate as current resources or mineral reserves. The methodology and cut-off grades are not discussed in either publication and should be considered NI 43-101 non-compliant.

The Devil’s Elbow deposit tonnage calculations were originally completed by American Metals Co in 1957. The tonnage calculations were re-calculated in 1982 by New Brunswick Government geologists and published in DNRE Information Circular 84-1. A qualified person has not done sufficient work to classify the historical estimate as current resources or mineral reserves. The methodology and cut-off grades are not discussed in either publication and should be considered NI 43-101 non-compliant.

The Louvicourt deposit tonnage calculations were originally completed by L. Gray et al in 1964. The tonnage calculations were re-calculated in 1976 by Sabina Industries from information taken from drill results in assessment report 471255 submitted by Sabina title “Report of Work by P.K. Gummer, Nine Mile Brook Property, Sabina Industries Ltd and Essex Minerals Co, March 1976”. A qualified person has not done sufficient work to classify the historical estimate as current resources or mineral reserves. The methodology and cut-off grades are not discussed and should be considered NI 43-101 non-compliant.

Geological Resource calculations for Mount Fronsac North of taken from a paper co-authored by J.A. Walker and G. Graves titled “The Mount Fronsac North VMS deposit: A recent discovery in the Bathurst Mining Camp, New Brunswick”, 2006 in press. Tonnages and grade calculation methodology are not discussed in the paper and should be considered an inferred mineral resource and is NI 43-101 non-compliant.

Data from Technical and Assessment Reports provided by Falconbridge Inc. and available at the New Brunswick Department of Natural Resources, Minerals Division, Assessment Files.

Indian Lake

A chlorite/base metal alteration zone is located on the fold hinge of the Tetagouche Antiform (F5), the major structural feature on the property. This alteration zone is hosted by interbedded tuffaceous metasediments, rhyolites and quartz feldspar porphyry. The sulphide mineralization in the alteration zone consists of pyrite, pyrrhotite, sphalerite, galena and chalcopyrite, which occur as stringers and finely disseminated crystals. The alteration zone continues to the west and south of the fold hinge. To the west, the zone contains strong sericite and minor copper mineralization. The alteration zone is a member of the same stratigraphic package that hosts the Strachens Lake deposit to the south.

This mineralization is interpreted to be the northern strike extension of the Strachens Lake Main sulphide deposit, and is hosted by quartz-feldspar augen schists, tuffaceous rhyolites, feldspar phyric and aphyric rhyolites and metasediments. The sulphide mineralization typically consists of pyrite, pyrrhotite, sphalerite, galena and minor chalcopyrite which occur as narrow stringers and finely disseminated crystals.

Three of the nine drill holes intersected ore grade base metal values but over narrow widths. The system appears to be open to depth.

Camel Back

Intense chloritization with heavily disseminated and stringer pyrite and chalcopyrite mineralization extends to a depth of 150 metres below and laterally 400 metres east and 100 metres west of the deposit. Narrow widths of discontinuous oxide facies iron formation are intimately associated with the massive sulphide mineralization. The massive sulphide mineralization is characterized by fine grained, red-brown to tan sphalerite with local galena in a pyrite matrix. Chalcopyrite occurs only locally within the massive sulphides as fine, late fracture fillings. The higher grade zones are typically banded in texture while the pyritic zones are massive and commonly finer grained. DDH ILN-96-6 intersected 3.6 metres and 5.1 metres of massive sulphide grading 0.5% Cu, 1.5% Pb, 4.6% Zn, 28.0 g/t Ag and 0.07% Cu, 3.4% Pb, 7.8% Zn, 36.0 g/t Ag respectively. A total of 23 metres of chloritized, footwall mineralization was intersected returning a 12.2 metre interval grading 2.1% Cu, 0.1% Pb, 0.09% Zn and 11.2 g/t Ag. DDH ILN-97-10 intersected 1.8 metres and 5.1 metres of massive sulphide grading 0.3% Cu, 2.8% Pb, 10.6% Zn, 41.5 g/t Ag and 0.3% Cu, 2.3% Pb, 8.9% Zn, 30.7 g/t Ag respectively. A total of 17 metres of chloritized, footwall alteration with discontinuous copper mineralization was intersected, returning a best composite value of 1.2% Cu over 3.8 metres.

Devils Elbow Deposit

The Devil’s Elbow deposit (Main Zone) consists of disseminated to massive sulphide dominated by copper mineralization. Tonnage estimates by the New Brunswick Department of Natural Resources place the possible reserves at 362,880 tons of 1.2% Cu and 154,224 tons of 0.7% Cu.

The drill program by Devil’s Elbow Mines in 1965 encountered a second mineralized horizon approximately 300 meters east of the Main Zone and referred to as the “East zone”. Unlike the main zone, the east zone was found to contain significant, albeit, sub-economic lead-zinc mineralization.

Mount Fronsac North

Diamond drilling on the Mount Fronsac North deposit has traced the zone over a strike length of more than 1.2 kilometres and more than 700 metres down dip (500 metres vertically below surface). Massive pyrite lenses up to 45 metres thick with sub-economic to economic grade zinc and lead mineralization occurs within the horizon of chlorite and sericite altered, pyritic felsic tuff, tuffaceous sediments and chert. The mineralized horizon is overlain by rhyolite to dacite flows and lapilli tuff. Massive rhyolite underlies the horizon as well as fine quartz-feldspar crystal tuff in some of the deeper holes. Intersections of ore grade Zn-Pb-Ag mineralization were found over widths ranging from 8 centimetres to 7.37 metres. The best grade-width intercept to date assays 9.51% Zn, 2.38% Pb and 42 g/t Ag over 7.37 metres which is included within a 16.65 metre section in hole MF00-31 which grades 1.64% Pb, 6.16% Zn, 28.2 g/t Ag, 267 ppb Au. Chalcopyrite zones, with grades up to 2% copper over 7 meters were found with some of the massive pyrite intersections (e.g. MF00-26).  These may represent stringer zones. Drill holes MF00-40 and MF00-41 terminate the zone at depth to the south. It is cut off to the north as well, but the strongly pyritic horizon remains open down the plunge on the north end below the 650 metre vertical level. The base metal parts of the massive sulphide lenses appear to have been cut off at this level.

EXPLORATION

Starting in January 2004 a number of large scale geophysical survey were completed over the area of influence by a number of contractors. This work was initiated as part of the Noranda – Slam Exploration Bathurst Joint Venture. Specific detailed results are available from the Xstrata database but will not be discussed in this report. Most of the work has been filed in various assessment reports and the majority remains confidential as per the Department of Natural Resources protocol for assessment reports. The geophysical surveys are discussed below along. All of these surveys were completed before the Xstrata Zinc – El Nino Ventures Option Agreement.

Air-FTG Gravity Survey

Between January 22nd and February 2nd 2004 Bell Geospace Inc. of 2 Northpoint Drive, Houston, Texas 77060 completed an initial test survey for Air-FTG Gravity. This survey was flown with 100 metre spaced, east-west trending flight lines. A total of 467 line kilometres were completed.  As a follow-up to the original test survey, a 15,630 kilometre camp scale survey was completed between February 11th and May 17th 2004. Flight lines were oriented north-south and spaced 100 metres apart (Figure 12). Details and specifications for this survey are presented in an internal report “Air-FTGTM Acquisition for Bathurst Mine Area” available from the Xstrata’s database.

FIGURE 12  AIR-FTG GRAVITY SURVEY

Magnetic & MegaTEM II Survey

Between January 18th and April 12th 2004 Fugro Airborne Surveys of 2060 Walkley Road, Ottawa, Ontario K1G 3P5 completed a camp scale airbourne magnetic and MegaTEM II surveys totaling 22,343 line kilometres as 7 separate flight blocks (Figure 13). Traverse line spacing was 200 metres. Details and specifications for this survey are presented in a report called “Logistics and Processing Report Airborne Magnetic and MegaTEM Survey” available from Falconbridge’s database or from the Department of Natural Resources Geological Surveys Branch in Bathurst.

FIGURE 13  MAGNETIC & MEGATEM II SURVEY BLOCKS

VTEM Survey Phase I

Between April 5th and April 17th 2004 a total of 574 line kilometres of VTEM Helicopter-borne Time Domain Electromagnetic survey were completed by Geotech Ltd., 30 Industrial Parkway South, Aurora, Ontario, L4G 3W2 for Noranda Inc. and Slam Exploration Ltd. of the Bathurst Joint Venture. This survey consisted of 34 separate target blocks. Line spacing for each target block varied from 50 to100 metres (Figure 14). Details and specifications for this survey are presented in the “Report On A Helicopter-Borne Time Domain Electromagnetic Geophysical Survey” available from Falconbridge’s database.

VTEM Survey Phase II

Between October 20th and October 26th 2004 a total of 430.6 line kilometres of VTEM Helicopter-borne Time Domain Electromagnetic survey were completed by Geotech Ltd., 30 Industrial Parkway South, Aurora, Ontario, L4G 3W2 for Noranda Inc. and Slam Exploration Ltd. of the Bathurst Joint Venture. This survey consisted of 25 separate target blocks. Line spacing for each target block varied from 50 to 100 metres (Figure 15). Details and specifications for this survey are presented in the “Report On A Helicopter-Borne Time Domain Electromagnetic Geophysical Survey” available from Falconbridge’s database.

FIGURE 14  VTEM SURVEY PHASE I

FIGURE 15  VTEM SURVEY PHASE II

VTEM Survey Phase III

On February 7th 2005 a total of 584 line kilometres of VTEM Helicopter-borne Time Domain Electromagnetic survey was completed by Geotech Ltd., 30 Industrial Parkway South, Aurora, Ontario, L4G 3W2 for Noranda Inc. and Slam Exploration Ltd. of the Bathurst Joint Venture. This survey consisted of 19 separate target blocks (Figure 16). Line spacing for each target block varied from 50 to 100 metres. Details and specifications for this survey are presented in the “Report On A Helicopter-Borne Time Domain Electromagnetic Geophysical Survey” available from Falconbridge’s database.

FIGURE 16  VTEM SURVEY PHASE III

IP/MT (Titan-24) Survey

Between October 6th and Nov 11th 2004, 60.5 line kilometres of Titan-24 was completed by Quantec Geoscience Inc., of 116 Spadina Avenue, Suite 400, Toronto, Ontario M1V 2K6 over an area north of Stratmat along the McCormack trend (Figure 17). Line spacing was 800 metres. Details and specifications for this survey are available from Falconbridge’s database.

THEM Survey

Between August 15th and September 16th 2004 a total of 666.7 line kilometres of THEM Time-domain Helicopter Electromagnetic and Magnetic survey was completed by McPhar Geosurveys Ltd. of 1256 B Kerrisdale Boulevard, Newmarket, Ontario, L3Y 8Z9 for Noranda Inc. and Slam Exploration Ltd. of the Bathurst Joint Venture. This survey consisted of 35 separate survey areas.

FIGURE 17  IP/MT (TITAN-24) SURVEY

FIGURE 18  THEM SURVEY

Flight line spacing was 50 metres (Figure 18). Details and specifications for this survey are presented in the “Final Report on a Helicopter-Borne Time-Domain Electromagnetic (THEM) Survey Selected Areas, Northern New Brunswick” available from Falconbridge’s database.

VTEM Survey Phase IV

Between January 15th and February 8th 2006, a total of 310 line kilometres of VTEM Helicopter-borne Time Domain Electromagnetic survey was completed by Geotech Ltd., 30 Industrial Parkway South, Aurora, Ontario, L4G 3W2 for Noranda Inc. and Slam Exploration Ltd. of the Bathurst Joint Venture. This survey consisted of 8 separate target blocks (Figure 19). Line spacing for each target block varied from 50 to 100 metres. Details and specifications for this survey are presented in the “Report On A Helicopter-Borne Time Domain Electromagnetic Geophysical Survey” available from Falconbridge’s database.

FIGURE 19  VTEM SURVEY PHASE IV

TEM Survey

During the course of the 2004 to 2006 exploration program, Falconbridge contracted Eastern Geophysics Ltd. of 819 Hwy 335, P.O. BOX 119, West Pubnico, N.S., B0W 3S0 to conduct 7 separate surface loop TEM surveys on three different properties summarized as follows: 5 loops with 66 line kilometres over Fronsac; 1 loop with 21.3 line kilometres over Camel Back and 1 loop with 2.95 line kilometres over Grant’s Lake (Figure 20). Details and specifications for these surveys are available from the Xstrata database presented in Eastern Geophysics logistic reports.

FIGURE 20  TEM SURVEYS

DRILLING

Diamond Drilling

Between January 2004 and March 2006, a total of 92 diamond drills have been completed over the area of influence for Noranda (Falconbridge and then Xstrata Zinc) by Lantech Drilling Services of Dieppe, New Brunswick. Variably 1 to 5 drills were contracted to drill either BTW or NQ size drill core. Drill hole lengths varied from 112.5 metres to 931.0 metres and varied in dip from 45° to 90°. All drill core was collected from the drills each day and returned to the exploration core shack on the Brunswick #12 mine site for logging and sampling. Any samples collected were sawn in half with a diamond saw, one half of the core remaining in the core box while the other half of the sample was numbered and deposited in sturdy plastic sample bags. All samples for assay were sent to the mine site assay laboratory along with periodic sample blanks and standards (detailed information on assaying protocol is presented below in the section titled “SAMPLE PREPARATION, ANALYSES AND SECURITY”). Care was taken to ensure no samples were cross contaminated and no sample was collected across geological contacts. Maximum sample lengths were 1.6 metres, minimum sample length were not smaller than 0.3 metres. Core recovery rates for the sampling were 100% core recovery.

Bathurst Joint Venture Drilling

Between January and March 2004, 64 BQ Thin Wall (BTW) size diamond drill holes, totaling 22,782.8 metres, were drilled during the Noranda – Slam Exploration Bathurst Joint Venture. Up to three drills were used with holes located throughout the Bathurst Camp (Figure 21). Drill hole information is summarized in Table XIX.  Detailed drill logs are available from the Xstrata database.

Table XVIII  Bathurst Joint Venture (BJV) Drill Hole Summary

	UTM NAD 83
Hole #	Easting	Northing	Zone	Length	Dip	Azimuth	BHEM
BJV-04-001	702,777	5,235,028	Zone 19	251.5	-60	215	No
BJV-04-002	702,692	5,233,842	Zone 19	290.6	-50	035	No
BJV-04-003	714,089	5,232,460	Zone 19	274.5	-50	180	Yes
BJV-04-004	709,060	5,263,030	Zone 19	223.5	-60	300	Yes
BJV-04-005	713,645	5,261,235	Zone 19	112.5	-60	292	No
BJV-04-006	714,267	5,260,992	Zone 19	175.5	-50	112	No
BJV-04-007	710,547	5,259,312	Zone 19	103.5	-65	270	No
BJV-04-008	710,308	5,260,073	Zone 19	169.5	-50	290	Yes
BJV-04-009	711,901	5,258,396	Zone 19	160.5	-50	270	No
BJV-04-010	710,511	5,256,843	Zone 19	199.5	-60	248	No
BJV-04-011	711,407	5,259,984	Zone 19	212.1	-50	260	Yes
BJV-04-012	282,857	5,255,392	Zone 20	193.5	-60	024	Yes
BJV-04-013	687,007	5,259,699	Zone 19	335.0	-55	120	Yes
BJV-04-014	700,827	5,253,442	Zone 19	727.0	-65	268	Yes
BJV-04-015	279,776	5,256,858	Zone 20	160.5	-60	050	Yes
BJV-04-016	279,792	5,256,676	Zone 20	423.5	-85	050	Yes
BJV-04-017	280,520	5,258,297	Zone 20	370.0	-45	178	No
BJV-04-018	692,009	5,264,509	Zone 19	236.0	-60	150	No
BJV-04-019	691,972	5,265,073	Zone 19	206.0	-60	155	No
BJV-04-020	694,797	5,236,885	Zone 19	277.0	-60	238	No
BJV-04-021	690,994	5,265,609	Zone 19	287.0	-50	145	No
BJV-04-022	707,295	5,231,621	Zone 19	191.0	-75	360	No
BJV-04-023	700,370	5,253,450	Zone 19	648.5	-75	270	Yes
BJV-04-023 ext	700,370	5,253,450	Zone 19	468.5	-75	270	Blocked
BJV-04-024	702,471	5,233,913	Zone 19	419.0	-50	040	Yes
BJV-04-025	715,849	5,253,303	Zone 19	342.0	-60	215	Yes
BJV-04-026	725,529	5,253,955	Zone 19	259.5	-60	280	No
BJV-04-027	707,167	5,248,943	Zone 19	222.0	-60	239	Blocked
BJV-04-028	720,819	5,258,158	Zone 19	221.5	-60	330	No
BJV-04-029	686,729	5,257,658	Zone 19	208.5	-50	185	No
BJV-04-030	687,125	5,258,158	Zone 19	211.5	-50	185	No
BJV-04-031	722,656	5,223,592	Zone 19	323.0	-60	179	No
BJV-04-032	684,303	5,261,738	Zone 19	208.5	-60	135	No
BJV-04-033	712,670	5,216,871	Zone 19	167.0	-60	042	No
BJV-04-034	705,759	5,238,935	Zone 19	329.0	-60	230	No
BJV-04-035	695,200	5,248,350	Zone 19	191.5	-50	240	No
BJV-04-036	696,593	5,245,660	Zone 19	277.0	-45	245	Yes
BJV-04-037	718,447	5,265,646	Zone 19	215.5	-60	300	No
BJV-04-038	717,340	5,250,266	Zone 19	120.0	-60	360	No
BJV-04-039	715,219	5,251,481	Zone 19	271.5	-60	215	Yes
BJV-04-040	715,097	5,252,283	Zone 19	422.0	-60	215	No
BJV-04-041	709,285	5,246,079	Zone 19	515.0	-50	034	No
BJV-04-042	708,412	5,246,793	Zone 19	205.0	-50	062	No
BJV-04-043	708,181	5,245,310	Zone 19	266.0	-50	062	No
BJV-04-044	285,996	5,246,192	Zone 20	611.0	-50	090	Blocked
BJV-04-045	279,612	5,252,081	Zone 20	183.0	-60	250	No
BJV-04-046	279,738	5,251,802	Zone 20	204.0	-60	070	No
BJV-04-047	687,501	5,259,592	Zone 19	520.0	-45	285	No
BJV-05-048	707,101	5,263,120	Zone 19	617.3	-55	115	Yes
BJV-05-049	718,759	5,247,272	Zone 19	590.0	-60	156	Yes
BJV-05-050	301,597	5,259,880	Zone 20	633.0	-55	235	Yes
BJV-05-051	711,422	5,277,267	Zone 19	359.0	-55	345	No
BJV-05-052	718,970	5,246,688	Zone 19	444.0	-60	156	Yes
BJV-05-053	305,862	5,257,100	Zone 20	668.0	-60	216	Yes
BJV-05-054	279,530	5,255,066	Zone 20	204.0	-45	155	No

	UTM NAD 83
Hole #	Easting	Northing	Zone	Length	Dip	Azimuth	BHEM
BJV-05-055	281,140	5,251,578	Zone 20	357.0	-45	360	No
BJV-05-056	302,041	5,258,624	Zone 20	780.0	-60	230	Yes
BJV-05-057	718,960	5,244,572	Zone 19	481.0	-55	315	Yes
BJV-05-058	305,312	5,257,866	Zone 20	799.3	-55	215	Yes
BJV-05-059	718,700	5,244,542	Zone 19	227.0	-75	315	Yes
BJV-05-060	715,560	5,247,420	Zone 19	531.0	-60	155	Yes
BJV-05-061	303,396	5,257,014	Zone 20	409.5	-60	240	No
BJV-05-062	718,704	5,247,463	Zone 19	931.0	-63	156	Yes
BJV-05-063	300,118	5,256,842	Zone 20	286.0	-45	249	No
BJV-05-064	318,900	5,267,750	Zone 20	856.0	-70	180	No

FIGURE 21  BATHURST JOINT VENTURE DRILLING

Summary of Results BJV Drilling

Table XIX  Summary of Results BJV Drilling

Hole #	Results
BJV 04-001	No significant results. Target 53, coincident EM and magnetic anomaly, is due to pyrrhotite stringers. This is confirmed by a peak in magnetic susceptibility at 175m.
BJV 04-002	No significant results. First conductor is graphitic schist at the top of the hole. The EM target was explained by a thick graphitic unit including up to 5% Po from 209 to 253m.

Hole #	Results
BJV 04-003

Target 61, coincident EM, magnetic anomaly with partly coincident gravity anomaly. Rhyolite, felsic tuff with alteration and wispy bands of pyrite occurs over 7m near the expected target. A BHPEM survey confirmed the in-hole sulfide target. No off-hole targets detected. Assays returned 0.2% to 0.5% Pb+Zn / 3m.

BJV 04-004

No significant results. Target 14, coincident EM, magnetic and gravity anomaly. Predominantly felsic crystal tuff with interbedded graphitic sediments with minor disseminated pyrrhotite. Several 2m gabbro zones.  Trace sphalerite occurs with disseminated pyrite from 145.5 to190. BHPEM survey - no significant results.

BJV 04-005	No significant results. Target 162, coincident EM and magnetic anomaly. DDH intersected basalt overlying strongly graphitic argillite with up to 10% pyrite as 0.5cm thick bands.
BJV 04-006

No significant results.  Target 161, coincident EM and magnetic anomaly, short strike length. DDH intersected altered quartz, feldspar porphyry (felsic tuff) with disseminated pyrite overlying graphitic argillite

BJV 04-007	No significant results. Target 79, coincident weak MegaTEM/VTEM EM and magnetic anomaly, short strike length. DDH intersected gabbro, basalt, argillite and 38m of graphitic argillite at the target.
BJV 04-008	No significant results. The target is a very weak MegaTEM EM anomaly (high frequency Max Min) with positive gravity anomaly was not explained. Feldspar crystal tuff is the only rock type in the hole.
BJV 04-009	No significant results The target is a MegaTEM and Max Min EM anomaly with positive magnetic anomaly. Sheared graphitic argillite, locally with minor pyrite.
BJV 04-010	No significant results The target is a MegaTEM and Max Min EM anomaly with positive magnetic anomaly. DDH cut graphitic argillite and basalt.
BJV 04-011

Felsic tuff and rhyolite, strongly sheared, locally with pyrite; overlying graphitic argillite. Felsic tuff with strong chlorite / sericite alteration and disseminated, minor (up to 10% locally)  stringers pyrite, sphalerite and galena.

BJV 04-013

No significant results. Quartz feldspar porphyry and ash tuff. Minor pyrrhotite with trace sphalerite associated with quartz veins locally developed from 43.0 to 72.2. Pyrrhotite stringers at 154 - 159 and pyrite (2%) at 178.6 - 180.4. Trace sphalerite

BJV 04-012

No significant results. Felsic tuff with minor argillite to 96.6 m. Strongly altered with 2% to 20% pyrite at the base from 85.3 to 96.6m. Argillite and graphitic argillite to 193.5. Felsic dyke with 15 to 20% pyrite from 115 to 125. Zone of graphitic fault gouge.

BJV 04-014

Stopped due to drill capacity; current depth 727m.  Intercalated Rhyolite, Fragmental Rhyolite and Felsic Tuff to 671 metres.   Moderate to strong chloritic alteration from 619 to current depth. Interbedded chloritized, felsic tuff and argillite from 671  to 720 metres, locally carrying stringer pyrite, pyrrhotite (~ 1-2%) and local trace chalcopyrite and sphalerite.  The hole was temporarily terminated due to insufficient drill power, will be continued with a bigger drill rig when available. BHPEM defined off-hole anomaly below the EOH.

BJV 04-015	Intersected mineralized Felsic Tuff from 95 to 98 metres (1 – 10mm semi-massive pyrite bands, ~ 10% of the unit). Assays show base-metal content is trace to slightly elevated.

Hole #	Results
BJV 04-016	No significant results. Tested east extension of mineralized zone encountered in BJV-04-15.
BJV 04-017

No significant results. Basalt from casing to 146m followed by Feldspar Crystal tuff with minor py stringers, and rhyolite ash tuff with diss. py. from 195 to 259m.  MeagTEM explained Py stringers section (195 to 259m) which is also weakly magnetic.

BJV 04-018	Testing MegaTEM anomaly. Graphitic phyllite from 196 - 236m that explains MegaTEM anomaly. No significant mineralization.
BJV 04-019	No significant results. Testing MegaTEM anomaly. Graphitic phyllite / stringer pyrite from 118 - 184.7m that explains MegaTEM anomaly.
BJV 04-020	No significant results. Intersected basalt/sediment suite, including graphitic sediments carrying stringer pyrite, pyrrhotite and minor chalcopyrite.
BJV 04-021	No significant results. Intersected graphitic sediments (Miramichi Group) below 100m and magnetic mafic dyke from 271 to 281m.
BJV 04-022	No significant results. Intersected "thrusted" and mylonitic package of interbedded graphitic argillite and crystal tuffs with graphitic/pyritic zones up to 40m thick.
BJV 04-023

Intersected tuffaceous rhyolite and rhyolite with a siltstone/tuffaceous sediment unit from 169 m to 271m (1 -3% stringer pyrite and trace sphalerite). Increasing chloritic alteration over the bottom 30m. The hole is being deepened to test the TEM target (see extension below).

BJV 04-024

No significant results. Calc-silicate altered Basalts and associated graphitic sediment with minor pyrite and pyrrhotite. Trace sphalerite noted in felsic tuffs at 285m and 315m. Initial depth is 287, extended to test BHPEM off end of hole.

BJV04-025	No significant results. Rhyolite from 11m to 30m overlying grey argillite with local pyrite / pyrrhotite / chalcopyrite.
BJV04-026	No significant results. Intersected basalt and graphitic and sulphidic (pyritic) sediments.
BJV04-027

Intersected rhyolite and 33m (177 - 210) meters of altered sediments with up to 20% pyrite. This indicates a significant, favourable horizon. Major fault at 210 to 222, DDH abandoned. Assays - no significant results.

BJV04-028	No significant results. Intersected basalt and graphitic argillite with trace pyrite.
BJV04-29	No significant results. Intersected pelitic sediment with minor local pyrrhotite and strongly graphitic sections. Probably older sediments underlying BMC.
BJV04-30	No significant results. Hole consists of tuffacous siltstones and pelites with narrow graphitic argillite intervals and trace pyrite and pyrrhotite throughout.
BJV04-31	No significant results. Intersected older sediments including graphitic argillite with pyrite.
BJV04-032	No significant results. Intersected older sediments including graphitic argillite, trace Py.
BJV04-033	No significant results. Intersected siltstone and 0.3m massive pyrrhotite.
BJV04-034	No significant results. Intersected rhyolite and a thick zone of fault gouge.
BJV04-035	No significant results. Intersected sediments with disseminated pyrite, pyrrhotite and a fault zone.
BJV04-036

No significant results. Intersected felsic tuff and tuffaceous sediments locally with 10 % pyrite and pyrrhotite and trace chalcopyrite and sphalerite in the expected target area. 0.65% Pb+Zn from 178m to 182m.

Hole #	Results
BJV04-037	No significant results. Intersected graphitic argillite bed within rhyolite and felsic crystal tuff.
BJV04-038	No significant results. Intersected graphitic sediments at the Brunswick horizon and magnetite iron formation underlain by altered felsic tuff, no sulfides.
BJV04-039

Intersected gabbro, cherty tuffaceous sediments and rhyolite with a 1.5m semi massive to massive pyrrhotite sulfide zone within altered rhyolite breccia with stringer py, po. Results of BHPEM confirm a variable dip of the sulfide zone resulting in the deeper intercept. 0.33% Zn / 1m.

BJV04-040	No significant results. Intersected rhyolite and graphitic argillite.
BJV04-041

No significant results, intersected rhyolite and quartz feldspar crystal tuff with minor mafic volcanics. Chloritic alteration with minor pyrite. Fault and shear zones may be the cause of the weak conductivity.

BJV04-042	No significant results, intersected faulted rhyolite and graphitic rhyolite and siliceous sediment.
BJV04-043

Felsic tuff and tuffaceous sediment are interbedded with massive and brecciated rhyolite. Three tuffaceous sediment intervals up to 51.5m thick have sericite +/- chlorite alteration and contain sections with 15% pyrite, 2% chalcopyrite and trace amounts of galena and sphalerite over 5m widths. Up to 0.33% Cu and 0.34% Zn over several 1m intervals.

BJV04-044

Mafic flows with graphitic sediments overlie Flat Landing Brook rhyolite, QFP with stringer pyrrhotite, pyrite, chalcopyrite and chloritic sediments / felsic tuff. This is  the Gilmore South stratigraphic sequence which hosts Brunswick grade massive sulphides located 2 km south of BJV04-44

BJV04-045	No significant results. Intersected quartz feldspar crystal tuff with two thin graphitic fault zones.
BJV04-046	No significant results. Intersected basalt overlying quartz feldspar crystal tuff with minor pyrrhotite, pyrite and trace chalcopyrite disseminated and on fractures
BJV04-047	No significant results. Quartz feldspar porphyry of the Nepisiguit Falls Formation. Trace pyrite and pyrrhotite
BJV04-023 extended

Intersected tuffaceous rhyolite and rhyolite with a siltstone/tuffaceous sediment unit from 169 m to 271m (1 -3% stringer pyrite and trace sphalerite). Increasing chloritic alteration over the bottom 30m to 648m. Deepened to test the TEM target Altered argillite / cherty rhyolite tuff with 5% to 10% pyrite and pyrrhotite and trace Cp. 30 % sulfides over 5m from 773.5 to 778.5 Py/Po stringers 1 cm to 5 cm thick occur from 900m to 1100m. 1000 to 3000 ppm Cu, Pb, Zn over 1m to 3m intervals.

BJV05-048

Intersected tuffaceous sediment, sediment and quartz feldspar porphyry of the Nepisiguit Falls Formation. 250m to the end of the hole consisted of massive coarse QFP, unaltered. Hole was stopped because of excessive flattening - went over the top of the target. The probe results indicate that the TEM anomaly is below the hole and will have to be tested from another setup.

Hole #	Results
BJV05-049

Intercalated fine grained felsic crystal tuff, cherty tuff and less laminated argillite and chert. 397 to 416 tuffaceous rhyolite, chlorite alteration with disseminated and stringer pyrrhotite, minor pyrite, trace Sp and Gn. 416 to 527 argillite with one to eight meter sections intense chlorite, 10% to 15% stringer and disseminated Po, less Py very minor Sp stringers. Up to 10% arsenopyrite locally. 527 to 551 is rhyolite tuff, quartz flooding, 5% Po/Py stringers. Ended in silicified felsic tuff, minor pyrite. Initial results for BHPEM show inhole and better off-hole at sulphide intercept. Also strong off-hole at bottom.

BJV05-050

No significant results. Carboniferous cover to 105m. Intercalated felsic tuff and rhyolite to 436.5m with trace amounts of Po and Cpy. Miramichi sediments from 436.5 to 633. Heavy Po stringers from 465 to 466 is confirmed by the BHPEM to be the EM target and is located within Miramichi sediments.

BJV05-051	No significant results. Cut weakly graphitic shale at conductor depth. Interbedded with altered QFP and argillite with minor disseminated pyrite and very minor sphalerite laminations.
BJV05-052

115m of gabbro at the top of the hole overlying intercalated felsic tuff and argillite with variable chlorite/sericite alteration. 332m to 360m up to 20% pyrite disseminated and as semi-massive bands over up to 5m lengths. PHPEM preliminary results show no strong anomalies.

BJV05-053

Carboniferous cover to 239.4. Interbedded felsic tuff and argillite to 557.2m. 344m to 464m the tuff and argillite contain pyrite/pyrrhotite stringers with trace chalcopyrite, sphalerite and galena. The best interval is 0.6m with 40% pyrite stringers and minor chalcopyrite. A magnetic gabbro dyke from 332m to 345m. Magnetic anomaly is more likely due to Po stringers. Graphitic argillite, locally with Po stringers from 557.2m to 668m. Two BHPEM anomalies correspond to stringer sulphide and graphite intercepts. Best assay 0.53% Zn / 1m.

BJV05-054

Intersected rhyolite tuff and graphitic fault zone with 5% pyrite at the target depth. Very minor sphalerite in rhyolite explains the soil geochemical anomaly. Top of FLB - Louvicourt  horizon. Best assay 1.13% Pb + Zn / 0.4m.

BJV05-055

Intersected felsic tuff and cherty tuff, strongly deformed with trace pyrite. 10% pyrite stringers from 152m to 153.5m. Significant Py/Po/trace Cp stringer zone from 177.3 to 232m. Best interval 15m with 5% to 10% sulfide. 232m to 357, cherty tuff and argillite. BHPEM is not possible due to condition of hole. No significant assays.

BJV05-056

Carboniferous sediments to 116.4. Ordovician - grey argillite with minor felsic tuff intervals. Minor pyrite stringers to 10% locally and chloritic alteration is generally associated with the felsic tuff. Trace chalcopyrite with chlorite alteration in the sediment. 302m to 354 Po, Py and Cp stringers, locally with 2% Cp. Rhyolite from 463 to 488, with quartz flooding and up to 3% arsenopyrite from 463 to 475. Felsic tuff, less argillite, minor gabbro to 625m. Locally strong chlorite alteration. 2% pyrite from 531m to 596m. Gabbro from 596 to 602. Felsic tuff with weak sericite alteration and 5% Py down to EOH. Faulted between 727m and 753m. BHPEM results pending. Assays return elevated copper over narrow widths, best assay 0.75% Cu / 1m.

Hole #	Results
BJV05-057

Fine grained felsic tuff and crystal tuff. Variable chlorite alteration with minor pyrite. Semi-massive and massive pyrite with up to 7% sphalerite occurs from 249.3 to 250.07 and 251.05 to 251.67. This probably is the main zone. Altered tuff locally with up to 15% pyrite and strong chlorite alteration from 251.67 to 350.7. Zone of pyrite / chlorite alteration from 262.7 to 264.7 is probably S2. Gabbro from 251.7 to EOH. BHPEM defined a strong off-hole anomaly west of the main zone intercept.

BJV05-058

Carboniferous sandstone to 225.9m. Ordovician - green argillite from 225.9m to 410m, becoming grey with up to 1% pyrite, disseminated and stringers from 363m to 410m. Gabbro 410 to 453m. Green, locally chloritic argillite intercalated with less rhyolite and felsic tuff. Po/Py/Cp stringers (40% sulphides, 0.5% Cp) from 476.8 to 477.2. Up to 10% Po stringers from 468.1 to 653.2m with 0.5% Cp locally, in felsic tuff and cherty tuff. 60% Po, 2% Cp at the contact from 653.2 to 653.5 overlying graphitic argillite to 670.1.Felsic tuff and argillite to 745m. Graphitic argillite to EOH. BHPEM anomalies are explained by core results. Assays - elevated copper to 0.27% Cu / 1m.

BJV05-059

Felsic crystal lithic tuff with 1% pyrite. Moderate sericite and strong chlorite alteration locally developed. 102.2m to 102.5m massive pyrite with chalcopyrite stringer. 102.5 to 210m gabbro, carbonate alteration and 5% to 10% pyrite. BHPEM survey detected an off-hole anomaly located to the east (Main Zone).

BJV05-060

Rhyolite (Flat Landing Brook Fm.) to 164m Badly broken core with two narrow zones of fault gouge. Feldspar Crystal tuff from 164 to 245m. Sericitic, cherty sediment from 245m to 275m with locally up to 30% disseminated and stringer Py, Po trace Sp, Gn. Dark argillite and cherty sediment with 10% Py (Po), trace Cp from 275m to 285m. Felsic crystal tuff from 285m to 431.2m. Chloritic / sericitic sediment and semi-massive pyrite, locally minor sphalerite from 431.2 to 512.7. Core angles near 0 and the semi-massive sulphide zones are interpreted to be the same horizon. Feldspar crystal tuff, chloritic alteration from 512.7m to 531m. BHPEM indicates build-up off the EOH.

BJV05-061

No significant results. South-east end of KH trend. Carboniferous sediments to 176m. Siltstone to 192m. Graphitic schist to the end of the hole at 409.5 with one gabbro and one felsite dyke. Major fault zone from 263m to 270m may explain the strong EM response.

BJV05-062

Testing off-hole anomaly recorded in BJV05-049 coincident with Titan 24 resistivity and MT. Rhyolite crystal lithic tuff and massive rhyolite. Chloritic argillite units between at 558m to 574m, 630m to 679m. Pyrite 1% to 5% from 580 to end of hole. Seven sections 0.5m to 4.0m of 10% to 30% pyrite from 739m to 779m. Mainly unaltered from 787m to 931m.

BJV05-063

Carboniferous sediments to 91m. Ordovician basement - basalt (61m) overlies 44m of cherty magnetite iron formation (Boucher Brook) which overlies interbedded graphitic argillite, siltstone, grey sandstone intercalated with two felsic tuff units from 219m to 223m and 234m to 241m. Up to 10% disseminated and stringer pyrite occur in the felsic tuff and graphitic argillite.

BJV05-064

Carboniferous sediments to 451.3m. Brown-grey fine grained sandstone, red mudstone and siltstone with rare mm scale coal seams and pyrite, basal conglomerate. Ordovician basement consists of mafic tuff and flows with interbedded graphitic schist. Pyrite and pyrrhotite occurs locally disseminated, thin bands and rare stringers. Fine to medium grained sandstone increases towards bottom.

Table XX  BJV Borehole EM Results

Hole #	Borehole EM Results
BJV-04-003	Hole BJV-04-003 (P-61), which intersected minor pyrite at 241m was surveyed. The results indicate a 1.6 S conductor was intersected at 250m. The target was a 2S conductor.
BJV 04-004

Hole BJV-04-004 (P-14), which intersected 10% disseminated pyrite with minor sphalerite in prospective stratigraphy. Results indicate an early time in-hole anomaly that is an off-hole anomaly at late time. No follow-up is recommended because graphite was intersected at this depth.

BJV 04-008	BHEM response is a very weak conductor that appears to be surficial. Probably a bog or wet area. The borehole log does not indicate a conductor in the hole.
BJV 04-011

There are several responses down the profile. Modeling was attempted but a good fit was not found.  The BHEM profile suggests that there are two in hole anomalies located at 40 m (plate 1) and 60 m (plate 2) followed by an off hole anomaly centered at approximately 125m (plate 3).  The geologic section was compared with the BHEM profile. Through this comparison, the in hole anomalies appear to be dipping to the east. The in-hole at 40m and 60m correlate with minor pyrite zones within graphitic argillites. The off-hole at 125m correlates with a fault zone in a graphitic sediment. The purpose of surveying the hole was to search for conductors associated with a strong alteration system underlying the sedimentary unit.  No anomalies are seen in the lower part of the hole

BJV 04-012	Response was modeled as one off hole conductor with a strike of 180 degrees and a dip of 66 degrees.
BJV 04-013

Hole BJV-04-013 (target 72) was surveyed. The results located an off-time in-hole response with no S1 response. The anomaly is centered at 160m and correlates with pyrrhotite stringers intersected in the hole. No off-hole responses were detected. The target was intersected close to its upper and eastern edge, so if further work is warranted based on geology, the follow-up hole should intersect a point 50m below and 50m grid west of the present intersection point.

BJV 04-014	BJV-04-014 (Mount Fronsac). No change from the preliminary data (building response to bottom of hole, interpreted to be 50m off end of end hole).
BJV 04-015

Hole BJV-04-015 (Target 133)  was surveyed. The graphite zone intersected at 65m corresponds to an in-hole anomaly and an off-hole response at 95m corresponds 20% pyrite intersected in the hole. The nearest edge of the off-hole conductor is located 10m away below and west of the hole, in the direction of follow-up hole BJV-04-016. Note that the time constant of the in-hole is 0.2ms and the off-hole is 0.6ms.

BJV 04-016

Hole BJV-04-016 (Target 133) showed no off-hole anomalies. In-hole responses corresponding to graphite zones were located at 135m and 245m, with tau values of 0.2ms and 0.6ms respectively. A third response, located at 160m is an off-hole response located very close to the hole, and corresponds to pyrite stringers in the hole. It is the best conductor, but a time constant is impossible to calculate because of the multiple responses.

BJV 04-023

Through observation of the Z component data in both holes, it was evident that there was a build up in amplitude moving down the profile that had an in hole polarity. This was indicative of a large conductor located below the hole. After BJV-04-023 was extended the conductor was found to be associated with stringer pyrite/pyrrhotite with some minor chalcopyrite and trace sphalerite and galena. The stringers were located within an altered argillite and cherty tuff.

BJV 04-024

Modeled general shape of response however several discrepancies are apparent.  Four anomalies were apparent in the hole from the BHEM survey, however a small in hole at 230 m was not included. All conductors were seen to at least channel 16.  The shallowest of which was an off hole that was modeled to dip against geology. Many of the conductors flipped in the later channels.

BJV 04-025	Hole BJV-04-025 (target 280) was surveyed. The results indicate an off-hole response at 295m, located below (east of) the hole. The conductor was modeled to have a conductance of 5S.
BJV 04-036

Hole BJV-04-036 was surveyed. The results located an off-hole anomaly at 140m. The source is located down-dip, extremely close to the close and has a modeled conductance of 30S. There is no in-hole response

Hole #	Borehole EM Results
BJV 04-039

Hole BJV-04-039 was surveyed. The expected depth of intersection was 80m. The only conductive material in the hole was intersected at 235m. The VTEM data had indicated that dip changed from east to west as one moved north, and it was suspected that the dip also varied in the vertical sense. At 80m, there is a crossover on the z component, indicating a conductor parallel to the hole. At 235m, there is a very conductive in –hole. Strong deflections are seen in the PP.  Step response has not been received.

BJV-05-048	Hole BJV-05-048, reported blocked last week, was re-opened and surveyed through 300m of rods. The results are consistent with the surface data, with a shallow dipping conductor below the hole
BJV-05-049

The results from hole BJV-05-049 show significant deviations in the PP, indicating three distinct anomalies between 425m and 505m; both in-hole and off-hole polarities exist. In addition to these anomalies, there is a late time off-hole anomaly at the bottom of the hole. Off-time data indicates a source north of the hole, where there is a resistivity low in both the IP and MT data. Final interpretation is pending receipt of the step data.

BJV-05-050	BJV-05-050 (Target 309). An off-hole response was located at the depth where a pyrrhotite stringer was intersected, but its small size and close proximity to the hole do not warrant a follow-up hole.
BJV-05-052

Results from hole BJV-05-052 show no late time anomalies. However, the S1 data indicates a small but highly conductive area was intersected between 270m and 280m. A long wavelength low amplitude S1 anomaly in all components is attributed to geometry.

BJV-05-053

Hole BJV-05-053, surveyed with borehole EM last week. The strongest anomaly is a 50% in-hole response corresponding to graphite with Po stringers. A 5% S1 off-hole at 495m correlates to felsic tuffs intersected in the hole. The nearest edge of the source is located 30m away, down-dip of the intersection (northeast of the hole).

BJV-05-056

Step data was received for hole BJV-056, surveyed last week. The off-time results showed high amplitude in-hole and off-hole responses between 325m and 450m, and a near-hole off-hole at 560m. The step processing indicates a 20% S1 in-hole at 390m and a 20% off-hole S1 response at 430m. Off-time data is dominated by in-hole responses. This indicates that an excellent conductor exists to the southeast of the hole, in the direction of previous drilling. The off-time response at 560m has only a 1% S1 response.

BJV-05-057

The results from the borehole EM survey of hole BJV-05-057 showed a 20 channel off-hole anomaly centered at 220m down the hole. The source is modeled as a large poor conductor (10S) located west of the hole, with a higher conductivity core located both west and up-dip.

BJV-05-058

Hole BJV-05-058 was surveyed from 270m to 445m. The lower part  (460m to 760m) was surveyed earlier in the month. There are no significant responses seen in the upper portion of the hole. As reported last week, several late-time anomalies were seen in the off-time data, at 480m, 495m, 660, 680m, as well as anomalous readings at the bottom of the hole. Step response data shows S1 off-hole responses at 620m, 660m and 680m, with the strongest at 660m (20%). All are very close to the hole (<10m away).

BJV-05-059

Hole BJV-05-059 was also surveyed through rods. There is an 18 channel off-hole anomaly centered at 110m. The source is located to the east, and is consistent with the near surface conductor seen in the results from BJV-05-057, ST-235 and ST-237.

BJV-05-060

Hole BJV-05-060 was surveyed. The axial component data shows a building in-hole polarity response to the bottom of the hole, seen to channel 8. No response is seen where sulphides were intersected, except for a short wavelength 4 channel in-hole response at 270m.

Hole #	Borehole EM Results
BJV-05-062

Hole BJV-05-062, was surveyed to 750m while the drill was on standby. There are three responses in the hole, a 5% S1 only off-hole anomaly at 625m, located behind the hole, a 15 channel off-hole response at 620m, also located behind the hole and a strong in-hole polarity build-up toward the bottom of the hole seen in PP data as well as the late time off-time results.  Modeling of results has confirmed that the hole is drilling down-dip in the lower part of the hole. The hole was extended to 931m, and the bottom of the hole surveyed through 700m of rods. The build-up to the bottom is defined as the shoulder of an off-hole response centered at 805m.  This is also a PP anomaly. The source is located behind the hole, i.e. the hole has passed over the south end of the conductor. There is no early time in-hole anomaly corresponding to the sulphides intersected in the hole. The lower part of Hole BJV-05-062, was surveyed from 815m to 930m. The bad data was confirmed to be the result of rods left in the hole. No additional anomalies were detected in the lower part of the hole. A final model was made using results from Holes BJV-05-049 and BJV-05-062

Bathurst Exploration (BE) Drilling

Between June and October 2006, 27 BQ Thin Wall (BTW) size diamond drill holes, totaling 11,866.6 metres, were drilled by Falconbridge during there Bathurst Exploration program. Up to five drills were used with holes located predominantly throughout the Carboniferous Project area (Figure 22). Drill hole information is summarized in Table XX below. Detailed drill logs are available from the Xstrata database.

Table XXI  Bathurst Exploration (BE) Drill Hole Summary

	UTM NAD 83
Hole #	Easting	Northing	Zone	Length	Dip	Azimuth	BHEM
BE-06-065	290,502	5,240,785	Zone 20	450.2	-60	130	Yes
BE-06-066	292,154	5,243,870	Zone 20	330.5	-60	090	No
BE-06-067	308,819	5,256,996	Zone 20	831.0	-65	180	Yes
BE-06-068	295,955	5,247,495	Zone 20	505.0	-55	100	Yes
BE-06-069	294,162	5,246,143	Zone 20	182.0	-60	120	No
BE-06-070	297,280	5,251,578	Zone 20	182.0	-50	300	No
BE-06-071	299,510	5,253,678	Zone 20	458.0	-60	355	Yes
BE-06-072	304,763	5,262,878	Zone 20	390.0	-60	045	Yes
BE-06-073	295,490	5,245,161	Zone 20	266.5	-55	120	Yes
BE-06-074	289,124	5,236,009	Zone 20	161.0	-60	130	No
BE-06-075	313,198	5,266,100	Zone 20	623.0	-65	180	Yes
BE-06-076	306,971	5,265,064	Zone 20	608.0	-65	045	Yes
BE-06-077	290,535	5,238,403	Zone 20	265.0	-60	130	No
BE-06-078	311,934	5,250,750	Zone 20	690.5	-80	360	Yes
BE-06-079	290,631	5,238,032	Zone 20	273.0	-60	130	No
BE-06-080	302,967	5,253,585	Zone 20	348.0	-60	045	No
BE-06-081	299,372	5,256,275	Zone 20	473.3	-50	225	Yes
BE-06-082	291,439	5,238,531	Zone 20	345.0	-70	130	No
BE-06-083	298,150	5,256,928	Zone 20	304.0	-50	065	No
BE-06-084	295,311	5,240,588	Zone 20	324.0	-55	130	No
BE-06-085	289,733	5,240,439	Zone 20	907.0	-50	115	Yes
BE-06-086	299,544	5,256,473	Zone 20	347.0	-55	225	Yes

	UTM NAD 83
Hole #	Easting	Northing	Zone	Length	Dip	Azimuth	BHEM
BE-06-087	312,929	5,257,559	Zone 20	863.0	-65	220	Yes
BE-06-088	311,238	5,254,637	Zone 20	518.5	-70	180	Yes
BE-06-089	299,174	5,254,373	Zone 20	409.0	-50	220	Yes
BE-06-090	294,054	5,244,238	Zone 20	465.1	-60	123	Yes
BE-06-091	291,838	5,242,341	Zone 20	347.0	-60	135	No

FIGURE 22  BATHURST EXPLORATION (BE) DRILLING

Summary of Results BE Drilling

Table XXII  Summary of Results BE Drilling

Hole #	Results
BE-06-065

No significant results. The hole cut felsic crystal tuff with 1 meter of massive pyrite at the top of the formation, overlain by graphitic sediments. EM anomaly is due to graphitic sediments and possibly to the thin massive pyrite horizon. The magnetic anomaly is caused by pyrrhotite stringers in the graphitic sediments.

BE-06-066	No significant results. The hole encountered sediments. Geophysical target is due to graphitic sediments with 5% pyrrhotite stringers from 164m to 178m and 3% Po plus Py from 275m to 309m.
BE-06-067	OB to 19m, Carboniferous sediments to 318m. Felsic crystal tuff to 596 including chloritic argillite with 1% to 5 % Po, trace Cp from 430m to 448m. Predominantly felsic tuff to 712m.
BE-06-068	OB to 15m, Carboniferous sediment to 99m, feldspar and quartz/feldspar crystal tuff interbedded with tuffaceous siltstone to 505m.
BE-06-069	No significant results. OB to 6.5m, Carboniferous sediments to 51.7m, siltstone to 65.7m, graphitic argillite to 182m.

Hole #	Results
BE-06-070	No significant results. OB to 5m, Carboniferous sediments to 65.3m, siltstone to 80.2m and strongly graphitic sediments to 182m. Core angles are 30 degrees to CA (possibly down-dip).
BE-06-071

OB to 3m, Carboniferous sediments to 92m and pillowed basalt to 347m. This includes 3.3m of massive sulphide (Py, Po) from 178.4 to 181.7. Felsic tuff and cherty tuff to 352m. Black graphitic sediments with 10% Py and fine bands of tuff. Felsic and cherty tuff with 10 % Py from 395m to 406m and graphitic sediment to 458m.

BE-06-072	9m of OB, Carboniferous sediments to 144m, phyllite to 194m. Andesite, weakly graphitic argillite and gabbro to 390m.
BE-06-073	OB to 6m, Carboniferous sediments to 106.6m, basalt to 126.7m and strongly graphitic sediments to 161m.
BE-06-074	OB to 10.5m, Carboniferous sediment to 36.4m, basalt and graphitic argillite to 161m.
BE-06-075	Carboniferous sediments to 366.4m, mafic volcanic, schistose, to 623m. BHPEM did not indicate any conductivity.
BE-06-076	Carboniferous sediments to 157m. Basalt to 608, weakly magnetic. BHPEM did not indicate significant conductivity, off-hole anomalies.
BE-06-077	No Carboniferous sediments. Grey, green and black argillite, black graphitic argillite.
BE-06-078	Carboniferous sediments to 325.5m. Graphitic argillite to 421. Rhyolite, carbonitized and biotized, intruded by gabbro, to 570.
BE-06-079	Carboniferous sediments to 19m, black graphitic argillite with up to 3% py stringers, interbedded with minor gritty sandstone, to 273m.
BE-06-080	Carboniferous sediment to 202m. Black argillite to 258m. Poor core angles (0 to 10 degrees to core axis).
BE-06-081	Carboniferous to 64m, basalt flows and tuff to 297m.
BE-06-082	Carboniferous to 26m. Massive and pillowed basalt with interbedded graphitic and cherty argillite to 345m.
BE-06-083	Carboniferous sediment to 15.3m. Siltstone and graphitic, pyritic argillite to 302m.
BE-06-084	Carboniferous sediment to 106m. Interbedded basalt and graphitic argillite to 293m.
BE-06-085

Rhyolite feldspar crystal tuff with minor interbedded chert to 707. Fine felsic tuff, altered with increasing Py, Po to 10%. Semi-massive and massive Po from 759.23 to 760.0m. Felsic crystal tuff to 857 with interbedded graphitic argillite from 770m to 777m.

BE-06-086	Carboniferous sediments to 72m.Siltstone and grey shale to 347m.
BE-06-087	Carboniferous sediments to 370m. Feldspar crystal tuff and rhyolite flows to 856m. BHPEM results did not indicate any conductivity.
BE-06-088	Carboniferous sediment to 309m. Foliated porphyritic rhyolite flows and tuff to 518.5m. BHPEM did not detect any conductivity.
BE-06-089	Carboniferous sediment to 85m. Green tuffaceous wacke and mafic tuff with two thin felsic tuff units to 378m. Quartz/feldspar crystal tuff to 409m. BHPEM did not detect any conductivity.
BE-06-090

Carboniferous sediment to 53m, felsic ash and feldspar crystal tuff to 377. Includes sericitic chert from 79m to 90m with 10 cm massive pyrite vein or stringer and argillite from 298m to 323m. Argillite and graphitic argillite from 377 to 398m.

BE-06-091	Carboniferous sediment to 40m, black variably graphitic argillite, siltstone and greywacke to EOH.

Table XXIII  BE Borehole EM Results

Hole #	Results
BE-06-065

Hole BE-06-065 was surveyed with borehole EM. Off-time data shows two anomalous areas. Multiple moderate conductivity anomalies (15-30S) occur between 160m and 190m, near the massive pyrite intersection, and a 20 channel off-hole anomaly occurs at 430m within moderately magnetic graphite.

Hole #	Results
BE-06-067

Hole BE-06-067 This hole intersected felsics and argillites throughout the hole. The off-time results are not discussed because the sources of the anomalies are extremely conductive and only the step data is interpreted. The most significant results are a strong in hole anomaly (140%) centered at 485m corresponding to po in argillite, a 40% off-hole at 520m  (massive po with minor cpy in hole) and 90% off-hole at 590m (po in argillite in hole). All have extremely high conductance. The uppermost and lowermost anomalies are centered to the east, and the off-hole at 520m is located down-dip and to the west of the hole

BE-06-068

Hole BE-06-068 was surveyed because the hole intersected sulphides in felsic stratigraphy. Preliminary results indicate a strong in-hole build-up to the end of the hole. Modeling shows that the conductor lies very close (within 20m) beyond the end of the hole. This is a large high quality conductor. There is a mid-time short wavelength anomaly at 375m, where sulphides were intersected. This zone is small.

BE-06-071

Hole BE-06-071: Results of the borehole survey showed three anomalies. A small amplitude in-hole spike at 180m correlates to 3.3m of massive sulphides intersected in the hole.  The second anomaly is a late channel in-hole centered at 380m. A positive PP anomaly suggests this will be an off-hole in the step processed data. Graphite with pyrite was intersected in the hole. The third anomaly is a long wavelength anomaly seen along the entire hole. The large conductor is located to the west of the hole, and strikes parallel to the hole. This large conductor dips steeply east and is seen in the MegaTEM data as a strong formational anomaly

BE-06-072

Hole BE-06-072: This hole was surveyed to ensure that the target was fully tested. Preliminary off-time results show a strong response from the Carboniferous cover, and a late time off-hole response at 310m, which corresponds to graphitic argillite intersected in the hole. There is also an in-hole response at 335m, corresponding to another unit of graphitic argillite

BE-06-073

Hole BE-06-073 was surveyed. This hole intersected graphite throughout most of the hole, and was surveyed for the purpose of better understanding the single peak VTEM anomaly. Preliminary results indicate there are several closely spaced in-hole anomalies, with the strongest responses at 200m and off the end of the hole (>265m).

BE-06-075	Hole BE-06-075: This hole targeted a magnetic anomaly. Survey results showed no EM responses except from the Carboniferous cover
BE-06-076	Hole BE-06-076: This hole also targeted a magnetic anomaly. Survey results showed no EM responses except from the Carboniferous cover.
BE-06-078

Hole BE-06-078: This hole intersected graphite, then gabbro and rhyolite. There were no anomalies located beneath the graphite, which was seen as a 20 channel in-hole response with a strong PP anomaly centered at 360m down the hole

BE-06-081

Hole BE-06-081: This hole targeted a magnetic anomaly. No conductor was intersected and the hole was surveyed to see if there was a conductor beyond the end of the hole. No anomalies were located beneath the conductive Carboniferous cover

BE-06-085

Hole BE-06-085: This hole should have intersected a good conductor at 400m. No conductor was intersected and the hole was surveyed to determine if the conductor lie in front of the hole or off the hole. The results show a subtle 20 channel build-up and the hole is presenting in progress. There is also a broad positive (in-hole) response centered at 350m. An x crossover is located at 420m and there is a y peak at 450m. This does not model as a discrete conductor

BE-06-086

Hole BE-06-086: This survey intersected minor amounts of graphite in several sections and the hole was surveyed to determine if this adequately explained the targeted conductor. The results showed a 16 channel in-hole anomaly at 205m and an 18 channel response at 255m seen primarily in the XY data

BE-06-087

Hole BE-06-087: This hole targeted a magnetic anomaly.  The magnetic anomaly can be explained by locally higher susceptibilities in the hole, and the hole was surveyed because prospective rocks were intersected. No anomaly was detected below the Carboniferous cover

Hole #	Results
BE-06-088

Hole BE-06-088: This hole targeted a magnetic anomaly. The magnetic anomaly was explained by a mafic dike within rhyolite.  The hole was surveyed to determine if conductive material occurred in the immediate vicinity of the hole. The results are dominated by a strong response from the Carboniferous sediments.  There is also a second response at 370m seen only in the XY components and hidden within the response from the Carboniferous cover. The response is seen to channel 17. The model suggests a small source close to the hole. Given the response in combination with the geology in the hole, no follow-up is recommended

BE-06-089

Hole BE-06-089: This hole targeted an EM anomaly coincident with a magnetic anomaly. The hole failed to intersect a conductor and was surveyed to locate the conductor. There is a 20 channel off-hole anomaly located at 210m down the hole. The source is 110S and, with the near edge 40m away, located below the hole. Projecting up-dip, this anomaly correlates to po in a mafic unit. Early times show an off-hole anomaly at 115m with the source very close to the hole

BE-06-090	Hole BE-06-090: The results of the BHEM survey show an in-hole response centered at 390m. This corresponds to graphite intersected in the hole. No anomalies were seen in the felsic rocks

Borehole Pulse EM Surveys

Where indicated, Falconbridge completed Borehole Pulse EM surveys on a number of the above drill holes (see Tables XXI & XXIV). Loop size and relative position of the loop to the drill hole varied from hole to hole depending on the depth of the hole and topography. Surveys where done by Eastern Geophysics Ltd. of 819 Hwy 335, P.O. BOX 119, West Pubnico, N.S., B0W 3S0. Details and specifications for these surveys are available from the Xstrata database presented in Eastern Geophysics logistic reports.

SAMPLING METHOD AND APPROACH

All diamond drill core for the Bathurst Joint Venture and the Bathurst Exploration phases of the previous drill programs was BQ Thin Wall size (BTW). The diameter of BTW core is approximately 4 centimetres (only slightly smaller than NQ). The core was placed in 1.5 metre long core boxes with wooden meterage markers placed every three metres down the hole. The core was secured at the drills and transported to the Brunswick No. 12 mine site for geological logging and sampling. Individual samples were sawn in core lengths ranging from 0.1 to 1.5 metre. Drill recovery was near 100% and would not impact the accuracy and reliability of the results. Drill-core samples were either split or sawn to provide representative samples with no apparent sample biases. All samples were assayed at the Brunswick No. 12 mine site.

SAMPLE PREPARATION, ANALYSES AND SECURITY

Following is the review of sample preparation, analyses, security and data verification of the Brunswick geological samples prepared and analyzed by Brunswick Mine. This report is devise in two sections: Sample Room and Assay Lab. The direction of these two departments is conducted by the Chief Chemist. The personnel are comprised of laboratory technicians.

Sample Preparation, Analyses and Security

The following section is the review of the sample preparation, analyses, security and data verification for the core samples prepared and analyzed by the assay laboratory of Brunswick Mine.  The section has been mainly written by Lyne Côté, P. Chem, B.Sc., D. Env., Chief Chemist (member of the Ordre des Chimistes du Québec).

Sample Preparation Room

The sample preparation room is an enclosed area located in the basement of the concentrator building.  One permanent technician is assigned to the sample preparation and the housekeeping of the workshop. To reduce the risk of sample contamination and provide a healthier work environment, the sample room is equipped with a proper dust control system in which crushing and grinding equipment is virtually completely enclosed. Only the drill core samples provided by the geology department of Brunswick Mine are processed in this room. Therefore, the samples are of the same matrix type, reducing the probability of contamination.

The drill core samples are delivered from the core shack to the sample preparation room by the core shack sampler.  Each core sample plastic bag was previously identified with a plastic bar code system tag by the sampler of the geology department. The plastic tag includes the sample number and the location of the sample (diamond drill hole number, from-to in meters). The samples are recorded in a logbook upon reception at the sample room.  The weight of the sample is variable (5 to 10 kg) depending of the length of the core sample, its nature (massive sulphides, chloritic waste rocks,…) and depending if the core sample has been split in two.

Sample Reduction

All samples are crushed in a jaw crusher and reduced to approximately 4 mesh. Each sample is then transferred to a roll crusher and the materials reduced from 4 to 20 mesh. The material is separated in a riffle splitter to obtain a homogenous split. One portion of the sample is labeled with a bar code number, named "Reject" and is sent back to the core shack for storage. Rejects are normally saved for a period of 6 to 7 years.

The other portion of the sample is further reduced with a disc pulverizer to obtain a size of about 100 mesh. Depending on the sample hardness, typically 90 seconds for pulverization is sufficient. The discs are adjusted regularly to get a constant size. To minimize contamination during sequential sample preparation, the pulverizer is cleaned with a high-pressure air hose after passing each sample though the pulverizer. About 50 grams of rock powder ("the pulp") is then transferred to a previously labeled pulp bag. A record is kept of the sequence in which the samples are ground, and of the identity number of the container used for each sample. The labeled pulp samples are then sent to the mine assay laboratory for analysis.

Assay Laboratory

The laboratory building is located on the mine property and was erected in 1983.  The laboratory is housed in 5,200 square feet on three floors.  The basement is dedicated for the sample receiving, storage of samples, chemical products and supplies. On the second floor are located the X-Ray Spectroscopy section, the Atomic Absorption Spectroscopy section, the Fire-Assay room, the balance room, the wet laboratory and finally the environmental room. The laboratory is well-equipped with modern, state-of-the-art equipment.

The Brunswick Mine’s assay laboratory provides analytical services to the following departments: Geology, Concentrator, Metallurgical Research and Environment. Work is also done for external groups such as Exploration, Noranda Technology Center, McGill University, University of New Brunswick and the Matagami Mine.

The zinc, lead, copper and bulk concentrates produced by Brunswick Mine are sold in Canada, Europe and Japan. The assay laboratory is responsible for analysis and assay exchanges with all the customers. Therefore, the quality of the analysis is very important, to reduce the umpire costs and to maintain good relations with the customers. The assay laboratory department has acquired an excellent reputation on international markets for accurate analyses and low umpire costs.

Analyses

The diamond drill samples are assayed for the following elements: Pb, Zn, Cu and Ag.  The gold is analyzed occasionally, when requested by the geologists. The analytical procedures are standard in sulphide minerals. All the samples are analyzed by flame atomic absorption spectroscopy (FAAS) for Pb, Zn, Cu and Ag.

For those samples which exceed the upper calibration limits, titrametric or gravimetric methods are used, as outlined below. These procedures from International System Organization (ISO) are recognized and standard in base metal industries.

Pb > 10%, Pb determined by EDTA titration (ISO Method 11441)

Zn > 20%, Zn determined by EDTA Titration (ISO Method TC 183N 489E)

Cu > 3%, Cu determined by Short Iodide Titration (ISO Method 10258)

Ag > 480 g/t, Ag assay fusion and cupellation (ISO/TC 183 N 490 E)

Au Preconcentration by Fire-Assay and completed by atomic absorption spectroscopy.

Determination of Metals by Flame Atomic Absorption Spectroscopy

Sample Digestion

The purpose of any sample dissolution technique is to provide a homogeneous solution of the elements of analytical interest. A 1 gram portion of sample is accurately weighed and digested in acid (HCl and HNO3) and analyzed by flame atomic absorption spectroscopy (FAAS). Calculations of results are based on calibration curves produced from in-house reference materials. Samples with concentration of the element greater than the upper limit of its calibration are analyzed by gravimetric or titrametric ISO methods as described above.

Calibration and Measurement of the Analyte

The atomic absorption spectrometer is calibrated with three in-house reference materials prepared as solutions in the same manner as that used for the samples. These reference materials have been prepared by Brunswick Laboratory technician and previously analyzed by external laboratories, along with titration or gravimetric ISO procedure. The material used for the preparation of these standards is ore from Brunswick Mine. The advantage of this procedure is that these standards include all the matrix effects, and therefore minimize the interferences.  These reference materials are kept in a freezer to prevent oxidation. A small portion of reference material is transferred into a desiccators for current use.

Confidentiality of Data and Data Security

The results of any analysis generated by the assay laboratory are strictly confidential and the sole property of the client. Furthermore, all internal documents, reports, lists, files and methods may not be disclosed or photocopied without permission. Information stored in the computer system is available only to authorized staff and clients, all of whom have password-protected access to a drive.

The Zn (%), Pb (%), Cu (%) and Ag (oz/ s.t.) analysis results are recorded in an Excel spreadsheet (bmscore.xls) which is available to the geologists via the mine’s computer network.  The results are then imported in the Gemcom drill hole database (Ag values are converted into g/t during the resource and reserve estimation).

Statement of Sample Preparation and Analytical Procedures

The sample preparation is the most critical part. The potential risk for contamination is greater in the sample preparation process than any other part of laboratory operations. For this particular reason, only samples from Brunswick Mine are processed in the sample preparation room, as previously mentioned.

The sample preparation facilities at Brunswick Mine use old equipment, particularly the disc pulverizers.  Such equipment would not be considered to be acceptable for use in gold analysis.  Gold is not assayed routinely at the mine since the ore contains only traces of gold (0.002 to 0.005 oz/ s.t. Au in average).  However, Brunswick Mine’s sample preparation equipment is considered very acceptable when used to prepare massive sulphide samples from the mine for analysis of base metals.

Data Verification

Quality Assurance and Quality Control

The Quality Assurance and Quality Control (QA/QC) program was implemented in 1995 to provide quality chemical analyses. The quality of chemicals used is assessed in terms of accuracy, precision, traceability, and availability. This program includes a Standard Operating Procedures (SOP) Manual with data validation supported by a Statistic Process Control (SPC) program. The laboratory equipment is well maintained and properly calibrated with Certified Reference Materials and in-house reference materials. The analytical balances are verified annually by outside organizations who meet the ISO-9000 specification. To measure the performance of the laboratory, each year the Assay Lab participates in proficiency testing studies, or Round Robins.  Occasionally, the laboratory is subjected to internal or external audits.

The Quality Assurance and Quality Control program is followed seriously at Brunswick Mine’s assay laboratory and the quality of analysis have been demonstrated numerous times with assay exchanges on Zn, Pb, Cu and Bulk concentrates.

Quality Control and Data Validation

Certified Reference Materials and reagent blanks are used with each batch of sample decomposed. The Certified used for the geological samples is the MP-1A from CANMET. All data generated for the certified, the blank, and the duplicate are captured, sorted and retained in a separate database. The control charts are maintained to monitor the stability accuracy of the measurement. The data is plotted over time to establish a mean and standard deviation. Warning lines on the chart are set at ± 2 X standard deviation and analysts must scrutinize data carefully in this region. Control lines are set at ± 3 X standard deviation and data outside these lines is rejected and corrective action is mandated. If the problem cannot be ascertained, then all the samples in that particular block will be re-analyzed.

The data from analysis of duplicate pairs must meet established precision limits. Should any pair fail to meet these criteria, corrective action is taken as previously described. Duplicates are plotted in an X-Y fashion to visually assess the degree of correlation and to define precision as function of concentration.

ADJACENT PROPERTIES

Half Mile Lake

Half Mile Lake Area comprises three mineral claim groups, excluded from the option agreement, and the surrounding area. It contains the extensively drilled series of volcanogenic massive sulphide deposits known as the Halfmile Lake North, South and Deep (Figure 7).  The properties are known as the Little Bald Mountain group (Block 1828), Moody Brook group (Block 1878) and the Northwest Miramichi group (Block 3770). These mineral claims cover parts of the nose of the Nine Mile Brook fold structure and include soil geochemical and electromagnetic anomalies that have not been adequately explained. Much of this stratigraphy lies at the same level as the Halfmile Lake sulphide deposits.

The Half Mile Lake zinc-lead deposit is a sheet-like, stratiform volcanogenic massive sulphide deposit that is exposed along a 2.5 kilometre strike length and drilled to a depth of 1,450 metres. Mineralization is hosted by volcanic and epiclastic rocks of the Nepisiguit Falls Formation in close proximity to the stratigraphic contact with the overlying mafic and felsic rocks of the Flat Landing Brook Formation. This stratigraphy shows excellent correlation with the sequences that host the Brunswick No. 6, No. 12 and Heath Steele ore bodies. A new mineralized zone (Halfmile Deep) was discovered in 1999 while drill testing 3D seismic survey reflector. The grade of this new zone was not sufficient to warrant further work due to the excessive depth. Halfmile Lake properties comprise on of the excluded areas.

TABLE XXIV  CALCULATED MINERAL RESOURCES FOR THE HALFMILE LAKE VMS DEPOSITS

(Falconbridge Data Book)

Deposit	Metric Tonnes	Pb %	Zn %	Cu %	Ag ppm
Upper Half Mile Lake	1,010,000	2.54	7.59	0.44	48
Lower Half Mile Lake	8,528,200	2.83	8.94	0.10	39
Half Mile Deep	1,490,555	2.16	9.06	0.11	23
Half Mile Lake North	1,179,000	0.85	4.51	0.47	9

INTERPRETATION AND CONCLUSIONS

Systematic exploration programs that lead from airbourne and ground geophysical surveys through diamond drilling to discovery and development of economic mineral deposits are well documented in the Bathurst Mining Camp. Many previous discoveries came with the advent of new exploration technologies. The former producer, Heath Steele Mines was discovered in 1953 as a result of one of the first successful airbourne electromagnetic surveys in the world. The application of newly developed high technologies to this area could result in significant new discoveries.

The Xstrata – El Nino Option Agreement properties have an extensive database of previous exploration work. This work identifies a number of significant base metal occurrences in geological environments similar to the Brunswick No. 12 deposit and other deposits. Many of these occurrences are open for expansion at depth and for potential extensions and satellite deposits. Occurrences such as Fab, Flat Landing, Fronsac, Camel Back, Gilmour South and others have this potential.

Areas of favourable geology with Brunswick or Heath-Steele type stratigraphy combine with favourable footwall alteration assemblages are present in the Bathurst Mining Camp. Many such areas are under explored and been subject to only limited drill testing. Application of new survey techniques such as Titan-24 may provide high priority targets in such areas.

Due to complex folding and thrust faulting, there are hundreds of kilometres of favourable stratigraphy in the Bathurst Mining Camp. Previous workers tested this stratigraphy mainly where soil geochemical surveys coincide with geophysical anomalies. There are many kilometres of favourable stratigraphy that remain untested. The application of MegaTEM, airbourne gravity systems and Titan-24 surveys may provide high priority targets in these areas.

Some areas of the Bathurst Mining Camp are underlain by flat-lying younger stratigraphy may be covering favourable stratigraphy. A large area of favourable Brunswick horizon stratigraphy is overlain by a thin cover of Carboniferous sediments. Extensive till cover may be hiding favourable stratigraphy in some other areas. Combined MegaTEM and high resolution magnetic surveys along with Titan-24 surveys may provide high priority targets in these areas.

RECOMMENDATIONS

The Xstrata – El Nino Option Agreement properties have significant potential for discovery of economic base metal deposits in an established mining camp where well developed infrastructure could lead to early development opportunities. Based on this potential a two-phase program of exploration is recommended as outlined in the following table:

Table XXV  Bathurst Option Agreement – Proposed Budget 2006

ACTIVITY	UNITS	COST
Phase I
Geology (Salaries & Compilation)		$476,000
Geophysics (Titan-24 & Borehole Surveys)		$2,140,000
Diamond Drilling	23,700 m	$2,370,000
Geochemistry		$14,000
Total Budget		$5,000,000

The phase II budget is expected to be similar to the Phase I budget in relative costs for geophysics and drilling, etc.

El Nino’s share of these proposed expenditures is $2,500,000 in Phase I and $2,500,000 in Phase II for a total of $5,000,000. The Phase I activities are designed to generate high priority diamond drilling targets and to provide for drill-testing of the highest priority targets. At the end of Phase I, results will be evaluated to prioritize areas for further work. Since a number of high priority areas are already identified, the Phase II budget is not considered contingent upon favourable results from Phase I. on Agreement Project has sufficient merit to justify the proposed expenditures described above.

2006/2007 Exploration Program

The 2006-2007 Bathurst exploration program was structured to utilize new technologies to detect buried mineralization that traditional exploration surveys fail to locate. The exploration program proposed was mainly comprised of drill testing a few remaining first priority airborne targets, as well as testing the ground deep penetrating geophysical targets generated by the Titan 24 surveys.

To accomplish this task, a detailed data review of specific target areas was completed to identify any economic potential at depth or along strike of known mineralization horizons such as between Brunswick No. 12 and Brunswick No. 6, west and east of Heath Steele, near Camel Back, at Fronsac North, and within the Flat Landing Brook general area. Based on the compilation results, a series of follow-up work surveys using new technology (Titan 24) have been proposed to investigate these areas at depth.

The 2006/2007 program was completed on March 31, 2007.  In summary, a total of 220 line km of Titan 24 ground geophysical survey was completed; 17,088 metres was drilled in 42 diamond drill holes and a Heli-GeoTEM survey was completed over 3 grids totaling 291 line km. Several soil geochemical surveys were completed collecting 1,097 samples. Up to 5 diamond drill rigs were in operation during the diamond drilling program during which a total of 42 holes were completed for a total of 17,088 metres. In addition 341 new claims were staked. Total expenditures for the 2006/2007 program amounted to $5,056,176.00.

The first year the exploration program returned encouraging results particularly those summarized below:

• Camel Back Area: Hole ELN‐06‐095 drilled west of the Camel Back Deposit returned 2.2 meters at 4.93% Zn and 0.71% Pb including 1.3 meter at 7.48% Zn and 1.02% Pb from a 7.20 meter massive sulphide intercept (Sept. 13, 2006)

• Mount Fronsac North Deposit: The drilling along the Titan 24 anomaly located at a vertical depth of 300 meters and up dip from high grade historical intersections returned the following significant assay results (Nov. 17, 2006):

DDH	From (m)	To (m)	Width (m)	Zn %	Pb %	Ag g/t
ELN 06-097	306.85	309.85	3.0	5.68	1.93	39.0
ELN 06-101	269.9	272.9	3.0	5.04	0.28	11.4
ELN 06-100	322.1	327	4.9	1.15	0.22	5.4

• Devil’s Elbow Area: Hole ELN 06-105 drill tested a Titan 24 target located east of the Devil’s Elbow Deposit 300 meters below surface and returned a composite intersection of the massive sulphide horizon grading at 0.58% Cu, 0.03% Pb, 0.20% Zn and 6.05 g/t Ag over 5.9 meters including an intercept of 1.06 % Cu over 1.0 meters.

• Gilmour South Trend: Hole ELN 07-129 intersected  3.39% Zn, 2.86% Pb, 0.15% Cu and 8.36 g/t Ag over 2.80 meters including 1.10 meters at 6.63% Zn, 5.65% Pb, 0.29% Cu and 16.10 g/t Ag).

Drill hole ELN‐07‐129 intersected a horizon of massive to semi-massive sulphide mineralization interpreted to represent the up‐dip, near surface, extension of the Gilmour South mineralized trend. The sulphide zone was intersected between 163.70 and 166.60 meters down hole with combined assay results grading 3.39% Zn, 2.86% Pb, 0.15% Cu and 8.36 g/t Ag over 2.80 meters including an intercept of 1.10 meters at 6.63% Zn, 5.65% Pb, 0.29% Cu and 16.10 g/t Ag. The Gilmour mineralized trend was originally discovered in 1977. The southern extension of this trend, Gilmour South, was discovered in 1995 and subsequently drilled on a 200 meter spaced drill pattern, by Noranda Exploration between 1995 and 2000. The mineralized trend consists of intermittent massive to semi‐massive sulphide mineralization of varying grades and thickness ranging from 18.20% Zn and 11.20% Pb over 0.22 meters to 1.10% Zn over 23.70 meters. The zone is untested from surface down to the 200 meter mark below surface and along most of the 1400 meter strike length extension. The mineralized trend occurs along the Brunswick Horizon in a geological setting similar to the Brunswick No.12 and No.6 deposits.

• Titan 24: During the program, 42 diamond drill holes were performed including 17 drill holes (40%) that targeted Titan 24 anomalies. Drilling on the Titan 24 targets has returned sulphide mineralization (massive, semi‐massive or disseminated) as the source of the anomaly in 8 holes which represents 47%.  ELN News Release April 19 2007

Quality Control

Drill core is logged at the Brunswick No. 12 minesite exploration core shack and mineralized interval samples are taken from the drill core (NQ size) sawed in half with one half sent to the Brunswick No. 12 laboratory and the other half retained for future reference. A strict QA/QC program is followed which includes mineralization standards, blanks and field duplicates for each batch of samples.

2007/2008 Exploration Programs

The province of New Brunswick has committed funding for the second and final year of the exploration . The 2007/2008 exploration program, budgeted at $5 million started on April 1st, 2007, and will terminate on March 31st, 2008. The program will comprise ground geophysical surveys (Titan 24), a review of the airborne Mega TEM data, soil geochemical surveys, followed by a diamond drilling program. It is currently proposed to survey five main target areas with the Titan 24 ground geophysical survey system totaling approximately 135 line km. A diamond drilling program testing the Titan 24 targets as well as a series of various types of targets will consist of in excess of 25,000 meters in approximately 50-60 diamond drill holes. Field work is scheduled to resume in June 2007 with line cutting, ground geophysics and diamond drilling.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

This discussion should be read in conjunction with the audited financial statements of the Company and related notes thereto included herein.

Twelve Months Ended January 31, 2007 Compared to Twelve Months Ended January 31, 2006

Overview

El Nino is an exploration stage company engaged in the acquisitions, exploration and development of mineral properties of merit in Canada with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

The year ended January 31, 2007 resulted in a net loss of $2,973,538, which compares with a loss of $240,864 for the same period in 2006.  General and administrative expenses for the year ended January 31, 2007 were $1,148,715, an increase of $1,043,512 over the same period in 2006.  Consulting fees of $275,937 were recorded as compared to $18,590 during the previous year as the Company became active with the financing of several exploration projects.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $132,568 for the period ended January 31, 2007 compared to $ Nil for the previous year.  The stock compensation expense has been allocated by expense category on the income statements.   All other general and administrative costs increased when compared to the previous year due to increased activity.  Travel costs of $142,424 were incurred compared to $6,446 as the Company was actively working on new acquisitions and financing in Europe in order to raise funds for the Bathurst, New Brunswick project and working capital.

During the year ended January 31, 2007, the Company incurred mineral property expenditures of $2,265,417. Of this amount, $10,000 was paid as cash option payments and a further 30,000 shares were issued at a value of $12,000 for its Bancroft, Ontario properties. A $125,000 cash payment and 275,000 shares valued at $261,250 of CanAm Uranium Corp. were received as the Company optioned its Bancroft properties. During the year ended January 31, 2007, the Company advanced $2,500,000 to Xstrata for the Bathurst, New Brunswick project and incurred $2,204,283 on the project. The balance of $457,547 plus the amount of $2,577,032 that is held in escrow is shown as project advances of $3,034,579 as at January 31, 2007. The expenditure amount was matched by the Government of New Brunswick.

Shareholder relations costs of $73,100 and promotional activities undertaken by the Company, which included attendance at various trade shows, promotional literature and expanding the website cost $162,051 as the Company increased awareness on its exploration projects and corporate objectives

Twelve Months Ended January 31, 2006 Compared to Twelve Months Ended January 31, 2005

Overview

El Nino is an exploration stage company engaged in the acquisitions, exploration and development of mineral properties of merit in Canada with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

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

B.

Liquidity and Capital Resources

Twelve Months Ended January 31, 2007 Compared to Twelve Months Ended January 31, 2006

At January 31, 2007, the Company’s working capital, defined as current assets less project advances less current liabilities, was $223,322 compared with working capital of $266,621 at January 31, 2006. During the year, 9,916,907 shares were issued for gross proceeds of $6,255,909. A further 111,833 warrants were exercised for proceeds of $44,767 and 50,000 options were exercised for proceeds of $7,500. Subsequent to year-end, the Company closed two  private placements for gross proceeds of $1,500,000.  The private placements were non-flow-through unit offerings including one common share and one-half share purchase warrant.  Each full warrant will allow the holder to acquire an additional common share are $0.55 for a period of one year.  The Company paid issuance costs of $96,000 in commissions, finder’s fees of $22,720 and issued 240,000 broker warrants with the same terms as the unit warrants.

The Company has total issued and outstanding of 17,986,953 shares at January 31, 2007.

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

F.

Tabular Disclosure of Contractual Obligations

The Company is committed under an operating lease with a company for its office premises with the following lease payments to the expiration of the lease on November 30, 2011.

	2008	2009	2010	2011	2012	Thereafter
Office lease	$38,029	38,029	38,029	38,029	31,691	-

Bathurst Project, Bathhurst, New Brunswick

By agreement dated May 26, 2006, the Company entered into an option agreement with Xstrata plc (“Xstrata”) formerly Falconbridge Limited to explore the Bathhurst Mining Camp in New Brunswick.

The Company will initially have the opportunity to earn a 50% interest in a large number of mineral claims and two permitted areas held by Xstrata occupying approximately 108,800 hectares.  In order to vest with a 50% interest, the Company is required to spend $5.0 million on exploration by March  31, 2008 with a minimum expenditure of $2.5 million by March 31, 2007.  As at January 31, 2007, the Company advanced the minimum $2.5 million as required to Xstrata and Xstrata had expended $2,042,453 on exploration.  The balance of $457,547 plus the amount of $2,577,032 that is held in escrow is shown as project advances of $3,034,579 at January 31, 2007.

Subsequent to year end, the first $2.5 million has been spent and the remaining $2.5 million has been raised and is in escrow. The New Brunswick Government has contributed $2.5 million to March 2007 and a further $2.0 million has been committed to March 2008.

G.

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

Name, Position in Company and Province or State and Country of Residence	Period(s) a Director/Officer of the Company
Harry Barr Vancouver, BC, Canada Chairman, CEO & Director	Since 1999
Bernard Barlin Hampshire, UK Director	Since 2004
Michael Philpot Surrey, BC, Canada Director	Since 2004
Spiros Cacos Vancouver, BC, Canada Director	Since 2005
Jean Luc Roy Vancouver, BC, Canada Proposed Director	Nominated
Morris Medd Ontario, Canada Proposed Director	Nominated
John Royall West Vancouver, BC Proposed Director	Nominated
Gordon Steblin Richmond, BC, Canada CFO	Since 2002
Taryn Downing North Vancouver, BC, Canada Corporate Secretary	Since 1999

Additional details including principal occupation for the past five years of the above directors or executive officers are as follows:

Harry Barr – Chairman, CEO, and Director

Mr. Barr has been involved in the mining industry for over 20 years and has an extensive background in business management, corporate finance, and marketing.  Mr. Barr is currently President, CEO, & Director of Pacific North West Capital Corp. (1996–present); President, CEO, & Director of CanAlaska Uranium Ltd. (1985–2004); Chairman, COO & Director of CanAlaska Uranium Ltd. (2004 – present); President & Director of Freegold Ventures Limited (1999 – 2005); and Chairman & Director of Freegold Ventures Limited (2005–present); Chairman (2006-present), CEO and Director (1999-present) President and CEO (2003-2006) of El Nino Ventures Inc.

Bernard Barlin- Director

Mr. Barlin has over 40 years experience in the mining industry and has worked as a consulting metallurgist with Hudson Bay Mining and Smelter Company. He has a degree in Engineering from the University of Witwatersrand in Johannesburg, and is a registered professional engineer in Manitoba and the U.K.  Mr. Barlin is currently a Director of CanAlaska Uranium Ltd. (1989-present); Pacific North West Capital Corp. (2000-present); El Nino Ventures Inc. (2004-present) and Freegold Ventures Limited. (1985-present).

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

Jean Luc Roy – President, COO and Proposed Director

Mr. Roy has over twenty years experience in the Mining Industry, mostly in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Semafo, and First Quantum Minerals.

Morris Medd – Proposed Director

Mr. Medd is an independent businessman.  He retired as President of the Redpath Group of Companies (1999-2004), world leaders in underground mine development.  He has served on the board of the Ontario Mining Association.

John Royall – Proposed Director

Mr. Royall received a B.Sc.(Hons) degree from Leicester University, England in 1960 and a Diploma, University College, London University, England in 1961.  He has over 40 years experience in mineral exploration in Canada, USA, Ireland, Chile, and Mexico including positions as Manager of Canadian Exploration for Union Carbide Exploration Corporation, and Director of Exploration, Precious Metals, Union Carbide Exploration Corporation from 1977-1983 and General Manager Exploration and Development, Westfield Minerals Limited from 1983-1990.  He is primarily concerned with advising on the acquisition of nickel and platinum group metal mineral properties and liaising with the Company’s technical team.

Gordon Steblin – Chief Financial Officer

Mr. Steblin, B. Comm., CGA, is currently the CFO of Pacific North West Capital Corp., Freegold Ventures Limited, El Nino Ventures Inc. and CanAlaska Uranium Ltd. (2002-present) and accountant of Pacific North West Capital Corp. (1996-2002), Freegold Ventures Limited (1994-2002), CanAlaska Ventures Ltd. (1994-2002), and El Nino Ventures Inc. (1999-2002).

Taryn Downing – Corporate Secretary

Ms. Downing is currently an administrator with over 25 years experience in both the public and private sectors. Ms. Downing is currently the Corporate Secretary for Pacific North West Capital Corp. (1998-present), CanAlaska Uranium Ltd. and Freegold Ventures Limited (1995–present) and El Nino Ventures Inc. from (1999-present).

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

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus(1) ($) (d)	Other Annual Compen-sation(1) ($) (e)	Securities Under Options/SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Jean Luc Roy,(2) President & COO Harry Barr, Chairman & CEO Gordon Steblin, CFO	2007 2007 2006 2005 2007 2006 2005	Nil Nil Nil Nil Nil Nil Nil	10,000 16,922 Nil Nil 13,231 Nil Nil	88,000 24,000 24,000 24,000 19,563 3,300 2,200	700,000(3) Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil

Notes

(1)

Fees paid through a service Company.

(2)

Mr. Jean Luc Roy was appointed President and COO of the Company on May 10, 2006.

(3)

These options are vested quarterly over a period of 36 months.

Compensation of Executive Officers

See above summary compensation table.

During the year ended January 31, 2007, there were 893,642 incentive stock options granted to Directors and Executive Officers during the Company’s most recently completed financial year.

The table below sets out the number of securities under option that are held by the Company’s Directors and Executive Officers and the number and value of unexercised options as at January 31, 2007.

Name of Director and/or Executive Officer	Securities Under Option	Exercise Price	Value of Unexercised in the Money Options at Jan 31, 2007(1)	Expiry Date
Jean Luc Roy	700,000	$0.50	Nil	Mar 29/11
Harry Barr Harry Barr	79,500 28,642	0.15 0.50	$23,055 Nil	Sept 10/08 Mar 29/11
Canadian Gravity Recovery Inc. (2)	79,500	0.15	$23,055	Sept 10/08
Michael Philpot	40,000	$0.50	Nil	Mar 29/11
Spiros Cacos	30,000	$0.50	Nil	Mar 29/11
Bernard Barlin	15,000	$0.50	Nil	Mar 29/11
Gordon Steblin	40,000 40,000	$0.15 $0.50	Nil Nil	Sept 10/08 Mar 29/11
Taryn Downing	40,000 40,000	$0.15 $0.50	Nil Nil	Sept 10/08 Mar 29/11

(1)

Value of Unexercised Options is equal to the difference between the closing price of the shares of the Company on the TSX Venture Exchange on January 31, 2007 of $0.44 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

(2)

A company wholly-owned by Harry Barr.

(3)

Mr. Roy was appointed President & COO May 10, 2006.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year end Option/SARs Values

The table below sets out, on an aggregate basis, the number of shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended January 31, 2007 and the number and value of unexercised options as at January 31, 2007.

Name (a)	No. of Shares Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	No. of Unexercised Options (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money ($)(2) Exercisable/Unexercisable (e)
Jean Luc Roy, President & COO	Nil	Nil	116,666/583,334	0
Canadian Gravity Recovery Inc.(3)	Nil	Nil	79,500/0	$23,055/0
Harry Barr, Chairman & CEO	Nil	Nil	89,047/19,095	$23,055/0
Gordon Steblin, CFO	Nil	Nil	53,333/26,667	$11,600/0

(1)

Aggregate Value Realized is the difference between the market price of the Company’s shares on the date of exercise and the option exercise price, multiplied by the number of shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the shares of the Company on the TSX Venture Exchange on January 31, 2007 of $0.44 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

(3)

A corporation wholly-owned by Harry Barr.

(4)

Mr. Roy was appointed President & COO May 10, 2006.

Option and SARs cancelled/expired to NEOs during the most recently completed financial year.

During the financial year ended January 31, 2007 no options to NEOs were cancelled or expired.

Option and SAR Repricings

During the financial year ended January 31, 2007 no options to NEOs were repriced.

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

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between the Company and the NEOs.  Refer to “Compensation to Directors” below for information on other compensation paid to the NEOs during the financial year ended January 31, 2007.

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

During the year ended January 31, 2007, Harry Barr received $40,922 for management services and bonus.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending January 31, 2007.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

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

Appointment of Auditors

The Company’s auditors for the year ended January 31, 2006, Staley Okada & Partners entered into a transaction with PricewaterhouseCoopers LLP.  The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending January 31, 2007.  PricewaterhouseCoopers LLP will be nominated at the

Company’s Annual General Meeting for election as the Company’s auditors for the ensuing year.  Remuneration of PricewaterhouseCoopers LLP is to be determined by the Company’s Board of Directors.

C.

Board Practices

The Board is currently composed of four directors.

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

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Harry Barr	CanAlaska Uranium Ltd. Pacific North West Capital Corp. Freegold Ventures Limited
Bernard Barlin	CanAlaska Uranium Ltd. Pacific North West Capital Corp. Freegold Ventures Limited

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

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
January 31, 2007	$9573	NIL	$761	NIL
January 31, 2006	$6,300	NIL	$700	NIL

Compensation Committee

During the fiscal year ended January 31, 2007, the Board of Directors appointed a Compensation Committee composed of three directors: Michael Philpot, Bernard Barlin, and Spiros Cacos.  Please see the section above entitled “Composition of the Compensation Committee” for further information on this Committee.

Corporate Governance Committee

During the fiscal year ended January 31, 2007, the Board of Directors appointed a Corporate Governance Committee composed of three directors: Michael Philpot, Bernard Barlin, and Spiros Cacos.  The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 5 (Reporting Obligations) of MI 52-110.

D.

Employees

During the fiscal year ended January 31, 2007, the Company had no employees and 6 consultants.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and the consultants of the Company.  The table below includes details of all options to purchase shares of the Company as at May 3, 2007.

Name	# of common shares held at May 3/07	# of Options and/or Warrants held at May 3/07	Date of Grant	Exercise Price	Expiry Date
Jean Luc Roy(1)	144,000	700,000 (option) 80,000 (warrant)	Mar 29/06 Apr 24/06	$0.50 $.50	Mar 29/11 Apr 24/08

Harry Barr(2)	2,668,049	159,000 (option)(3) 28,642 (option) 15,000 (warrant) 6,240 (warrant)	Sept 10/03 Mar 29/06 Apr 24/06 Aug 29/07	$0.15 $0.50 $0.50 $1.00	Sept 10/08 Mar 29/11 Apr 24/08 Aug 29/07
Bernard Barlin	Nil	15,000 (option)	Mar 29/06	$0.50	Mar 29/11
Michael Philpot	132,500	40,000 (option) 20,000 (warrant) (4)	Mar 29/06 Apr 24/06	$0.50 $0.50	Mar 29/11 Apr 24/08
Taryn Downing	153,500	40,000 (option) 40,000 (option) 30,000 (warrant) 3,000 (warrant)	Sept 10/03 Mar 29/06 Apr 24/06 Aug 29/06	$0.15 $0.50 $0.50 $1.00	Sept 10/08 Mar 29/11 Apr 24/08 Aug 29/07
Gordon Steblin	115,500	40,000 (option) 40,000 (option) 30,000 (warrant) 3,000 (warrant)	Sept 10/03 Mar 29/06 Apr 24/06 Aug 29/06	$0.15 $0.50 $0.50 $1.00	Sept 10/08 Mar 29/11 Apr 24/08 Aug 29/07
Spiros Cacos	55,000	30,000 (option) 15,000 (warrant) 7,500 (warrant)	Mar 29/06 Apr 24/06 Aug 29/06	$0.50 $0.50 $1.00	Mar 29/11 Apr 24/08 Aug 29/07

(1)

Mr. Jean Luc Roy was appointed President and COO of the Company May 10, 2006.

(2)

Of the 2,668,049 shares owned by Harry Barr, 745,511 shares are owned directly; 1,102,550 shares are owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr; 249,988 shares are owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr; 140,000 shares are owned by 607767 BC Ltd. a corporation wholly owned by Mr. Barr; and 430,000 shares are owned by Evolution Gold Resources Inc. a corporation wholly owned by Mr. Barr.

(3)

Of the 159,000 stock options beneficially owned by Harry Barr, 79,500 are owned directly and 79,500 are owned indirectly.

(4)

These warrants are held by Protec Development Inc. a corporation wholly owned by Mr. Philpot.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 2,037,642 to 4,353,390 shares, representing 20% of the issued and outstanding shares of the Company.  Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX Venture Exchange.  Both shareholder approval and TSX Venture Exchange approval are required before the amendment to the Plan may be implemented.

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 2,037,642 shares.  As of the Record Date 1,527,642 shares issuable under the Plan have been issued or reserved for issuance as follows:

Shares issued upon exercise of incentive stock options

60,000

Shares reserved for issuance pursuant to unexercised

incentive stock options

1,527,642

Unallocated shares available for future grants of

incentive stock options

450,000

Total:

2,037,642

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 4,353,390 shares.

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

Performance Shares

Subject to regulatory approval and policies of the regulators and exchanges at the time, the Company requests the approval of the shareholders to permit the Company to issue up to 1,088,347 nominal value performance shares, which sum is equal to 5% of the Company’s current issued and outstanding shares as at the Record Date (being 21,766,953 shares), the issuance of which performance shares shall be, at the discretion of the Board, to such arm’s length parties as the Board considers desirable to attract to the Company for such purposes as management experience, operations experience, financial expertise, technical expertise, industry profile and other such characteristics in the discretion of the Board.

At the Company’s 2005 and 2006 Annual General Meeting, the shareholders approved the issuance of up to 807,487 nominal value performance shares (298,077 in 2005 and 509,410 in 2006).  To date, none of these shares have been allotted or issued.  At the time of shareholder approval in 2005, the 298,077 shares represented 5% of the Company’s then issued and outstanding shares.  At the time of shareholder approval in 2006, the 509,410 represented 5% of the Company’s then issued and outstanding shares.  If the shareholders approve the additional 1,088,347 performance shares, the Company will have authorization to issue up to a total of 1,895,834 shares as performance shares which as of Record Date represent 8.7% of the Company’s issued and outstanding shares.

Options and Other Rights to Purchase Shares

Options and Other Rights to Purchase Shares

The following table summarizes the issued and outstanding options as at January 31, 2007.

Number Outstanding 31 January 2006	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 January 2007	Exercise Price Per Share	Expiry Date

319,000	-	(50,000)	-	-	269,000	$0.15	10 September 2008
-	1,588,642	-	(330,000)	-	1,258,642	$0.50	29 March 2011
319,000	1,588,642	(50,000)	(330,000)	-	1,527,642

During the year ended January 31, 2007 there were 1,588,642 options granted and 330,000 options cancelled or expired to directors, officers, consultants and employees pursuant to the Company’s 2006 Plan.  As of January 31, 2007 there were 1,527,642 outstanding options issued under the Company’s 2006 Plan.

Optionee	Number of Shares Granted	Date of Grant	Exercise Price ($/Security)	Expiration Date
Director/Officer Employee/Consultants	893,642 695,999	March 29, 2006 March 29, 2006	$0.50 $0.50	March 29, 2011 March 29, 2011
1,588,642

The following table sets out the financial value of options exercised during the Company’s most recently completed financial year by directors, executive officers and others.

Optionee	Number of Shares Exercised	Date of Grant	Exercise Price ($/Security)	Expiration Date
Consultant	50,000	September 10, 2003	$0.15	September 10, 2008
	50,000

The following table sets out the options cancelled or expired during the Company’s most recently completed financial year to directors, executive officers and others.

Optionee	Number of Shares Cancelled/Expired	Date of Grant	Exercise Price ($/Security)	Expiration Date
Employees / Consultants	330,000	March 29/06	$0.50	March 29/11
	330,000

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by Computershare Investor Services Inc. and insider reports filed with System for Electronic Disclosure by Insiders (“SEDI”), as at May 3, 2007, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company(1) 25 Esplanade Box 1038, Station A Toronto, ON M5E 1W5	13,907,640(2)	63.9%
Canaccord Capital Corporation 2200 – 609 Granville Street Vancouver, BC V7Y 1H2	2,800,000	12.9%
Harry Barr 2303 West 41st Avenue Vancouver, BC V6M 2A3	2,668,049(3)	12.3%

Notes

(1)

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

(2)

The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company’s shares.

(3)

Of the 2,668,049 shares owned by Harry Barr, 745,511 shares are owned directly; 1,102,550 shares are owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr; 249,988 shares are owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr; 140,000 shares are owned by 607767 BC Ltd. a corporation wholly owned by Mr. Barr; and 430,000 shares are owned by Evolution Gold Resources Inc. a corporation wholly owned by Mr. Barr.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended January 31, 2007, or proposed material transactions between the Company or any of its subsidiaries, except of previously disclosed in the audited year-ended January 31, 2007 financial statements.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This annual report contains the consolidated financial statements for the Company for the fiscal year ended January 31, 2007 which contains an Audit Report dated May 16, 2007 and the former auditors Audit Report dated April 20, 2006.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The annual high and low market prices for the common shares of the Company on the TSX Venture Exchange for each of the last five full financial years are as follows:

January 31	High (Cdn $)	Low (Cdn $)	Volume
2007	$0.95	$0.38	5,592,358
2006	$0.62	$0.24	2,432,072
2005	$0.50	$0.14	844,061
2004	$0.42	$0.10	786,684
2003	$0.33	$0.11	374,134
2002	$0.28	$0.09	238,543

The high and low market prices for the common shares of the Company on the TSX Venture Exchange for each of the two most recently completed financial years for each quarter are as follows:

Quarter	High (Cdn $)	Low (Cdn $)	Volume
2007
First Quarter	$0.80	$0.38	1,463,629
Second Quarter	$0.95	$0.72	1,165,980
Third Quarter	$0.83	$0.40	1,052,098
Fourth Quarter	$0.94	$0.41	1,910,651
2006
First Quarter	$0.62	$0.35	1,133,454
Second Quarter	$0.39	$0.24	398,098
Third Quarter	$0.35	$0.245	356,363
Fourth Quarter	$0.45	$0.245	544,157

The high and low market prices for the common shares of the Company on the TSX Venture Exchange for the six most recently completed months are as follows:

Month	High (Cdn $)	Low (Cdn $)	Volume
April 2007	$0.45	$0.38	836,722
March 2007	$0.47	$0.36	873,295
February 2007	$0.46	$0.41	417,620
January 2007	$0.49	$0.42	607,663
December 2006	$0.54	$0.41	717,123
November 2006	$0.52	$0.41	585,865

On January 31, 2007 the closing price of the Common Shares of the Company on the TSX Venture Exchange was $0.44 per share.

The following is the OTCBB trade history:

The annual high and low market prices for the common shares of the Company on the OTC Bulletin Board for each of the last five full financial years are as follows:

January 31	High (US $)	Low (US $)	Volume
2007	0.818	0.35	135,918
2006	0.325	0.188	4,589
2005	0.39	0.18	26,842

The high and low market prices for the common shares of the Company on the OTC Bulletin Board for each of the two most recently completed financial years for each quarter are as follows:

Quarter	High (US $)	Low (US $)	Volume
2007
First Quarter	0.57	0.35	64,034
Second Quarter	0.81	0.60	32,934
Third Quarter	0.64	0.44	2,500
Fourth Quarter	0.43	0.38	36,450
2006
First Quarter	0.325	0.325	2592
Second Quarter	0.00	0.00	0
Third Quarter	0.20	0.20	330
Fourth Quarter	0.21	0.188	1667

The high and low market prices for the common shares of the Company on the OTC Bulletin Board for the six most recently completed months are as follows:

Month	High (US $)	Low (US $)	Volume
April 2007	0.42	0.31	135,375
March 2007	0.39	0.32	62,500
February 2007	0.39	0.38	23,000
January 2007	0.43	0.43	750
December 2006	0	0	0
November 2006	0.43	0.38	35,700

On January 31, 2007 the closing price of the Common Shares of the Company on the OTC Bulletin Board was $0.43 per share.

The following table indicates the approximate number of record holders of shares at May 3, 2007, the number of record holders of shares with United States addresses and the portion and percentage of shares so held in the United States.  On May 3, 2007, 21,766,953 shares were allotted and outstanding which are fully paid.

Total number of Registered Holders	Number of Registered US Holders	Number of Common Shares Held in the US	Percentage of Common Shares

80	8	337,726	1.55%

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

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of May 3, 2007, the Company has 21,766,953 shares without par value issued, allotted and outstanding which are fully paid.

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

C.

Material Contracts

During the year ended January 31, 2007 there were no material contracts entered into by the Company other than contracts entered into during the ordinary course of business.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at January 31, 2007, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of January 31, 2007, being the date of the Company’s most recently completed fiscal year end.  This evaluation was carried out under the supervision and the participation of the Company’s Chief Executive Officer, Harry Barr and the Company’s Chief Financial Officer, Gordon Steblin.  Based upon the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company’s period SEC filings.  There have been no changes in the Company’s internal controls or in other factors that significantly affected or could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

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

During the Company’s most recently completed financial year ended January 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

The Auditors did not test the effectiveness of nor rely on the internal controls of the Company for the fiscal years ended January 31, 2007 2006 and 2005.

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

Services	Year-ended January 31, 2007	Year ended January 31, 2006

Audit Services	$9,573	$6,300
Audit – and review – related services	$Nil	$ Nil
Tax services	$761	$700
All other services	$Nil	$ Nil
	$10,334	$7,000

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

The following exhibits attached hereto are filed with this Form 20-F Annual Report for the year ended January 31, 2007

Exhibit 1:

Financial Statements

Cover Sheet

Auditor’s Report dated May 16, 2007.

Former Auditor’s Report dated April 20, 2006

Balance Sheet as at January 31, 2007 and 2006

Statement of Operations for the years ended January 31, 2007, 2006 and 2005

Statement of Stockholders’ Equity (Deficiency) for the years ended January 31, 2007, 2006 and 2005

Statement of Cash Flows for the years ended January 31, 2007, 2006 and 2005

Schedule of Exploration Expenditures for the years ended January 31, 2007, 2006 and 2005

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

Date:  May 30, 2007